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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-82776

10,825,055 Shares of Class A Common Stock

UnitedGlobalCom:

•
UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001

Symbol and Market:

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Symbol: UCOMA

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Nasdaq National Market

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The last reported sales price of our Class A common stock on the Nasdaq National Market on Friday, December 12, 2003 was $7.21 per share.

The Offering:

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We are registering 10,825,055 shares of our Class A common stock. These shares include 8,198,016 shares of our Class A common stock issuable upon conversion of Class B common stock, and 1,350,175 shares of our Class A common stock, in each case held by some of our executive officers and long-term stockholders. It also includes 1,276,864 shares of our Class A common stock held by other stockholders. We are registering these shares pursuant to an exercise of contractual registration rights of these selling securityholders.

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Use of Proceeds: We will not receive any proceeds from the sale of shares by the selling securityholders.

This investment involves risks. See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2003

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
USE OF PROCEEDS
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
SELECTED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD LOOKING STATEMENTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
CERTAIN LEGAL INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

i

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To fully understand our company and this offering of our stock by some of our stockholders, you should read carefully this entire document and the other documents to which you have been referred. In particular, please read "Where You Can Find More Information".

Our Company

We are one of the largest broadband communications providers outside the United States in terms of homes passed and number of subscribers. We provide broadband distribution services in 15 countries worldwide, serving approximately 7.4 million total subscribers. We also provide telephone and Internet access services in many of these countries, serving approximately 1.6 million total subscribers. Our operations are grouped into two major geographic regions—Europe and Latin America. Our European operations are held through UGC Europe, Inc., our 66.75% owned, publicly-traded subsidiary. UGC Europe is one of the leading broadband communications and entertainment companies in Europe. UGC Europe's total revenues and total assets constituted 87.1% and 86.9%, respectively, of our total revenues and total assets for the fiscal year ended December 31, 2002. Our primary Latin American operation is our 100% owned Chilean operation, VTR GlobalCom S.A. VTR is Chile's largest multi-channel television and high-speed Internet access provider in terms of homes passed and number of subscribers, and the second largest provider of residential telephone services, in terms of lines in service.

We are a Delaware corporation formed on February 5, 2001. Our offices are located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237. Our telephone number is (303) 770-4001.

Recent Developments

UGC Europe Exchange Offer

On October 6, 2003, Europe Acquisition, Inc., our wholly-owned subsidiary, commenced an exchange offer to acquire all of the outstanding shares of UGC Europe not owned by us or our subsidiaries. On November 12, 2003, we announced that Europe Acquisition had amended this exchange offer with a revised exchange offer pursuant to which we are offering to exchange 10.3 shares of our Class A common stock for each outstanding share of UGC Europe common stock not owned by us or our subsidiaries. The terms and conditions of this revised exchange offer are set forth in the prospectus related to the exchange offer which we filed with the SEC on November 26, 2003 as part of our Registration Statement on Form S-4, and the related letter of transmittal. We refer to the exchange offer as amended as the "UGC Europe exchange offer."

The UGC Europe exchange offer is conditioned on the tender of a sufficient number of outstanding shares of UGC Europe common stock such that, upon completion of the exchange offer, we will own at least 90% of the outstanding shares of UGC Europe common stock on a fully diluted basis. We may not waive this condition. Europe Acquisition's obligation to exchange shares of our Class A common stock for UGC Europe common stock in the exchange offer is subject to additional conditions.

If the UGC Europe exchange offer is successful, then upon its completion we will own 90% or more of the outstanding shares of UGC Europe common stock and we will effect a "short-form" merger with UGC Europe. As provided by Delaware law, this short-form merger may be effected without the approval or participation of UGC Europe's board of directors or the remaining holders of UGC Europe's common stock. We intend to effect the short-form merger as soon as practicable after we complete the exchange offer, unless we are prevented from doing so by a court or other legal requirement. In the short-form merger each share of UGC Europe common stock not tendered in the exchange offer would be converted into the right to receive the same consideration offered in the exchange offer, unless holders of the shares of UGC Europe common stock properly exercise appraisal rights under Delaware law.

We and Liberty agreed to revised terms to Liberty's right to acquire shares upon completion of the UGC Europe exchange offer. The revised agreement provides that Liberty will have the option (but not the obligation) to acquire up to a number of shares of our Class A common stock to enable it to hold 55.0% of the total number of shares outstanding following the UGC Europe exchange offer and merger (assuming for purposes of that calculation that Liberty acquires 8,198,016 shares of our common stock pursuant to the transaction with our founding stockholders described in "—Transfer of Stock to Liberty Media Corporation" below), or, if greater, a number of shares, the purchase price for which would retire Liberty's $102.7 million loan to us (but not exceeding the number of shares that would enable Liberty to hold more than 60.0% of the total number of shares outstanding, taking into account the shares to be acquired in the transaction with our founding stockholders). The purchase price of the shares will be the arithmetic average of the volume weighted average prices for UGC Europe common stock for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares in the UGC Europe exchange offer, divided by 10.3, the exchange ratio in the UGC Europe exchange offer.

On October 20, 2003, UGC Europe filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 in which it stated a UGC Europe special committee's recommendation that stockholders of UGC Europe reject the original terms of the exchange offer as proposed by us on October 6, 2003. On November 12, 2003, a special committee of UGC Europe's board of directors announced that it is supportive of the revisions to the exchange offer announced on November 12, 2003, but urged UGC Europe stockholders to take no action at that time. UGC Europe is required to file with the SEC an updated Schedule 14D-9 with its recommendation with respect to the amended terms of the transaction. We cannot assure you that we will be able to complete the UGC Europe exchange offer on satisfactory terms or at all.

UPC Reorganization

On September 3, 2003, UGC Europe acquired more than 99.0% of the stock of, and became the successor to, United Pan-Europe Communications N.V., or "UPC," as a result of the consummation of UPC's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and parallel Dutch proceedings. Prior to UPC's reorganization, we were the majority stockholder and one of the largest creditors of UPC. We became the holder of approximately 66.75% of UGC Europe's common stock at the closing of the reorganization plan. We acquired these shares in consideration for the equity and debt of UPC that we owned prior to the reorganization.

On February 1, 2002, UPC failed to make required interest payments on certain of its senior notes and senior discount notes. The failure to make those and subsequent quarterly interest payments constituted events of default under the respective indentures and cross-defaults under UPC's other indentures and gave rise to potential cross events of default under some of UPC's credit and loan facilities. On September 30, 2002, UPC announced that it, we and the members of the ad hoc committee of holders of UPC notes had reached a binding agreement on a recapitalization and reorganization plan for UPC. The reorganization plan provided for the elimination of certain of UPC's outstanding debt and preferred stock in exchange for equity issued by newly formed corporation, UGC Europe.

In order to effect the restructuring, on December 3, 2002, UPC filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York, including a pre-negotiated plan of reorganization dated December 3, 2002. On that date UPC also commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed a proposed plan of compulsory composition with the Amsterdam Court under the Dutch bankruptcy code. UPC submitted a revision to the reorganization plan in the

United States Bankruptcy Court and to the plan of compulsory composition in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The United States Bankruptcy Court confirmed the reorganization plan on February 20, 2003. The Dutch Bankruptcy Court ratified the plan of compulsory composition on March 13, 2003. Following appeals in the Dutch proceedings, the reorganization was completed on September 3, 2003 as provided in the pre-negotiated plan of reorganization.

UPC Polska Proposed Recapitalization

On June 19, 2003, UPC Polska Inc., a subsidiary of UPC that holds UPC's Polish operations, executed a binding agreement with some of its creditors to restructure its balance sheet. These creditors, which include two UPC subsidiaries, hold approximately 86% of UPC Polska's total debt. If implemented as planned, this restructuring will significantly reduce UPC Polska's debt. In exchange for cancelling this debt, the creditors other than the UPC subsidiaries will receive $80 million in cash and $60 million in new 9.0% senior notes due 2006, and the UPC subsidiaries will receive $15 million in cash and 100% of the newly issued common stock of the reorganized UPC Polska. The restructuring contemplated by the agreement is subject to various closing conditions and is expected to be completed by the end of 2003.

Transfer of Stock to Liberty Media Corporation

On August 18, 2003, certain of our founding stockholders and Liberty Media Corporation, or "Liberty", our largest stockholder, entered into a share exchange agreement. Pursuant to this agreement, the founding stockholders agreed to exchange an aggregate of 8,198,016 shares of Class B common stock, representing all of the outstanding shares of our Class B common stock, for securities of Liberty and cash. Upon the completion of this exchange (and assuming that we successfully complete the UGC Europe exchange offer and merger and Liberty exercises its preemptive right to acquire additional shares of our Class A common stock), Liberty will own approximately 55.0% of our common stock which represents approximately 92.0% of the combined voting power of our common stock.

Upon closing of the exchange, the current standstill agreement between Liberty and us will be terminated. The current standstill agreement restricts the additional amount of our stock that Liberty can acquire and restricts the way Liberty can vote our stock. As a condition to the closing of this exchange, Liberty has agreed to enter into a new standstill agreement with us that will generally limit Liberty's ownership of our common stock to 90% or less, unless Liberty makes an offer or effects another transaction to acquire all of our common stock. Except in the case of a short-form merger in which our stockholders are entitled to statutory appraisal rights, such offer or transaction must be approved by our independent directors or at a price at or above a fair value of our shares determined through an appraisal process. Immediately prior to the closing of the exchange, Liberty's designees will comprise a majority of our board of directors.

We expect the closing of the exchange to occur in early 2004. The closing of the exchange is subject to a number of conditions. Liberty or our founding stockholders may terminate the share exchange agreement if the closing of the exchange has not occurred on or before December 31, 2003. The closing can be extended by either Liberty or the founding stockholders to March 31, 2004 if the closing is delayed beyond December 31, 2003 because of regulatory matters.

The Offering

Certain of our executive officers and founding stockholders are registering 9,548,191 shares of Class A common stock. These shares consist of the Class A common stock that they currently hold as well as the Class A common stock they have a right to acquire upon any conversion of their Class B common stock. Certain of our other stockholders are registering 1,276,864 shares of our Class A common stock that we issued to them in private transactions in February and April 2003. We issued shares to these other stockholders in return for 6,355 preference shares A of UPC and warrants to purchase 3,026,490 ordinary shares A of UPC.

If these executive officers and founding stockholders were to convert all of their Class B common stock into Class A common stock, the Class A common stock covered by this prospectus held by them would amount to approximately 8.4% of our outstanding Class A common stock. Following any such sale of all or substantially all of the Class A common stock held by them, these executive officers and founding stockholders would no longer exercise any control over us. If they change their minds and decide to sell their stock, upon effectiveness of this registration statement, they may transfer all of their shares. The shares of our Class A common stock being registered for the other stockholders amount to approximately 1.2% of our outstanding Class A common stock.

As described above, our founding stockholders agreed to transfer 8,198,016 shares of Class B common stock to Liberty in exchange for Liberty securities and cash. If the founding stockholders are unable to complete the exchange, they may sell the stock covered by this prospectus through the means described in the section "Plan of Distribution".

All of the shares of our Class A common stock covered by this prospectus are being registered by the executive officers, founding stockholders and the other stockholders as selling securityholders. The shares registered in this prospectus include 600,000 shares of our Class A common stock that some of the executive officers and founding stockholders received on May 14, 2002, in exchange for 1,500 shares of Class A common stock of our now wholly-owned subsidiary, Old UGC, Inc. which was formerly known as "UGC Holdings, Inc.", that they had held. Except to the extent that they sell any of these 600,000 shares, we will not receive any proceeds from the sale of shares by the selling securityholders. In the case of a sale of any of the 600,000 shares of Class A common stock that our founding stockholders received on May 14, 2002, the proceeds of such sale will be applied first towards the repayment of outstanding amounts under promissory notes issued by them to Old UGC in the aggregate principal amount of approximately $3.0 million. They issued these recourse notes to acquire the 1,500 shares of Old UGC Class A common stock exchanged for the 600,000 shares of our Class A common stock.

Summary Selected Historical Consolidated Financial Data

In the table below, we provide you with our summary selected historical consolidated financial data. We prepared this information using our consolidated financial statements for the dates indicated. The financial data presented below are not necessarily comparable from period to period as a result of several transactions, including certain mergers, acquisitions and dispositions. For this and other reasons, you should read it together with our historical consolidated financial statements and related notes beginning on page F-1 and also with management's discussion and analysis of financial condition and results of operations included elsewhere herein.

	(Unaudited) Nine Months Ended September 30,
			Year Ended December 31,				Ten Months Ended December 31, 1998
	2003	2002(1)	2002(1)	2001	2000	1999
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$1,375,666	$1,113,508	$1,515,021	$1,561,894	$1,251,034	$720,762	$254,466

Operating income (loss)	$(190,431)	$(376,008)	$(899,282)	$(2,872,306)	$(1,140,803)	$(775,625)	$(327,383)

Net income (loss)	$2,376,062	$62,209	$(356,454)	$(4,494,709)	$(1,220,890)	$636,318	$(545,532)

Basic net income (loss) per share	$9.17	$0.15	$(0.93)	$(45.54)	$(13.24)	$7.53	$(7.43)

Diluted net income (loss) per share	$9.17	$0.16	$(0.93)	$(45.54)	$(13.24)	$6.67	$(7.43)

	(Unaudited)	December 31,
	September 30, 2003
		2002	2001	2000	1999	1998
	(In thousands)
Balance Sheet Data:
Current assets	$588,524	$865,551	$1,943,251	$2,937,331	$2,903,271	$188,527

Total assets	$5,773,103	$5,931,594	$9,038,640	$13,146,952	$9,002,853	$1,542,095

Senior notes and other long-term debt, including current portion	$4,094,594	$6,651,894	$10,033,387	$9,893,044	$6,041,635	$2,001,953

Stockholders' equity (deficit)	$346,587	$(4,284,874)	$(4,555,480)	$(85,234)	$1,114,306	$(983,665)

(1)
As restated. You should read the amendments to our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report for the quarter ended September 30, 2003, both filed on November 14, 2003 and included elsewhere herein.

Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information

In the tables below, we provide you with our summary selected unaudited pro forma condensed consolidated financial information to give you a better understanding of what our financial statements might have looked like had the UGC Europe exchange offer and merger been completed as of January 1, 2002 for statements of operations purposes and as of September 30, 2003 for balance sheet purposes. This unaudited pro forma condensed consolidated financial information is derived from our unaudited and audited historical consolidated financial statements and related notes included elsewhere herein, in addition to certain assumptions and adjustments. This unaudited pro forma condensed consolidated financial information should be read together with our unaudited and audited historical consolidated financial statements and related notes, and other financial information pertaining to us, included elsewhere herein. You should not rely on this unaudited pro forma condensed consolidated financial information as being indicative of the historical results that we would have had or the future results that we will experience. Our actual financial position and results of operations may differ, perhaps materially, from the unaudited pro forma amounts reflected herein because of a variety of factors, including changes in value not currently identified and changes in operating results between the dates of the unaudited pro forma condensed consolidated financial information and the date the UGC Europe exchange offer and merger are consummated. For further detail regarding this pro forma information see "Unaudited Pro Forma Condensed Consolidated Financial Information".

	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
	(In thousands, except per share data)
Unaudited Pro Forma Condensed Consolidated Statements of Operations Data:
Revenue	$1,515,021	$1,375,666
Operating expense and other	(2,420,303)	(1,566,097)

Operating income (loss)	(905,282)	(190,431)
Other income (expense), net	1,887,550	2,524,790

Income before cumulative effect of change in accounting principle	$982,268	$2,334,359

Basic and diluted income per common share before cumulative effect of change in accounting principle	$1.74	$6.42

September 30, 2003
(In thousands)
Unaudited Pro Forma Condensed Consolidated Balance Sheet Data:
Current assets	$576,524
Long-term assets	6,373,501

Total assets	$6,950,025

Current liabilities	$1,453,678
Long-term liabilities	3,828,941
Minority interests in subsidiaries	25,752
Stockholders' equity	1,641,654

Total liabilities and stockholders' equity	$6,950,025

RISK FACTORS

An investment in our stock is subject to a number of risks. You should consider carefully the following risk factors, as well as the more detailed descriptions cross-referenced to the body of this prospectus and all of the other information in this prospectus.

Our substantial consolidated indebtedness could adversely affect our and our subsidiaries' ability to obtain financing, cash available for working capital and stock price

We are highly leveraged. As of September 30, 2003, we had consolidated debt (excluding accrued interest) of approximately $4.2 billion, which included our debt of approximately $102.7 million and debt of our subsidiaries of approximately $4.1 billion. Our subsidiaries, including UGC Europe, are required to comply with restrictive debt covenants in operating their respective businesses. If we are unable to repay amounts under our or our subsidiaries' debt facilities or senior notes, the lenders under the debt facilities or senior notes could initiate a bankruptcy or liquidation proceeding or proceed against the collateral granted to them to secure that debt. Our subsidiaries' substantial indebtedness has already contributed to lowering the price of our stock, thereby restricting our ability to raise additional funds.

The degree to which our subsidiaries are leveraged could have other important consequences to you, including, but not limited to, the following:

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a substantial portion of cash flow from operations is required to be dedicated to debt service and is not available for working capital, capital expenditures or other purposes;

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our ability to obtain additional financing for our subsidiaries in the future could be limited;

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we may be at a disadvantage compared to our competitors that have proportionately less debt;

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some of our subsidiaries' borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;

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our ability to execute our business plan, compete effectively, respond adequately to unforeseen events and take advantage of opportunities could be limited; and

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the high level of debt could make us more vulnerable to a downturn in our operating performance and a decline in general economic conditions.

We cannot assure you that circumstances will not require us to sell assets or obtain additional equity or debt financing at our level or those of our subsidiaries and affiliates. We may not at such time be able to sell assets or obtain additional financing on reasonable terms or at all.

We may experience net losses for the next several years which may prevent us from obtaining additional financing, restrict us from paying our existing indebtedness and lower our stock price

With the exception of the year ended December 31, 1999, we have experienced net losses every year since we started business through the year ended December 31, 2002. As of September 30, 2003, we had an accumulated deficit of $3.0 billion. We may continue to experience net losses for the next few years. Continued net losses could increase our need for additional capital in the future, which we may not be able to obtain on satisfactory terms or at all. It may also prevent us from servicing our debt obligations and lower our stock price.

If we complete the UGC Europe exchange offer and merger, your ownership percentage in United will be substantially diluted

If we obtain all of the shares of UGC Europe in the UGC Europe exchange offer and merger, your ownership percentage in United will be substantially diluted. At the exchange ratio of 10.3 shares of our Class A common stock for each share of UGC Europe common stock, we will issue 171,238,160 shares of our Class A common stock, exclusive of shares issuable upon Liberty's exercise of its preemptive right. Assuming Liberty exercises its preemptive right, that means that if you currently own one million shares of our Class A common stock, your ownership percentage will decrease from:

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  0.95% to 0.34% of our outstanding Class A common stock; and

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  0.24% to 0.17% of all classes of our common stock on a combined basis.

Your ownership percentage of the voting power of all classes of our common stock on a combined basis will also decrease but, when rounded to two decimal places, will remain at 0.03%.

Because you will own a smaller percentage of stock in our company, your ability to control or influence our company will decline.

We may not realize the benefits that we expect from the UGC Europe exchange offer transaction

We are making the UGC Europe exchange offer because, among other reasons, we believe that the transaction will create a simpler, unified capital structure that will facilitate capital raising as well as the funding of UGC Europe by us, create a greater public float and liquidity and enable us to reduce organizational inefficiencies between UGC Europe and us. Even if the transaction closes, we cannot assure you that we will be able to realize these or other benefits. Even if our public float and liquidity increases, it could decrease again over time. We may not be able to reduce the organizational inefficiencies as rapidly as, or to the extent, we expect.

Our filing with UGC Europe on a consolidated basis for U.S. federal income tax purposes could materially impact the amount of foreign tax credit benefits that UGC Europe might otherwise be able to claim if it was not part of our consolidated group.

Upon completion of the UGC Europe exchange offer and the merger, UGC Europe will file with us as part of a consolidated group for U.S. federal income tax purposes, with us as parent. As a result, UGC Europe will be required to compute its future foreign tax credit benefits at a consolidated level and would have to take into account certain of our adverse U.S. tax attributes, including our prior overall foreign loss history, which could materially impact UGC Europe's ability to qualify for foreign tax credit benefits that it might otherwise be able to claim if it was not part of our consolidated group.

The video, telephone and Internet access businesses are capital intensive because it is expensive to add large numbers of customers; we may not have, or have access to, sufficient capital to remain competitive, thereby increasing the risk that we will not be able to grow our business

Adding large numbers of customers to our networks requires significant capital expenditures, including expenditures for labor and equipment costs. As technology changes in the video, telephone and Internet access industries, we may need to upgrade our systems to compete effectively in markets beyond what we currently plan. We may not have enough capital available from cash on hand, existing credit facilities and cash to be generated from operations for future capital needs. Our inability to pay for costs associated with adding new customers, expand or upgrade our networks or make our other planned or unplanned capital expenditures could limit our growth and harm our competitive position, earnings and stock price.

Since the telecommunications industry in which we operate is highly regulated, adverse regulation of our services could decrease the value of our assets, limit our growth and harm our stock price

The video, telephone and Internet access industries in which we operate are regulated far more extensively than some other industries. In most of our markets, regulation of video services takes the form of price controls, programming content restrictions and ownership restrictions. To operate our telephone services, we are generally required to obtain licenses from appropriate regulatory authorities and to comply with interconnection requirements. The growth of our Internet access services may decline if more extensive laws and regulations are adopted with respect to electronic commerce.

We have begun facing increased competition regulatory review of our operations in some countries because we own interests in both video distribution and Internet access systems as well as companies that provide content for video services and Internet subscribers. For example, in Europe, local operators with whom chello Media, one of UGC Europe's subsidiaries, has long-term content agreements are subject to exclusivity obligations that allow chello Media to offer its content products to them to the exclusion of other competing providers. These exclusivity obligations may cause the European Union, and national regulatory agencies or national courts to reduce the period of exclusivity, declare that our agreements are null and void, or impose fines or civil liability to third parties. In The Netherlands, and at the European Union level, there are also debates ongoing regarding the question of what rights should be afforded to third parties in terms of access to cable networks. If we are required to offer third parties access to our distribution infrastructure for the delivery of video or Internet services without being able to specify the terms and conditions of such access, Internet service providers could potentially provide services that compete with our services over our network infrastructure. Providing third parties access to this distribution system may also diminish the value of our assets because we may not realize a full return on the capital that we invested in the distribution system. See "Business—Regulation". Even if regulatory changes do not, in fact, harm our business, the mere perception that these changes will hurt our business may harm our stock price.

Our business is almost entirely dependent on various telecommunications and media licenses granted and renewed by various national regulatory authorities in the territories in which we do and will do business; without these licenses, a number of our businesses could be severely curtailed or prevented

Regulatory authorities grant licenses for a limited term and might not renew them when they expire. Regulatory authorities may have the power, at their discretion, to terminate a license (or amend any provisions, including those related to license fees) without cause. If we were to breach a license or applicable law, regulatory authorities could revoke, suspend, cancel or shorten the term of a license or impose fines. Regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we may already be licensed. New technologies may permit new competitors to compete in areas where we hold exclusive licenses. National authorities may pass new laws or regulations requiring us to re-bid or re-apply for licenses or interpret present laws against us, adversely affecting our business. Regulatory authorities grant licenses on a temporary basis, and we cannot assure you that these licenses will be continued on the same terms. Licenses may require us to grant access to bandwidth, frequency capacity, facilities or services to other businesses that compete for our customers. Accordingly, a number of our businesses could be severely curtailed if those licenses were no longer available or were available at unfavorable terms.

Changes in technology may limit the competitiveness of our new services and demand for our new services, causing our revenues, growth and stock price to fall

Technology in the video and telecommunications services industry is changing rapidly. Technology in the telecommunications industry has changed more rapidly than in some other industries, thereby increasing the risk associated with technological change in our business compared to some other businesses in other industries. This influences the demand for our products and services. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will affect our ability to continue to grow, increase our revenue and number of subscribers and remain competitive. For example, we have introduced new services, including:

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  additional video channels and tiers;

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  pay-per-view services with frequent starting times;

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  high-speed data and Internet access services; and

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  telephone services.

Our new products are also subject in all of our markets to lack of market acceptance, delays in development and failure to operate properly or meet customer expectations. There is no proven market for some of the advanced services we refer to above and our infrastructure may not be able to support the demand that may develop for these services. There may not be sufficient demand for our telephone, Internet access and other enhanced services. These factors may limit or harm our revenue, growth and stock price.

We may not be able to obtain attractive programming for our digital video services, thereby lowering demand for our services

We rely on programming suppliers for the bulk of our programming content. We may not be able to obtain sufficient high-quality programming for our digital video services on satisfactory terms or at all in order to offer compelling digital video services. This may reduce demand for our services, thereby lowering our future revenues. It may also limit our ability to migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plan. In some of our markets, including Eastern Europe, there is only a limited amount of local programming available that meets customers' demands. We may not be able to obtain attractive programming for our digital video services in the local language. This could further lower our revenues and profitability.

We will likely encounter increased competition that may decrease the number of our subscribers and our revenues

The video, telephone and Internet access industries in many of the markets in which we operate are competitive and often are rapidly changing. We face competition from other cable television service providers, direct-to-home satellite service providers and terrestrial television broadcasters. In the provision of telephone services, our operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In many countries, our operating companies also face competition from other cable telephone providers and wireless telephone providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. Digital subscriber line is a technology that provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer digital subscriber line services. We expect digital subscriber line to be a strong competitor to our Internet service in the future. If we are unable to compete effectively, we may lose subscribers and our revenues and stock price may suffer.

The loss of key personnel could weaken our technological and operational expertise, delay the introduction of our new business lines and lower the quality of our service

Our success and growth strategy depends, in large part, on our ability to attract and retain key management, marketing and operating personnel, both at the corporate and operating company levels. Because our operations extend to many countries, we may find it more difficult than companies that operate only or primarily domestically to attract and retain these personnel. Retaining a successful international management team may be particularly difficult because key employees may be required to live and work outside of their home countries and because experienced local managers are often unavailable. If we are not able to attract and retain qualified personnel, the level of our technical and operational expertise may decrease, lowering our growth and service quality.

We are exposed to numerous risks inherent to foreign investment, which may harm our revenues and profitability

Unlike most other companies, we operate all of our businesses outside of the United States. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism, general social unrest and other political risks, currency fluctuations, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with foreign governments. We are also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies. In addition, our operations have been adversely affected by downturns in global economic conditions. These downturns could hurt our revenues and profitability to a far greater extent than companies that do not conduct most of their operations abroad.

Because we frequently do not hedge against foreign currency exchange rate and conversion risks, we may experience foreign exchange rate losses, reduced earnings and decreases in stockholders' equity

We are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries when their respective financial statements are translated into U.S. dollars during consolidation. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. Certain items such as investments in debt securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are denominated in a currency other than the respective company's functional currency, which results in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. For the ten months ended December 31, 1998, the years ended December 31, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2003, we had foreign exchange gains (losses) of $1.6 million, $(39.5) million, $(215.9) million, $(148.2) million, $739.8 million and $137.9 million, respectively. We also experienced a negative change in cumulative translation adjustments resulting in decreases to stockholders' equity of $(24.7) million, $(127.2) million, $(47.6) million, $11.2 million, $(864.1) million and $(37.9) million for the ten months ended December 31, 1998, the years ended December 31, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively.

Our 2002 merger transaction may limit our ability to use past operating losses and certain built-in losses to offset future taxable income

As a result of the merger transaction that occurred on January 30, 2002, we experienced an ownership change as defined by Section 382 of the U.S. Internal Revenue Code, or the "Code". Because of the ownership change, we are limited in our ability to use certain U.S. net operating losses and capital losses realized before the date of the ownership change to offset items of taxable income realized after that date. In addition, we had a significant "net unrealized built-in loss," as defined in Section 382(h) of the Code, inherent in our assets on the date of the ownership change. As a result, to the extent we sell these assets before January 30, 2007, we may be limited in our ability to use some, or all, of the respective built-in-losses to offset taxable income.

The direct acquisition of Old UGC Senior Notes by us triggered "cancellation of debt" income at the Old UGC level for income tax purposes. Although such cancellation of debt income was excluded from taxable income because Old UGC was insolvent at the time such income was recognized, Old UGC was required to reduce certain of its attributes by the amount of cancellation of debt income so excluded. This reduction resulted in the elimination of substantially all of Old UGC's existing net operating loss carry forwards and a portion of its existing net capital loss carry forwards.

Because of our investments in foreign corporations, we may have to pay U.S. taxes on earnings of the foreign corporations regardless of whether such earnings are actually distributed to us and we may be limited in claiming foreign tax credits; since substantially all of our revenue is generated through our foreign investments, these tax risks could have a material adverse impact on our effective income tax rate, financial condition and liquidity

Because we do business in foreign countries and have controlling interests in most of our subsidiaries, such subsidiaries are considered to be "controlled foreign corporations" under U.S. tax law. In general, a U.S. corporation that is a shareholder in a controlled foreign corporation may be required to include in its income the average adjusted tax basis of any investment in U.S. property held by a wholly or majority owned controlled foreign corporation to the extent that the controlled foreign corporation has positive current or accumulated earnings and profits. This is the case even though the U.S. corporation may not have received any actual cash distributions from the controlled foreign corporation. In addition, certain income earned by most of our foreign subsidiaries during a taxable year when the subsidiaries have positive earnings and profits will be included in our income to the extent of the earnings and profits when the income is earned, regardless of whether the income is distributed to us. The income, often referred to as "Subpart F income", generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain exchange gains in excess of exchange losses, and certain related party sales and services income. Since we and a majority of our subsidiaries are investors in, or are involved in, foreign businesses, we could have significant amounts of Subpart F income. Although we intend to take reasonable tax planning measures to limit our tax exposure, we cannot assure you that we will be able to do so.

Under the controlled foreign corporation rules, we may be required to include in our income the average adjusted tax basis of any "investment in U.S. property" held by one of our subsidiaries that qualifies as a controlled foreign corporation, or a "Subsidiary CFC," to the extent that a Subsidiary CFC has positive current or accumulated earnings and profits, as determined under U.S. federal income tax principles, even though we may not have received any actual cash distributions from the Subsidiary CFC. In particular, any material amount of earnings and profits generated by UPC's restructuring as described in the Second Amended Disclosure Statement may cause UGC Europe to have a material income inclusion with respect to UGC Europe's investment in UPC, a Subsidiary CFC, which, in turn, maintains an investment in UPC Polska (which constitutes an "investment in U.S. property" with respect to UPC). In this connection, we anticipate that (i) UPC's restructuring should not generate a material amount of earnings and profits for UPC, and (ii) following the consummation of the transactions proposed in connection with UPC's restructuring, UPC will not have any remaining, material tax basis in any investment in U.S. property as determined for U.S. federal income tax purposes by reason of both the application of certain provisions of the Internal Revenue Code and of certain internal restructuring efforts that UPC and/or UPC Polska intend to undertake. There can be no assurance that we will be able to implement the intended restructuring efforts in a timely manner. If UGC Europe is required to recognize income as a result of its investment in UPC either as a result of UPC's restructuring, or in future years as a consequence of the operating activities of Subsidiary CFC's, the U.S. tax liability arising therefrom could have a material adverse impact on our financial condition and liquidity.

In general, a U.S. corporation may claim a foreign tax credit against its U.S. federal income tax expense for foreign income taxes paid or accrued. A U.S. corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the U.S. corporation as a dividend. Because we must calculate our foreign tax credit separately for dividends received from certain of our foreign subsidiaries from those of other foreign subsidiaries and because of certain other limitations, our ability to claim a foreign tax credit may be limited. Some of our operating companies are located in countries with which the United States does not have income tax treaties. Because we lack treaty protection in these countries, we may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on our income. Limitations on our ability to claim a foreign tax credit, our lack of treaty protection in some countries, and our inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective U.S. federal tax rate on our earnings. Since substantially all of our revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for us than for companies that generate most of their revenue in the United States or in jurisdictions that have these treaties.

The restructuring of UPC could result in material tax liabilities that would have a material adverse impact on the financial condition and liquidity of UGC Europe and, indirectly, on our financial condition

On September 3, 2003, UPC discharged a substantial amount of debt in connection with its restructuring. The Code provides that when a debtor discharges its debt at a discount, the debtor generally realizes "cancellation of debt" income (and earnings and profits in the case of a corporation). The Code also provides that this cancellation of debt income can be excluded from taxable income and, subject to certain limitations, earnings and profits under certain circumstances, including when the cancellation of debt income occurs in a transaction consummated pursuant to the bankruptcy code. When a debtor excludes cancellation of debt income from taxable income under the bankruptcy code exclusion, the debtor must reduce its basis in certain tax attributes, including but not limited to, net operating losses, capital losses and tax basis in assets, by the amount of excluded income. The debtor may also exclude such cancellation of debt income from its earnings and profits, but only to the extent such cancellation of debt income is applied to reduce the debtor's basis in its assets. If the excluded income exceeds the reduction in basis of the debtor's assets, the debtor's current year earnings and profits are increased by the amount of such excess. An increase in current or future earnings and profits could impact UGC Europe's U.S. federal income tax liabilities as UGC Europe could be required to recognize all or a portion of UPC's current or future earnings and profits as a deemed dividend under certain specific provisions of the Code.

We currently expect that UPC will be able to exclude any realized cancellation of debt income associated with the UPC restructuring from its earnings and profits as determined for U.S. tax purposes under the bankruptcy code exclusion to the extent that UPC is able to reduce its adjusted tax basis in its assets. Any material amount of earnings and profits recognized by the exchange of UGC Europe equity for UPC obligations as part of the reorganization plan may cause UGC Europe to have a material income inclusion with respect to UPC's investment in U.S. property, including its investment in its subsidiary, UPC Polska. We expect UPC will be required to reduce the tax basis of its assets by a material amount as a result of the exclusion, which could have the effect of increasing UPC's earnings and profits as determined for U.S. tax purposes in subsequent years, when such assets are disposed of in a taxable disposition. Any increase in earnings and profits could impact UGC Europe's U.S. federal income tax liabilities by increasing required income inclusions under the U.S. Subpart F rules or investment in U.S. property rules.

We also believe that as a result, in part, of certain internal restructuring efforts that UPC and/or UPC Polska intend to undertake following the reorganization, UPC will not have any remaining material tax basis in any investment in U.S. property, as determined for U.S. federal income tax purposes. If UGC

Europe is required to recognize income as a result of the exchange, the resulting U.S. tax liability could be substantial.

In connection with UPC's restructuring, UGC Europe exchanged its equity for both U.S. dollar and euro denominated UPC bonds. UGC Europe then exchanged these bonds for UPC equity. UGC Europe realized both exchange gains and losses on the exchange of euro denominated bonds for UPC equity. Such gains and losses are measured based on the purchase price paid and spot rate in effect when the bondholder who exchanged their bonds for UGC Europe equity acquired such bonds.

Under Dutch tax law, the discharge of UPC's indebtedness in connection with its restructuring would generally constitute taxable income to UPC in the period of discharge. UPC has reached an agreement with the Dutch tax authorities whereby UPC is able to utilize net operating loss carry forwards to offset any Dutch income taxes arising from the discharge of debt in 2003. UPC, together with its "fiscal unity" companies, expects that for the year ended December 31, 2003 it will have sufficient current year and carry forward losses to fully offset any income to be recognized on the discharge of the debt.

UGC Europe may have to pay U.S. taxes on earnings of UPC and subsidiary controlled foreign corporations regardless of whether such earnings are actually distributed and UGC Europe may be limited in claiming foreign tax credits; these tax risks could have a material adverse impact on UGC Europe's effective income tax rate, financial condition and liquidity and indirectly on our financial condition

UPC and each of UPC's wholly, or majority, owned non-U.S. subsidiaries is a controlled foreign corporation of UGC Europe. Accordingly, UGC Europe is subject to the rules, and the potential effects of the rules, described above regarding Subpart F income, investment in U.S. property, limitations on foreign tax credits, lack of treaty protection and inability to offset losses incurred in one foreign jurisdiction against income earned in another foreign jurisdiction. Application of these rules to UGC Europe could have a material adverse impact on its financial condition and liquidity and indirectly on our financial condition.

The price of our stock may be subject to wide fluctuations which may cause you to suffer a loss if you sell our stock

The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of common stock of telecommunications, Internet and other technology companies. During 2001 the price of our common stock fluctuated from $22.61 to $0.50 per share, during 2002 the price fluctuated from $6.41 to $1.19 per share, and during 2003 (through December 12, 2003) the price fluctuated from $7.75 to $2.20 per share. See "Market For Our Common Stock And Related Stockholder Matters".

The market price of our common stock could be subject to such wide fluctuations in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of securities analysts and investors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  downgrades in the ratings of our or our subsidiaries' outstanding debt;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  future sales of our common stock; and

  •
  overall stock market price and volume fluctuations.

If the transactions contemplated by the share exchange agreement between Liberty and certain of our founding stockholders are consummated, Liberty will control us and may have interests that differ from yours and may result in us acting in a manner inconsistent with your general interests

Liberty currently beneficially owns 73.8% of our outstanding common stock, which represents 94.3% of the combined voting power of our common stock in all matters except for the election of directors. Liberty currently has the power to elect four members of our 12-member board of directors.

On August 18, 2003, Liberty and certain of our founding stockholders entered into a share exchange agreement pursuant to which, among other things, Liberty will acquire all of the outstanding shares of our Class B common stock and the existing standstill agreement between us and Liberty will be terminated. Upon completion of the transactions contemplated by such share exchange agreement (and giving effect to the exchange offer and merger and assuming the exercise by Liberty of its preemptive right to acquire additional shares of our Class A common stock and the closing of its acquisition of the shares from our founding stockholders that it has agreed to acquire), Liberty will own approximately 55.0% of our common stock, which will represent approximately 92.0% of the combined voting power of our common stock, and each share of our Class C common stock will vote together with the shares of our Class A and Class B common stock on all matters to be voted upon by our stockholders, including for the election of our entire 12-member board of directors. The transactions contemplated by the share exchange agreement are subject to certain conditions, but subject to those conditions, we anticipate that the share exchange agreement will be consummated in early 2004.

As a result of its ownership of our common stock following the consummation of the transactions contemplated by the share exchange agreement and the voting power attributable thereto, and the termination of the existing standstill agreement betweeen us and Liberty, Liberty will have sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action presented to a vote of our stockholders, including the approval of extraordinary corporate transactions and amendments to our certificate of incorporation and bylaws. The interests of Liberty may diverge from your interests, and it may be in a position to cause or require us to act in a way that is inconsistent with the general interests of the holders of our common stock. For more information regarding the share exchange agreement, see "Summary—Transfer of Stock to Liberty Media Corporation" and "Certain Transactions—New Standstill Agreement."

A sale of all of the Class A common stock held by certain of our executive officers and founding stockholders could harm our stock price and terminate any direct or indirect control of us by them

If the transactions contemplated by the share exchange agreement between certain of our founder stockholders and Liberty are not completed and certain of our executive officers and founding stockholders were to convert all of their Class B common stock into Class A common stock, the Class A common stock held by such stockholders would amount to 8.4% of our presently outstanding Class A common stock. Any sale of all or substantially all of the Class A common stock offered by the founders could at least temporarily harm our public stock price. In addition, following any such sale, such stockholders would no longer exercise any direct or indirect control over us.

USE OF PROCEEDS

Over 10.8 million shares are covered by this prospectus. These shares include 9,548,191 shares of our Class A common stock that certain of our executive officers and founding stockholders, or the "Founders", own or have a right to acquire, and 1,276,864 shares of our Class A common stock that the other selling security holders, or the "Non-Founders", own. All of these shares are held by the selling securityholders.

The Founders' shares include 600,000 shares of our Class A common stock that certain of the Founders, or the "Principal Founders", received on May 14, 2002, in exchange for certain shares of Old UGC that they had held. See "Certain Transactions – Subscription for Old UGC Series E Preferred Stock; Conversion of Series E Preferred Stock; Exchange of Old UGC Class A Common Stock". We will not receive any proceeds from the sale of the shares by the selling securityholders, except to the extent that the sale involves any of the 600,000 shares that they received on May 14, 2002. The proceeds from the sale of any of such shares shall be applied first to outstanding amounts under certain promissory notes issued by the Principal Founders to Old UGC. See "Certain Transactions – Merger Transaction Loans". The selling securityholders will otherwise receive all net proceeds from the sale of the shares under this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Class A common stock trades on the Nasdaq National Market under the symbol "UCOMA". The following table shows the range of high and low sales prices of our Class A common stock reported on the Nasdaq National Market for the periods indicated:

	High	Low
Year ended December 31, 2001:
First Quarter	$22.61	$8.38
Second Quarter	$17.44	$7.07
Third Quarter	$9.09	$1.35
Fourth Quarter	$5.25	$0.50
Year ended December 31, 2002:
First Quarter	$6.22	$3.65
Second Quarter	$6.41	$2.13
Third Quarter	$2.75	$1.19
Fourth Quarter	$3.41	$1.42
Year ended December 31, 2003:
First Quarter	$3.22	$2.20
Second Quarter	$5.63	$2.81
Third Quarter	$7.70	$4.92
Fourth Quarter (through December 12, 2003)	$7.75	$5.95

You are advised to obtain current market quotations for United Class A common stock. No assurance can be given as to the market prices of our Class A common stock at any time after the date of this prospectus.

As of November 14, 2003, there were 136 holders of record of our Class A common stock, 13 holders of record of our Class B common stock and 3 holders of record of our Class C common stock. We have never declared or paid cash dividends on our common stock. We do not intend to pay dividends on our common stock in the foreseeable future.

SELECTED FINANCIAL DATA

In the table below, we provide you with our selected historical consolidated financial data. We prepared this information using our consolidated financial statements for the dates indicated. The financial data presented below are not necessarily comparable from period to period as a result of several transactions, including certain mergers, acquisitions and dispositions. For this and other reasons, you should read it together with our historical consolidated financial statements and related notes beginning on page F-1 and also with "management's discussion and analysis of financial condition and results of operations" included elsewhere herein.

	(Unaudited) Nine Months Ended September 30,
			Year Ended December 31,				Ten Months Ended December 31, 1998
	2003	2002(1)	2002(1)	2001	2000	1999
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$1,375,666	$1,113,508	$1,515,021	$1,561,894	$1,251,034	$720,762	$254,466
Operating expense	(574,394)	(584,569)	(772,398)	(1,062,394)	(893,682)	(458,748)	(122,811)
Selling, general and administrative expense	(395,051)	(344,632)	(474,477)	(699,561)	(682,633)	(618,925)	(299,993)
Depreciation and amortization	(598,207)	(538,810)	(730,001)	(1,147,176)	(815,522)	(418,714)	(159,045)
Impairment and restructuring	1,555	(21,505)	(437,427)	(1,525,069)	–	–	–

Operating income (loss)	(190,431)	(376,008)	(899,282)	(2,872,306)	(1,140,803)	(775,625)	(327,383)
Interest income	10,603	26,297	38,315	104,696	133,297	54,375	10,681
Interest expense	(263,813)	(495,707)	(680,101)	(1,070,830)	(928,783)	(399,999)	(163,227)
Foreign currency exchange gain (loss), net	137,882	434,299	739,794	(148,192)	(215,900)	(39,501)	1,582
Gain on early extinguishment of debt	2,183,997	2,208,782	2,208,782	3,447	–	–	–
Proceeds from litigation settlement	–	–	–	194,830	–	–	–
Gain (loss) on sale of investments in affiliates, net	281,321	142,842	117,262	(416,803)	6,194	–	–
Provision for loss on investments	642	(22,525)	(27,083)	(342,419)	(5,852)	(7,127)	(9,686)
Gain on issuance of common equity securities by subsidiaries	–	–	–	–	127,731	1,508,839	–
Other expense	(15,789)	(171,498)	(93,749)	(117,923)	(4,305)	(14,641)	(3,518)

Income (loss) before income taxes and other items	2,144,412	1,746,482	1,403,938	(4,665,500)	(2,028,421)	326,321	(491,551)
Reorganization expenses	(19,996)	–	(75,243)	–	–	–	–
Income tax (expense) benefit, net	(71,505)	(175,911)	(201,182)	40,661	2,897	(198)	(610)
Minority interests in subsidiaries, net	43,319	(87,862)	(67,103)	496,515	934,548	360,444	1,410
Share in results of affiliates, net	279,832	(75,778)	(72,142)	(386,441)	(129,914)	(50,249)	(54,781)

Income (loss) before cumulative effect of change in accounting principle	2,376,062	1,406,931	988,268	(4,514,765)	(1,220,890)	636,318	(545,532)
Cumulative effect of change in accounting principle	–	(1,344,722)	(1,344,722)	20,056	–	–	–

Net income (loss)	$2,376,062	$62,209	$(356,454)	$(4,494,709)	$(1,220,890)	$636,318	$(545,532)

Net income (loss) per common share:
Basic net income (loss)	$9.17	$0.15	$(0.93)	$(45.54)	$(13.24)	$7.53	$(7.43)

Diluted net income (loss)	$9.17	$0.16	$(0.93)	$(45.54)	$(13.24)	$6.67	$(7.43)

Weighted-average number of common shares outstanding:
Basic	415,200,603	382,198,538	390,087,623	99,834,387	96,114,927	82,024,077	73,644,728

Diluted	415,220,596	384,601,101	391,364,157	99,834,387	96,114,927	95,331,929	73,644,728

		December 31,
	(Unaudited) September 30, 2003
		2002(1)	2001	2000	1999	1998
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term liquid investments	$351,441	$504,258	$1,085,711	$2,235,524	$2,573,821	$94,321
Other current assets	237,083	361,293	857,540	701,807	329,450	94,206
Investments in affiliates	136,000	153,853	231,625	756,322	309,509	429,490
Property, plant and equipment, net	3,586,494	3,640,211	3,692,485	3,880,657	2,462,832	451,442
Goodwill and other intangible assets, net	1,309,033	1,184,132	2,843,922	5,154,907	2,944,802	424,934
Other non-current assets	153,052	87,847	327,357	417,735	382,439	47,702

Total assets	$5,773,103	$5,931,594	$9,038,640	$13,146,952	$9,002,853	$1,542,095

Current liabilities	$1,453,678	$7,423,688	$10,223,125	$1,553,765	$908,700	$326,552
Senior notes and other long-term debt	3,475,239	472,671	1,643,893	9,699,121	5,989,455	1,939,289
Other non-current liabilities	353,702	917,963	456,447	66,615	95,502	184,928

Total liabilities	5,282,619	8,814,322	12,323,465	11,319,501	6,993,657	2,450,769
Minority interests in subsidiaries	143,897	1,402,146	1,240,665	1,884,568	867,970	18,705
Preferred stock	–	–	29,990	28,117	26,920	56,286
Stockholders' equity (deficit)	346,587	(4,284,874)	(4,555,480)	(85,234)	1,114,306	(983,665)

Total liabilities and stockholders' equity (deficit)	$5,773,103	$5,931,594	$9,038,640	$13,146,952	$9,002,853	$1,542,095

(1)
As restated. You should read the amendments to our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report for the quarter ended September 30, 2003, both filed on November 14, 2003 and included elsewhere herein.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

In the tables below, we provide you with our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 and the nine months ended September 30, 2003, to give you a better understanding of what our operations might have looked like had the exchange offer and merger been completed as of January 1, 2002, and our unaudited pro forma condensed consolidated balance sheet as of September 30, 2003, to give you a better understanding of what our financial position might have looked like had the UGC Europe exchange offer and merger been completed as of September 30, 2003. This unaudited pro forma condensed consolidated financial information assumes all of the outstanding shares of UGC Europe's common stock not already owned by us are acquired in the UGC Europe exchange offer and merger transaction. The potential exercise by Liberty of its preemptive right to acquire additional shares of our Class A common stock is not considered for purposes of this unaudited pro forma condensed consolidated financial information.

This unaudited pro forma condensed consolidated financial information is derived from our unaudited and audited historical consolidated financial statements and related notes included elsewhere herein, in addition to certain assumptions and adjustments, which are described in the accompanying notes to the unaudited pro forma condensed consolidated financial information. This unaudited pro forma condensed consolidated financial information should be read together with our unaudited and audited historical consolidated financial statements and related notes, and other financial information pertaining to us, included elsewhere herein. You should not rely on this unaudited pro forma condensed consolidated financial information as being indicative of the historical results that we would have had or the future results that we will experience. Our actual financial position and results of operations may differ, perhaps materially, from the unaudited pro forma amounts reflected herein because of a variety of factors, including changes in value not currently identified and changes in operating results between the date of the unaudited pro forma condensed consolidated financial information and the date the exchange offer and merger are consummated.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Data

	September 30, 2003
		Unaudited Pro Forma Adjustments
	Historical Unaudited	Exchange Offer and Merger		Unaudited Pro Forma
	(In thousands)
Current assets	$588,524	$(12,000	)(1)	$576,524
Long-term assets	5,184,579	1,188,922	(2)	6,373,501

Total assets	$5,773,103	$1,176,922		$6,950,025

Current liabilities not subject to compromise	$1,061,437	$–		$1,061,437
Current liabilities subject to compromise	392,241	–		392,241
Long-term liabilities	3,828,941	–		3,828,941
Minority interests in subsidiaries	143,897	(118,145	)(3)	25,752
Stockholders' equity	346,587	1,295,067	(4)	1,641,654

Total liabilities and stockholders' equity	$5,773,103	$1,176,922		$6,950,025

See accompanying notes to the unaudited pro forma condensed consolidated financial statements, including explanations of pro forma adjustments.

Unaudited Pro Forma Condensed Consolidated Statement of Operations Data

	Nine Months Ended September 30, 2003
		Unaudited Pro Forma Adjustments
	Historical Unaudited	Exchange Offer and Merger		Unaudited Pro Forma
	(In thousands, except share and per share information)
Revenue	$1,375,666	$–		$1,375,666
Operating expense and other	(1,566,097)	–		(1,566,097)

Operating income (loss)	(190,431)	–		(190,431)
Interest expense, net	(253,210)	–		(253,210)
Gain on extinguishment of debt	2,183,997	–		2,183,997
Other income (expense), net	404,056	–		404,056

Income (loss) before income taxes and other items	2,144,412	–		2,144,412
Other	231,650	(41,703	)(5)	189,947

Income (loss) before cumulative effect of change in accounting principle	$2,376,062	$(41,703)		$2,334,359

Basic income (loss) per common share before cumulative effect of change in accounting principle	$9.17			$6.42

Diluted income (loss) per common share before cumulative effect of change in accounting principle	$9.17			$6.42

Basic weighted-average common shares	415,200,603			586,438,763

Diluted weighted-average common shares	415,220,596			586,458,756

	Year Ended December 31, 2002
		Unaudited Pro Forma Adjustments
	Historical Audited	Exchange Offer and Merger		Unaudited Pro Forma
	(In thousands, except share and per share information)
Revenue	$1,515,021	$–		$1,515,021
Operating expense and other	(2,414,303)	(6,000	)(6)	(2,420,303)

Operating income (loss)	(899,282)	(6,000)		(905,282)
Interest expense, net	(641,786)	–		(641,786)
Gain on extinguishment of debt	2,208,782	–		2,208,782
Other income (expense), net	736,224	–		736,224

Income (loss) before income taxes and other items	1,403,938	(6,000)		1,397,938
Other	(415,670)	–		(415,670)

Income (loss) before cumulative effect of change in accounting principle	$988,268	$(6,000)		$982,268

Basic income (loss) per common share before cumulative effect of change in accounting principle	$2.52			$1.74

Diluted income (loss) per common share before cumulative effect of change in accounting principle	$2.52			$1.74

Basic weighted-average common shares	390,087,623			561,325,783

Diluted weighted-average common shares	391,364,157			561,559,740

See accompanying notes to the unaudited pro forma condensed consolidated financial statements, including explanations of pro forma adjustments.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Preliminary Purchase Price

The unaudited pro forma condensed consolidated financial information reflects an estimated purchase price of approximately $1.307 billion, based upon the issuance of 171.2 million shares of our Class A common stock in exchange for each share of UGC Europe's common stock not already owned by us, as provided for in the exchange offer and merger transaction and including our estimated transaction costs consisting primarily of dealer-manager, legal and accounting fees, printing costs and other external costs directly related to the merger, estimated to be $6.0 million. The final purchase price for accounting purposes is dependent on the actual number of shares of our Class A common stock issued, based on the actual number of shares of UGC Europe common shares tendered to us at the closing date of the transaction, and actual transaction costs.

Preliminary Purchase Price Allocation

The exchange offer and merger will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the total estimated purchase price will be allocated to the minority interests' proportionate interest in UGC Europe's identifiable tangible and intangible assets and liabilities acquired by us based upon their estimated fair values upon completion of the transaction. The excess of the purchase price over the identifiable tangible and intangible assets and liabilities acquired will be recorded as goodwill. We are in the process of, but have not yet completed, evaluating the estimated fair value of the assets and liabilities of UGC Europe, including the allocation of consideration to identifiable tangible and intangible assets other than goodwill. Accordingly, for purposes of preparing the unaudited pro forma consolidated condensed financial information, we have assumed the book value of UGC Europe's existing assets and liabilities approximates their fair value and the entire excess consideration is allocated to goodwill. The unaudited pro forma condensed consolidated statements of operations do not reflect any amortization of this goodwill, consistent with the guidance set forth in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Our final evaluation of the fair value of assets and liabilities of UGC Europe could result in the allocation of consideration to identifiable tangible and intangible assets other than goodwill. To the extent these identifiable tangible and intangible assets have definite lives, the final allocation of the consideration could result in additional depreciation and amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

Pro Forma Earnings Per Share

Our unaudited pro forma condensed consolidated statements of operations have been prepared as if the proposed exchange offer and merger had occurred as of January 1, 2002. The pro forma basic and diluted income (loss) per share are computed based on the following pro forma weighted-average common shares outstanding:

		Nine Months Ended September 30, 2003
		Basic	Diluted
Weighted-average common shares outstanding:
Historical weighted-average common shares outstanding for United		415,200,603	415,220,596
United Class A common stock to be issued in the exchange offer and merger:
Number of UGC Europe shares outstanding not owned by us and our subsidiaries	16,625,064
Exchange ratio	10.3

United Class A shares to be issued for UGC Europe shares		171,238,160	171,238,160

Pro forma weighted-average common shares outstanding		586,438,763	586,458,756

		Year Ended December 31, 2002
		Basic	Diluted
Weighted-average common shares outstanding:
Historical weighted-average common shares outstanding for United		390,087,623	391,364,157
Class A common stock to be issued in the exchange offer and merger:
Number of UGC Europe shares outstanding not owned by us and our subsidiaries	16,625,064
Conversion ratio	10.3

United Class A shares to be issued for UGC Europe shares		171,238,160	171,238,160
Reversal of dilutive shares that are anti-dilutive on a pro forma basis		–	(1,042,577)

Pro forma weighted-average common shares outstanding		561,325,783	561,559,740

Pro Forma Adjustments

The following pro forma adjustments are based on preliminary estimates that may change as additional information is obtained:

  (1)
  Represents cash paid of $6.0 million and $6.0 million by us and UGC Europe, respectively for acquisition related costs such as investment banking, legal and accounting fees, printing costs and other.

  (2)
  Represents the excess purchase price (including acquisition related costs) over the minority interests' basis in the identifiable tangible and intangible assets and liabilities of UGC Europe acquired, recorded for pro forma purposes as goodwill.

  (3)
  Represents elimination of the minority interest share of UGC Europe's net equity as of September 30, 2003, due to the acquisition of the remaining shares of UGC Europe common stock not previously owned by us.

  (4)
  Represents the estimated value of the exchange offer and merger of $1.301 billion, assuming that all outstanding shares of UGC Europe common stock owned by persons other than us are exchanged for 171,238,160 shares of our Class A common stock, valued at $7.60 per share, reduced by $6.0 million for acquisition related costs paid for by UGC Europe. For purposes of this preliminary estimate, we used the average of the closing market price of a share of our Class A common stock from November 10, 2003 through November 14, 2003 (two days prior, the day of, and two days after announcement of the revised terms of the UGC Europe exchange offer).

  (5)
  Represents the reversal of the historical allocation of UGC Europe loss to the minority interest basis in the net equity of UGC Europe, as the minority interest share of UGC Europe's consolidated net equity is assumed to have been acquired by us at the beginning of the period presented.

  (6)
  Represents UGC Europe's acquisition related costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations covers the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000 and should be read together with our consolidated financial statements and related notes included elsewhere herein. These consolidated financial statements provide additional information regarding our financial activities and condition. On January 30, 2002, we completed a transaction with Liberty and Old UGC, pursuant to which the following occurred.

Immediately prior to the merger transaction on January 30, 2002:

  •
  Liberty contributed approximately 9.9 million shares of Old UGC Class B common stock and approximately 12.0 million shares of Old UGC Class A common stock to us and in exchange for these contributions we issued Liberty approximately 21.8 million shares of our Class C common stock;

  •
  The Founders transferred their shares of Old UGC Class B common stock to limited liability companies, which limited liability companies then merged into us. As a result of such mergers, the Founders received approximately 8.9 million shares of our Class B common stock, which number of shares equals the number of shares of Old UGC Class B common stock transferred by them to the limited liability companies; and

  •
  The Principal Founders contributed $3.0 million to Old UGC in exchange for securities that, at the effective time of the merger, converted into securities representing a 0.5% interest in Old UGC and entitled them to elect one-half of Old UGC's directors.

As a result of the merger transaction:

  •
  Old UGC became our 99.5%-owned subsidiary and the Principal Founders held the remaining 0.5% interest in Old UGC;

  •
  Each share of Old UGC's Class A and Class B common stock outstanding immediately prior to the merger was converted into one share of our Class A common stock;

  •
  The shares of Old UGC's Series B, C and D preferred stock outstanding immediately prior to the merger were converted into an aggregate of approximately 23.3 million shares of our Class A common stock, which amount is equal to the number of shares of Old UGC's Class A common stock the holders of Old UGC's preferred stock would have received had they converted their preferred stock immediately prior to the merger;

  •
  Liberty has the right to elect four of our 12 directors;

  •
  The Founders have the effective voting power to elect eight of our 12 directors; and

  •
  We had the right to elect half of Old UGC's directors and the Principal Founders had the right to elect the other half of Old UGC's directors (see discussion below regarding a transaction that occurred on May 14, 2002, pursuant to which Old UGC became a wholly-owned subsidiary of us and we became entitled to elect the entire board of directors of Old UGC).

Immediately following the merger transaction:

  •
  Liberty contributed to us the approximately $0.9 billion accreted amount of exchangeable notes issued by UPC and one of its Dutch subsidiaries and guaranteed by two of UPC's other Dutch subsidiaries, or the "UPC Exchangeable Loan", and, as a result, two of our Dutch subsidiaries owe the amounts payable under such notes to us rather than to Liberty;

  •
  Liberty contributed $200.0 million in cash to us;

  •
  Liberty contributed to us the approximately $1.5 billion accreted amount of UPC senior notes and senior discount notes, or the "United UPC Bonds", and, as a result, UPC owes the amounts represented by the United UPC Bonds to us rather than to Liberty; and

  •
  In exchange for the contribution of these assets to us, an aggregate of approximately 281.3 million shares of our Class C common stock was issued to Liberty.

In December 2001, IDT United Inc. commenced a cash tender offer for, and related consent solicitation with respect to, the entire $1.375 billion face amount of senior discount notes of Old UGC, or the "Old UGC Senior Notes". As of the expiration of the tender offer on February 1, 2002, holders of the notes had validly tendered and not withdrawn notes representing approximately $1.350 billion aggregate principal amount at maturity. At the time of the tender offer, Liberty had an equity and debt interest in IDT United.

Prior to the merger on January 30, 2002, we acquired from Liberty $751.2 million aggregate principal amount at maturity of the Old UGC Senior Notes (which had previously been distributed to Liberty by IDT United in redemption of a portion of Liberty's equity interest and in prepayment of a portion of IDT United's debt to Liberty), as well as all of Liberty's interest in IDT United. The purchase price for the Old UGC Senior Notes and Liberty's interest in IDT United was:

  •
  Our assumption of approximately $304.6 million of indebtedness owed by Liberty to Old UGC; and

  •
  Cash in the amount of approximately $143.9 million.

On January 30, 2002, Liberty loaned us approximately $17.3 million, of which approximately $2.3 million was used to purchase shares of redeemable preferred stock and convertible promissory notes issued by IDT United. Following January 30, 2002, Liberty loaned us an additional approximately $85.4 million. We used the proceeds of these loans to purchase additional shares of redeemable preferred stock and convertible promissory notes issued by IDT United. These notes to Liberty accrue interest at 8.0% annually, compounded and payable quarterly, and each note originally matured on its first anniversary. Although we only retain a 33.3% common equity interest in IDT United, we consolidate IDT United as a "special purpose entity", due to insufficient third party residual equity at risk.

On May 14, 2002, the Principal Founders transferred all of the shares of Old UGC common stock held by them to us in exchange for an aggregate of 600,000 shares of our Class A common stock pursuant to an exchange agreement dated May 14, 2002, among such individuals and us. This exchange agreement superseded the exchange agreement entered into at the time of the merger transaction. As a result of this exchange, Old UGC is now a wholly-owned subsidiary of ours, and we are entitled to elect the entire board of directors of Old UGC. This transaction was the final step in the recapitalization of Old UGC.

We accounted for the merger transaction on January 30, 2002 as a reorganization of entities under common ownership at historical cost, similar to a pooling of interests. Under reorganization accounting, we have consolidated the financial position and results of operations of Old UGC as if the merger transaction had been consummated at the inception of Old UGC. The purchase of the Old UGC Senior Notes directly from Liberty and the purchase of Liberty's interest in IDT United were recorded at fair value. The issuance of our new shares of Class C common stock to Liberty for cash, the United UPC Bonds and the UPC Exchangeable Loan was recorded at the fair value of our common stock at closing. The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of such debt securities as reflected in Old UGC's historical financial statements. Accordingly, for consolidated financial reporting purposes, we recognized a gain of approximately $1.757 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over our cost, as follows:

	Fair Value at Acquisition	Book Value	Gain/(Loss)
	(In thousands)
Old UGC Senior Notes	$540,149	$1,210,974	$670,825
United UPC Bonds	312,831	1,451,519	1,138,688
UPC Exchangeable Loan	891,671	891,671	–
Write-off of deferred financing costs	–	(52,224)	(52,224)

Total gain on early extinguishment of debt	$1,744,651	$3,501,940	$1,757,289

Risks, Uncertainties and Liquidity

The broadband communications industry is subject to rapid and significant changes in technology and the effect of technological changes on our businesses cannot be predicted. Our core offerings may become outdated due to technological breakthroughs rendering our products out of date. In addition, our business plan contemplates the introduction of services using new technologies. Our investments in these new services may prove premature and we may not realize anticipated returns on these new products. The cost of implementation for emerging and future technologies could be significant, and our ability to fund such implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

A significant component of our strategy to increase our average revenue per unit is to successfully market broadband products to our existing residential client base. We believe our triple play offering of video, telephone, and broadband access to the Internet will continue to prove attractive to our existing customer base and allow us to increase our average revenue per unit. We face significant competition in these markets, however, through terrestrial television, digital satellite and alternative Internet access media, such as digital subscriber lines offered by incumbent broadband communications operators. Some of our competitors have substantially greater financial and technical resources than we do. In order to compete effectively, we strive to provide, at a reasonable price to subscribers, new products and services, superior technical performance, superior customer service and a greater variety of video programming. If we are unable to charge prices for broadband services that are anticipated in our business plan in response to competition or if our competition delivers a better product to our customers, our average revenue per unit and our results of operations could be adversely affected.

Continued weak global economic conditions could adversely impact our revenues and growth rate. Continued softness in major markets, particularly in the broadband communications and consumer sectors, and customers' uncertainty about the extent of the global economic downturn could result in lower demand for our products and services. We have observed effects of the global economic downturn in many areas of our business. The economic downturn has led, in part, to restructuring actions and contributed to write-downs to reflect the impairment of certain investments in our investment portfolio.

Despite the regulatory and economic factors discussed above, we believe that there is and will continue to be growth in the demand for broadband video, voice and Internet access services in the residential and business marketplace.

Matters Pertaining to Arthur Andersen

Our former independent public accountants, Arthur Andersen, LLP, or "Arthur Andersen", were indicted by the United States Department of Justice on federal obstruction of justice charges in early 2002, and ceased performing audits of public companies. The opinion of Arthur Andersen included herein covers our financial statements as of and for the two years ended December 31, 2001. The opinion is a copy of the audit report previously issued by Arthur Andersen in connection with our annual report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to our Form S-1 Registration Statement filed on June 6, 2002. Arthur Andersen has not reissued such report. At this time, the Securities and Exchange Commission continues to accept financial statements audited by Arthur Andersen.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required us to make estimates and assumptions that affected the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see the notes to our consolidated financial statements included elsewhere herein.

Principles of Consolidation

The consolidated financial statements include the accounts of us and all our subsidiaries where we exercise a controlling financial interest through the ownership of a direct or indirect majority voting interest, including the accounts of UPC, which on December 3, 2002, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court, voluntarily commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed a plan of compulsory composition with the Dutch Bankruptcy Court under the Dutch bankruptcy code. Although the U.S. and Dutch bankruptcy laws do convey significant rights to the bankruptcy courts, we believe during the bankruptcy proceedings that we substantively controlled UPC for the following primary reasons:

  •
  As both the majority debt and equity holder, we had majority voting control before UPC commenced involuntary bankruptcy proceedings and we have majority voting control of UPC today;

  •
  As a result of our priority debt position and due to the fact we are UPC's single largest creditor, we were able to negotiate the prearranged form of the voluntary bankruptcy filing by obtaining the agreement of the other key stakeholders (UPC third-party bondholders and bank lenders) that we would continue to be UPC's controlling equity holder upon UPC's emergence from bankruptcy;

  •
  Based on an evaluation of pre-arranged debtor-in-possession bankruptcies filed in the U.S. and in The Netherlands, it was virtually certain from the filing of UPC's bankruptcy petitions that the courts would confirm the bankruptcy plan;

  •
  We believe the rights exercised by the U.S. and Dutch bankruptcy courts are protective in nature and, therefore, do not affect our continued substantive control over UPC and the presumption that we should continue to consolidate UPC during the bankruptcy process; and

  •
  We believe that consolidating UPC during the bankruptcy process provides the best and most transparent financial reporting to our financial statement users.

Accordingly, the accounts of UPC have been consolidated for all periods presented in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cable Network Revenue and Related Costs

We recognize revenue from the provision of video, residential telephony and Internet access services over our cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to these services over our cable network is recognized as revenue in the period in which the installation occurs, to the extent these fees are equal to or less than direct selling costs, which are expensed. To the extent installation revenue exceeds direct selling costs, the excess fees are deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the same period as the cable television network. These installation costs include the cost of converter boxes and any related equipment installed in the customer's home, direct labor, materials (such as cabling, wiring, wall plates and fittings) and overhead (such as indirect labor, logistics and inventory handling). Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

Other Revenue and Related Costs

We recognize revenue from the provision of direct-to-home satellite services, or "DTH", business telephone and data services to business customers outside of our cable network in the period the related services are provided. Installation revenue (including reconnect fees) related to these services outside of our cable network is deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the average expected subscriber life. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

Impairment of Goodwill and Intangible Assets

We test goodwill and other indefinite-lived intangible assets for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. Other indefinite-lived intangible assets are tested between annual tests if events or changes in circumstances indicate that the asset might be impaired.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets we intend to use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, we recognize a loss for the difference between the fair value and carrying value of the asset. For assets we intend to dispose of, we recognize a loss for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. We principally use the discounted cash flow method to estimate the fair value of long-lived assets.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based upon our assessment of probable loss related to uncollectible accounts receivable. Generally, upon disconnection of a subscriber, the account is fully reserved. The allowance is maintained until either receipt of payment or collection of the account is no longer pursued. Management uses a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk.

Income Taxes

We evaluate our effective tax rates regularly and adjust rates when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the countries in which we operate, among other factors. Recovery of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. Tax liabilities are recorded based on our assessment of the risk of loss involving tax positions we have taken that could be challenged by taxing authorities. These potential exposures result from the varying application of statutes, rules, regulations and interpretations. Our estimate of tax liabilities also contains assumptions based on past experiences and judgments about potential actions by taxing jurisdictions.

Liabilities Subject to Compromise

We have recorded amounts for liabilities subject to compromise as prescribed by the American Institute of Certified Public Accountant's Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, or "SOP 90-7". In accordance with SOP 90-7, all of UPC's pre-petition liabilities that are subject to compromise under the proposed plan of reorganization are segregated in UPC's consolidated balance sheet as liabilities subject to compromise. These liabilities are recorded at the amounts expected to be allowed as claims in the bankruptcy proceedings rather than at the estimated amounts for which those allowed claims may be settled as a result of the approval of the plan of reorganization. The estimates for allowable amounts are based on accounting records, discussions with creditors and amounts as documented in the reorganization plan, although these estimates for allowable amounts could change.

New Accounting Principles

We adopted Statement of Financial Accounting Standards No. 145, or "SFAS 145", Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective January 1, 2003. SFAS 145 required us to reclassify gains and losses associated with the extinguishment of debt from extraordinary classification to a separate line as a component of income (loss) before income taxes and other items, and the related tax effects to income tax (expense) benefit, in our consolidated statements of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002.

In April 2003, the Financial Accounting Standards Board, or "FASB", issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We are currently evaluating SFAS No. 149 to determine its impact on our financial position, results of operations, and cash flows, if any.

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments With Characteristics Of Both Liabilities and Equity. SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after

May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. We are currently evaluating SFAS No. 150 to determine its impact on our financial position, results of operations, and cash flows, if any.

Results of Operations

Revenue

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$1,208,197	$969,470	$1,319,741	$1,233,188	$918,634
VTR	161,667	136,815	186,426	166,590	148,167
Austar United(1)	–	–	–	155,631	177,313
Other	5,802	7,223	8,854	6,485	6,920

Total	$1,375,666	$1,113,508	$1,515,021	$1,561,894	$1,251,034

(1)
As a result of the sale of 49.99% of our interest in United Australia/Pacific, Inc., or "UAP", we deconsolidated the results of operations of Austar United effective November 15, 2001. We refer to this transaction as the "Austar United Deconsolidation".

Consolidated revenue increased $262.2 million, or 23.5%, for the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to an increase in revenue generating units, or "RGUs", average revenue per RGU, or "ARPU", and strengthening of the euro against the U.S. dollar (approximately 16.3%) from period to period. Consolidated revenue decreased $46.9 million, or 3.0%, during the year ended December 31, 2002, primarily due to the Austar United Deconsolidation, offset by increases in organic subscriber growth and average revenue per unit at UPC and VTR. Consolidated revenue increased $310.9 million, or 24.8%, during the year ended December 31, 2001, primarily due to acquisitions, organic subscriber growth in our triple play businesses and increases in average revenue per unit. The following provides revenue detail for certain of our operating segments in U.S. dollars and in the local currency of each segment.

September 2003 vs. September 2002

	Nine Months Ended September 30,				2003 Over 2002
UGC Europe	2003		2002		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$1,139,244		$912,989		$226,255	24.8%
chello Media		162,580		135,304		27,276	20.2%
Intercompany eliminations		(93,627)		(78,823)		(14,804)	(18.8%)

Total		$1,208,197		$969,470		$238,727	24.6%

Euros:
UPC Broadband	E	1,023,766	E	985,168	E	38,598	3.9%
chello Media		146,045		146,172		(127)	(0.1%)
Intercompany eliminations		(84,086)		(85,239)		1,153	1.4%

Total	E	1,085,725	E	1,046,101	E	39,624	3.8%

On a functional currency basis, the movements in UGC Europe's revenue for the nine months ended September 30, 2003 compared to the same period in the prior year are primarily attributable to:

  •
  a 2.2% increase in RGUs from 7,938,400 as of September 30, 2002 to 8,116,000 as of September 30, 2003;
  •
  a 9.2% increase in ARPU from E12.64 to E13.80 for the nine months ended September 30, 2002 and 2003, respectively;
  •
  the deconsolidation of UPC Germany effective August 1, 2002; and
  •
  a decrease in revenue from Priority Telecom (included in the chello Media division), due to the termination of certain interconnect revenue, revenue rationalization during 2002 resulting in termination of revenue from small and medium sized enterprises and price erosion and customer cancellations in a continuing weak wholesale market.

	Nine Months Ended September 30,		2003 Over 2002
VTR	2003	2002	Change	% Change
	(In thousands)
Dollars:
Broadband	$161,667	$136,815	$24,852	18.2%

Chilean Pesos:
Broadband	CP115,128,680	CP92,962,745	CP22,165,935	23.8%

On a functional currency basis, the increases in VTR's revenue for the nine months ended September 30, 2003 compared to the same period in the prior year are primarily attributable to:

  •
  a 5.1% increase in the number of video subscribers from 462,800 as of September 30, 2002 to 486,600 as of September 30, 2003;
  •
  a 6.6% increase in video ARPU from CP13,772 ($20.29) to CP14,685 ($20.60) for the nine months ended September 30, 2002 and 2003, respectively, primarily due to increased premium tier customers;
  •
  a 16.7% increase in the number of telephone lines from 246,200 as of September 30, 2002 to 287,200 as of September 30, 2003;
  •
  a 5.8% increase in telephone ARPU from CP15,352 ($22.61) to CP16,247 ($22.80) for the nine months ended September 30, 2002 and 2003, respectively, primarily due to a decrease in promotions and pricing discounts;
  •
  a 94.2% increase in the number of Internet subscribers from 59,100 as of September 30, 2002 to 114,800 as of September 30, 2003; and
  •
  a 3.2% decrease in Internet ARPU from CP15,661 ($23.13) to CP15,158 ($21.26) for the nine months ended September 30, 2002 and 2003, respectively, due to heavy pricing discounts.

2002 vs. 2001

	Year Ended December 31,				2002 Over 2001
UGC Europe	2002		2001		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$1,246,135		$1,123,998		$122,137	10.9%
chello Media		182,197		285,607		(103,410)	(36.2%	)
Intercompany eliminations		(108,591)		(176,417)		67,826	38.4%

Total		$1,319,741		$1,233,188		$86,553	7.0%

Euros:
UPC Broadband	E	1,318,010	E	1,256,684	E	61,326	4.9%
chello Media		193,026		319,323		(126,297)	(39.6%	)
Intercompany eliminations		(114,980)		(197,243)		82,263	41.7%

Total	E	1,396,056	E	1,378,764	E	17,292	1.3%

Revenue for UPC in U.S. dollars increased $86.5 million, or 7.0%, from $1,233.2 million for the year ended December 31, 2001 to $1,319.7 million for the year ended December 31, 2002. On a functional currency basis, UPC's revenue increased E17.3 million, or 1.3%, from E1,378.8 million for the year ended December 31, 2001 to E1,396.1 million for the year ended December 31, 2002. This movement is attributable to:

  •
  a 3.2% increase in consolidated RGUs from 7,807,900 to 8,060,800;
  •
  a 6.1% increase in ARPU, from E12.70 to E13.48;
  •
  an increase in video revenue of E33.6 million, primarily due to improved ARPU and a 0.9% increase in the number of consolidated video and digital subscribers from 6,699,900 to 6,759,500 offset by a decrease in DTH revenue of E54.3 million, due to the deconsolidation of UPC's DTH operations in Poland effective December 7, 2001;
  •
  an increase in voice revenue of E30.4 million, primarily due to improved ARPU and a 1.8% increase in the number of consolidated telephone subscribers from 454,500 to 462,800;
  •
  an increase in Internet revenue of E89.7 million, primarily due to improved ARPU and a 29.1% increase in the number of consolidated Internet subscribers from 523,700 to 676,000;
  •
  a decrease in revenue from UPC Germany of E21.6 million, due to the deconsolidation of UPC Germany effective August 1, 2002;
  •
  a decrease in corporate and other revenue of E16.5 million, primarily due to the abandonment of UPC's programming business in Poland, Wizja Sport, in December 2001 and the closure of the sports channels in the central European region;
  •
  a decrease in revenue from Priority Telecom of E111.3 million, due to the closure of its international wholesale business, general weak market conditions in the competitive local exchange carrier, or "CLEC", business and, to a lesser extent, the closure of operations in non-core countries;
  •
  a decrease in revenue from chello Media of E11.2 million due to a revision of the chello broadband affiliate agreement, the liquidation of certain divisions and the closure of underperforming thematic channels; and
  •
  a decrease in intercompany eliminations of E82.3 million, due to Priority Telecom revenue received from UPC Distribution Holding B.V. decreasing E50.4 million, chello Media revenue received from UPC Distribution decreasing E14.6 million and UPC Distribution revenue received from Priority Telecom decreasing E17.3 million.

	Year Ended December 31,		2002 Over 2001
VTR	2002	2001	Change	% Change
	(In thousands)
Dollars:
Broadband	$186,426	$166,590	$19,836	11.9%

Chilean pesos:
Broadband	CP128,546,629	CP105,833,894	CP22,712,735	21.5%

Revenue for VTR in U.S. dollars increased $19.8 million, from $166.6 million for the year ended December 31, 2001 to $186.4 million for year ended December 31, 2002. On a functional currency basis, VTR's revenue increased CP22.7 billion, from CP105.8 billion for the year ended December 31, 2001 to CP128.5 billion for the year ended December 31, 2002. On a product basis, video, voice and Internet revenue increased CP8.0 billion, CP10.3 billion and CP4.5 billion, respectively. This movement is attributable to:

  •
  a 4.7% increase in the number of consolidated video subscribers from an average of 427,400 to an average of 447,600;
  •
  a 7.1% increase in video ARPU from CP12,849 ($20.32) to CP13,758 ($19.99), primarily due to increased premium tier customers;
  •
  a 34.3% increase in the number of consolidated telephone subscribers from an average of 174,100 to an average of 234,000;
  •
  a 2.8% decrease in telephone ARPU from CP16,113 ($25.47) to CP15,669 ($22.75), primarily due to the reduction of outgoing traffic because of a general contraction in the market;
  •
  a 183.5% increase in the number of consolidated Internet subscribers from 24,800 at the beginning of 2002 to 70,300 at the end of 2002; and
  •
  a 19.3% decrease in the average monthly revenue per Internet subscriber from CP19,024 ($30.17) to CP15,354 ($22.38), due to less time spent on-line and heavy pricing discounts.

2001 vs. 2000

	Year Ended December 31,				2001 Over 2000
UGC Europe	2001		2000		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$1,123,998		$830,849		$293,149	35.3%
chello Media		285,607		122,322		163,285	133.5%
Intercompany Eliminations		(176,417)		(34,537)		(141,880)	(410.8%)

Total		$1,233,188		$918,634		$314,554	34.2%

Euros:
UPC Broadband	E	1,256,684	E	905,184	E	351,500	38.8%
chello Media		319,323		133,268		186,055	139.6%
Intercompany Eliminations		(197,243)		(37,627)		(159,616)	(424.2%	)

Total	E	1,378,764	E	1,000,825	E	377,939	37.8%

Revenue for UPC in U.S. dollars increased $314.6 million, from $918.6 million for the year ended December 31, 2000 to $1,233.2 million for the year ended December 31, 2001. On a functional currency basis, UPC's revenue increased E378.0 million, from E1,000.8 million for year ended December 31, 2000 to E1,378.8 million for the year ended December 31, 2001. This movement is attributable to:

  •
  a 6.4% increase in consolidated RGUs from 7,335,300 to 7,807,900;
  •
  a 16.0% increase in ARPU from E10.95 to E12.70;
  •
  an increase in video revenue of E83.2 million, primarily due to organic subscriber growth, improved ARPU and new revenue from UPC's acquisition of K&T Group (The Netherlands), which we included in our consolidated results effective March 31, 2000 and an increase in DTH revenue of E26.1 million due to the launch of DTH services in Hungary, the Czech Republic and the Slovak Republic in the second half of 2000;
  •
  an increase in voice revenue of E59.8 million, primarily due to a 27.0% increase in the number of consolidated telephone subscribers from 357,900 to 454,500;
  •
  an increase in Internet revenue of E95.1 million, primarily due to a 52.6% increase in the number of consolidated Internet subscribers from 343,200 to 523,700, improved ARPU and the launch of Internet services in Poland, Hungary and the Czech Republic in the second half of 2000;
  •
  an increase in revenue from UPC Germany of E39.2 million, due to the acquisition of EWT/TSS (Germany), which we included in our consolidated results effective October 1, 2000;
  •
  an increase in revenue from Priority Telecom of E142.4 million, primarily due to acquisitions in the fourth quarter of 2000 and, to a lesser extent, growth in the core business where focus was on targeting medium and larger sized business customers with a bundled offering and the establishment of new trading relationships with UPC Distribution; and
  •
  an increase in chello Media of E43.1 million, primarily due to a 53.7% increase in the number of chello broadband subscribers from 338,000 to 519,500.

	Year Ended December 31,				2001 Over 2000
VTR	2001		2000		Change		% Change
	(In thousands)
Dollars:
Broadband		$166,590		$148,167		$18,423	12.4%

Chilean pesos:
Broadband	CP	105,833,894	CP	80,028,241	CP	25,805,653	32.2%

Revenue for VTR in U.S. dollars increased $18.4 million, from $148.2 million for the year ended December 31, 2000 to $166.6 million for the year ended December 31, 2001. On a functional currency basis, VTR's revenue increased CP25.8 billion, from CP80.0 billion for the year ended December 31, 2000 to CP105.8 billion for the year ended December 31, 2001. On a product basis, video, voice and Internet revenue increased CP7.2 billion, CP15.9 billion and CP3.1 billion, respectively. This movement is attributable to:

  •
  a 11.1% increase in the number of consolidated video subscribers from an average of 384,600 to an average of 427,400;
  •
  a nominal change in video ARPU, due to competition;
  •
  a 52.8% increase in the number of consolidated telephone subscribers from 135,500 at the end of 2000 to 207,100 at the end of 2001;
  •
  a 4.6% increase in telephone ARPU from CP15,407 ($28.59) to CP16,113 ($25.47); and

  •
  a 195.2% increase in the number of consolidated Internet subscribers from 8,400 at the end of 2000 to 24,800 at the end of 2001.

	Year Ended December 31,				2001 Over 2000
Austar United	2001		2000		Change		% Change
	(In thousands)
Dollars:
DTH		$133,177		$163,094		$(29,917)	(18.3%	)
Content		9,973		2,000		7,973	398.7%
Other		12,481		12,219		262	2.1%

Total		$155,631		$177,313		$(21,682)	(12.2%	)

Australian dollars:
DTH	A$	257,522	A$	282,764	A$	(25,242)	(8.9%	)
Content		19,303		3,751		15,552	414.6%
Other		24,108		18,745		5,363	28.6%

Total	A$	300,933	A$	305,260	A$	(4,327)	(1.4%	)

Revenue for Austar United in U.S. dollars decreased $21.7 million, from $177.3 million for the year ended December 31, 2000 to $155.6 million for the year ended December 31, 2001. On a functional currency basis, Austar United's revenue decreased A$4.4 million, from A$305.3 million for the year ended December 31, 2000 to A$300.9 million for the year ended December 31, 2001. This movement is attributable to:

  •
  a decrease in revenue due to the Austar United Deconsolidation;
  •
  an increase in revenue from the launch of its mobile telephone business in the fourth quarter of 2000 and revenue from TVSN, a national shopping channel in Australia and New Zealand, acquired in October 2000;
  •
  a 4.9% increase in the number of consolidated video subscribers from an average of 411,100 to an average of 431,400;
  •
  a 1.3% increase in the average monthly revenue per video subscriber from A$53.68 ($30.92) to A$54.39 ($27.99);
  •
  the launch of wireless data services in the first quarter of 2000; and
  •
  a decrease in revenue from its New Zealand broadband communications business due to the deconsolidation of that entity effective April 1, 2000.

Operating Expense

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$(511,172)	$(525,464)	$(693,460)	$(834,039)	$(655,173)
VTR	(58,872)	(57,052)	(76,185)	(71,678)	(61,969)
Austar United	–	–	–	(153,082)	(170,751)
Other	(4,350)	(2,053)	(2,753)	(3,595)	(5,789)

Total operating expense	$(574,394)	$(584,569)	$(772,398)	$(1,062,394)	$(893,682)

Consolidated operating expense decreased $10.2 million for the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to improved operational cost control through restructuring activities and other cost cutting initiatives, offset by the strengthening of the euro against the U.S. dollar from period to period. Consolidated operating expense decreased $290.0 million for the year ended December 31, 2002 compared to the prior year, primarily due to the Austar United Deconsolidation and operational cost control through restructuring activities and other cost cutting initiatives. Consolidated operating expense increased $168.7 million for the year ended December 31, 2001 compared to the prior year, primarily due to acquisitions and associated costs for the development and launch of products within new markets in Europe and Chile. These increases were offset by a reduction in programming costs in Australia through negotiations with Austar United's major supplier and the Austar United Deconsolidation. The following provides operating expense detail for certain of our operating segments in U.S. dollars and in the local currency of each division.

September 2003 vs. September 2002

	Nine Months Ended September 30,				2003 Over 2002
UGC Europe	2003		2002		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$(519,231)		$(497,286)		$(21,945)	(4.4%)
chello Media		(78,335)		(97,772)		19,437	19.9%
Intercompany eliminations		86,394		69,594		16,800	24.1%

Total		$(511,172)		$(525,464)		$14,292	2.7%

Euros:
UPC Broadband		E(466,926)		E(536,410)		E69,484	13.0%
chello Media		(70,311)		(105,708)		35,397	33.5%
Intercompany eliminations		77,601		75,166		2,435	3.2%

Total	E	(459,636)	E	(566,952)	E	107,316	18.9%

On a functional currency basis, the decreases in UGC Europe's operating expense for the nine months ended September 30, 2003 compared to the same period in the prior year are primarily due to:

  •
  the deconsolidation of UPC Germany effective August 1, 2002;
  •
  improved operational cost control for UPC Broadband through restructuring activities and other cost cutting initiatives;
  •
  decreased costs at chello Media due to cost controls and renegotiated UGC Europe agreements.

	Nine Months Ended September 30,		2003 Over 2002
VTR	2003	2002	Change	% Change
	(In thousands)
Dollars:
Broadband	$(58,872)	$(57,052)	$(1,820)	(3.2%)

Chilean Pesos:
Broadband	CP(41,980,271)	CP(38,767,757)	CP(3,212,514)	(8.3%)

On a functional currency basis, the increases in VTR's operating expense for the nine months ended September 30, 2003 compared to the same period in the prior year are primarily due to:

  •
  an increase in programming and maintenance costs as a result of the increase in the number of RGUs; and
  •
  an increase in access charges as a result of the growth in the telephony customer base.

2002 vs. 2001

	Year Ended December 31,				2002 Over 2001
UGC Europe	2002		2001		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$(649,772)		$(686,521)		$36,749	5.4%
chello Media		(139,725)		(313,571)		173,846	55.4%
Intercompany eliminations		96,037		166,053		(70,016)	(42.2%	)

Total		$(693,460)		$(834,039)		$140,579	16.9%

Euros:
UPC Broadband	E	(688,492)	E	(766,019)	E	77,527	10.1%
chello Media		(148,052)		(351,080)		203,028	57.8%
Intercompany eliminations		101,761		185,282		(83,521)	(45.1%	)

Total	E	(734,783)	E	(931,817)	E	197,034	21.1%

Operating expense at UPC decreased during the year ended December 31, 2002, primarily due to:

  •
  the deconsolidation of UPC's DTH operations in Poland;
  •
  the closure of the sport channels in the central European region;
  •
  improved operational cost control through restructuring activities;
  •
  decreased costs at Priority Telecom due to the closure of its international wholesale business and improvements in interconnect sale agreements; and
  •
  cost savings at Media due to a change in affiliate agreements and the closure of channels.

	Year Ended December 31,				2002 Over 2001
VTR	2002		2001		Change		% Change
	(In thousands)
Dollars:
Broadband		$(76,185)		$(71,678)		$(4,507)	(6.3%	)

Chilean pesos:
Broadband	CP	(52,504,608)	CP	(45,410,558)	CP	(7,094,050)	(15.6%	)

Operating expense at VTR increased during the year ended December 31, 2002, primarily due to:

  •
  an increase in variable programming costs in the functional currency due to the continued decline of the Chilean peso compared to the U.S. dollar;
  •
  an increase in maintenance costs as a result of the increase in the number of subscribers; and
  •
  an increase in access charges as a result of the growth in the telephony customer base.

Selling, General and Administrative Expense

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$(327,639)	$(284,118)	$(387,564)	$(548,286)	$(526,004)
VTR	(54,898)	(49,273)	(63,348)	(67,817)	(70,787)
Austar United	–	–	–	(46,571)	(58,893)
Other	(12,514)	(11,241)	(23,565)	(36,887)	(26,949)

Total	$(395,051)	$(344,632)	$(474,477)	$(699,561)	$(682,633)

Consolidated selling, general and administrative expense increased $50.4 million for the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to the strengthening of the euro against the U.S. dollar. Consolidated selling, general and administrative expense decreased $225.1 million for the year ended December 31, 2002 compared to the prior year, primarily due to the Austar United Deconsolidation and operational cost control through restructuring activities and other cost cutting initiatives. Consolidated selling, general and administrative expense increased $16.9 million for the year ended December 31, 2001 compared to the prior year, primarily due to the non-recurrence of stock-based compensation credits and costs for the development and launch of products within new markets in Europe and Chile, offset by the launch of certain cost cutting initiatives and the Austar United Deconsolidation. The following provides selling, general and administrative expense detail for certain of our operating segments in United States dollars and in the local currency of each segment.

September 2003 vs. September 2002

	Nine Months Ended September 30,				2003 Over 2002
UGC Europe	2003		2002		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$(240,652)		$(218,674)		$(21,978)	(10.1%)
chello Media		(57,349)		(47,567)		(9,782)	(20.6%)
Stock-based compensation		(28,660)		(27,129)		(1,531)	(5.6%)
Loss on sale of Poland DTH business		(8,000)		–		(8,000)	–
Intercompany eliminations		7,022		9,252		(2,230)	(24.1%)

Total		$(327,639)		$(284,118)		$(43,521)	(15.3%)

Euros:
UPC Broadband	E	(216,267)	E	(236,839)	E	20,572	8.7%
chello Media		(51,930)		(51,982)		52	0.1%
Stock-based compensation		(18,717)		(19,162)		445	2.3%
Loss on sale of Poland DTH business		(6,856)		–		(6,856)	–
Intercompany eliminations		6,304		10,074		(3,770)	(37.4%)

Total	E	(287,466)	E	(297,909)	E	10,443	3.5%

On a functional currency basis, the movements in UGC Europe's selling, general and administrative expense for the nine months ended September 30, 2003 compared to the same period in the prior year are primarily due to:

  •
  a decrease in UPC Broadband's expenses for the nine months ended September 30, 2003, due to improved operational cost control through restructuring activities, other cost cutting initiatives and the deconsolidation of UPC Germany effective August 1, 2002;

  •
  increased marketing and promotion costs for chello Media.

	Nine Months Ended September 30,		2003 Over 2002
VTR	2003	2002	Change	% Change
	(In thousands)
Dollars:
Broadband	$(54,911)	$(49,935)	$(4,976)	(10.0%)
Stock-based compensation	13	662	(649)	(98.0%)

Total	$(54,898)	$(49,273)	$(5,625)	(11.4%)

Chilean Pesos:
Broadband	CP(39,161,966)	CP(33,887,533)	CP(5,274,433)	(15.6%)
Stock-based compensation	9,694	429,169	(419,475)	(97.7%)

Total	CP(39,152,272)	CP(33,458,364)	CP(5,693,908)	(17.0%)

On a functional currency basis, the increases in VTR's selling, general and administrative expense for the nine months ended September 30, 2003 compared to the same period in the prior year are primarily due to:

  •
  growth in RGUs;
  •
  an increase in commissions and marketing expense due to increased competition; offset by
  •
  lower bad debt provisions as a result of the bundling strategy; and
  •
  efficiencies achieved in several processes.

2002 vs. 2001

	Year Ended December 31,				2002 Over 2001
UGC Europe	2002		2001		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$(231,332)		$(300,709)		$69,377	23.1%
chello Media		(137,107)		(254,172)		117,065	46.1%
Stock-based compensation		(31,949)		(4,082)		(27,867)	(682.7%	)
Intercompany eliminations		12,824		10,677		2,147	20.1%

Total		$(387,564)		$(548,286)		$160,722	29.3%

Euros:
UPC Broadband	E	(238,461)	E	(336,908)	E	98,447	29.2%
chello Media		(152,043)		(283,786)		131,743	46.4%
Stock-based compensation		(22,223)		(4,354)		(17,869)	(410.4%	)
Intercompany eliminations		13,219		11,962		1,257	10.5%

Total	E	(399,508)	E	(613,086)	E	213,578	34.8%

Selling, general and administrative expense at UPC decreased during the year ended December 31, 2002, primarily due to:

  •
  the deconsolidation of UPC's DTH operations in Poland;
  •
  the closure of the sport channels in the central European region;
  •
  the closure of our international wholesale voice and data business in Europe;
  •
  improved operational cost control;
  •
  cost cutting; offset by
  •
  an increase in stock-based compensation expense.

	Year Ended December 31,				2002 Over 2001
VTR	2002		2001		Change		% Change
	(In thousands)
Dollars:
Broadband		$(65,882)		$(65,652)		$(230)	(0.4%	)
Stock-based compensation		2,534		(2,165)		4,699	217.0%

Total		$(63,348)		$(67,817)		$4,469	6.6%

Chilean pesos:
Broadband	CP	(45,359,721)	CP	(41,579,220)	CP	(3,780,501)	(9.1%	)
Stock-based compensation		1,747,283		(1,374,895)		3,122,178	227.1%

Total	CP	(43,612,438)	CP	(42,954,115)	CP	(658,323)	(1.5%	)

Selling, general and administrative expense at VTR increased slightly during the year ended December 31, 2002, primarily due to:

  •
  an increase in commissions and marketing expense due to increased competition; offset by
  •
  lower bad debt provisions as a result of the bundling strategy; and
  •
  reversal of stock-based compensation charges previously incurred.

Stock-based compensation is recorded as a result of applying variable-plan accounting to certain of our subsidiaries' stock-based compensation plans and vesting of certain of our subsidiaries fixed stock-based compensation plans. Under variable plan accounting, compensation expense (credit) is recognized at each financial statement date for vested options based on the difference between the grant price and the estimated fair value of the underlying common stock, until the options are exercised or expire, or until the fair value is less than the original grant price. Currently, almost all of our subsidiaries' variable stock option plans contain outstanding options with exercise prices greater than the current fair value of the underlying common stock. Under fixed-plan accounting, deferred compensation is recorded for the difference between fair value of options granted and the option price of such options at the date of grant. This deferred compensation is then recognized in the statement of operations ratably over the vesting period of the option, which is generally 48 months.

Adjusted EBITDA

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$406,046	$187,017	$270,666	$(144,452)	$(334,498)
VTR	47,884	29,828	41,959	26,860	12,582
Austar United	–	–	–	(41,847)	(45,304)
Other	(11,062)	(6,920)	(16,251)	(31,804)	(1,244)

Total	$442,868	$209,925	$296,374	$(191,243)	$(368,464)

Adjusted EBITDA is the primary measure used by our chief operating decision makers to evaluate segment-operating performance and to decide how to allocate resources to segments. "EBITDA" is an acronym for earnings before interest, taxes, depreciation and amortization. As we use the term, Adjusted EBITDA further removes the effects of cumulative effects of accounting changes, share in results of affiliates, minority interests in subsidiaries, reorganization expense, other income and expense, gain on issuance of common equity securities by subsidiaries, provision for loss on investments, gain (loss) on sale of investments in affiliates and other assets, proceeds from litigation settlement, gain on early extinguishment of debt, foreign currency exchange gain (loss), impairment and restructuring charges, and stock-based compensation. We believe Adjusted EBITDA is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within Adjusted EBITDA distorts their ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of Adjusted EBITDA is important because analysts and other investors use it to compare our performance to other companies in our industry. We reconcile the total of the reportable segments' Adjusted EBITDA to our consolidated net income as presented in the accompanying consolidated statements of operations, because we believe consolidated net income is the most directly comparable financial measure to total segment operating performance. Investors should view Adjusted EBITDA as a supplement to, and not a substitute for, other GAAP measures of income as a measure of operating performance. As discussed above, Adjusted EBITDA excludes, among other items, frequently occurring impairment, restructuring and other charges that would be included in GAAP measures of operating performance. Please refer to our segment information in the accompanying footnotes to our audited and unaudited consolidated financial statements for a reconciliation of total segment Adjusted EBITDA to consolidated net income.

The following provides Adjusted EBITDA detail for certain of our operating divisions in U.S. dollars and in the local currency of each division:

September 2003 vs. September 2002

	Nine Months Ended September 30,		2003 Over 2002
				% Change
UGC Europe	2003	2002	Change
	(In thousands)
Dollars:
UPC Broadband	$379,505	$197,766	$181,739	91.9%
chello Media	26,541	(10,749)	37,290	346.9%

Total	$406,046	$187,017	$219,029	117.1%

Euros:
UPC Broadband	E340,391	E211,920	E128,471	60.6%
chello Media	23,805	(11,518)	35,323	306.7%

Total	E364,196	E200,402	E163,794	81.7%

On a functional currency basis, the movements in UGC Europe's Adjusted EBITDA for the nine months ended September 30, 2003 compared to the same period in the prior year are attributable to:

  •
  cost cutting and cost control through continued improvements in processes and systems and organizational rationalization;
  •
  improved gross margins brought about by continued negotiations with major vendors;
  •
  successfully driving higher service penetration in existing customers, improving economies of scale and increasing ARPU;
  •
  the deconsolidation of UPC Germany effective August 1, 2002;
  •
  an increase in chello Media's Adjusted EBITDA due to continued focus on profitable revenue growth and cost reduction, a shift in focus towards high margin, direct business customer contracts, closing of operations in non-profitable countries and strong cost control procedures; and

  •
  continued cost control at the corporate level.

	Nine Months Ended September 30,		2003 Over 2002
				% Change
VTR	2003	2002	Change
	(In thousands)
Dollars:
Broadband	$49,684	$31,628	$18,056	57.1%
Management fees	(1,800)	(1,800)	–	–

Total	$47,884	$29,828	$18,056	60.5%

Chilean pesos:
Broadband	CP35,285,187	CP21,533,005	CP13,752,182	63.9%
Management fees	(1,298,744)	(1,225,550)	(73,194)	(6.0)%

Total	CP33,986,443	CP20,307,455	CP13,678,988	67.4%

On a functional currency basis, the increases in VTR's Adjusted EBITDA for the nine months ended September 30, 2003 compared to the same period in the prior year are attributable to:

  •
  RGU and ARPU growth;
  •
  lower bad debt provisions as a result of the bundling strategy;
  •
  lower bandwidth costs; and
  •
  lower programming costs due to negotiations with programming suppliers.

2002 vs. 2001

	Year Ended December 31,				2002 Over 2001
UGC Europe	2002		2001		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$372,713		$137,283		$235,430	171.5%
chello Media		(102,047)		(281,735)		179,688	63.8%

Total		$270,666		$(144,452)		$415,118	287.4%

Euros:
UPC Broadband	E	391,057	E	153,757	E	237,300	154.3%
chello Media		(107,069)		(315,543)		208,474	66.1%

Total	E	283,988	E	(161,786)	E	445,774	275.5%

Adjusted EBITDA for UPC in U.S. dollars increased $415.2 million, from negative $144.5 million for the year ended December 31, 2001 to positive $270.7 million for the year ended December 31, 2002. On a functional currency basis, UPC's Adjusted EBITDA increased E445.8 million from negative E161.8 million for the year ended December 31, 2001 to positive E284.0 million for the year ended December 31, 2002. This movement is attributable to:

  •
  cost cutting and cost control;
  •
  improvements in processes and systems and organizational rationalization;
  •
  improved gross margins brought about by continued negotiations with major vendors;
  •
  successfully driving higher service penetration in existing customers;
  •
  continuing to achieve increased average revenue per unit;

  •
  a decrease in UPC Germany of E11.7 million, due to the deconsolidation of UPC Germany effective August 1, 2002;
  •
  abandonment of the unprofitable programming business in Poland, Wizja Sport, in December 2001;
  •
  an increase in Priority Telecom's Adjusted EBITDA of E85.3 million, primarily due to termination of its non-profitable international wholesale voice and data business, closing of operations in non-profitable countries and strong cost control procedures;
  •
  an increase in Media's Adjusted EBITDA of E107.6 million, primarily due to continued focus on profitable revenue growth and cost reduction and the transfer of operating expenses associated with the provision of broadband Internet access services to UPC Distribution in December 2001; and
  •
  continued cost control at the corporate level.

	Year Ended December 31,				2002 Over 2001
VTR	2002		2001		Change		% Change
	(In thousands)
Dollars:
Broadband		$44,359		$29,260		$15,099	51.6%
Management fees		(2,400)		(2,400)		–	–

Total		$41,959		$26,860		$15,099	56.2%

Chilean pesos:
Broadband	CP	30,682,300	CP	18,844,116	CP	11,838,184	62.8%
Management fees		(1,656,301)		(1,523,852)		(132,449)	(8.7%	)

Total	CP	29,025,999	CP	17,320,264	CP	11,705,735	67.6%

Adjusted EBITDA for VTR's Triple Play Distribution in U.S. dollars increased $15.1 million, from $26.9 million for the year ended December 31, 2001 to $42.0 million for the year ended December 31, 2002. On a functional currency basis, VTR's Adjusted EBITDA increased CP11.7 billion, from CP17.3 billion for the year ended December 31, 2001 to CP29.0 billion for the year ended December 31, 2002. On a product basis, video, voice and Internet Adjusted EBITDA increased CP6.9 billion, CP4.7 billion and CP1.5 billion, respectively. This movement is attributable to:

  •
  subscriber growth;
  •
  lower bad debt provisions as a result of the bundling strategy;
  •
  lower bandwidth costs; offset by
  •
  an increase in variable programming costs in the functional currency due to the continued decline of the Chilean peso compared to the U.S. dollar and an increase in maintenance costs as a result of the increase in the number of subscribers.

2001 vs. 2000

	Year Ended December 31,				2001 Over 2000
UGC Europe	2001		2000		Change		% Change
	(In thousands)
Dollars:
UPC Broadband		$137,283		$(3,328)		$140,611	4,225.1%
chello Media		(281,735)		(331,170)		49,435	14.9%

Total		$(144,452)		$(334,498)		$190,046	56.8%

Euros:
UPC Broadband	E	153,757	E	(3,614)	E	157,371	4,354.5%
chello Media		(315,543)		(359,583)		44,040	12.2%

Total	E	(161,786)	E	(363,197)	E	201,411	55.5%

Adjusted EBITDA for UPC in U.S. dollars increased $190.0 million, from negative $334.5 million for the year ended December 31, 2000 to negative $144.5 million for the year ended December 31, 2001. On a functional currency basis, UPC's Adjusted EBITDA increased E201.4 million from negative E363.2 million for the year ended December 31, 2000 to negative E161.8 million for the year ended December 31, 2001. This movement is attributable to:

  •
  aggressive cost cutting and cost control;
  •
  improved operating margins;
  •
  an increase in Adjusted EBITDA from chello Media of E77.6 million, primarily due to cost control and lower start-up and development costs; and
  •
  a decrease in Adjusted EBITDA from Priority Telecom of E48.3 million, primarily due to the acquisition of Cignal Global Communications, or "Cignal", and associated costs for the development and launch of products within new markets.

	Year Ended December 31,				2001 Over 2000
VTR	2001		2000		Change		% Change
	(In thousands)
Dollars:
Broadband		$29,260		$23,381		$5,879	25.1%
Management fees		(2,400)		(10,799)		8,399	77.8%

Total		$26,860		$12,582		$14,278	113.5%

Chilean pesos:
Broadband	CP	18,844,116	CP	12,518,072	CP	6,326,044	50.5%
Management fees		(1,523,852)		(5,886,150)		4,362,298	74.1%

Total	CP	17,320,264	CP	6,631,922	CP	10,688,342	161.2%

Adjusted EBITDA for VTR in U.S. dollars increased $14.3 million, from $12.6 million for the year ended December 31, 2000 to $26.9 million for the year ended December 31, 2001. On a functional currency basis, VTR's Adjusted EBITDA increased CP10.7 billion, from CP6.6 billion for the year ended December 31, 2000 to CP17.3 billion for the year ended December 31, 2001. On a product basis, video, voice and Internet Adjusted EBITDA decreased CP1.6 billion, increased CP6.9 billion and increased CP1.0 billion, respectively. This movement is attributable to:

  •
  subscriber growth;
  •
  a decrease in management fees of CP4.4 billion; offset by
  •
  an increase in variable programming costs in the functional currency due to the continued decline of the Chilean peso compared to the U.S. dollar.

	Year Ended December 31,				2001 Over 2000
Austar United	2001		2000		Change		% Change
	(In thousands)
Dollars:
DTH		$(10,119)		$(12,333)		$2,214	18.0%
Content		(6,849)		(1,179)		(5,670)	(480.9%	)
Other		(24,879)		(31,792)		6,913	21.7%

Total		$(41,847)		$(45,304)		$3,457	7.6%

Australian dollars:
DTH	A$	(19,535)	A$	(22,017)	A$	2,482	11.3%
Content		(13,272)		(2,210)		(11,062)	(500.5%	)
Other		(48,113)		(56,652)		8,539	15.1%

Total	A$	(80,920)	A$	(80,879)	A$	(41)	(0.1%	)

Adjusted EBITDA for Austar United in U.S. dollars increased $3.5 million for the year ended December 31, 2001. On a functional currency basis, Austar United's Adjusted EBITDA remained flat from year to year. This movement is attributable to:

  •
  the Austar United Deconsolidation;
  •
  an increase in video programming costs, as the Australian dollar continued to weaken during the period, offset by reduction of programming costs per subscriber effective July 1, 2001, as a result of negotiations with XYZ Entertainment, Austar United's 50% owned programming affiliate; and
  •
  development and start-up costs associated with TVSN.

Depreciation and Amortization

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$(546,678)	$(496,677)	$(671,757)	$(981,895)	$(657,470)
VTR	(49,290)	(39,278)	(54,458)	(54,027)	(47,352)
Austar United	–	–	–	(99,544)	(104,451)
Other	(2,239)	(2,855)	(3,786)	(11,710)	(6,249)

Total	$(598,207)	$(538,810)	$(730,001)	$(1,147,176)	$(815,522)

Depreciation and amortization expense increased $59.4 million for the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to strengthening of the euro against the U.S. dollar from period to period. Depreciation and amortization expense decreased $417.2 million for the year ended December 31, 2002 compared to the prior period, primarily due to the cessation of amortization of goodwill effective January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142, or "SFAS 142", Goodwill and Other Intangible Assets. Depreciation and amortization expense increased $331.7 million, from $815.5 million for the year ended December 31, 2000 to $1,147.2 million for the year ended December 31, 2001, primarily due to increased depreciation and amortization resulting from acquisitions completed during 2000 as well as increased depreciation expense on capital expenditures to upgrade UPC's network in Western Europe.

Impairment and Restructuring

2001

UPC implemented a restructuring plan during the second half of 2001 to both lower operating expenses and strengthen its competitive and financial position. This included eliminating certain employee positions, reducing office space and related overhead expenses, rationalization of certain corporate assets, recognizing losses related to excess capacity under certain contracts and canceling certain programming contracts. The total workforce reduction was effected through attrition, involuntary terminations and reorganization of UPC's operations to permanently eliminate open positions resulting from normal employee attrition. The total cost of these charges was $250.7 million for the year ended December 31, 2001.

Due to the lack of financial resources to fully develop the triple play in Germany, and due to the inability of UPC to find a partner to help implement this strategy, the long range plans of UPC Germany were revised in 2001 to provide for a "care and maintenance" program, meaning that the business plan would be primarily focused on current customers and product offerings instead of a planned roll out of new service offerings. As a result of this revised business plan, UPC determined that a triggering event had occurred with respect to this investment in the fourth quarter of 2001, as defined in Statement of Financial Accounting Standards No. 121, or "SFAS 121", Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. After analyzing the projected undiscounted free cash flows (without interest), an impairment charge was deemed necessary. The amount of the charge was determined by evaluating the estimated fair value of UPC's investment in UPC Germany using a discounted cash flow approach, resulting in an impairment charge of $682.6 million for the year ended December 31, 2001.

During the second quarter of 2001, UPC identified indicators of possible impairment of long-lived assets, principally indefeasible rights of use and related goodwill within its CLEC subsidiary Priority Telecom. Such indicators included significant declines in the market value of publicly traded telecommunications providers and a change, subsequent to the acquisition of Cignal, in the way that certain assets from the Cignal acquisition were being used within Priority Telecom. UPC revised its strategic plans for using these assets because of reduced levels of private equity funding activity for CLEC businesses and a decision by UPC to complete a public listing of Priority Telecom in the second half of 2001. The changes in strategic plans included a decision to phase out the legacy international wholesale voice operations of Cignal. When UPC and Priority Telecom reached agreement to acquire Cignal in the second quarter of 2000, the companies originally intended to continue the international wholesale voice operations of Cignal for the foreseeable future. This original plan for the international wholesale voice operations was considered in the determination of the consideration paid for Cignal. In 2001, using the strategic plan prepared in connection with the public listing of Priority Telecom, an impairment assessment test and measurement in accordance with SFAS 121 was completed, resulting in a write down of tangible assets, related goodwill and other impairment charges of $418.4 million for the year ended December 31, 2001.

In 2000 UPC acquired a license to operate a wireless telecommunications system in Switzerland. Since its acquisition, UPC has been evaluating various alternatives to develop this license. During the fourth quarter of 2001, in connection with UPC's overall strategic review, it was determined that UPC was not in a position to develop this asset as a result of both funding constraints and a change in strategic focus away from the wireless business, resulting in a write down of the value of this asset to nil and a charge of $91.3 million for the year ended December 31, 2001.

As a result of issuing warrants to Microsoft Corporation during 1999 and 2000, UPC recorded E150.2 million in contract acquisition rights. These rights were being amortized over the three-year term of an interim technology agreement. During the fourth quarter of 2001, this interim technology agreement was terminated, and the remaining unamortized contract acquisition rights totaling $59.8 million were written off.

In December 2001, Austar United reviewed all of its activities and restructured its business to focus on the core pay television business and augment it with interactive television services. This restructuring included outsourcing a number of existing functions, ceasing operation of its own Internet network, streamlining sales and customer service processes and reducing general corporate overhead. In conjunction with this restructuring, Austar United analyzed the carrying value of its tangible and intangible assets in accordance with SFAS 121, and determined there was an impairment in the value of certain of its assets, primarily the spectrum licenses and goodwill related to its Internet business. These assets were written down to fair value as of December 31, 2001. The impairment and restructuring charges for Austar United totaled $146.2 million, and due to the deconsolidation of Austar United effective November 15, 2001, this amount was included in share in results of affiliates. In addition, we recorded an impairment of the carrying value of goodwill on our books of $22.2 million related to our investment in Austar United.

2002

Based on our annual impairment test as of December 31, 2002 in accordance with SFAS 142, we recorded an impairment charge of $344.8 million and $18.0 million on goodwill related to Priority Telecom and UPC Romania, respectively, for the year ended December 31, 2002. In addition, we wrote off obsolete inventory and other tangible assets in The Netherlands, Norway, France, Poland, Slovak Republic and Czech Republic amounting to $74.6 million for the year ended December 31, 2002.

It is possible that UPC may incur additional impairment and restructuring charges in 2003. Such charges could arise as a result of its contemplated debt restructuring, a rationalization of its investments or the application of accounting standards used to value and adjust to the carrying value of long-lived assets, goodwill and other intangibles. Because of uncertainties concerning UPC's proposed debt restructuring, UPC is not able to estimate whether it will need to incur charges in 2003 and thereafter, or, if such charges are necessary, the likely amount of the charges.

Interest Income

Interest income decreased $15.7 million, $66.4 million and $28.6 million during the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively, compared to the corresponding periods in the prior year. Our consolidated cash balance has decreased each year, resulting in lower interest income compared to the prior period.

Interest Expense

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$(245,293)	$(464,139)	$(629,599)	$(822,205)	$(682,321)
VTR	(9,616)	(12,230)	(16,978)	(20,192)	(28,242)
Austar United	–	–	–	(19,229)	(21,159)
Other	(8,904)	(19,338)	(33,524)	(209,204)	(197,061)

Total	$(263,813)	$(495,707)	$(680,101)	$(1,070,830)	$(928,783)

Interest expense decreased $231.9 million during the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to the cessation of accretion of interest on UPC's senior discount notes on December 3, 2002 as a result of UPC's bankruptcy filing, in accordance with

SOP 90-7. Interest expense also decreased due to the acquisition of the Old UGC Senior Notes, UPC's exchangeable loan and UPC bonds held by us in connection with the merger transaction on January 30, 2002 (which were extinguished on that date for consolidated financial reporting purposes). Interest expense decreased $390.7 million during the year ended December 31, 2002 compared to the prior year, primarily due to the acquisition of the Old UGC Senior Notes, UPC Exchangeable Loan and United UPC Bonds in connection with the merger transaction on January 30, 2002 (which were extinguished on that date for consolidated financial reporting purposes), as well as the deconsolidation of UAP and Austar United effective November 15, 2001. Additional details of interest expense are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
Cash Pay:
UPC senior notes	$–	$(116,254)	$(177,958)	$(254,103)	$(258,752)
Old UGC Senior Notes	(1,655)	–	–	–	–
UGC Europe bank facilities and other	(199,432)	(174,059)	(244,785)	(256,912)	(180,128)
VTR bank facility	(7,286)	(8,398)	(12,917)	(16,284)	(19,166)
Other	(7,833)	(8,313)	(10,194)	(51,144)	(23,681)

Total	(216,206)	(307,024)	(445,854)	(578,443)	(481,727)

Non Cash:
UPC and UPC Polska senior discount notes accretion	(29,151)	(154,097)	(193,509)	(247,234)	(208,479)
Old UGC Senior Notes accretion	(313)	(12,449)	(13,274)	(147,090)	(134,513)
Amortization of deferred financing costs	(18,143)	(17,745)	(23,072)	(39,879)	(44,952)
UPC Exchangeable Loan	–	(4,392)	(4,392)	(30,506)	–
UAP and other	–	–	–	(27,678)	(59,112)

Total	(47,607)	(188,683)	(234,247)	(492,387)	(447,056)

Total	$(263,813)	$(495,707)	$(680,101)	$(1,070,830)	$(928,783)

Foreign Currency Exchange Gain (Loss)

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe	$108,110	$481,758	$722,013	$(37,906)	$(178,065)
VTR	14,576	(70,591)	(45,425)	(69,395)	(35,445)
Other	15,196	23,132	63,206	(40,891)	(2,390)

Total	$137,882	$434,299	$739,794	$(148,192)	$(215,900)

Foreign currency exchange gain decreased $296.4 million during the nine months ended September 30, 2003 compared to the same period in the prior year. These movements are primarily due to UGC Europe's U.S. dollar-denominated debt and VTR's U.S. dollar-denominated bank facility. The euro strengthened for the nine months ended September 30, 2003 (from .9545 as of December 31, 2002 to .9217 as of September 3, 2003), compared to the same period in the prior year (from 1.119 as of December 31, 2001 to 1.016 as of September 30, 2002). The Chilean peso strengthened for the nine months ended September 30, 2003 (from 719 as of December 31, 2002 to 661 as of September 30, 2003), compared to a weakening peso for the same period in the prior year (from 661 as of

December 31, 2001 to 749 as of September 30, 2002). Foreign currency exchange gain increased $888.0 million, from a $148.2 million loss for the year ended December 31, 2001 to a $739.8 million gain for the year ended December 31, 2002. This gain resulted primarily from UPC's dollar-denominated debt, as the euro strengthened 14.7% against the dollar from period to period. Foreign currency exchange gain (loss) decreased $67.7 million, from a $215.9 million loss for the year ended December 31, 2000 to a $148.2 million loss for the year ended December 31, 2001. This decrease was primarily due to the improved performance of certain of UPC's derivatives, offset by strengthening of the U.S. dollar to the euro and Chilean peso during 2001 compared to 2000 as well as a loss of $42.9 million related to entering into foreign currency exchange forward contracts during 2001 to reduce our currency exposure to the euro.

Gain on Extinguishment of Debt

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UPC restructuring	$2,109,596	$–	$–	$–	$–
United	–	1,757,289	1,757,289	3,447	–
Other UPC	74,401	451,493	451,493	–	–

Total	$2,183,997	$2,208,782	$2,208,782	$3,447	$–

UPC Restructuring

On September 3, 2003, UGC Europe acquired more than 99.9% of the stock of, and became the successor issuer to, UPC as a result of the consummation of UPC's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and insolvency proceedings under Dutch law. Upon consummation of the reorganization plan, we became the holder of 66.75% of UGC Europe's common stock in exchange for the equity and indebtedness of UPC that we owned before the reorganization. UPC's other bondholders exchanged their ownership of UPC's senior notes and senior discount notes for 32.5% of UGC Europe's common stock, and third-party holders of UPC's ordinary shares and preference shares exchanged their securities for 0.75% of UGC Europe's common stock.

We accounted for this restructuring on September 3, 2003 as a reorganization of entities under common control at historical cost, similar to a pooling of interests. Under reorganization accounting, we have consolidated the financial position and results of operations of UGC Europe as if the reorganization had been consummated at inception. We previously recognized a gain on the effective retirement of UPC's senior notes, senior discount notes and UPC's exchangeable loan held by us when those securities were acquired directly and indirectly by us in connection with our merger transaction with Liberty in January 2002. The issuance of common stock by UGC Europe to third-party holders of the remaining UPC senior notes and senior discount notes was recorded at fair value. This fair value was significantly less than the accreted value of such debt securities as reflected in our historical consolidated financial statements. Accordingly, for consolidated financial reporting purposes, we recognized a gain of $2.1 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over the fair value of UGC Europe common stock issued.

Other

The FiBI Loan was secured by a pledge of half of the shares in UPC's Israeli cable system. On October 30, 2002, the First International Bank of Israel, or "FiBI", and UPC's wholly-owned indirect subsidiary, Cable Network Zuid-oost Brabant Holding B.V., or "Cable Brabant", entered into an agreement whereby Cable Brabant would sell all of its material assets to a wholly-owned subsidiary of FiBI in exchange for the assumption by that subsidiary of the obligations of Cable Brabant to repay the FiBI Loan and FiBI would novate Cable Brabant's obligations under the FiBI Loan. This transaction closed on February 24, 2003, resulting in a gain of $74.4 million from the extinguishment of this obligation (including accrued interest).

In January 2002, as part of our recapitalization, we purchased at fair value certain debt securities of our subsidiaries, including UPC's bonds, UPC's exchangeable loan and Old UGC Senior Notes (directly from Liberty and indirectly through the purchase of Liberty's interest in IDT United). The estimated fair value of these financial assets (with the exception of the UPC exchangeable loan) was significantly less than the accreted value of those debt securities as reflected in our historical financial statements. For consolidated financial reporting purposes, we recognized a gain of $1.757 billion from the effective retirement of such debt outstanding at that time equal to the excess of the then accreted value of such debt over our cost.

In January 2002, UPC recognized a gain of $109.2 million from the restructuring and cancellation of capital lease obligations associated with excess capacity of certain Priority Telecom vendor contracts.

In June 2002, UPC recognized a gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of certain interest rate/cross currency derivative contracts between the banks and UPC.

Proceeds from Litigation Settlement

In May 2001, the United States Supreme Court affirmed the decision of the 10th Circuit U.S. Court of Appeals, which in April 2000 found in favor of us in our lawsuit against Wharf Holdings Limited, or "Wharf". The lawsuit consisted of our claims of fraud, breach of fiduciary duty, breach of contract and negligent misrepresentation related to Wharf's grant to us in 1992 of an option to purchase a 10.0% equity interest in Wharf's cable television franchise in Hong Kong. The United States Supreme Court's decision affirms the 1997 U.S. District Court judgment in our favor, which, together with accrued interest, totaled gross and net proceeds of $201.2 million and $194.8 million, respectively.

Gain (Loss) on Sale of Investments in Affiliates and Other Assets

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UPC Polska transaction	$–	$–	$–	$(416,898)	$–
UAP	284,702	–	–	–	–
Other	(3,381)	142,842	117,262	95	6,194

Total	$281,321	$142,842	$117,262	$(416,803)	$6,194

On March 29, 2002, our indirect 50.0% owned affiliate, United Australia/Pacific, Inc., or "UAP", filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court. On March 18, 2003, the U.S. Bankruptcy Court entered an order confirming UAP's plan of reorganization (the "UAP Plan"). The UAP Plan became effective in April 2003, and the UAP bankruptcy proceeding was completed in June 2003. In April 2003, pursuant to the UAP Plan, affiliates of Castle Harlan Australian Mezzanine Partners Pty Ltd., or "CHAMP", acquired UAP's indirect approximate 63.2% interest in United Austar, Inc., or "UAI", which owns approximately 80.7% of Austar United Communications Limited, or "Austar United". The purchase price for UAP's indirect interest in UAI was $34.5 million in cash, which was distributed to the holders of UAP's senior notes due 2006 in complete satisfaction of their claims. Upon consummation of the UAP Plan, we recognized our proportionate share of UAP's gain from the sale of its 63.2% interest in UAI ($26.3 million) and our proportionate share of UAP's gain from the extinguishment of its outstanding senior notes ($258.4 million). Such amounts are reflected in share in results of affiliates in the accompanying unaudited condensed consolidated statement of operations. In addition, we recognized a gain of $284.7 million associated with the sale of our indirect approximate 49.99% interest in UAP that occurred on November 15, 2001.

We consolidated the financial results of UPC Germany prior to July 2002, as we held an indirect approximate 51% majority voting equity interest. At the end of July 2002, our ownership interest in UPC Germany was reduced from approximately 51% to approximately 29% as a result of a pre-existing call right held by the minority shareholder, which became exercisable in February 2002 as a result of certain events of default under several of our debt agreements. Accordingly, we deconsolidated UPC Germany effective August 1, 2002. Upon deconsolidation, our net negative investment in UPC Germany was E150.3 ($147.9) million, and we recognized a gain from the reversal of this net negative investment, effective August 1, 2002.

In December 2002, UPC incurred a loss of $18.9 million on the transfer of certain of Priority Telecom's ordinary shares to a third party in settlement of consultant fees. In December 2001, UPC and Canal+ Group, the television and film division of Vivendi Universal, or "Canal+", merged their respective Polish DTH satellite television platforms, as well as the Canal+ Polska premium channel, to form a common Polish DTH platform. UPC Polska contributed its Polish and United Kingdom DTH assets to a Polish subsidiary of Canal+, TKP. In return, UPC Polska received a 25.0% ownership interest in TKP and E150.0 ($134.1) million in cash. UPC Polska's investment in TKP was recorded at fair value as of the date of the transaction, resulting in a loss of $416.9 million upon consummation of the merger.

Provision for Loss on Investments

Based on our analysis of specific quantitative and qualitative factors, we record a loss on investments when the loss is determined to be other than temporary. During the third quarter of 2001, we determined a decline in the market value of certain of UPC's investments to be other than temporary, and, as a result, we reduced the carrying value of these investments to market value and recorded a realized loss of $102.1 million and $232.6 million, respectively.

Gain on Issuance of Common Equity Securities by Subsidiaries

In March 2000, Austar United sold 20.0 million shares to the public, raising gross and net proceeds at $5.20 per share of $104.0 million and $102.4 million, respectively. Based on the carrying value of our investment in Austar United as of March 29, 2000, we recognized a gain of $66.8 million from the resulting step up in the carrying amount of our investment in Austar United. In August 2000, a noteholder of UPC exercised its option to convert its $100.0 million note into approximately 4.1 million ordinary shares of UPC. Based on the carrying value of our investment in UPC as of August 23, 2000, we recognized a gain of $54.1 million from the resulting step up in the carrying amount of our investment in UPC. No deferred taxes were recorded related to these gains due to our intent on holding our investment in UPC and Austar United indefinitely.

Other Expense

Other expense decreased $155.7 million for the nine months ended September 30, 2003 compared to the same period in the prior year. The large amount of other expense in 2002 related primarily from losses in connection with the mark-to-fair valuations of certain of UGC Europe's derivative instruments. Other expense decreased $24.2 million for the year ended December 31, 2002 and increased $113.6 million for the year ended December 31, 2001. The increase during 2001 was primarily due to the change in fair value of certain of UPC's derivative instruments effective in 2001 with the adoption of Statement of Accounting Standards No. 133, or "SFAS 133", Accounting for Derivative Instruments and Hedging Activities, as amended.

Reorganization Expense

In accordance with SOP 90-7, expenses associated with UPC's reorganization are presented separately on the statement of operations.

Income Tax (Expense) Benefit

Income tax expense decreased $104.4 million during the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to the non-recurrence of deferred income tax as a result of our merger transaction with Liberty in January 2002. Income tax expense increased $241.8 million during the year ended December 31, 2002 compared to the prior period, primarily due to deferred income tax of $110.6 million as a result of our merger transaction with Liberty on January 30, 2002, as well as interest income generated from the UPC Exchangeable Loan and United UPC Bonds held by us and the Old UGC Senior Notes held by IDT United, in each case acquired on January 30, 2002.

Minority Interests in Subsidiaries

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
Accrual of dividends on UPC convertible preference shares	$–	$(78,314)	$(97,083)	$(89,202)	$–
UPC	41,703	–	–	54,050	862,663
Subsidiaries of UPC	–	–	28,080	484,780	21,160
Other	1,616	(9,548)	1,900	46,887	50,725

Total	$43,319	$(87,862)	$(67,103)	$496,515	$934,548

The minority interests' share of income (losses) increased $131.2 million during the nine months ended September 30, 2003 compared to the same period in the prior year, primarily due to the cessation of accrued dividends on UPC's convertible preference shares effective with its bankruptcy filing date of December 3, 2002 offset by the minority interests' share of UGC Europe's net loss from September 3, 2003 to September 30, 2003. The minority interests' share of losses decreased $563.6 million during the year ended December 31, 2002 compared to the prior year, primarily due to the significant reduction of the minority interests' basis in the common equity of UPC Germany in late 2001, as well as the deconsolidation of UAP effective November 15, 2001. The minority interests' share of losses decreased $438.0 million, from $934.5 million for the year ended December 31, 2000 to $496.5 million for the year ended December 31, 2001, primarily due to the reduction of the minority interests' basis in the common equity of UPC to nil in January 2001, as well as the accrual of dividends on UPC's convertible preference shares, which increases the minority interests' basis in UPC. We cannot allocate a portion of UPC's net losses to the minority shareholders once the minority shareholders' common equity basis has been exhausted. We will consolidate 100% of the net losses of UPC until such time as the preference shareholders convert their holdings into common equity or until additional equity is contributed by third-party investors. The decrease in 2001 was offset by the allocation of significant net losses from UPC Germany to the minority shareholder, as a result of the impairment charge of $682.6 million in December 2001.

Share in Results of Affiliates

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UPC's affiliates	$4,301	$(32,883)	$(29,841)	$(167,103)	$(106,099)
UAP	284,702	(38,922)	(38,922)	(217,356)	(18,068)
Other	(9,171)	(3,973)	(3,379)	(1,982)	(5,747)

Total	$279,832	$(75,778)	$(72,142)	$(386,441)	$(129,914)

Income from recording our share in results of affiliates increased $355.6 million for the nine months ended September 30, 2003 compared to the same period in the prior year. Upon consummation of UAP's reorganization plan in April 2003, we recognized our proportionate share of UAP's gain from the sale of its 63.2% interest in UAI ($26.3 million) and our proportionate share of UAP's gain from the extinguishment of its outstanding senior notes ($258.4 million). Losses from recording our share in results of affiliates decreased $314.3 million for the year ended December 31, 2002 compared to the prior year, primarily as a result of the basis in most of UPC's investments reduced to nil under the equity method of accounting, offset by recording our share of UAP's losses through March 29, 2002 totaling $38.9 million. The increase in loss from recording our share in results of affiliates of $256.5 million for the year ended December 31, 2001 compared to the prior year was primarily due to increased losses from UPC's equity-method affiliates, recognition of a full year of loss from our New Zealand investment and losses recognized from November 15, 2001 through December 31, 2001 from UAP of $177.2 million as a result of the Austar United Deconsolidation.

Cumulative Effect of Change in Accounting Principle

Year Ended December 31, 2002
(In thousands)
The Netherlands	$(439,483)
Poland	(366,347)
Sweden	(169,315)
France	(159,703)
Czech Republic	(88,000)
Hungary	(50,113)
Norway	(38,942)
Other UPC	(27,690)
Brazil	(5,129)

Total	$(1,344,722)

We adopted SFAS 142 effective January 1, 2002. SFAS 142 required a transitional impairment assessment of goodwill as of January 1, 2002, in two steps. Under step one, the fair value of each of our reporting units was compared with their respective carrying amounts, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was considered not impaired. If the carrying amount of a reporting unit exceeded its fair value, the second step of the goodwill impairment test was performed to measure the amount of impairment loss. We completed step one in June 2002, and concluded the carrying value of certain reporting units as of January 1, 2002 exceeded fair value. The completion of step two resulted in an impairment adjustment of $1.34 billion.

We adopted SFAS 133 as of January 1, 2001, which resulted in a gain of $20.1 million from certain of UPC's derivative securities.

Liquidity and Capital Resources

We have financed our acquisitions and our video, voice and Internet access businesses in the two main regions of the world in which we operate through public and private debt and equity offerings and cash received from the sale of non-strategic assets by certain subsidiaries. These resources have also been used to refinance certain debt instruments and facilities as well as to cover corporate overhead. Our subsidiaries have supplemented contributions from us with the sale of debt and equity, securities, bank financing and operating cash flow.

United Corporate

As of September 30, 2003, excluding restricted cash of $3.8 million, we had $77.8 million in cash on hand, of which United, Old UGC, ULA and other wholly owned subsidiaries had $31.4 million, $9.2 million, $27.2 million and $10.0 million, respectively. As of September 30, 2003, we had negative working capital of $46.4 million, due primarily to the $102.7 notes payable to Liberty, or the "Liberty Notes" and the senior notes of Old UGC of $24.6 million, or the "Old UGC Senior Notes."

In August 2003, the Founders and Liberty entered into a share exchange agreement pursuant to which the Founders agreed to exchange an aggregate of 8,198,016 shares of Class B common stock (representing all of the outstanding shares of our Class B common stock) for securities of Liberty and cash. Upon completion of this exchange, Liberty will own greater than 90.0% of the combined voting power of our common stock. Upon closing of this transaction, the maturity of the Liberty Notes will be extended from January and February 2004 until January 2009.

On November 12, 2003, we announced revised terms to our UGC Europe offer (originally commenced on October 6, 2003), through a wholly-owned subsidiary, to exchange our Class A common stock for the 16.6 million outstanding shares of UGC Europe common stock not owned by our subsidiaries or us. This UGC Europe exchange offer is conditioned on the tender of a sufficient number of outstanding shares of UGC Europe common stock such that, upon completion of the exchange offer, we will own at least 90% of the outstanding shares of UGC Europe common stock on a fully diluted basis. If the exchange offer is successful, we will then effect a "short-form" merger with UGC Europe. As provided by Delaware law, this short-form merger may be effected without the approval or participation of UGC Europe's board of directors or the remaining holders of UGC Europe's common stock. We will effect the short-form merger as soon as practicable after we complete this exchange offer, unless we are prevented from doing so by a court or other legal requirement. In the short-form merger each share of UGC Europe common stock not tendered in the exchange offer would be converted into the right to receive the same consideration offered in the exchange offer. The exchange offer is conditioned upon satisfaction of various conditions, some of which we may waive.

In connection with the UGC Europe exchange offer, Liberty has the option (but not the obligation) to acquire up to a number of shares of our Class A common stock to enable it to hold 55.0% of the total number of shares outstanding following the exchange offer and merger (assuming for purposes of that calculation that Liberty had acquired 8,198,016 shares of our Class B common stock pursuant to the transaction with the Founders, or, if greater, a number of shares, the purchase price for which would retire the Liberty Notes, but not exceeding the number of shares that would enable Liberty to hold more than 60.0% of our total outstanding shares, taking into account the shares to be acquired in the transaction with the Founders). The purchase price of the shares will be the arithmetic average of the volume weighted average prices for UGC Europe common stock for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares in the exchange offer, divided by 10.3, the exchange ratio. If Liberty exercises its pre-emptive right, the purchase price will be paid first by cancellation of the Liberty Notes and second by cash.

The Old UGC Senior Notes began to accrue interest on a cash-pay basis on February 15, 2003, with the first payment due August 15, 2003. Old UGC did not make this interest payment. Because this failure to pay continued for a period of more than 30 days, an event of default exists under the terms of the Old UGC Senior Notes indenture. Old UGC, which principally owns our interest in Latin America and Australia, has reached an agreement in principle with certain of its creditors, including us and IDT United, (in which we have a 93.7% fully diluted interest and a 33.3% common equity interest), on the economic terms to restructure the Old UGC Senior Notes, and expects to formalize a restructuring proposal in the near future. The outstanding principal balance of the Old UGC Senior Notes is $1.262 billion. We, IDT United and third parties hold $638.0 million, $599.2 million and $24.6 million, respectively, of the Old UGC Senior Notes. We expect that the proposal, if implemented, would result in the acquisition by Old UGC of the Old UGC Senior Notes held by us and IDT United for Old UGC common stock. Subject to consummation of such acquisition, we expect to acquire the third-party interests in IDT United, in which case Old UGC would continue to be wholly owned by us.

If these transactions close as contemplated, we believe our working capital will be sufficient to fund our corporate operations for the next year.

UGC Europe

As of September 30, 2003, excluding restricted cash of $33.1 million, UPC had $206.5 million in cash on hand. We believe that UGC Europe's existing cash balance, working capital, cash flow from operations and draw downs available under the UPC Distribution Bank Facility will be sufficient to fund operations for the next year. However, should the operating results fall short of management's expectations, revisions to UGC Europe's bank facility or additional debt or equity may be necessary. Such debt or equity may not be able to be obtained in a timely manner or on acceptable terms. Capital expenditures for upgrades and new-build construction can be reduced at our discretion, although such reductions require lead-time in order to complete work-in-progress and can result in higher total costs of construction. We continue to focus on increasing penetration of services in our existing upgraded footprint and efficient deployment of capital on a limited basis, aimed at causing product deployment to result in positive net present values. In addition to the network infrastructure and related equipment and capital resources described above, development of newer businesses such as chello broadband, Priority Telecom, our digital distribution platform and DTH, including expansion into Central and Eastern Europe, requires capital expenditures for construction and development of our pan-European distribution and programming facilities, including our origination facility, network operating center, and related support systems and equipment. Customer premise equipment, or "CPE" costs have decreased in 2003 and are expected to decrease further based on current prices, which are negotiated centrally, and continue to decrease as market rates for such equipment continue to fall. In addition, tighter field controls have been implemented leading to higher rates of CPE retrieval. We are limiting additional network investment primarily to that needed to cover maintenance and costs necessary to support expansion of services. We expect our existing network to largely cope with the anticipated increase in traffic. In addition, we plan to limit new build expenditures primarily to these areas where essential franchise commitments require investment and to limit additional upgrade investment until such a time that existing upgraded areas are fully serviced, although in certain areas of Eastern Europe, we are upgrading our network to launch voice and Internet services.

Taxes

UPC Restructuring

On September 3, 2003, UPC discharged a substantial amount of debt in connection with its restructuring. The Code provides that when a debtor discharges its debt at a discount, the debtor generally realizes "cancellation of debt" income (and earnings and profits in the case of a corporation). The Code also provides that this cancellation of debt income can be excluded from taxable income and, subject to certain limitations, earnings and profits under certain circumstances, including when the cancellation of debt income occurs in a transaction consummated pursuant to the bankruptcy code. When a debtor excludes cancellation of debt income from taxable income under the bankruptcy code exclusion, the debtor must reduce its basis in certain tax attributes, including but not limited to, net operating losses, capital losses and tax basis in assets, by the amount of excluded income. The debtor may also exclude such cancellation of debt income from its earnings and profits, but only to the extent such cancellation of debt income is applied to reduce the debtor's basis in its assets. If the excluded income exceeds the reduction in basis of the debtor's assets, the debtor's current year earnings and profits are increased by the amount of such excess. An increase in current or future earnings and profits could impact UGC Europe's U.S. federal income tax liabilities as UGC Europe could be required to recognize all or a portion of UPC's current or future earnings and profits as a deemed dividend under certain specific provisions of the Code.

We currently expect that UPC will be able to exclude any realized cancellation of debt income associated with the UPC restructuring from its earnings and profits as determined for U.S. tax purposes under the bankruptcy code exclusion to the extent that UPC is able to reduce its adjusted tax basis in its assets. Any material amount of earnings and profits recognized by the exchange of UGC Europe equity for UPC obligations as part of the reorganization plan may cause UGC Europe to have a material income inclusion with respect to UPC's investment in U.S. property, including its investment in its subsidiary, UPC Polska. We expect UPC will be required to reduce the tax basis of its assets by a material amount as a result of the exclusion, which could have the effect of increasing UPC's earnings and profits as determined for U.S. tax purposes in subsequent years, when such assets are disposed of in a taxable disposition. Any increase in earnings and profits could impact UGC Europe's U.S. federal income tax liabilities by increasing required income inclusions under the U.S. Subpart F rules or investment in U.S. property rules.

We also believe that as a result, in part, of certain internal restructuring efforts that UPC and/or UPC Polska intend to undertake following the reorganization, UPC will not have any remaining material tax basis in any investment in U.S. property, as determined for U.S. federal income tax purposes. If UGC Europe is required to recognize income as a result of the exchange, the resulting U.S. tax liability could be substantial.

In connection with UPC's restructuring, UGC Europe exchanged its equity for both U.S. dollar and euro denominated UPC bonds. UGC Europe then exchanged these bonds for UPC equity. UGC Europe realized both exchange gains and losses on the exchange of euro denominated bonds for UPC equity. Such gains and losses are measured based on the purchase price paid and spot rate in effect when the bondholder who exchanged their bonds for UGC Europe equity acquired such bonds.

Under Dutch tax law, the discharge of UPC's indebtedness in connection with its restructuring would generally constitute taxable income to UPC in the period of discharge. UPC has reached an agreement with the Dutch tax authorities whereby UPC is able to utilize net operating loss carry forwards to offset any Dutch income taxes arising from the discharge of debt in 2003. UPC, together with its "fiscal unity" companies, expects that for the year ended December 31, 2003 it will have sufficient current year and carry forward losses to fully offset any income to be recognized on the discharge of the debt.

United Merger Transaction January 2002

As a result of the merger transaction that occurred on January 30, 2002, we experienced an ownership change as defined by Section 382 of the Code. Because of the ownership change, we are limited in our ability to use certain U.S. net operating losses and capital losses realized before the date of the ownership change to offset items of taxable income realized after that date. In addition, we had a significant "net unrealized built-in loss," as defined in Section 382(h) of the Code, inherent in our assets on the date of the ownership change. As a result, to the extent we sell these assets before

January 30, 2007, we may be limited in our ability to use some, or all, of the respective built-in-losses to offset taxable income.

The direct acquisition of Old UGC senior notes by us triggered cancellation of debt income at the Old UGC level for income tax purposes. Although such cancellation of debt income was excluded from taxable income because Old UGC was insolvent at the time such income was recognized, Old UGC was required to reduce certain of its attributes by the amount of cancellation of debt income so excluded. This reduction resulted in the elimination of substantially all of Old UGC's existing net operating loss carry forwards.

Dutch Tax

In 2000, one of our Dutch systems was assessed a transfer tax on immovable property in the amount of E0.8 million for the purchase of a cable network. We have always regarded our cable networks as movable property and not subject to such transfer tax. We appealed this tax assessment, but on June 6, 2003, the Dutch Supreme Court ruled against us. Therefore, our Dutch systems may be assessed for taxes on similar transactions. Currently we cannot predict the extent to which the transfer and/or property taxes could be assessed retroactively or the amount of tax that our Dutch systems may be assessed for, although it may be substantial, being 6% of the value attributable to some of our systems at the date of transfer. Any tax liabilities assessed against our Dutch systems will be consolidated with our results. We believe that most cable television companies and other utilities in The Netherlands could become subject to similar tax liabilities. Various interested parties therefore are currently lobbying the Dutch government to obtain clarification on how the government intends to deal with the consequences of the Dutch Supreme Court's ruling. There can be no assurance that such lobbying will limit any exposure for past or future years.

Statements of Cash Flows

We had cash and cash equivalents of $312.8 million as of September 30, 2003, a decrease of $97.4 million from $410.2 million as of December 31, 2002. We had cash and cash equivalents of $425.1 million as of September 30, 2002, a decrease of $495.0 million from $920.1 million as of December 31, 2001. We had cash and cash equivalents of $410.2 million as of December 31, 2002, a decrease of $509.9 million from $920.1 million as of December 31, 2001. We had cash and cash equivalents of $920.1 million as of December 31, 2001, a decrease of $956.7 million from $1,876.8 million as of December 31, 2000.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
Net cash flows from operating activities	$273,441	$(306,432)	$(293,608)	$(671,143)	$(471,690)
Net cash flows from investing activities	(209,329)	(198,627)	(257,263)	(881,367)	(3,891,399)
Net cash flows from financing activities	(177,035)	(20,062)	5,222	645,434	4,416,908
Effects of exchange rates on cash	15,515	30,098	35,694	(49,612)	(102,906)

Decrease in cash and cash equivalents	(97,408)	(495,023)	(509,955)	(956,688)	(49,087)
Cash and cash equivalents, beginning of period	410,185	920,140	920,140	1,876,828	1,925,915

Cash and cash equivalents, end of period	$312,777	$425,117	$410,185	$920,140	$1,876,828

Nine Months Ended September 30, 2003

Principal sources of cash during the nine months ended September 30, 2003 included $44.1 million of net proceeds from the sale of short-term liquid investments, $43.2 million from the sale of our indirect interest in our Mexican affiliate, a $15.5 million positive exchange rate effect on cash, $14.4 million of restricted cash released, $273.4 million from operating activities and $15.6 million from other investing and financing activities.

Principal uses of cash during the nine months ended September 30, 2003 included $227.7 million of capital expenditures, $67.8 million from the purchase and settlement of interest rate swaps, $187.2 million for the repayment of debt and $20.9 million for investments in affiliates.

Nine Months Ended September 30, 2002

Principal sources of cash during the nine months ended September 30, 2002 included $200.0 million from the issuance of our common stock, $102.7 million of loan proceeds from a note payable to Liberty, $38.4 million of restricted cash released, $30.1 million positive exchange rate effect on cash, $9.2 million of proceeds from short-term and long-term borrowings and $22.1 million from other investing and financing activities.

Principal uses of cash during the nine months ended September 30, 2002 included $231.6 million for the purchase of Liberty's interest in IDT United, $234.1 million of capital expenditures, $82.1 million for the repayment of debt, $3.9 million of net purchases of short-term liquid investments, $21.1 million for the acquisition of the remaining 30.0% minority interest in AST Romania, $18.3 million for deferred financing costs and $306.4 million for operating activities.

Year Ended December 31, 2002

Principal sources of cash during the year ended December 31, 2002 included $200.0 million from the issuance of our common stock, $102.7 million of loan proceeds from a note payable to Liberty, $35.7 million positive exchange rate effect on cash, $42.7 million of proceeds from short-term and long-term borrowings, $40.4 million of restricted cash released, $35.2 million of net sale of short-term liquid investments, $11.3 million of dividends received from affiliates and $16.9 million from other investing and financing activities.

Principal uses of cash during the year ended December 31, 2002 included $231.6 million for the purchase of Liberty's interest in IDT United and shares of redeemable preferred stock and convertible promissory notes issued by IDT United, $335.2 million of capital expenditures, $90.3 million for the repayment of debt, $22.6 million for the acquisition by UPC of certain additional interests in Romania, $18.3 million for financing costs, $293.6 million for operating activities and $3.2 million for other investing activities.

Year Ended December 31, 2001

Principal sources of cash during the year ended December 31, 2001 included proceeds from the UPC Exchangeable Loan of $856.8 million, $812.1 million of borrowings on the UPC Distribution Bank Facility, a $222.4 million payment by Liberty on their note to Old UGC, $215.4 million of net proceeds from the sale of short-term liquid investments, $118.8 million of net proceeds from the merger of UPC's DTH business with Canal+, $20.7 million from the issuance of common stock, $3.3 million from the exercise of stock options and $7.8 million from other investing and financing activities.

Principal uses of cash during the year ended December 31, 2001 included $1,028.3 million for the repayment of debt, $996.4 million of capital expenditures, $268.7 million in loans to Liberty, $75.0 million of cash put on deposit, $60.7 million for investments in affiliates, $49.6 million negative exchange rate effect on cash, $40.0 million for new acquisitions, $17.8 million for deferred financing costs, $671.1 million for operating activities and $6.4 million for other investing and financing activities.

Year Ended December 31, 2000

Principal sources of cash during the year ended December 31, 2000 included $4,328.3 million of borrowings on various subsidiary facilities, $1,612.2 million in proceeds from the issuance of senior notes and senior discount notes by UPC and $990.0 million in proceeds from UPC's issuance of convertible preference shares. The borrowings under subsidiary facilities includes $2,419.8 million from UPC's bank facilities, $1,151.2 million from UPC's bridge loans, $259.2 million from a UPC senior credit facility, $209.4 million under a UPC corporate facility and $136.3 million under the new France facility. Additional sources of cash included $194.9 million of net proceeds from short-term liquid investments, $102.4 million from Austar United's second public offering of common equity securities, $13.3 million from the exercise of stock options and $57.2 million from payments on notes receivable, affiliate dividends and other investing sources.

Principal uses of cash during the year ended December 31, 2000 included $2,468.9 million for repayments of debt, $1,846.6 million of capital expenditures for system upgrade and new-build activities, $1,006.0 million for the acquisition of the K&T Group in The Netherlands, $207.4 million for the acquisition of EWT/TSS in Germany, $490.3 million for other acquisitions and $348.1 million for investments in affiliates, including $160.6 million for additional investments in SBS and $122.1 million for shares in PrimaCom. Additional uses of cash include $256.2 million in loans to affiliates, $149.3 million for deferred financing costs, $102.9 million negative exchange rate effect on cash and $471.7 million for operating activities.

FORWARD LOOKING STATEMENTS

Some information in this prospectus contains, in addition to historical information, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, as well as on assumptions made by and information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from what we say or imply with such forward-looking statements. All statements other than statements of historical fact included herein may constitute forward-looking statements. In addition, when we use the words "may", "will", "expects", "intends", "estimates", "anticipates", "believes", "plans", "seeks" or "continues" or the negative thereof or similar expressions herein, we intend to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, including, but not limited to, national and international economic and market conditions, competitive activities or other business conditions, and customer reception of our existing and future services. These forward-looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, the closing of the share exchange transaction between Liberty and our founding stockholders, potential benefits from and results of the consummation of the UGC Europe exchange offer and merger, our intent to effect the merger, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should be aware that the video, telephone and Internet access services industries are changing rapidly, and, therefore, the forward-looking statements and statements of expectations, plans and intent herein are subject to a greater degree of risk than similar statements regarding certain other industries.

Although we believe that our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure you that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed in or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, among other things, whether we and/or some of our subsidiaries will continue as going concerns, changes in television viewing preferences and habits by our subscribers and potential subscribers and their acceptance of new technology, programming alternatives, new video services that we may offer. They also include our subscribers' acceptance of our newer digital video, telephone and Internet access services, our ability to manage and grow our newer digital video, telephone and Internet access services, our ability to secure adequate capital to fund other system growth and development and planned acquisitions, our ability to successfully close proposed transactions and restructurings, risks inherent in investment and operations in foreign countries, changes in government regulation and changes in the nature of key strategic relationships with joint venture partners. With respect to the closing of the founder share exchange agreement with Liberty, the potential benefits and results of the consummation of the UGC Europe exchange offer and our intent to effect the merger, factors include actions of governmental and regulatory authorities, third parties, litigation, general economic and other conditions and adverse changes in our financial condition, results of operations or businesses. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our discussion of these factors. Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained herein may not be exhaustive.

Notwithstanding any statement in this prospectus, we acknowledge that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act and added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with the UGC Europe exchange offer.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment Portfolio

We invest our cash in liquid instruments, which meet high credit quality standards with original maturities at the date of purchase of less than three months. These investments are subject to interest rate risk and foreign exchange fluctuations (with respect to amounts invested in currencies outside the United States). Additionally, we hold certain investments in marketable debt and equity securities that are subject to stock price fluctuations.

Credit Risk

We monitor the financial risk of our trade counter parties. Subject to a materiality test, new vendors go through a credit check before a contract is awarded. Periodic financial analysis is made of a group of vendors that provide material proprietary services or products. As of September 30, 2003, we believe our portfolio of these vendors as a whole meets our internal criteria for acceptability.

Equity Prices

We are exposed to equity price fluctuations related to our investment in equity securities. Changes in the price of the stock are reflected as unrealized gains (losses) in our statement of stockholders' equity (deficit) until such time as the stock is sold, at which time the realized gain (loss) is reflected in the statement of operations. Investments in publicly traded securities at September 30, 2003 included the following:

	Number of Shares	Fair Value September 30, 2003
		(In thousands)
PrimaCom	4,948,039	$5,778
SBS	6,000,000	$149,400
Sorrento	1,561,081	$5,889

Impact of Foreign Currency Rate Changes

We are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries when their respective financial statements are translated into U.S. dollars during consolidation. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. Certain items such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are denominated in a currency other than the respective company's functional currency, which results in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. The functional currency of UGC Europe and VTR is the euro and Chilean peso, respectively. The relationship between these foreign currencies and the U.S. dollar, which is our reporting currency, is shown below, per one U.S. dollar:

	Spot Rate
	Euro		Chilean Peso
December 31, 2002	0.9545		718.61
December 31, 2001	1.1189		661.15
December 31, 2000	1.0770		573.75
September 30, 2003	0.8564		660.97
September 30, 2002	1.0155		748.73
Strengthening (devaluation) September 30, 2002 to September 30, 2003	15.7%		11.7%
Strengthening (devaluation) December 31, 2001 to December 31, 2002	14.7%		(8.7%	)
Strengthening (devaluation) December 31, 2000 to December 31, 2001	(3.9%	)	(15.2%	)
	Average Rate
	Euro		Chilean Peso
December 31, 2002	1.0492		689.54
December 31, 2001	1.1200		635.06
December 31, 2000	1.0858		539.66
Nine months ended September 30, 2003	0.8969		712.15
Nine months ended September 30, 2002	1.0716		679.48
Strengthening (devaluation) nine months ended September 30, 2002 to September 30, 2003	16.3%		(4.8%	)
Strengthening (devaluation) December 31, 2001 to December 31, 2002	6.3%		(8.6%	)
Strengthening (devaluation) December 31, 2000 to December 31, 2001	(3.1%	)	(17.7%	)

The table below presents the impact of foreign currency fluctuations on our revenue and Adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)
UGC Europe:
Revenue	$1,208,197	$969,470	$1,319,741	$1,233,188	$918,634

Adjusted EBITDA	$406,046	$187,017	$270,666	$(144,452)	$(334,498)

Revenue based on prior year exchange rates(1)	$1,013,181		$1,246,479	$1,269,814

Adjusted EBITDA based on prior year exchange rates(1)	$339,862		$253,561	$(149,002)

Revenue impact(2)	$195,016		$73,262	$(36,626)

Adjusted EBITDA impact(2)	$66,184		$17,105	$4,550

VTR:
Revenue	$161,667	$136,815	$186,426	$166,590	$148,167

Adjusted EBITDA	$47,884	$29,828	$41,959	$26,860	$12,582

Revenue based on prior year exchange rates(1)	$169,436		$202,418	$196,111

Adjusted EBITDA based on prior year exchange rates(1)	$50,018		$45,706	$32,095

Revenue impact(2)	$(7,769)		$(15,992)	$(29,521)

Adjusted EBITDA impact(2)	$(2,134)		$(3,747)	$(5,235)

(1)
Represents the current period functional currency amounts translated at the average exchange rates for the same period in the prior year.
(2)
Represents the difference between the current period U.S. dollar reported amount translated at the current period average exchange rate, and the current period U.S. dollar reported amount translated at the average exchange rate for the same period in the prior year. Amounts give effect to the impact of the difference in average exchange rates on the current period reported amounts.

The table below presents the foreign currency translation adjustments arising from translating our foreign subsidiaries' assets and liabilities into U.S. dollars for the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000:

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(In thousands)

Foreign currency translation adjustments	$(37,852)	$(436,368)	$(864,104)	$11,157	$(47,625)

Certain of our operating companies have notes payable which are denominated in a currency other than their own functional currency as follows:

		December 31, 2002	December 31, 2001
	September 30, 2003			Related Party(3)
		Third Party	Third Party
	(In thousands)
U.S. dollar denominated facilities:
UPC 10.875% dollar senior notes due 2009(1)	$–	$520,484	$558,842	$241,190
UPC 12.5% dollar senior discount notes due 2009(1)	–	408,565	365,310	171,911
UPC 10.875% dollar senior notes due 2007(1)	–	113,766	143,864	56,144
UPC 11.25% dollar senior notes due 2009(1)	–	113,602	125,967	124,586
UPC 13.375% dollar senior discount notes due 2009(1)	–	254,634	227,424	103,798
UPC 11.25% dollar senior notes due 2010(1)	–	356,573	387,697	208,709
UPC 11.5% dollar senior notes due 2010(1)	–	145,078	215,067	83,153
UPC 13.75% dollar senior discount notes due 2010(1)	–	487,333	442,129	221,821
UPC Distribution Bank Facility U.S. dollar tranche(1)	347,500	347,500	–	–
UPC Polska and PCI notes(1)	400,211	391,619	343,323	–
UPC Exchangeable Loan(1)	–	–	–	887,315
VTR bank facility(2)	123,000	144,000	176,000	–

	$870,711	$3,283,154	$2,985,623	$2,098,627

  (1)  Functional currency of UGC Europe is euros.
  (2)  Functional currency of VTR is Chilean pesos.
  (3)  Held by Liberty.

Derivative Instruments

We use derivative financial instruments from time to time to manage exposure to movements in foreign exchange rates and interest rates. We account for derivative financial instruments in accordance with SFAS No. 133, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. These rules require that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated and that qualify as cash flow hedges, changes in fair value of the effective portion of the derivative financial instruments are recorded as a component of other comprehensive income or loss in stockholders' equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. For derivative financial instruments that are not designated or that do not qualify as accounting hedges, changes in fair value are recognized in earnings.

UGC Europe had a cross currency swap related to the UPC Distribution Bank Facility where a $347.5 million notional amount was swapped at an average rate of 0.852 euros per U.S. dollar until November 29, 2002. As of November 29, 2002, the swap was settled for E64.6 million, of which E12.0 million was paid as of December 31, 2002. The remaining amount of E52.6 million was paid on May 13, 2003. UGC Europe also had an interest rate swap related to the UPC Distribution Bank Facility where a notional amount of E1.725 billion was fixed at 4.55% for the Euro Interbank Offer Rate, or "EURIBOR", portion of the interest calculation through April 15, 2003. This swap qualified as an accounting cash flow hedge, and accordingly the changes in fair value of this instrument were recorded through other comprehensive income (loss) in the consolidated statement of stockholders' equity (deficit). This swap expired April 15, 2003. During the first quarter of 2003, UGC Europe bought protection on the interest rate exposure on the euro denominated UPC Distribution Bank Facility for 2003 and 2004. As a result, the net rate (without the applicable margin) is capped at 3.0% on a notional amount of E2.7 billion. The changes in fair value of these interest caps are recorded through other income in the consolidated statement of operations. In June 2003, UGC Europe entered into a cross currency and interest rate swap pursuant to which a $347.5 million obligation under the UPC Distribution Bank Facility was swapped at an average rate of 1.113 euros per U.S. dollar until July 2005. The changes in fair value of these interest caps are recorded through other income in the consolidated statement of operations.

Inflation and Foreign Investment Risk

Certain of our operating companies operate in countries where the rate of inflation is extremely high relative to that in the United States. While our affiliated companies attempt to increase their subscription rates to offset increases in operating costs, there is no assurance that they will be able to do so. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on reported earnings. We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs, the effects of which to date have not been material.

Our foreign operating companies are all directly affected by their respective countries' government, economic, fiscal and monetary policies and other political factors. We believe that our operating companies' financial conditions and results of operations have not been materially adversely affected by these factors.

Interest Rate Sensitivity

The table below provides information about our primary debt obligations. The variable rate financial instruments are sensitive to changes in interest rates. The information is presented in U.S. dollar equivalents, which is our reporting currency and is based on the classification of indebtedness in our unaudited condensed consolidated financial statements for the nine months ended September 30, 2003. Contractual maturities may differ from the information shown in the table below. Fair value of these instruments is based on recent bid prices, when available.

	September 30, 2003		Expected payment as of September 30,
	Book Value	Fair Value	2004	2005	2006	2007	2008	Thereafter	Total
	(In thousands, except interest rates)
Fixed rate Old UGC Senior Notes	$24,627	$19,702	$24,627	$–	$–	$–	$–	$–	$24,627
Average interest rate	10.75%	41.99%
Fixed rate UPC Polska Notes	$385,702	$151,177	385,702	–	–	–	–	–	385,702
Average interest rate	7.0%-14.5%	42.26%-87.54%
Variable rate UPC Distribution Bank Facility	$3,468,997	$3,468,997	172,572	481,371	753,818	753,818	977,348	330,070	3,468,997
Average interest rate	6.93%	6.93%
Fixed rate PCI notes	$14,509	$14,509	14,509	–	–	–	–	–	14,509
Average interest rate	9.88%	9.88%
Notes payable to Liberty	$102,728	$102,728	102,728	–	–	–	–	–	102,728
Average interest rate	8.00%	8.00%
VTR Bank Facility	$123,000	$123,000	13,837	36,900	56,888	15,375	–	–	123,000
Average interest rate	7.44%	7.44%
Capital lease obligations	$58,061	$58,061	3,194	3,295	3,536	3,843	4,184	40,009	58,061
Average interest rate	various	various
Other debt	$25,836	$25,836	11,052	4,779	2,422	1,246	1,213	5,124	25,836
Average interest rate	various	various

Total debt	$4,203,460	$3,964,010	$728,221	$526,345	$816,664	$774,282	$982,745	$375,203	$4,203,460

Operating leases			59,401	41,128	31,096	24,491	19,353	42,892	218,361
Other commitments			105,924	61,281	52,203	36,188	11,945	56,141	323,682

Total commitments			165,325	102,409	83,299	60,679	31,298	99,033	542,043

Total debt and commitments			$893,546	$628,754	$899,963	$834,961	$1,014,043	$474,236	$4,745,503

Selected Quarterly Financial Data

The following table presents selected unaudited operating results for each of the last eight quarters through December 31, 2002. We believe that all necessary adjustments have been included in the amounts stated to present fairly the quarterly results when read in conjunction with our consolidated financial statements and related notes included elsewhere herein. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods. The amount of net income (loss) as shown below for the first quarter of 2002 has been restated to give effect to the impairment of goodwill totaling $1.34 billion as of January 1, 2002, in accordance with the transition guidance in SFAS 142. The amount of net income (loss) as shown below for the third quarter of 2002 has been restated to give effect to the recognition of a gain from the reversal of the net negative investment in UPC Germany of E150.3 ($147.9) million.

	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(In thousands, except share and per share data)

Revenue	$349,040	$379,732	$384,736	$401,513

Operating income (loss)	$(122,647)	$(130,166)	$(123,195)	$(523,274)

Net income (loss)	$(232,147)	$569,570	$(275,214)	$(418,663)

Net loss per common share:
Basic net income (loss)	$(0.74)	$1.37	$(0.67)	$(1.01)

Diluted net income (loss)	$(0.72)	$1.37	$(0.67)	$(1.01)

Weighted average number of common shares outstanding:
Basic	317,075,487	415,010,285	413,450,776	413,486,364

Diluted	324,419,204	415,058,142	413,450,776	413,486,364

	Three Months Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(In thousands, except share and per share data)

Revenue	$394,745	$399,250	$391,865	$376,034

Operating income (loss)	$(345,426)	$(601,868)	$(355,408)	$(1,569,604)

Net loss	$(663,259)	$(811,453)	$(901,020)	$(2,118,977)

Basic and diluted net loss per common share	$(6.94)	$(8.38)	$(9.19)	$(20.65)

Basic and diluted weighted average number of common shares outstanding	97,439,092	98,328,251	99,485,929	103,250,060

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As previously reported on Form 8-K dated July 11, 2002, our board of directors dismissed Arthur Andersen as our independent auditor, and engaged KPMG LLP as our independent auditor for the fiscal year ending December 31, 2002.

BUSINESS

We were formed in February 2001 as part of a series of planned transactions with Old UGC and Liberty, which restructured and recapitalized our business. Today, we, together with our operating subsidiaries, are one of the largest broadband communications providers outside the United States in terms of homes passed and number of subscribers. We provide broadband distribution services in 15 countries worldwide, serving approximately 7.4 million total video subscribers. We also provide telephone and Internet access services in many of these countries, serving approximately 1.6 million total subscribers. Our operations are grouped into two major geographic regions — Europe and Latin America. Our European operations are held through UGC Europe, our 66.75% owned, publicly-traded subsidiary. Our primary Latin American operation is our 100% owned Chilean operation, VTR GlobalCom S.A. VTR is Chile's largest multi-channel television and high-speed Internet access provider in terms of homes passed and number of subscribers, and the second largest provider of residential telephone services, in terms of lines in service.

The following presents certain operating data for the systems we own, as of September 30, 2003:

	September 30, 2003
				Video			Telephony		Internet
	Homes in Service Area(1)	Homes Passed(2)	Two-way Homes Passed(3)	Analog Cable Subscribers(4)	Digital Cable Subscribers(5)	DTH Subscribers(6)	Homes Serviceable(7)	Subscribers(8)	Homes Serviceable(9)	Subscribers(10)	Total RGUs(11)
Europe:
The Netherlands	2,651,500	2,596,000	2,338,700	2,315,900	47,600	—	1,601,700	159,600	2,338,700	315,100	2,838,200
Poland	1,872,800	1,872,800	336,800	980,600	—	—	—	—	336,800	23,200	1,003,800
Hungary	1,170,400	975,000	547,600	697,000	—	89,500	87,200	64,600	515,300	36,100	887,200
Austria	1,081,400	923,300	920,100	497,400	23,600	—	899,700	153,300	920,100	196,300	870,600
France	2,656,600	1,373,100	683,100	465,700	6,800	—	683,100	55,800	683,100	23,900	552,200
Norway	529,000	484,500	203,800	340,000	32,800	—	138,200	23,300	203,800	35,000	431,100
Czech Republic	913,000	681,400	243,100	295,600	—	60,700	17,700	3,000	243,100	21,500	380,800
Sweden	770,000	421,600	267,000	277,700	22,000	—	—	—	267,000	70,700	370,400
Romania	659,600	458,400	—	330,400	—	—	—	—	—	—	330,400
Slovak Republic	517,800	383,500	66,500	282,600	—	10,400	—	—	63,300	800	293,800
Belgium	530,000	154,100	154,100	130,700	—	—	—	—	154,100	26,800	157,500

Total	13,352,100	10,323,700	5,760,800	6,613,600	132,800	160,600	3,427,600	459,600	5,725,300	749,400	8,116,000

Latin America:
Chile	2,350,000	1,746,500	1,017,300	480,700	—	5,900	1,010,000	258,300	1,017,300	114,800	859,700
Brazil	650,000	463,000	463,000	9,000	6,900	—	—	—	463,000	700	16,600
Peru	140,000	66,800	30,300	12,300	—	—	—	—	30,300	2,600	14,900
Uruguay	—	—	8,300	—	—	—	—	—	8,300	500	500

Total	3,140,000	2,276,300	1,518,900	502,000	6,900	5,900	1,010,000	258,300	1,518,900	118,600	891,700

Grand Total	16,492,100	12,600,000	7,279,700	7,115,600	139,700	166,500	4,437,600	717,900	7,244,200	868,000	9,007,700

(1)
"Homes in Service Area" are homes in our franchise areas that can potentially be served, based on census data and other market information.

(2)
"Homes Passed" are homes that can be connected to our broadband network without further extending the distribution plant.

(3)
"Two-way Homes Passed" are homes passed by our network where customers can request and receive the installation of a two-way addressable set-top computer, cable modem, transceiver and/or voice port which, in most cases, allows for the provision of video, voice and data (broadband) services.

(4)
"Analog Cable Subscriber" is comprised of MMDS customers, lifeline customers and basic analog customers which are counted on a per connection basis. Commercial contracts with hotels, hospitals, etc. are counted on an equivalent unit basis.

(5)
"Digital Cable Subscriber" is a home or commercial unit connected to our distribution network with one or more digital converter boxes that receives our digital video service. A Digital Cable Subscriber is also counted as an Analog Cable Subscriber.

(6)
"DTH Subscriber" is a home or commercial unit that receives our video programming broadcast directly to the home via geosynchronous satellites.

(7)
"Telephony Homes Serviceable" are homes that can be connected to our broadband network (or twisted pair network in certain areas), where customers can request and receive voice services.

(8)
"Telephony Subscriber" is a home or commercial unit connected to our broadband network (or twisted pair network in certain areas), where a customer has requested and is receiving voice services.

(9)
"Internet Homes Serviceable" are homes that can be connected to our broadband network where customers can request and receive high-speed Internet access services.

(10)
"Internet Subscriber" is a home or commercial unit with one or more cable modems connected to our broadband network, where a customer has requested and is receiving high-speed Internet access services.

(11)
"Revenue Generating Unit", or "RGU", is separately an Analog Cable Subscriber, Digital Cable Subscriber, DTH Subscriber, Telephony Subscriber or Internet Subscriber. A home may contain one or more RGUs. For example, if a residential customer in our Austrian system subscribed to our analog cable service, digital cable service, telephone service and high-speed Internet access service, the customer would constitute four RGUs. "Total RGUs" is the sum of Analog, Digital Cable, DTH, Telephony and Internet Subscribers.

Europe

UGC Europe's operations are currently organized into two principal divisions – UPC Broadband, which delivers video, Internet access and telephone services to residential customers and Chello Media, which encompasses:

  •
  UPC chello division, which provides broadband Internet and interactive digital products and services, transactional television services such as pay per view movies, digital broadcast and post production services and thematic channels for distribution on UGC Europe's network, third party networks and direct-to-home platforms;

  •
  an investment division, which manages UGC Europe's non-consolidated investment assets; and

  •
  Priority Telecom, N.V., which operates its competitive local exchange carrier business and provides telephone and data network solutions to the business market.

UPC Broadband

UPC's broadband division delivers video services, and in many of its Western European systems, telephone and high-speed Internet access services to the residential market. UPC's broadband division also offers residential Internet and telephone services in some of its Eastern European systems. Approximately 74.9% of the network in UPC's Western European systems, excluding Germany, is upgraded, as well as approximately 21.4% of its Eastern European systems. In The Netherlands, Austria, France, Norway and Sweden, UPC provides digital video services.

Beginning in 2000, UPC undertook a significant project of upgrading and integrating its information technology systems, creating a pan-European infrastructure to support the delivery of its services. The primary purpose of the project was the integration of software applications and processes into a complete information technology and business solution. Various modules, such as billing and collection, customer care, activation and provisioning, capacity management and reporting were linked to a pan-European data center based in The Netherlands. By the end of 2002, UPC had migrated more than 3.4 million customers in France and The Netherlands to the new platform.

UPC Broadband – Video

UPC has approximately 6.6 million consolidated subscribers to its basic tier video services, as well as an additional approximately 154,000 consolidated subscribers to its DTH service in Hungary, the Czech Republic and the Slovak Republic. UPC plans to continue increasing its revenue per subscriber through rate increases and by expanding its video program offerings such as adding new channels to its expanded basic tier and increasing the number and time availability of pay-per-view services.

UPC Broadband – Voice

The cable telephone technology that UPC is using allows telephone traffic to be carried over its upgraded network (with the exception of Hungary) without requiring the installation of twisted copper pair. This technology requires the addition of equipment at the master telecom center, the distribution hub and in the customer's home to transform voice communication into signals capable of transmission over the fiber and coaxial cable. UPC is currently working in close cooperation with some suppliers to develop the possible introduction of alternative telephone technologies, including Voice over Internet Protocol. VoIP is well-suited for many of UPC's networks, as the technology used is similar to UPC's existing Internet service. Because of these similarities, UPC believes it can decrease significantly its capital expenditures for the introduction of VoIP as compared to other technologies. Since VoIP is in the relatively early stages of development and VoIP services are not rolled out on any significant scale in the world, there can be no assurances that UPC will be able to successfully launch VoIP services to its customers.

UPC generally prices its telephone service at a discount compared to services offered by incumbent telecommunications operators. UPC is, however, reviewing this strategy in order to improve its gross margin. Because of the relatively high European local tariff rates, UPC believes potential customers will be receptive to its telephone services, especially in a bundled offer with any of its other services. In addition to offering competitive pricing, UPC offers a full complement of services to telephone subscribers including custom local area signaling services. CLASS offers features such as caller ID, call waiting, call forwarding, call blocking, distinctive ringing and three-way calling. UPC also provides voice mail and second lines. The introduction of number portability in some of UPC's markets, including The Netherlands, Norway and France, provides an even greater opportunity, as potential customers will be able to subscribe to UPC's service without having to change their existing telephone numbers.

Each operating company that offers telephone services has entered into an interconnection agreement with the incumbent national telecommunications service provider. In addition, certain of these operating companies have also entered into interconnection agreements with other telecommunications service providers, providing alternative routes and additional flexibility. Even though UPC has secured these interconnection arrangements, UPC may still experience difficulty operating under them.

UPC Broadband – Internet

UPC currently offers Internet services in nine countries. Cable modem technology allows access to the Internet over UPC's existing upgraded network. This data communication is transformed into signals capable of transmission over fiber and coaxial cable by the addition of incremental electronic equipment, including servers, routers and cable modem termination systems at the headend/distribution hub. Cable modems allow Internet access at speeds significantly faster than traditional dial-up access. A number of different technologies designed to provide much faster access than traditional dial-up modems, such as Integrated Services Digital Network and digital subscriber line, compete with UPC's cable modem access technology. Cable modem technology, unlike most other high-speed technologies, is based on the widely used Transmission Control Protocol/Internet Protocol, or "TCP/IP", which is used on local area networks and the Internet. A global standard for TCP/IP has been created and accepted.

The primary components of network assets and systems are the network operations center, the Always On Ready To Access, or "AORTA", backbone infrastructure, and Internet related equipment and assets at master and regional data centers containing servers, routers and associated software. This infrastructure allows Internet traffic to be rerouted if parts of the network are congested or impaired. The core infrastructure connects Amsterdam, Stockholm, Vienna, Paris, Brussels, London, Oslo, Frankfurt and New York. The network operations center is used to monitor the quality of services. This center, located in Amsterdam, operates 24 hours per day, 7 days per week, and manages the infrastructure, regional data centers, regional networks, head-end facilities, servers and other components of the network infrastructure. UPC has deployed bandwidth monitoring tools which are critical for effective network cost control. The bandwidth monitoring tools enable UPC to introduce pricing policies, whereby Internet users pay fees based on their use of the Internet, rather than a fixed fee.

In providing Internet access to its customers, UPC faces competition from incumbent telecommunications companies and other cable-based and non-cable-based Internet service providers. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. UPC expects to face strong competition from digital subscriber line operators for its Internet service in the future.

Western Europe

Austria: UPC Telekabel Group. UPC Telekabel Group consists of five Austrian corporations, each of which owns a cable television operating system. UPC owns 95.0% of, and manages, each UPC Telekabel Group company. Each of the respective cities in which the operating systems are located owns, directly or indirectly, the remaining 5.0% interest in each company. UPC Telekabel Group provides cable television and communications services to the Austrian cities of Vienna, Klagenfurt, Graz, Baden and Wiener Neustadt. UPC Telekabel Group's largest subsidiary, Telekabel Wien, serves Vienna and represents approximately 87.0% of UPC Telekabel Group's total subscribers. Telekabel Wien owns and operates one of the largest clusters of cable systems in Europe in terms of subscriber numbers served from a single headend. UPC intends to capitalize on UPC Telekabel Group's strong market position and positive perception by its customers by continuing to expand UPC Telekabel Group's service offerings, as its network is approximately 99.7% upgraded to full two-way capability. UPC Telekabel Group initially launched an expanded basic tier, impulse pay-per-view services and Internet access services in 1997, and telephone services in 1998. UPC Telekabel Group launched digital video services in Austria in the second half of 2001.

Belgium: UPC Belgium. UPC Belgium, UPC's wholly-owned subsidiary, provides cable television and communications services in selected areas of Brussels and Leuven. UPC Belgium plans to continue increasing revenues through the sale of services that currently are not subject to price regulation. UPC Belgium offers expanded basic tier cable television service, and also distributes three premium channels, two in Brussels and one in Leuven, which are provided by Canal+. UPC Belgium's network is fully upgraded to two-way capability. UPC Belgium began offering Internet access services in September 1997.

France: UPC France. UPC France is one of the largest cable television providers in France in terms of homes passed and number of subscribers. UPC France's network is approximately 49.0% upgraded to two-way capability, and UPC is continuing to upgrade some of the remaining network to be able to offer cable telephone and Internet services. UPC France's major operations are located in suburban Paris, the Marne laVallee area east of Paris, Lyon and in other towns and cities throughout France. UPC currently owns through UPC France approximately 92.0% of Médiaréseaux S.A., which in turn holds all of UPC's interests in the distribution activities in France.

The Netherlands: UPC Nederland. UPC's Dutch systems are its largest group of cable television and communications systems. Approximately 90% of its Dutch network is fully upgraded. As UPC Nederland's subscribers are located in large clusters, including the major cities of Amsterdam, Rotterdam, and Eindhoven, UPC Nederland has constructed a national fiber backbone to interconnect these regional networks. As a result of the high penetration in UPC's Dutch systems and the rate regulation of the basic video tier in many of UPC Nederland's franchise areas, UPC Nederland has focused its efforts on increasing revenue per subscriber in these systems through the sale of expanded video services, telephone and Internet services. In 2002 UPC Nederland achieved cost savings through continued rationalization of operating activities. Over the period 2001 and 2002, UPC Nederland implemented a new subscriber management system involving the consolidation of a number of customer databases. As part of this implementation, there has been a systematic reduction in the period over which an overdue account is disconnected for non-payment of service fees. This has resulted in reductions to the subscribers in the subscriber database in the fourth quarter of 2002 and is expected to be completed by the end of the second quarter of 2003.

Norway: UPC Norge. UPC Norge is Norway's largest cable television operator in terms of number of subscribers. UPC Norge's main network is located in Oslo and its other systems are located primarily in the southeast and along the southwestern coast. UPC Norge's network is approximately 41% upgraded to two-way capability. UPC's goals for UPC Norge's cable television business are to continue to increase its penetration rate and improve its revenue per subscriber by providing additional programming and services.

Sweden: UPC Sweden. UPC Sweden operates cable television and communications systems servicing the greater Stockholm area. UPC Sweden's network is approximately 63% upgraded to two-way capability. UPC Sweden leases the fiber optic cables it uses to link to its main headend under agreements with Stokab, a city-controlled entity with exclusive rights to lay ducts for cables for communications or broadcast services in the City of Stockholm. The main part of the leased ducting and fiber optic cables is covered by an agreement, which expires in January 2019. Additional fiber optic cables are leased under several short-term agreements, which have three to ten year terms.

Central and Eastern Europe

Czech Republic: UPC Ceska' republika as. UPC's Czech Republic subsidiary provides cable television services in more than 80 cities and towns, including Prague and Brno, the two largest cities in the country. UPC's network in the Czech Republic is approximately 35% upgraded to two-way capability, and UPC offers a number of tiers of programming services.

Hungary: UPC Magyarorszag. UPC's network in Hungary is approximately 54% two-way upgraded. UPC Magyarorszag currently offers a number of tiers of programming services. Monor Telefon Tarsasag Rt.,

one of UPC's Hungarian operating companies, has offered traditional switched telephone services over a twisted copper pair network in the Southeastern part of Pest County since December 1994. Monor's exclusive local-loop telephone concession for the Monor region of Hungary expired at the end of 2002. During 2002 UPC began to offer digital subscriber line services over the Monor telephone network.

Poland: UPC Polska. UPC Polska owns and operates the largest cable television system in Poland in terms of number of subscribers. UPC Polska's subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland. In addition, until December 7, 2001, UPC Polska had a DTH broadcasting service for Poland, targeted at homes outside of its cable network coverage area. In December 2001, UPC Polska sold its Polish and United Kingdom DTH assets to TKP in exchange for a 25.0% ownership interest in TKP. UPC Polska currently offers cable subscribers three packages of cable television service. Some areas are offered a package of up to 60 channels. For an additional monthly charge, certain of UPC's cable networks have offered premium television services, mainly the HBO Poland service. In February 2002, UPC Polska began distribution of Canal+ Multiplex, a Polish-language premium package of three movie, sport and general entertainment channels, through its network on terms set forth in an agreement with Canal+. UPC Polska and TKP are currently negotiating a definitive long-term channel carriage agreement for UPC Polska's carriage of Canal+Multiplex. UPC Polska's network is approximately 14% upgraded to two-way capability.

UPC Polska has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with TPSA (the Polish national telephone company), which permit UPC Polska to use TPSA's infrastructure for an indefinite period or, in some instances, for fixed periods up to 20 years. If UPC Polska uses the cables for a purpose other than cable television, such as data transmission, telephone, or Internet access, such use could be considered a violation of the terms of certain conduit agreements, unless this use is expressly authorized by TPSA. There is no guarantee that TPSA would give its approval to permit other uses of the conduits.

chello Media

chello broadband. Through agreements with UPC Broadband and other non-UPC companies, chello broadband provides product development, aspects of customer support, local language broadband portals and marketing support for a fee, based upon a percentage of subscription and installation revenue as determined in the agreements. The agreements further provide that in the future the local operator will receive a percentage of chello broadband's ecommerce and advertising revenue. In the provision of Internet access services and online content, chello broadband products face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable-based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed Internet access services.

Interactive Services. UPC expects the development of interactive television services to play an important role in the take up of its digital television product. UPC's Interactive Services Group within chello Media is responsible for core digital products, such as electronic program guide, walled garden, television-based email, and PC / TV portals as well as other television and PC-based applications supporting various areas, including communications services and enhanced television services. UPC expects to offer increasing support and services built upon the core platform to enable areas such as on-screen betting, synchronous broadcast of interactive applications and games services. UPC has successfully completed the initial launch of its base set of services in both The Netherlands and Austria. Because these are new products that have not yet received significant customer acceptance, UPC is unable to predict when or if it will be able to market these products successfully.

Transactional Television. Transactional television, branded as "Arrivo", consisting of Near Video On Demand and Video On Demand, is another important component of UPC's digital services. UPC's current digital product includes 42 channels of NVOD programming in The Netherlands and 56 channels of NVOD programming in Austria. A NVOD service is scheduled to be launched in Norway and Sweden later in 2003. Arrivo provides digital customers with a wide range of Hollywood blockbusters and other movies. Arrivo is also in the process of developing VOD services for UPC's affiliates and other cable operators. The VOD service will provide VOD subscribers with enhanced playback functionality and will give subscribers access to a broad array of on-demand programming, including movies, live events, local drama, music videos, kids programming, and adult programming. However, since the VOD product is still under development, UPC can give no assurance as to when or if it will become successful.

Pay Television. UPCtv produces and markets its own pay television products, currently consisting of three thematic channels launched in 1999 and 2000. The channels target the following genres: extreme sports and lifestyles; women's information and entertainment; and real life documentaries. All three channels originate from UPC's Digital Media Center located in Amsterdam. The DMC is a technologically advanced production facility that services UPCtv and other clients with channel origination, post-production and satellite and fiber transmission. The DMC delivers high-quality, customized programming by integrating different video elements, languages (either in dubbed or sub-titled form) and special effects, then transmits the final product to various customers in numerous countries through UPC's cable systems and DTH platforms, as well as through cable systems and DTH platforms not affiliated with UPC. A programming subscriber is the product of a home our programming business provides video programming to and the number of channels that same programming business produces.

UPC is also involved in branded equity ventures for the development of country specific programming, including Iberian Programming Services, Xtra Music, Cinenova, MTV Networks Polska and ATV. UPC is currently reviewing, and may decide to divest, certain of its investments in such equity ventures.

Priority Telecom. Priority Telecom, based in Amsterdam, is a facilities-based business telecommunications provider that focuses primarily on its core metropolitan markets in the Netherlands, Austria and Norway. Priority Telecom provides voice services, high-speed Internet access, private data networks and customized network services to over 7,700 business customers. Targeted mainly towards medium and large business customers and metropolitan/national telecommunications providers, Priority Telecom capitalizes on its dense metropolitan fiber network and experienced direct local sales force. Priority Telecom is a publicly traded company on Euronext Amsterdam under the symbol "PRIOR".

During 2002, Priority Telecom focused on enhancements in the overall cost structure and improvement of productivity and quality of service. At the end of the first quarter of 2002, Priority Telecom announced a rationalization of its workforce. This rationalization program resulted in substantial reductions in personnel related expenses, while designating and concentrating resources upon the functions of selling, delivering, customer service and billing as core competencies within the organization. The number of employees decreased significantly in all three core markets, while improving operational excellence via resource additions within the direct sales, network engineering/operations and billing organizations. Besides limiting personnel related expenses, Priority Telecom constrained capital spending to investments directly tied to customer related growth and operational support systems that further increase the efficiency and quality of service provided to existing and new customers. Specific economic mandates were established to ensure the attainment of minimum profitability criteria related to each component of the company's product portfolio. These controls included targeting subscriber opportunities that yield positive cash contributions for all new sales closures within the first twelve months. Furthermore, selected price increases were issued and sales initiatives were directed toward product bundling and cluster sales in order to efficiently leverage the fiber infrastructure. Management established stringent controls regarding procurement, pricing, capital investments and recruitment, to include strict delegation of approval authority and accountabilities.

To enhance billing quality, a single, convergent billing platform (ADC's SingleView) was implemented during the second half of 2002. This significantly increased Priority Telecom's financial reporting capabilities as well as fundamentally improving the billing integrity seen by our customers. Furthermore, via the implementation of extensive network management and monitoring systems and the establishment of a customer quality of service monitoring center, the efficiency of the network was improved and the operational integrity was enhanced. The streamlined organization and improved efficiencies are designed to enable Priority Telecom to increase its competitiveness within the business-to-business telecommunications sector.

During 2002, Priority Telecom extended its product portfolio, offering a full range of telecommunications solutions. Priority Telecom commercially launched several enhanced products across its voice, data and Internet portfolio with key enhancements aimed at meeting the present and future needs of the business community, including an intelligent routing based call center solution and high capacity lease lines.

UPC and its operating companies have an operating agreement with Priority Telecom, whereby Priority Telecom offers a range of services to UPC's operating companies and UPC's operating companies offer a range of services to Priority Telecom. The services which UPC provides to Priority Telecom include equipment, local loop and other capacity leases, human resources, billing, information technology and co-location services. Priority Telecom faces competition from the incumbent telecommunications operators and from other CLEC operators in the countries in which it does business. Some of these operators have substantially more experience in providing telephone services and have substantively greater resources to devote to the provision of telephone services.

Latin America

VTR

Video.    Our largest operation in Latin America is our 100%-owned Chilean operation, VTR. We hold our interest in VTR indirectly through United Latin America, Inc. Through VTR we are the largest provider of video services in Chile in terms of number of subscribers. VTR also uses multi-channel multi-point distribution systems, or "MMDS", and satellite delivered DTH technologies to supply video services to its subscribers. Wireline cable is VTR's primary business representing approximately 98.5% of VTR's video subscribers. VTR has an approximate 66.0% market share of cable television services throughout Chile and an approximate 50.0% market share within Santiago, Chile's largest city. VTR's channel lineup consists of 50 to 68 channels segregated into two tiers of service – a basic service with 50 to 54 channels and a premium service with 14 channels. VTR offers basic tier programming similar to the basic tier program lineup in the United States plus more premium-like channels such as HBO, Cinemax and Cinecanal on the basic tier. As a result, subscription to VTR's existing premium service package is limited because VTR's basic cable package contains similar channels. In order to better differentiate VTR's premium service and increase the number of subscribers to premium service and, therefore, average monthly revenue per subscriber, VTR anticipates gradually moving some channels out of its basic tier and into premium tiers or pay-per-view events, offering additional movies and additional adult programming on premium tiers in the future. For the programming services necessary to compile its channel lineups, VTR relies mainly on international sources, including suppliers from the United States, Europe, Argentina and Mexico. Domestic cable television programming in Chile is only just beginning to develop around local events such as soccer matches.

Voice.    VTR began marketing cable telephone service to residential customers in several communities within Santiago in 1997, and today continues its wide-scale rollout of residential cable telephone service in 21 communities within Santiago and eight cities outside Santiago. Approximately 57% of the homes passed by VTR's cable television systems are capable of using VTR's telephone services. VTR is technologically capable of providing telephone service to approximately 1.0 million homes. VTR offers basic dial tone service as well as several value-added services, including voice mail, caller ID, speed dial, wake-up service, call waiting, call forwarding, local bill detail, integrated billing (triple play), access control service, unlisted number and directory assistance. VTR primarily provides service to residential customers who require one or two telephone lines. VTR also provides service to small businesses and home offices. In general, VTR has been able to achieve approximately 20.0% to 25.0% penetration of its new telephone markets within the first year of marketing. VTR has the necessary interconnect agreements with local carriers, cellular operators and long distance carriers to allow VTR to provide its telephone services. Interconnect agreements are mandatory for all local carriers.

Internet.    In 1999, VTR began offering high-speed Internet access over its Santiago network to limited areas using one-way cable modem technology with telephone return. While waiting for completion of its two-way network upgrade, low computer penetrations, low Internet usage, high international bandwidth and construction costs did not justify a full scale rollout until 2001. Now with a two-way network passing approximately 58% of homes passed, VTR offers several alternatives of always-on, unlimited-use services to residences and small/home offices, for example, a high speed service (up to 300 kbps) and a moderate speed service (up to 64 kbps). To a moderate to heavy Internet user, VTR's Internet service is generally less expensive than a dial-up service with its metered usage. Given VTR's first mover advantage in residential high-speed Internet and recent deployments in the large regional cities of Iquique, Antofagasta, Concepcion, Quilpue, Villa Alemana, Viña del Mar, Valparaiso and Rancaqua, customers increased significantly in 2002. The profitability of VTR's Internet business continues to improve as subscribers increase and bandwidth costs decrease.

Competition

In areas where our cable television franchises are exclusive, our operating companies generally face competition only from DTH satellite service providers and terrestrial television broadcasters. In those areas where our cable television franchises are nonexclusive, our operating companies face competition from other cable television service providers, DTH satellite service providers and terrestrial television broadcasters. In the provision of telephone services, our operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In many countries, our operating companies also face competition from other cable telephone providers and wireless telephone providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. We have recently encountered competition from other technologies such as digital subscriber line, which provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer digital subscriber line services. We expect digital subscriber line to be a strong competitor to our Internet service in the future.

Employees

As of December 31, 2002, we, together with our consolidated subsidiaries, had approximately 10,500 employees. Certain of our operating subsidiaries, including our Austrian, Dutch and Norwegian systems are parties to collective bargaining agreements with some of their respective employees. We believe that our relations with our employees are good.

Regulation

The distribution of video, telephone and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country. Adverse regulatory developments could subject us to a number of risks. These regulations could limit our growth plans, limit our revenues, and limit the number and types of services we offer in different markets. In addition, regulation may impose certain obligations on our systems that subject them to competitive pressure, including pricing restrictions, interconnect obligations, open-network provision obligations and restrictions on content we deliver, including content provided by third parties. Failure to comply with current or future regulation could expose us to various penalties.

European Union

In general, the regulatory environment in the European Union countries in which we operate is, to an increasing degree, shaped by the EU framework. Since January 1, 1998, EU directives have set out a framework for telecommunications regulation, which all EU member states must follow. These directives are the subject of regular implementation reports from the European Commission, the EU's executive body, which assesses the compliance of EU member states with the various requirements of the directives. In addition, the European Commission has taken action to enforce compliance on EU member states. The EU is taking steps to substantially increase the level of harmonization across the whole range of communications and broadcasting services.

Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom are all member states of the EU. As such, these countries are required to enact national legislation which implements EU directives. Although not an EU member state, Norway is a member of the European Economic Area and has generally implemented or is implementing the same principles on the same timetable as EU member states. The Czech Republic, Hungary, Malta, Poland, Romania and the Slovak Republic, which are in the process of negotiating their membership in the EU, have started adjusting their regulatory system to EU requirements. All of these countries, with the exception of Romania, are expected to accede to the EU during 2004, and Romania is expected to join later. As a result, most of the markets in which UPC operates have been significantly affected by regulation initiated at the EU level.

This year, the EU regulatory framework applying to UPC's business will be substantially changed. A package of five new directives have to be implemented into the law of the 15 member states. Four of these were published in the European Commission's Official Journal on April 24, 2002. The provisions of the fifth directive (the Electronic Communications Data Protection Directive) need be transposed into the national laws of, and become effective in, member states by October 30, 2003.

The new regulatory framework seeks, among other things, to harmonize national regulations and licensing systems and further increase market competition. These policies will seek to harmonize licensing procedures, reduce administrative fees, ease access and interconnection, and reduce the regulatory burden for telecommunications companies. The framework relies on general competition laws rather than regulation to prevent dominant carriers from abusing their market power.

Certain key elements of the old and new EU regimes are set forth below. This is not intended to be a comprehensive description of all aspects of regulation in this area.

Conditional Access for Video Services.    EU member states may regulate the offering of conditional access systems, such as those used for the expanded basic tier services offered by many of UPC's operating companies. Under EU law, providers of such conditional access systems may be required to make them available on a fair, reasonable and non-discriminatory basis to other video service providers, such as broadcasters. This requirement will be carried into the new regime.

Telephone Interconnection.    An EU directive sets forth the general framework for interconnection, including general obligations for telecommunications operators to allow interconnection with their networks. Public telecommunications network operators are required to negotiate interconnection agreements on a non-discriminatory basis. Public telecommunications network operators with significant market power, which, although it may vary, is generally presumed when an operator has 25.0% or more of the relevant market, are subject to additional obligations. They must offer interconnection without discriminating between operators that offer similar services, and their interconnection charges must follow the principles of transparency and be based on the actual cost of providing the interconnection and carriage of telephone traffic. The directive also contains provisions on collocation of facilities, number portability with certain exceptions, supplementary charges to contribute to the costs of universal service obligations and other interconnection standards.

Under the new regime, the specific obligations that presently exist will no longer be automatic but, instead, can be imposed by national regulatory authorities at their discretion on operators with significant market power. The threshold for significant market power will change to equate with the competition law concept of dominance. This is not a market share test per se, but it is not likely that the test would be met with a market share of less than 40%. In practice, UPC does not expect the new interconnection regime to differ materially from that in force today.

Telephone Licensing.    EU member states are required to adopt national legislation so that providers of telecommunications services generally require either no authorization or a general authorization which is conditional upon "essential requirements", such as the security and integrity of the network's operation. However, operators of public voice telephone services such as UPC generally require an individual license. Licensing conditions and procedures must be objective, transparent and non-discriminatory. In addition, telecommunications operators with significant market power, typically 25.0% of the relevant markets, may be subjected by EU member states to more burdensome conditions than the authorizations held by other providers. License fees can only include administrative costs, except in the case of scarce resources where additional fees are allowed. The new regulatory package will see a move to general authorizations rather than individual licenses in almost all cases.

National Regulations

Distribution/Video Licenses.    Our operating companies are generally required to either obtain licenses, permits or other governmental authorizations from, or notify or register with relevant local or regulatory authorities to own and operate their respective distribution systems. Generally, these licenses are non-exclusive. In many countries, licenses are granted for a specified number of years.

The businesses of UPC's operating companies are dependent on these licenses, permits and authorizations and the loss or non-continuation of them, as a result of noncompliance with their terms or otherwise, could have a material adverse effect on UPC. UPC believes it is in material compliance with the material terms of such licenses, permits and authorizations.

In some countries, UPC pays annual franchise fees based on the amount of UPC's revenues. In other countries, the fee consists of a payment upon initial application and/or nominal annual payments.

Video "Must Carry" Requirements.    In most countries where UPC provides video and radio service, UPC is required to transmit to subscribers certain "must carry" channels, which generally include public national and local channels. In some countries UPC can be required to transmit quite a large number of channels by virtue of these requirements. To date, there has been no meaningful oversight of this issue at EU level. This will change when the new regulatory package comes into effect. Member states will only be permitted to impose must carry obligations where they are necessary to meet clearly defined general interest objectives and where they are proportionate and transparent. Any such obligations shall be subject to periodic review. It remains to be seen what effect this new rule will have in practice but UPC expects it to lead to a reduction of the size of any must-carry package.

Pricing Restrictions.    Local or national regulatory authorities in many countries where UPC provides video services also impose pricing restrictions. Often, the relevant local or national authority must approve basic tier price increases. In certain countries, price increases will only be approved if the increase is justified by an increase in costs associated with providing the service or if the increase is less than or equal to the increase in the consumer price index. Even in countries where rates are not regulated, subscriber fees may be challenged if they are deemed to constitute anti-competitive practices. These price restrictions are generally not applied to expanded basic tier or digital programming.

Internet/Data.    UPC's chello broadband subsidiary and most of UPC's operating companies must comply with both EU regulation and with relevant domestic law in the provision of Internet access services and on-line content. In several countries, including Norway and France, the provision of Internet/access services does not require any sort of license or notification to a regulatory body. Other countries, including Austria, Belgium and The Netherlands, require that providers of these services register with or notify the relevant regulatory authority of the services they provide and, in some cases, the prices charged to subscribers for such services.

UPC's operating companies that provide Internet services must comply with both Internet-specific and general legislation concerning data protection, content provider liability and electronic commerce. As regulation in this area develops, it will likely have a significant impact on the provision of Internet services by UPC's operating companies.

European Competition Law and Other Matters

EU directives and national consumer protection and competition laws in UPC's Western European and certain other markets impose limitations on the pricing and marketing of integrated packages of services, such as video, telephone and Internet access services. These limitations are common in developed market economies and are designed to protect consumers and ensure a fair competitive market. While UPC may offer its services in integrated packages in its Western European markets, UPC is generally not permitted to make subscription to one service, such as cable television, conditional upon subscription to another service, such as telephone, that a subscriber might not otherwise take. In addition, we must not abuse or enhance a dominant market position through unfair anti-competitive behavior. For example, cross-subsidization between our business lines that would have this effect would be prohibited.

As we become larger throughout the EU and in individual countries in terms of service area coverage and number of subscribers, we may face regulatory scrutiny. Regulators may prevent certain acquisitions or permit them only subject to certain conditions. In a number of non-EU jurisdictions where our operating companies have a significant market presence, we are subject to certain limitations. For example, in Hungary a single cable operator may not provide service to homes exceeding, in the aggregate, one-sixth of the Hungarian population.

Chile

Cable and telephone applications for concessions and permits are submitted to the Ministry of Transportation and Telecommunications, which, through the Subsecretary of Telecommunications, is the government body in Chile responsible for regulating and granting concessions and registering all telecommunications. Wireline cable television licenses are non-exclusive and granted for indefinite terms, based on a business plan for a particular geographic area. There is an 18.0% value added tax levied on video services but no royalty or other charges associated with the re-transmission programming from broadcasting television networks. Wireless licenses have renewable terms of 10 years. VTR has cable permits in most major and medium sized markets in Chile. Cross ownership between cable television and telephone is also permitted.

The General Telecommunications Law of Chile allows telecommunications companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve. Chile currently has a competitive, multi-carrier system for international, local and long distance telecommunications services. Regulatory authorities currently determine prices for local services until the market is determined to be competitive. The maximum rate structure is determined every five years. Local service providers with concessions are obligated to provide service to all concessionaires who are willing to pay for an extension to get service. Local providers must also give long distance service providers equal access to their network connections.

Litigation

From time to time, we have become involved in litigation relating to claims arising out of our operations in the normal course of business. The following is a description of certain legal proceedings which we or one of our subsidiaries is a party. In our opinion, the ultimate resolution of these legal proceedings would not likely have a material adverse effect on our business, results of operations, financial condition or liquidity. As these legal proceedings are resolved, to the extent that UGC Europe has any liability and such liability is owed by UGC Europe, UGC Europe will distribute shares of its common stock.

UPC Polska is involved in a dispute with HBO Communications (UK) Ltd., Polska Programming B.V. and HBO Poland Partners (collectively "HBO") concerning its cable carriage agreement ("Cable Agreement") and its D-DTH carriage agreement ("D-DTH Agreement") for the HBO premium movie channel. With respect to the Cable Agreement, on April 25, 2002, UPC Polska commenced an arbitration proceeding before the International Chamber of Commerce, claiming that HBO was in breach of the "most favored nations" clause thereunder ("MFN") by providing programming to other cable operators in the relevant territory on terms that are more favorable than those offered to UPC Polska. Specifically, UPC Polska contends that its "Service Fee" under the Cable Agreement should not include any minimum guarantees because such minimum guarantees are not required of other cable operators in the relevant territory. In its answer in the arbitration, HBO asserted counterclaims against UPC Polska, alleging that UPC Polska was liable for minimum guarantees under the Cable Agreement, and also that UPC Polska was liable for an increase in minimum guarantees under the D-DTH Agreement, based on the fact that UPC Polska merged its D-DTH business with Canal+ in December 2001. UPC Polska responded to the counterclaims by (i) denying that it owes any sums for minimum guarantees under the Cable Agreement, in light of the MFN clause, and (ii) denying that it owes any sums for an increase in minimum guarantees under the D-DTH Agreement, because it has not purchased an equity interest in HBO, a condition on which UPC contends the increase in minimum guarantees is predicated under the D-DTH Agreement. UPC Polska intends to vigorously prosecute its claims and defend against HBO's counterclaims. The case is currently in arbitration. UPC Polska has prepared the terms of reference, which includes mapping out discovery needs, timing/briefing schedule for future motions, and hearing dates. On April 15, 2003, the arbitration panel confirmed a schedule for UPC Polska's request to have the matter decided on summary judgment. The oral argument occurred on May 29, 2003. The summary judgement motion was denied, and the discovery phase has begun. Submissions (such as witness statements, pretrial briefs and joint exhibits) were due in October 2003. On July 8, 2003, the Bankruptcy Court granted relief from the automatic stay imposed under section 362 of the Bankruptcy Code to allow the HBO Arbitration to continue in the ordinary course, up to and including entry of an adverse judgment. UPC Polska need not seek any stay relief to enforce any favorable judgment. However, HBO may not enforce any judgment in its favor against UPC Polska and any such judgment against UPC Polska remains subject to the automatic stay, although HBO could enforce any such judgment against UPC Polska's subsidiaries which are party to the arbitration, but which are not party to or protected by UPC Polska's Chapter 11 proceeding. The evidentiary hearings occurred on November 4 and 5, 2003 and witnesses of both parties were heard. The verdict of the Arbitration Panel is expected to be announced by the end of the first quarter of 2004 at the earliest. At this stage UPC Polska is unable to predict the outcome of the arbitration process.

On October 22, 2002, Philips Digital Networks B.V. ("Philips") commenced legal proceedings against UPC, UPC Nederland B.V. and UPC Distribution (together the "UPC Defendants") alleging failure to perform by the UPC Defendants under a Set Top Computer Supply Agreement between the parties dated November 19, 2001, as amended (the "STC Agreement"). The action was commenced by Philips following a termination of the STC Agreement by the UPC Defendants as a consequence of Philips' failure to deliver STCs conforming to the material technical specifications required by the terms of the STC Agreement. Philips' principal allegation is that the UPC Defendants have failed to take delivery of 47,100 Set Top Computers ("STCs") with a value claimed of E21.2 million. Additionally, Philips is claiming dissolution of the STC Agreement and a release from an obligation to manufacture and deliver a further 29,850 STCs and related damages of E7.0 million. Lastly, Philips is claiming additional costs, including interest on late payments of approximately E1.0 million. The UPC Defendants deny all claims brought by Philips, and vigorously defended themselves against these claims in their defense submitted on January 28, 2003. Philips' statement of reply to the defense, which was submitted on

May 7, 2003, contained an incident action on the basis of Article 843a Dutch Code on Civil Procedure ("DCCP") and a change of the original claim. The 843a DCCP claim relates to certain documents Philips wished the UPC Defendants to produce in order to prove that at the time of entering into the STC Agreement, the UPC Defendants did not intend to perform under the STC Agreement. The change of the claim related to the addition of another ground for the claim; a tort (deception/fraud) allegedly committed by each of the UPC Defendants. Judgment on the incident action was rendered on October 9, 2003 and dismissed the action completely and unreservedly. The UPC Defendants have until December 10, 2003 to submit its Statement of Rejoinder (being its reply to Philips' statement of reply to the defense) but may apply for a six week extension to such submission date.

On December 3, 2002, Europe Movieco Partners Limited ("Movieco") filed a request for arbitration (the "Request") against UGC Europe with the International Court of Arbitration of the International Chamber of Commerce. The Request contains claims, which are based on a cable affiliation agreement entered into between the parties on December 21, 1999 (the "CAA"). The arbitral proceedings were suspended from December 17, 2002 to March 18, 2003. They have subsequently been reactivated and directions have been given by the Arbitral Tribunal. In the proceedings, Movieco claims (i) unpaid licence fees due under the CAA, plus interest, (ii) an order for specific performance of the CAA or, in the alternative, damages for breach of that agreement, to be assessed and (iii) legal and arbitration costs plus interest. Of the unpaid license fees approximately $11.0 million had been accrued prior to UGC Europe commencing insolvency proceedings in the Netherlands on December 3, 2002 (the "Pre-Petition Claim"). Movieco made a claim in the Akkoord for the Pre-Petition Claim and, should Movieco succeed in the arbitration, shares of the appropriate value have been set aside. UGC Europe's position is that the CAA is null and void because it breaches Article 81 of the EC Treaty and Section 6 of the Dutch Competition Act. UGC Europe also relies on the Order of the Southern District of New York dated January 7, 2003 in which the New York Court ordered that the rejection of the CAA was approved effective as of March 1, 2003 and that UGC Europe shall have no further liability under the CAA. UGC Europe has filed a counterclaim seeking the return of the amounts it has overpaid to Movieco under the CAA. Movieco does not accept its treatment as a contingent creditor and as part of its attempts to obtain distribution of the shares it has filed an action in the Dutch Court on October 28, 2003 challenging the Akkoord. UGC Europe's position is that such action is without merit and it will be defending such action accordingly.

On October 8, 2003, an action was filed in the Court of Chancery of the State of Delaware in New Castle County, in which the plaintiff named as defendants UGC Europe, United and certain of our directors. The complaint purports to assert claims on behalf of all public shareholders of UGC Europe. On October 21, 2003, the plaintiff filed an amended complaint in the Delaware Court of Chancery. The complaint alleges that UGC Europe and the defendant directors have breached their fiduciary duties to the public shareholders of UGC Europe in connection with an offer by United to exchange shares of its common stock for outstanding common stock of UGC Europe. Among the remedies demanded, the complaint seeks to enjoin the exchange offer and obtain declaratory relief, unspecified damages and rescission. On November 12, 2003, we and the plaintiff, through respective counsel, entered into a memorandum of understanding approving the terms of the revised offer and the disclosure concerning the revised offer and agreeing to settle the litigation, subject to entering into final settlement documents, consummation of the exchange offer and court approval of the settlement.

In 2000, certain of our subsidiaries, including UPC, pursued a transaction with Excite@Home, which if completed, would have merged UPC's chello broadband subsidiary with Excite@Home's international broadband operations to form a European Internet business. The transaction was not completed, and discussions between the parties ended in late 2000. On November 3, 2003, we received a complaint filed on September 26, 2003 by Frank Morrow, on behalf of the General Unsecured Creditors' Liquidating Trust of At Home in the United States Bankruptcy Court for the Northern District of California, styled as In re At Home Corporation, Frank Morrow v. UnitedGlobalCom, Inc. et al. (Case No. 01-32495-TC). In general, the complaint alleges breach of contract and fiduciary duty. Among the remedies demanded, the complaint seeks unspecified damages. We are currently evaluating the complaint, but deny the material allegations and intend to defend the litigation vigorously.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of November 5, 2003, certain information concerning the beneficial ownership of all classes of common stock by (i) each stockholder who is known by us to own beneficially more than 5.0% of any class of our outstanding common stock at such date, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and named executive officers as a group. At the election of the holder, shares of Class B common stock are convertible immediately into shares of Class A common stock on a one-for-one basis. Also, shares of Class C common stock are convertible into either shares of Class A common stock or shares of Class B common stock, as the case may be, in accordance with the terms of the Class C common stock as more fully described in our Restated Certificate of Incorporation.

Shares issuable within 60 days upon exercise of options, conversion of convertible securities, exchange of exchangeable securities or upon vesting of restricted stock awards are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons beneficially owning such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person. So far as we know, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated below and in the notes to the table. The number of shares indicated as owned by all of the named executive officers of United, and Tina M. Wildes, a director and officer of United, includes interests in shares held by the trustee of our defined contribution 401(k) plan as of June 30, 2003. The shares held by the trustee of the 401(k) Plan for the benefit of these persons are voted as directed by the 401(k) Plan fiduciary.

Those Founders who are listed in footnote 20 of the table are deemed to have beneficial ownership of other Founders' voting securities under an agreement dated as of January 30, 2002, which provides that the parties thereto will vote their shares in favor of the election of four directors nominated by the Principal Founders.

As described elsewhere in this prospectus, our founding stockholders agreed to transfer all of their shares of Class B common stock to Liberty. If this transaction closes (and assuming we successfully complete the UGC Europe exchange offer and merger and Liberty exercised its preemptive right), Liberty will own approximately 55.0% of our common stock which equates to 92.0% of the combined voting power of our common stock. See "Risk Factors—If the transactions contemplated by the share exchange agreement between Liberty and certain of our founding stockholders are consummated, Liberty will control us and may have interests that differ from yours and may result in us acting in a manner inconsistent with your general interests".

Beneficial Ownership

				Voting Power
Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class(1)	Election of Directors(2)	Other Matters
Gene W. Schneider(3)	Class A Common Class B Common	1,434,459 6,682,536	(4) (5)	1.3% 66.3%

	Total	8,116,995			36.2%	2.1%
Robert R. Bennett	Class A Common	147,916	(6)	*	*	*
Albert M. Carollo(3)	Class A Common Class B Common	317,500 222,420	(7) (8)	* 2.7%

	Total	539,920			1.4%	*
John P. Cole, Jr.	Class A Common	306,595	(9)	*	*	*
John W. Dick	Class A Common	—		—	—	—
Michael T. Fries	Class A Common	1,477,353	(10)	1.4%	*	*
Gary S. Howard	Class A Common	47,916	(6)	*	*	*
David B. Koff	Class A Common	—		—	—	—
John C. Malone	Class A Common	167,500	(11)	*	*	*
Curtis W. Rochelle(3)	Class A Common Class B Common	613,634 2,019,308	(12) (13)	* 24.6%

	Total	2,632,942			11.1%	*
Mark L. Schneider	Class A Common	677,443	(14)	*	*	*
Tina M. Wildes(3)	Class A Common Class B Common	558,217 416,956	(15) (16)	* 5.1%

	Total	975,173			2.5%	*
Ellen P. Spangler	Class A Common	812,942	(17)	*	*	*
Frederick G. Westerman III	Class A Common	604,217	(18)	*	*	*
All directors and executive officers as a group	Class A Common Class B Common	7,165,692 9,341,220		6.5% 92.7%

	Total	16,506,912			49.2%	3.1%
Liberty Media Corporation(3)(19)	Class A Common Class C Common	4,327,530 303,123,542		4.1% 100%

	Total	307,451,072			2.3%	94.3%
Founders(3)(20)(21)	Class A Common Class B Common	5,141,806 10,073,824		4.7% 100%

	Total	15,215,630			50.0%	3.3%
Capital Research and Management Company(22)	Class A Common	13,948,897		13.2%	7.4%	*
DEF Associates N.V., Arnhold and S. Bleichroeder Holdings, Inc. (collectively "Bleichroeder") and Michael Kellen(23)	Class A Common	6,401,300		6.1%	3.4%	*
Smith Barney Fund Management LLC ("SB Fund") and parent entities(24)	Class A Common	9,498,472		9.0%	5.1%	*
Wellington Management Company, LLP(25)	Class A Common	10,890,350		10.3%	5.8%	*

*
Less than 1%.

(1)
The figures for the percent of number of shares of each class are based on 105,313,702 shares of Class A common stock (after elimination of treasury shares and shares of United held by its subsidiaries), 8,198,016 shares of Class B common stock (after elimination of treasury shares) and 303,123,542 shares of Class C common stock, respectively, outstanding on July 31, 2003.
(2)
The percentages reflect the voting power for the election of eight of United's 12-member board. Liberty as the holder of all outstanding shares of Class C common stock elects the remaining four members of United's board of directors.
(3)
On August 18, 2003, the Founders agreed to transfer all their shares of Class B common stock (excluding Class B common stock issuable upon exercise of options) to Liberty in exchange for shares of Series A common stock of Liberty and cash. Such shares of our Class B common stock represents all of our outstanding Class B common stock. The closing of the share exchange is subject to the satisfaction or waiver of various closing conditions. The combination of the Class B common stock with the Class C common stock already owned by Liberty will give Liberty ownership of approximately 75.8% of United's common stock representing approximately 96.9% of the combined voting power of United's common stock.
(4)
Includes 1,218,458 shares of Class A common stock that are subject to presently exercisable options and 7,711 shares of Class A common stock held by the trustee of the 401(k) Plan for the benefit of Mr. Schneider.
(5)
Includes 3,063,512 shares of Class B common stock owned by the G. Schneider Holdings, LLLP of which Mr. Schneider is the general partner. In addition, includes 1,875,808 shares of Class B common stock that are subject to presently exercisable options.
(6)
Includes 47,916 shares of Class A common stock that are subject to presently exercisable options.
(7)
Includes 87,500 shares of Class A common stock that are subject to presently exercisable options.
(8)
Includes 222,420 shares of Class B common stock owned by the Carollo Company, a general partnership of which Mr. Carollo is the general partner.
(9)
Includes 167,500 shares of Class A common stock that are subject to presently exercisable options.
(10)
Includes 1,456,686 shares of Class A common stock that are subject to presently exercisable options and 6,485 shares of Class A common stock held by the trustee of the 401(k) Plan for the benefit of Mr. Fries.
(11)
Includes 167,500 shares of Class A common stock that are subject to presently exercisable options.
(12)
Includes 87,500 shares of Class A common stock that are subject to presently exercisable options. Also includes 142,134 shares of Class A common stock owned by the Rochelle Investment Limited Partnership, or "RILPartnership", of which the Marian H. Rochelle Revocable Trust is the general partner and Mr. Rochelle's spouse Marian Rochelle is the trustee of said trust; and 150,000 shares of Class A common stock owned by the Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner and Mr. Rochelle is the trustee of said Trust; and 4,000 shares of Class A common stock owned by K&R Enterprises of which Mr. Rochelle is a director and greater than 10% stockholder. Mr. Rochelle disclaims beneficial ownership of the shares held by his spouse and the shares held by K&R Enterprises, except to the extent of his pecuniary interest therein.
(13)
Includes 222,368 shares of Class B common stock owned by the RILPartnership and 1,796,940 shares of Class B common stock owned by the Rochelle Limited Partnership. Mr. Rochelle disclaims beneficial ownership of the shares held by his spouse.
(14)
Includes 437,500 shares of Class A common stock that are subject to presently exercisable options and 5,257 shares of Class A common stock held by the trustee of the 401(k) Plan for the benefit of Mr. Schneider.
(15)
Includes 430,404 shares of Class A common stock that are subject to presently exercisable stock options, 2,834 shares of Class A common stock held by the trustee of the 401(k) Plan, and the following securities owned by Ms. Wildes' spouse: 26,000 shares of Class A common stock, 4,796 shares of Class A common stock held by the trustee of the 401(k) Plan and 46,500 shares of Class A common stock that are subject to presently exercisable stock options. Ms. Wildes disclaims beneficial ownership of such shares owned by her spouse.
(16)
Includes 400,000 shares of Class B common stock held by The Gene W. Schneider Family Trust, or "GWS Trust", of which Ms. Wildes is a trustee and a beneficiary. Ms. Wildes disclaims beneficial ownership of the shares held by the GWS Trust, except to the extent of her pecuniary interest therein.
(17)
Includes 720,881 shares of Class A common stock that are subject to presently exercisable stock options and 7,805 shares of Class A common stock held by the trustee of the 401(k) Plan for the benefit of Ms. Spangler.
(18)
Includes 599,919 shares of Class A common stock that are subject to presently exercisable stock options and 4,298 shares of Class A common stock held by the trustee of the 401(k) Plan for the benefit of Mr. Westerman.
(19)
The number of shares of Class A common stock and Class C common stock in the table is based upon Amendment No. 2 to the Schedule 13D filed August 21, 2003, by Liberty. As stated in such Amendment, Liberty may have shared voting and dispositive powers as to 1,589,360 shares of its Class A common stock and as to 9,859,336 shares of its Class C common stock. The address of Liberty is 12300 Liberty Boulevard,

  Englewood, Colorado 80112. Robert R. Bennett, Gary S. Howard and John C. Malone, all directors of United, are also officers and/or directors of Liberty.

(20)
The Founders and the number and percentage of class each Founder beneficially owns (assuming the exercise of options for common stock) are indicated below (in each case after elimination of treasury shares and United shares held by its subsidiaries).

a.
Albert M. Carollo, Sr.: 539,920 shares (317,500 Class A shares; 222,420 Class B shares owned by Carollo Company), which represents less than 1.0% of outstanding Class A common stock and 2.7% of outstanding Class B common stock;
b.
Carollo Company: 222,420 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and 2.7% of outstanding Class B common stock;
c.
Albert & Carolyn Company: 222,412 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and 2.7% of outstanding Class B common stock;
d.
James R. Carollo Living Trust: 222,412 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and 2.7% of outstanding Class B common stock;
e.
John B. Carollo Living Trust: 111,200 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and 1.4% of outstanding Class B common stock;
f.
Michael T. Fries: 1,477,353 shares of Class A common stock, which represents 1.3% of outstanding Class A common stock;
g.
The Fries Family Partnership: no shares.
h.
Curtis Rochelle: 2,268,440 shares (317,500 Class A shares; 150,000 Class A shares and 1,796,940 Class B shares owned by the Rochelle Limited Partnership; 4,000 Class A shares owned by K & R Enterprises, a corporation), which represents less than 1.0% of outstanding Class A common stock and 21.9% of outstanding Class B common stock;
i.
Rochelle Limited Partnership: 1,946,940 shares (150,000 Class A shares and 1,796,940 shares of Class B common stock), which represents less than 1.0% of outstanding Class A common stock and 21.9% of Class B common stock;
j.
Marian Rochelle: 368,502 shares (142,134 Class A shares and 222,368 Class B shares owned by the RILPartnership; 4,000 shares owned by K & R Enterprises, a corporation), which represents less than 1.0% of outstanding Class A common stock and 2.7% of Class B common stock;
k.
RILPartnership: 364,502 shares (142,134 Class A shares and 222,368 Class B shares), which represents less than 1.0% of outstanding Class A common stock and 2.7% of Class B common stock;
l.
Jim Rochelle: 66,912 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and less than 1.0% of outstanding Class B common stock;
m.
Kathleen Jaure: 76,912 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and less than 1.0% of outstanding Class B common stock;
n.
April Brimmer Kunz: 99,956 shares (63,200 Class A shares and 32,756 Class B shares; 4,000 shares owned by K & R Enterprises, a corporation), which represents less than 1.0% of outstanding Class A common stock and less than 1.0% of outstanding Class B common stock;
o.
Gene W. Schneider: 8,116,995 shares (1,434,459 Class A shares and 3,619,024 Class B shares; 3,063,512 Class B shares owned by the G. Schneider Holdings, LLLP), which represents 1.3% of outstanding Class A common stock and 65.6% of outstanding Class B common stock;
p.
G. Schneider Holdings, LLLP: 3,063,512 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and 37.4% of outstanding Class B common stock;
q.
Mark L. Schneider: 677,443 shares of Class A common stock, which represents less than 1.0% of outstanding Class A common stock;
r.
The GWS Trust: 400,000 shares of Class B common stock, which represents less than 1.0% of outstanding Class A common stock and 4.9% of Class B common stock;
s.
The MLS Family Partnership LLLP: no shares.
t.
Tina M. Wildes: 575,173 shares (480,921 Class A shares and 16,956 Class B shares; 77,296 Class A shares owned by her spouse), which represents less than 1.0% of outstanding Class A common stock and less than 1.0% of outstanding Class B common stock.
(21)
Albert M. Carollo, Sr., Carollo Company, Albert & Carolyn Company, and the John B. Carollo Living Trust each has its principal business office at 602 Broadway, Rock Springs, Wyoming 82901. The James R. Carollo Living Trust has its principal business office at Box 772870, Steamboat Springs, CO 80477. Curtis Rochelle, Rochelle Limited Partnership, Marian Rochelle and RILPartnership each has its principal business office at 2717 Carey Avenue, Cheyenne, Wyoming 82001. Gene W. Schneider, G. Schneider Holdings, LLLP, Mark L. Schneider, the GWS Trust, The Fries Family Partnership LLLP, the MLS Family Partnership LLLP, Michael T. Fries and Tina M. Wildes each has its principal business office at 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237. The address for Ms. K. Jaure is Box 321, Rawlins, Wyoming 82301. The address for Ms. A. Kunz is 6210 Brimmer Road, Cheyenne, Wyoming 82009. The address for Mr. J. Rochelle is Box 967, Gillette, Wyoming 82717.

(22)
The number of shares of Class A common stock in the table is based upon Amendment No. 6 to the Schedule 13G dated February 10, 2003, filed by Capital Research and Management Company and SMALLCAP World Fund, Inc. with respect to the Class A common stock. Capital Research, an investment adviser, is the beneficial owner of 13,466,680 shares of Class A common stock, as a result of acting as investment adviser to various investments companies. SMALLCAP, an investment company advised by Capital Research, is the beneficial owner of 6,726,675 shares of Class A common stock. The Schedule 13G reflects that Capital Research has no voting power over said shares and sole dispositive power over the shares of Class A common stock and that SMALLCAP has sole voting power over its shares but no dispositive power. Also includes 482,217 shares of Class A common stock acquired by affiliates of Capital Research and a selling securityholder on February 13, 2003. The address of Capital Research and SMALLCAP is 333 South Hope Street, Los Angeles, California 90071.
(23)
The number of shares of Class A common stock in the table is based upon a Schedule 13G dated August 30, 2002. The Schedule 13G reflects that M. Kellen has shared voting and shared dispositive powers over the Class A common stock and Bleichroeder has shared voting and shared dispositive power over 4,612,600 shares of the Class A common stock. Bleichroeder disclaims beneficial ownership of all shares, except for 4,612,600 shares of Class A common stock. The address of the reporting persons is 1345 Avenue of the Americas, New York, NY 10105.
(24)
The number of shares of Class A common stock in the table is based upon Amendment No. 3 to a Schedule 13G dated February 6, 2003, filed by SB Fund and its parent entities Salomon Smith Barney Holdings Inc. and Citigroup Inc. with respect to the Class A common stock. Citigroup is the sole stockholder of SSB Holdings which is the sole stockholder of SB Fund. Citigroup and SSB Holdings filed as parent holding companies of subsidiaries. Citigroup, Inc. has shared voting power and dispositive power over the shares of Class A common stock. SSB Holdings has shared voting power and dispositive power over 9,498,172 shares of Class A common stock and SB Fund has shared voting power and dispositive power over 6,259,299 shares of Class A common stock. The address of Citigroup, Inc. is 399 Park Avenue, New York, NY 10043. The address of SSB Holdings is 388 Greenwich Street, New York, NY 10013. The address of SB Fund is 125 Broad Street, New York, NY 10003.
(25)
The number of shares of Class A common stock in the table is based on Amendment No. 1 to a Schedule 13G dated September 30, 2003, filed by Wellington Management Company, LLP, or "WMC", with respect to the Class A common stock. WMC, an investment adviser and parent holding company, is the beneficial owner of 10,890,350 shares of Class A common stock. The Schedule 13G reflects that WMC has shared voting power as to 8,454,850 shares of its Class A common stock and shared dispositive power over all its shares of Class A common stock. The address of WMC is 75 State Street, Boston, MA 02109.

No equity securities in any of our subsidiaries, including directors' qualifying shares, are owned by any of our executive officers or directors, except as stated below. The following discussion sets forth ownership information as of September 30, 2003 and within 60 days thereof with respect to stock options.

The following executive officers and directors own shares of common stock of UGC Europe as of September 3, 2003, as follows: (i) Mr. Gene W. Schneider—167 shares; (ii) Mr. Fries—16 shares; (iii) Mr. Mark L. Schneider—162 shares; (iv) Mr. Carollo—54 shares; and (v) Mr. Cole—26 shares. In each case, such ownership is less than 1% of UGC Europe's outstanding shares. As a group, such aggregate ownership would be less than 1% of UGC Europes's outstanding shares.

Liberty currently beneficially owns shares of our Class A and Class C common stock representing 75.3% of our Class A common shares (assuming all of the Class C common shares, and none of the Class B common shares, are converted into an equal number of Class A common shares) and 94.3% of our outstanding voting power in all matters other than the election of directors. Based on Liberty's beneficial ownership of all of the outstanding shares of our Class C common stock, Liberty currently has the power to elect four members of our 12-member board of directors.

MANAGEMENT

Our directors and executive officers and their ages, along with their respective position with United as of July 31, 2003 are set forth below (and Mr. David Koff who was appointed as a director or August 18, 2003). All officers are appointed for an indefinite term serving at the pleasure of our board of directors.

Name	Age	Position
Gene W. Schneider	76	Chairman of the Board and Chief Executive Officer
Michael T. Fries	40	Director, Office of the Chairman, President and Chief Operating Officer
Mark L. Schneider	48	Director and Office of the Chairman
Ellen P. Spangler	54	Senior Vice President and Secretary
Frederick G. Westerman III	37	Chief Financial Officer
Robert R. Bennett	45	Director
Albert M. Carollo	89	Director
John P. Cole, Jr.	73	Director
John W. Dick	65	Director
Gary S. Howard	52	Director
David B. Koff	44	Director
John C. Malone	62	Director
Curtis W. Rochelle	88	Director
Tina M. Wildes	42	Director and Senior Vice President

We currently have twelve directors. Eight of our directors are designated as "regular directors" and are elected by the Class A common stock and Class B common stock voting together as a single class. Four directors are designated as "Class C directors" and are elected by the holders of Class C common stock voting separately. Our Restated Certificate of Incorporation provides for a classified board of directors of three classes, which may have the effect of deterring hostile takeovers or delaying changes in control or management of United. Each class has at least one director elected by the holders of the Class C common stock. Holders of the Class C common stock have currently only appointed three out of the four members they may elect to our board of directors. Through their ownership of Class C common stock, Liberty and its affiliates control the appointment of our Class C directors. Upon the closing of the proposed share exchange transacton between our Founders and Liberty, which is expected to occur by the end of the year and is subject to the satisfaction or waiver of versions closing conditions, the holders of Class A, Class B and Class C common stock will vote together as a single class in the election of regular directors. Immediately prior to the election of directors at the first meeting of our stockholders at which directors are elected following the closing of the share exchange, all directors will be designated as the same class of directors and the shares of Class A, Class B and Class C common stock will vote together as a single class to elect the entire board of directors. Also, at such time as all the shares of Class C common stock have been converted to Class A common stock or Class B common stock, all 12 directors will be elected by the holders of our Class A and Class B common stock voting as a single class.

The share exchange agreement between Liberty and our Founders provides that it is a condition to Liberty's obligation to consummate the share exchange that Messrs. Albert Carollo and Curtis Rochelle and Ms. Tina Wildes and one additional director (other than Mr. Michael Fries and any director elected by the holders of the Class C common stock) will resign from our board of directors and four nominees designated by Liberty prior to the closing will be appointed to serve on our board of directors.

The Class I directors, whose terms expire at our 2003 annual stockholders' meeting, include Messrs. Howard and Dick and Ms. Wildes. The Class II directors, whose terms expire at our 2004 annual stockholders' meeting, include Messrs. Bennett, Carollo, Rochelle and M. Schneider. The

Class III directors, whose terms expire at our 2005 annual stockholders' meeting, include Messrs. Cole, Fries, Malone and G. Schneider. Each director serves for a term ending on the date of the third annual stockholders' meeting after his or her election or until his or her successor shall have been duly elected and qualified. The current Class C directors are Messrs. Bennett, Howard and Malone.

Gene W. Schneider became Chairman and Chief Executive Officer of United at its inception in February 2001. Mr. Schneider has served as Chairman of Old UGC from May 1989 to September 2003 and has served as Chief Executive Officer of that company from 1995 to September 2003. He also serves as an officer and/or director of various direct and indirect subsidiaries of United, including as Chairman and Chief Executive Officer of UGC Europe since September 2003, and a director of ULA since 1998, and an adviser to the Supervisory Board of UPC from 1999 until September 2003. In addition, from 1995 until 1999, Mr. Schneider served as a member of the UPC Supervisory Board. Mr. Schneider has been with United and its predecessors since 1989. Mr. Schneider is also a director of Austar United.

Michael T. Fries became President and a director of United in February 2001, and Chief Operating Officer of United in September 2001. Mr. Fries has also served as President and Chief Operating Officer of Old UGC from September 1998 to September 2003 and served as a director of that company from November 1999 to June 2002. In addition, he serves or has served as an officer and/or director of various direct and indirect subsidiaries of United, including as a member of the UPC Supervisory Board from September 1998 until September 2003 and as Chairman thereof from February 1999 until September 2003; a director, President and Chief Operating Officer of UGC Europe since September 2003; a member of the Priority Telecom Supervisory Board since November 2000; and President of ULA since 1998 and a director thereof since 1999. Through these positions, Mr. Fries is responsible for overseeing the day-to-day operations of United on a global basis and for the development of United's business opportunities worldwide. Mr. Fries has been with United and its predecessors since 1990. Mr. Fries is also a director of Austar United.

Mark L. Schneider became a director of United on January 30, 2002 and in September 2003, became a director of UGC Europe and Chief Executive Officer of the chello Media division of UGC Europe. Mr. Schneider served as a director of Old UGC from April 1993 to June 2002. He served as the Chairman of UPC's Board of Management from April 1997 until September 2001. Mr. Schneider also has served as a member of the Supervisory Board of Priority Telecom since July 2000. From April 1997 to September 1998, he served as President of UPC and from September 1998 until September 2001, he served as Chief Executive Officer of UPC. From December 1996 until December 1999, he served as an Executive Vice President of Old UGC. Mr. Schneider is a director of SBS Broadcasting S.A.

Ellen P. Spangler became Senior Vice President of Business and Legal Affairs and Secretary of United in September 2001. She has also served as Senior Vice President of Business and Legal Affairs and Secretary of Old UGC since December 1996, as a member of the Supervisory Board of UPC from February 1999 until September 2003 and as a director, Senior Vice President and Secretary of UGC Europe since September 2003. In addition, she serves as an officer and/or director of various direct and indirect subsidiaries of United, including as a director of Old UGC since September 2003. Ms. Spangler is responsible for the legal operations of United and Old UGC. Ms. Spangler has been with United and its predecessors since 1991.

Frederick G. Westerman III became Chief Financial Officer of United in September 2001. He has served as Chief Financial Officer of Old UGC since June 1999 and became a director thereof in September 2003. His responsibilities include oversight and planning of United's and Old UGC's financial and treasury operations. He also serves as an officer and/or director of various direct and indirect subsidiaries of United. Prior to joining United and its predecessors, Mr. Westerman served as Treasurer for EchoStar Communications Corporation where he was responsible for oversight of the company's treasury operations as well as investor relations and corporate budgeting.

Robert R. Bennett became a director of United on January 30, 2002. Mr. Bennett has served as President and Chief Executive Officer of Liberty since April 1997 and a director of Liberty since September 1994. Mr. Bennett served as Executive Vice President of Tele-Communications, Inc. ("TCI") from April 1997 to March 1999. He has held various executive positions since Liberty's inception in 1990. Mr. Bennett is a director of InterActiveCorp and OpenTV Corp. Mr. Bennett's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Albert M. Carollo, Sr. became a director of United on January 30, 2002, and served as a director of Old UGC from April 1993 to June 2002. Mr. Carollo is the Chairman of Sweetwater Television Co., a cable television company. He also served as President of Sweetwater Television Co. until 1997. Mr. Carollo's principal business address is 602 Broadway, Rock Springs, Wyoming 82901.

John P. Cole, Jr. became a director of United on January 30, 2002. Mr. Cole became a director of UGC Europe in September 2003. Mr. Cole also served as a director of Old UGC from March 1998 to June 2002 and as a member of the UPC Supervisory Board from February 1999 until September 2003. Mr. Cole is a founder of the law firm of Cole, Raywid and Braverman, which specializes in all aspects of telecommunications and media law. Over the years Mr. Cole has been counsel in many landmark proceedings before the U.S. Federal Communications Commission and U.S. Courts, reflecting the development of the cable television industry. Mr. Cole's principal business address is 1919 Pennsylvania Ave., N.W., 2nd, Washington, D.C. 20006.

John W. Dick became a director of United on March 14, 2003, and has served as a member of the UPC Supervisory Board from May 2001 until September 2003 and as a director of UGC Europe since September 2003. He is the non-executive Chairman and a director of Hooper Industries Group, a privately held U.K. group consisting of: Hooper and Co (Coachbuilders) Ltd. (building special bodied Rolls Royce and Bentley motorcars) and Hooper Industries (China) (providing industrial products and components to Europe and the U.S). Until 2002, Hooper Industries Group also held Metrocab UK (manufacturing London taxicabs) and Moscab (a joint venture with the Moscow city government, producing left-hand drive Metrocabs for Russia). Mr. Dick has held his positions with Hooper Industries Group since 1984. Mr. Dick is also a director of Austar United. Mr. Dick is a Canadian citizen. Mr. Dick's principal business address is St. John's Manor, Jersey, Channel Islands JE34EN.

Gary S. Howard became a director of United on January 30, 2002. Mr. Howard has served as Executive Vice President, Chief Operating Officer and a director of Liberty since July 1998. Mr. Howard served as Chief Executive Officer of Liberty Satellite & Technology, Inc. from December 1996 to April 2000. Mr. Howard also served as Executive Vice President of TCI from December 1997 to March 1999, as Chief Executive Officer, Chairman of the Board and a director of TV Guide, Inc. from June 1997 to March 1999, and as President and Chief Executive Officer of TCI Ventures Group, LLC from December 1997 to March 1999. Mr. Howard is a director of SpectraSite, Inc. and On Command Corporation. Mr. Howard serves as Chairman of the Board of On Command Corporation. Mr. Howard's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

David B. Koff became a director of United on August 18, 2003. Mr. Koff has served as a Senior Vice President of Liberty since February 1998. Prior to that, Mr. Koff served as the Vice President—Corporate Development of Liberty from August 1994 to February 1998. Mr. Koff is a director of Crown Media Holdings, Inc. Mr. Koff's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

John C. Malone became a director of United on January 30, 2002, and served as a director of Old UGC from November 1999 to June 2002. Dr. Malone has served as Chairman of the Board and a director of Liberty since 1990. Dr. Malone served as Chairman of the Board and a director of Liberty Satellite & Technology, Inc. from December 1996 to August 2000. Dr. Malone also served as Chairman of the Board of TCI from November 1996 to March 1999, as Chief Executive Officer of TCI from January 1994 to March 1999, and as President of TCI from January 1994 to March 1997. Dr. Malone is a director of The Bank of New York and InterActiveCorp. Dr. Malone's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Curtis W. Rochelle became a director of United on January 30, 2002 and served as a director of Old UGC from April 1993 to June 2002. Mr. Rochelle is the owner of Rochelle Livestock and is a private investor. Mr. Rochelle's principal business address is P.O. Box 1145, Cheyenne, Wyoming 82003.

Tina M. Wildes became a director of United on January 30, 2002. In March 2002, Ms. Wildes became the Senior Vice President of Business Administration for United. In addition, Ms. Wildes has served as a director and Senior Vice President of UGC Europe since September 2003. Except for one year during which Ms. Wildes served as a consultant to Old UGC, she has also served as a Senior Vice President of that company since May 1998. In addition, Ms. Wildes has served as a director of Old UGC from November 1999 to June 2002 and as a member of the Supervisory Board of UPC from February 1999 until September 2003. From October 1997 until May 1998, Ms. Wildes served as Senior Vice President of Programming for Old UGC, providing oversight of that company's programming operations for various subsidiaries. Ms. Wildes has been with United and its predecessors since 1989.

Gene W. Schneider is the father of Mark L. Schneider and Tina M. Wildes, who are brother and sister. No other family relationships exist between any other named executive officer or director of United.

Involvement in Certain Legal Proceedings

Except as stated below, during the past five years, neither the above executive officers nor any director of United has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.

On March 29, 2002, UAP filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States District Court for the Southern District of New York. Frederick G. Westerman III is a director and President of UAP. Until February 11, 2002, Michael T. Fries was a director and the President of UAP and until November 14, 2001, Gene W. Schneider was a director and Chief Executive Officer of UAP and Ellen P. Spangler was a Vice President and Secretary of UAP. The plan of reorganization was implemented and, in June 2003, the court terminated the bankruptcy proceeding.

On December 3, 2002, UPC filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, together with a pre-negotiated plan of reorganization, in the United States District Court of the Southern District of New York. In conjunction with such filing, also on December 3, 2002, UPC commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law with the filing of a plan of compulsory composition with the Amsterdam Court under the Dutch bankruptcy code. Michael T. Fries, John P. Cole, John W. Dick, Ellen P. Spangler and Tina M. Wildes are Supervisory Directors of UPC and Gene W. Schneider is an adviser to UPC's Supervisory Board. The plan of reorganization was implemented and, in September 2003, the court terminated the bankruptcy.

On October 8, 2003, an action was filed in the Court of Chancery of the State of Delaware in New Castle County, in which the plaintiff named as defendants UGC Europe, United and certain of our directors. The complaint purports to assert claims on behalf of all public shareholders of UGC Europe. On October 21, 2003, the plaintiff filed an amended complaint in the Delaware Court of Chancery. The complaint alleges that UGC Europe and the defendant directors have breached their fiduciary duties to the public shareholders of UGC Europe in connection with an offer by United to exchange shares of its common stock for outstanding common stock of UGC Europe. Among the remedies demanded, the complaint seeks to enjoin the exchange offer and obtain declaratory relief, unspecified damages and rescission. On November 12, 2003, we and the plaintiff, through respective counsel, entered into a memorandum of understanding approving the terms of the revised offer and the disclosure concerning the revised offer and agreeing to settle the litigation, subject to entering into final settlement documents, consummation of the exchange offer and court approval of the settlement.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, our directors and certain of our officers, and persons holding more than ten percent of our Class A common stock are required to file forms reporting their beneficial ownership of our Class A common stock and subsequent changes in that ownership with the Securities and Exchange Commission. Such persons are also required to furnish us with copies of all forms so filed.

Based solely upon a review of copies of filed Forms 3, 4, and 5 and amendments thereto furnished to us, we believe that during the year ended December 31, 2002, our executive officers, directors and greater than ten percent beneficial owners complied on a timely basis with all Section 16(a) filing requirements.

Committees

Our board of directors has an Audit Committee and a Compensation Committee. We do not have a standing nomination committee of the board.

Audit Committee

The Audit Committee operates under a Charter adopted by our board. The members of the Audit Committee are Messrs. Carollo, Cole, Dick (since his appointment on March 14, 2003) and Rochelle, all of whom are independent as required by the Audit Committee Charter and the listing standards of the National Association of Securities Dealers. In addition, the board has determined that Mr. Dick is a financial expert. The board established the Audit Committee on January 30, 2002. The Audit Committee is charged with reviewing and monitoring our financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, to receive and review audit reports submitted by our independent auditors and to make such recommendations to the board as may seem appropriate to the Audit Committee to assure that our interests are adequately protected and to review and approve all related party transactions and potential conflict-of-interest situations. In addition, the Audit Committee, among other things, selects the external auditors, reviews the independence of external auditors, monitors compliance with our internal controls and approves non-audit services performed by the external auditors.

Compensation Committee

The members of the Compensation Committee are Messrs. Bennett, Carollo, Cole, Dick (since his appointment on March 14, 2003), Howard, Koff (since his appointment on September 19, 2003), Malone and Rochelle. The board established the Compensation Committee on January 30, 2002. The Committee administers our employee incentive plans, and in this capacity approves all option grants to our executive officers and management under United's 1993 Stock Option Plan (until the Plan expired in June 2003), or the "Employee Plan" and all awards under United's 2003 Equity Incentive Plan, or the "Incentive Plan". It also makes recommendations to the board with respect to the compensation of our Chairman of the Board and our Chief Executive Officer and approves the compensation paid to other senior executives.

EXECUTIVE COMPENSATION

Prior to the 2002 Liberty merger transaction, United paid no separate compensation to its officers. Following the 2002 Liberty merger transaction, all employees of Old UGC became employees of United. The following table sets forth the aggregate annual compensation for United's Chief Executive Officer and each of the four other most highly compensated executive officers for services rendered during the years ended December 31, 2002, December 31, 2001, and December 31, 2000. The information in this section reflects compensation received by the named executive officers for all services performed for United, Old UGC and their respective subsidiaries.

Summary Compensation Table

Name and Principal Position	Year	Salary($)		Annual Compensation Bonus($)		Other Annual Compensation			Long-Term Compensation Securities Underlying Options(#)	All Other Compensation($)
Gene W. Schneider Chairman of the Board and Chief Executive Officer	2002 2001 2000	$ $ $	637,486 603,639 558,413	$ $ $	– – –	$ $ $	54,703(1 31,504(1 –	) )	4,000,000(2) 250,000(5) 100,000(6)	$ $ $	638,935(3)(4 3,149,323(3)(4 6,371(3	) ) )
Michael T. Fries Office of the Chairman (from 3/02), President and Chief Operating Officer	2002 2001 2000	$ $ $	543,120 514,406 448,173	$ $ $	– – –	$ $ $	11,269(7 12,576(7 2,714(7	) ) )	3,350,000(8) 500,000(5) 200,000(6)	$ $ $	27,183(9 6,171(9 6,371(9	) ) )
Mark L. Schneider Office of the Chairman (from 3/02); Chief Executive Officer, UPC (until 9/01)	2002 2001 2000	$ $ $	571,010 553,654 516,585	$ $ $	– – –	$ $ $	17,481(10 98,665(10 136,777(10	) ) )	1,950,000(8) 2,500,000(12) 300,000(13)	$ $ $	6,571(11 6,171(11 6,356(11	) ) )
Ellen P. Spangler Senior Vice President and Secretary	2002 2001 2000	$ $ $	304,745 288,697 263,173	$ $ $	– – –	$ $ $	– – –		700,000(8) – 260,000(15)	$ $ $	7,056(14 6,156(14 6,156(14	) ) )
Frederick G. Westerman III Chief Financial Officer	2002 2001 2000	$ $ $	255,538 258,957 200,000	$ $ $	– – –	$ $ $	– – –		600,000(8) – 235,000(16)	$ $ $	6,571(11 6,171(11 6,071(11	) ) )

(1)
Reflects compensation related to executive's personal use of United's aircraft and flight crew, which compensation has been calculated based upon the aggregate incremental cost of such usage to United for Fiscal 2002. Such compensation is based on the Standard Industry Fare Level or "SIFL" method for valuing flights for personal use for Fiscal 2001 and Fiscal 2000. For Fiscal 2002, the value based on the SIFL method is $36,906. In accordance with applicable Treasury Regulations, United included the amounts based on SIFL for all such years as compensation in Mr. Schneider's reportable income.
(2)
Pursuant to the Employee Plan, on January 30, 2002, Mr. Schneider was granted options to acquire 1,099,298 shares of Class A common stock and options to acquire 2,900,702 shares of Class B common stock.
(3)
Amount includes matching employer contributions made by United under the 401(k) Plan of $6,000, $5,100 and $5,100 for Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively, and term life insurance premiums paid by United for such officer's benefit.
(4)
Includes the amount of premium Old UGC paid pursuant to a split dollar life insurance policy for Mr. Schneider and his spouse of $632,392 and $3,143,152, for Fiscal 2002 (paid in January 2002) and Fiscal 2001, respectively. Following the enactment of the Sarbanes-Oxley Act of 2002, no additional premiums have been paid by Old UGC in 2002. The policy is being continued by payments made out of the cash surrender value of the policy. In the event the law is subsequently clarified to permit Old UGC to again make the premium payments on the policy, Old UGC will pay the premiums annually until the first to occur of:
(a)
the date upon which the cash surrender value of the policy is sufficient to repay Old UGC for all premiums paid and to continue the policy with no further premium payments;
(b)
death of both insureds;
(c)
the owner of the policy fails to contribute to Old UGC an amount equal to the annual economic benefit of the policy; or
(d)
the policy is otherwise terminated in accordance with its terms.

  Upon the occurrence of any of the events listed above, the owner will pay Old UGC an amount equal to the premiums paid. The policy is owned by a trust, the trustees of which are the children of Mr. Schneider. The owner has granted an assignment of the policy benefits in favor of Old UGC in the amount of the premiums paid by Old UGC.

(5)
Pursuant to the Austar United Executive Share Option Plan, such officer was granted options to acquire ordinary shares of Austar United on May 12, 2001.
(6)
Pursuant to the ULA Stock Option Plan, such officer was granted phantom options based on shares of ULA Class A common stock on December 6, 2000.
(7)
Reflects compensation related to executive's personal use of United's aircraft and flight crew, which compensation has been calculated based upon the aggregate incremental cost of such usage to United for Fiscal 2002. Such compensation is based on the SIFL method for valuing flights for personal use. For Fiscal 2002, the value based on the SIFL method is $13,621. In accordance with applicable Treasury Regulations, United included the amounts based on SIFL for all such years as compensation in Mr. Fries' reportable income.

(8)
Pursuant to the Employee Plan, during Fiscal 2002, such officer was granted options to acquire shares of Class A common stock.
(9)
Amount includes (i) matching employer contributions made by United under the 401(k) Plan of $5,500, $5,100 and $5,100 for Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively, (ii) $20,612 representing the outstanding balance of a personal loan forgiven by United in Fiscal 2002; and (iii) term life insurance benefits paid by United for such officer's benefit.
(10)
Includes compensation related to executive's personal use of United's aircraft and flight crew, which compensation has been calculated based upon the aggregate incremental cost of such usage to United for Fiscal 2002. Such compensation is based on the SIFL method for valuing flights for personal use for Fiscal 2001 and Fiscal 2000. For Fiscal 2002, the value based on the SIFL method is $18,288. In accordance with applicable Treasury Regulations, United included the amounts based on SIFL for all such years as compensation in Mr. Schneider's reportable income. In addition, Fiscal 2001 also includes $89,324 consisting of a housing allowance related to Mr. Schneider's foreign assignment, and Fiscal 2000, also includes payments related to foreign assignment consisting of a housing allowance of $114,507 and tax preparation fees.
(11)
Amount includes matching employer contributions made by United under the 401(k) Plan of $5,500, $5,100 and $5,100 for Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively, and term life insurance benefits paid by United for such officer's benefit.
(12)
Pursuant to UPC's Stock Option Plan, as amended, Mr. Schneider was granted options to acquire UPC ordinary shares A on January 30, 2001.
(13)
Pursuant to the Employee Plan, Mr. Schneider was granted options for shares of Class A common stock on December 6, 2000.
(14)
Amount includes matching employer contributions made by United under the 401(k) Plan of $6,000, $5,100 and $5,100 for Fiscal 2002, Fiscal 2001 and Fiscal 2000, respectively, and term life insurance premiums paid by United for such officer's benefit.
(15)
Pursuant to the Employee Plan, Ms. Spangler was granted options to acquire 175,000 shares of Class A common stock on December 6, 2000. Pursuant to the ULA Plan, Ms. Spangler was granted phantom options based on 35,000 shares of ULA common stock on December 6, 2000. Pursuant to the Austar United Plan, Ms. Spangler was granted options to acquire 50,000 ordinary shares of Austar United on December 20, 2000.
(16)
Pursuant to the Employee Plan, Mr. Westerman was granted options to acquire 150,000 shares of Class A common stock on December 6, 2000. Pursuant to the ULA Plan, Mr. Westerman was granted phantom options based on 35,000 shares of ULA common stock on December 6, 2000. Pursuant to the Austar United Plan, Mr. Westerman was granted options to acquire 50,000 Austar United ordinary shares on December 20, 2000.

The following table sets forth information concerning options granted to each of our executive officers named in the Summary Compensation Table above during Fiscal 2002. The table sets forth information concerning options to purchase our Class A common stock and our Class B common stock granted to such officers.

Option Grants in Last Fiscal Year(1)

	Individual Grants
										Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted (#)		Percentage of Total Options Granted to Employees in Fiscal Year
Name					Exercise Price ($/Sh)		Market Price on Grant Date		Expiration Date	0% ($)		5% ($)		10% ($)
Gene W. Schneider Class A Common Class A Common Class B Common Class B Common	1,056,288 43,010 1,856,540 1,044,162	(3)	8.78 0.36 15.42 8.68	% % % %	$ $ $ $	5.00 5.11 5.00 5.00	$ $ $ $	4.65 4.65 4.65 4.65	1/30/2012 1/30/2007 1/30/2012 1/30/2012	$ $ $ $	– – – –	$ $ $ $	2,719,266 35,471 4,779,402 2,688,049	$ $ $ $	7,458,347 102,315 13,108,848 7,372,726
Michael T. Fries Class A Common Class A Common Class A Common	1,186,076 1,213,924 950,000	(3) (4)	9.85 10.09 7.89	% % %	$ $ $	5.00 5.00 1.40	$ $ $	4.65 4.65 4.97	1/30/2012 1/30/2012 5/7/2012	$ $ $	– – 3,391,500	$ $ $	3,053,387 3,125,077 6,360,826	$ $ $	8,374,767 8,571,399 10,916,355
Mark L. Schneider Class A Common Class A Common	1,000,000 950,000	(4)	8.31 7.89	% %	$ $	5.00 1.40	$ $	5.57 4.97	3/22/2012 5/7/2012	$ $	570,000 3,391,500	$ $	4,072,943 6,360,826	$ $	9,447,146 10,916,355
Ellen P. Spangler Class A Common Class A Common	646,519 53,481	(3)	5.37 0.44	% %	$ $	5.00 5.00	$ $	4.65 4.65	1/30/2012 1/30/2012	$ $	– –	$ $	1,664,372 137,679	$ $	4,565,008 377,624
Frederick G. Westerman III Class A Common Class A Common	564,346 35,654	(3)	4.69 0.30	% %	$ $	5.00 5.00	$ $	4.65 4.65	1/30/2012 1/30/2012	$ $	– –	$ $	1,452,830 91,786	$ $	3,984,792 251,749

(1)
Except as otherwise noted, all the stock options granted during Fiscal 2002 vest as to 1/8th of the shares 6 months after grant date and thereafter in 42 equal monthly increments. Vesting of the options granted would be accelerated upon a change of control of United as defined in the Employee Plan.
(2)
The potential gains shown are net of the option exercise price and do not include the effect of any taxes associated with exercise. The amounts shown are for the assumed rates of appreciation only, do not constitute projections of future stock price performance and may not necessarily be realized. Actual gains, if any, on stock option exercises depend on the future performance of the underlying securities of the respective options, continued employment of the optionee through the term of the options and other factors.
(3)
The stock option vested 25% on date of grant and thereafter vests in 36 equal monthly increments.
(4)
The stock option was cancelled in January 2003, in connection with the foreclosure on the collateral for promissory notes of such officer.

The following table sets forth information concerning the exercise of options and concerning unexercised options held by each of our executive officers named in the Summary Compensation Table above as of the end of Fiscal 2002.

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)(E)(A$)	Number of Securities Underlying Unexercised Options at FY-End (#) (1)		Value of Unexercised In-the-Money Options at FY-End ($)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gene W. Schneider Class A Common Stock Class B Common Stock UPC Phantom Shares(3) Austar United Shares ULA Phantom Shares(4) chello broadband Shares(5)	– – – – – –	$– $– E– A$– $1,407,500 E–	1,166,318 1,150,633 562,500 2,278,316 50,000 109,375	874,473 1,750,069 – 125,000 50,000 15,625	$– $– E– A$– $– E–	$– $– E– A$– $– E–
Michael T. Fries(6) Class A Common Stock UPC Phantom Shares(3) Austar United Shares ULA Phantom Shares(4) chello broadband Shares(5)	– – – – –	$– E– A$– $120,875 E–	1,489,980 225,000 6,279,285 100,000 46,775	2,349,228 – 250,000 100,000 9,375	$160,583 E– A$– $– E–	$791,667 E– A$– $– E–
Mark L. Schneider(6) Class A Common Stock UPC Shares chello broadband Shares(5)	– – –	$– E– E–	516,181 2,197,916 145,834	1,754,167 1,302,084 15,625	$158,333 E– E–	$791,667 E– E–
Ellen P. Spangler Class A Common Stock UPC Shares UPC Phantom Shares(3) Austar United Shares ULA Phantom Shares(4) chello broadband Shares(5)	– – – – – –	$– E– E– A$– $167,389 E–	518,382 42,187 45,000 358,618 22,500 21,875	622,746 2,813 – 35,913 18,750 3,125	$4,200 E– E– A$– $– E–	$– E– E– A$– $– E–
Frederick G. Westerman III Class A Common Stock UPC Shares Austar United Shares ULA Phantom Shares(4) chello broadband Shares(5)	– – – – –	$– E– A$– $– E–	392,795 39,375 270,239 24,792 12,500	547,205 5,625 66,870 20,625 3,125	E– A$– $– E– $–	$– E– A$– $– E–

(1)
The number of securities underlying options have been adjusted to reflect the relinquishment of options under Asia/Pacific's phantom stock option plan in exchange for options under the Austar United Plan in July 1999, and UPC's 3-for-1 stock split on March 20, 2000.
(2)
The value of the options reported above is based on the following December 31, 2002 closing prices: $2.40 per share of Class A common stock as reported by the Nasdaq National Market; E0.06 (US$0.06 based on a 0.9545 conversion rate on December 31, 2002) per UPC ordinary share A as reported by Euronext; and A$0.170 (US$0.095 based on a 1.7819 conversion rate on December 31, 2002) per Austar United ordinary share as reported by the Australian Stock Exchange Limited. The value for the phantom options of ULA is based on the fair market value of $0.00 per share as determined by the board at or prior to December 31, 2002, and the value of an option of chello broadband is 1.5 times the fair market value of a UPC ordinary share A on December 31, 2002.
(3)
Represents the number of shares underlying phantom stock options that UPC may pay in cash or shares of Class A common stock of United or ordinary shares A of UPC, at its election upon exercise thereof.
(4)
Represents the number of shares underlying phantom stock options that ULA may pay in cash or shares of Class A common stock of United or, if publicly traded, shares of ULA, at its election upon exercise thereof.
(5)
Represents the number of shares underlying phantom stock options, which chello broadband may pay in cash or shares of Class A common stock of United or ordinary shares A of UPC or, if publicly traded, ordinary shares of chello broadband, at its election upon exercise thereof.
(6)
In January 2003, we foreclosed upon all collateral pledged as security for promissory notes made by or guaranteed by Mr. Fries and Mr. M. Schneider, respectively. As a result, all options reported in this table have been cancelled, except options for 2,400,000 Class A common stock granted to Mr. Fries, of which 867,439 shares were exercisable at December 31, 2002, and except for the ULA phantom options granted to Mr. Fries, and except for options for 1,000,000 shares of Class A common stock granted to Mr. M. Schneider, of which 187,500 shares were exercisable at December 31, 2002.

Stock Option Plans

Employee Plan

On June 1, 1993, Old UGC's board of directors adopted the Employee Plan. The stockholders of Old UGC approved and ratified the Employee Plan, which was effective as of June 1, 1993. United adopted the Employee Plan incident to a series of transactions with Old UGC and Liberty, which restructured and recapitalized United's business (the "merger transaction"). The Employee Plan provides for the grant of options to purchase up to 39,200,000 shares of Class A common stock, of which options for up to 3,000,000 shares of Class B common stock may be granted in lieu of options for shares of Class A common stock, to employees and consultants who are selected for participation in the Employee Plan. The Employee Plan is construed, interpreted and administered by the Committee. The Committee has discretion to determine the employees and consultants to whom options are granted, the number of shares subject to the options, the exercise price of the options (which may be below fair market value of the Class A or Class B common stock on the date of grant), the period over which the options become exercisable, the term of the options (including the period after termination of employment during which an option may be exercised), and certain other provisions relating to the options.

At December 31, 2002, our employees had options to purchase an aggregate of 13,950,896 shares of Class A common stock outstanding under the Employee Plan at exercise prices ranging from $1.40 per share to $86.50 per share and options to purchase an aggregate of 3,000,000 shares of Class B common stock at exercise prices ranging from $4.75 per share to $5.00 per share. Options covering no more than 5,000,000 shares of Class A and Class B common stock may be granted to a single participant during any calendar year. The Employee Plan expired June 1, 2003. Options outstanding prior to such date shall continue to be recognized, but no new grants of options may be made thereafter.

Incentive Plan

On August 19, 2003, United's Board of Directors adopted the Incentive Plan, which the United stockholders approved on September 30, 2003. Under the Incentive Plan, the Board has reserved 39,000,000 shares of common stock, plus an additional number of shares on January 1, of each year equal to 1% of the aggregate shares of Class A and Class B common stock outstanding.

After such stockholder approval of the Incentive Plan, the Board recommended certain changes to the Incentive Plan that give United the ability to issue stock appreciation rights with a base price at, above, or less than the fair market value of United's Common Stock on the date the stock appreciation right is granted. Those changes, along with certain other technical changes, were incorporated into an amended United Equity Incentive Plan, or the "Amended Incentive Plan". The Board has directed that the Amended Incentive Plan be submitted to a vote of the stockholders of United.

The Amended Incentive Plan permits the grant of the following awards, or the "Awards": stock options or the "Options", restricted stock awards, or the "Restricted Stock", stock appreciation rights, or the "SARs", stock bonuses, or the "Stock Bonuses", stock units, or the "Stock Units" and other grants of stock. Employees, consultants and non-employee directors of United and affiliated entities designated by the Board may receive Awards under the Amended Incentive Plan, provided, however, that only non-qualified Options may be granted to non-employee directors.

The Awards that will be granted under the Amended Incentive Plan in the future to eligible employees, consultants and non-employee directors are not determinable because the Committee or Board, as the case may be, may choose to make Awards or may choose to decline to make Awards in accordance with the Committee's or Board's existing policies and the terms of the Amended Incentive Plan. Awards that have been granted under the Amended Incentive Plan are set forth in the "New Plan Benefits" table. The Amended Incentive Plan terminates August 31, 2013.

The Committee will administer and interpret the Amended Incentive Plan subject to the authority of the Committee to delegate certain functions to officers of United. The Committee will be structured at all times so that it satisfies the "outside director" requirement for the exemption pursuant to Section 162(m) of the Code, as amended. As to administration of Options, the Board will have such powers with respect to the grant of Options to non-employee directors.

UGC Europe, Inc. Equity Incentive Plan

UGC Europe, Inc. adopted the UGC Europe, Inc. Equity Incentive Plan (the "UGC Europe Plan") effective September 2, 2003. The Plan was subsequently amended on October 7, 2003, subject to shareholder approval. In general, the terms of the UGC Europe Plan mirror the terms of the Incentive Plan. However, only 2,500,000 shares of UGC Europe, Inc. stock are reserved for award grants under the UGC Europe Plan, all of which may be granted as incentive stock options. The maximum number of shares with respect to which a participant may receive options and SARs in any calendar year is 500,000.

chello broadband Foundation Stock Option Plan

chello broadband adopted its Foundation Stock Option Plan (the "chello broadband Plan") on June 23, 1999. Under the chello broadband Plan, UPC's Supervisory Board may grant stock options to employees subject to approval of chello broadband's priority shareholders, at fair market value at the time of grant. To date, chello broadband has granted options for 550,000 ordinary shares under the chello broadband Plan of which options for 300,000 ordinary shares are outstanding at December 31, 2002. Options under the chello broadband Plan are granted at fair market value at the time of grant unless determined otherwise by UPC's Supervisory Board. All the shares underlying the chello broadband Plan are held by Stichting Administratiekantoor chello broadband, a stock option foundation, which administers the chello broadband Plan. Each option represents the right to acquire from the foundation a certificate representing the economic value of one share.

All options are exercisable upon grant and for the next five years. In order to introduce the element of "vesting" of the options, the chello broadband Plan provides that, even though the options are exercisable upon grant, the options are subject to repurchase rights reduced by equal monthly amounts over a "vesting" period of 48 months following the date of grant. If the employee's employment terminates other than in the case of death, disability or the like, all unvested options previously exercised must be resold to the foundation at the original purchase price and all vested options must be exercised within 30 days of the termination date.

chello broadband Phantom Stock Option Plan

Effective June 19, 1998, chello broadband adopted its Phantom Stock Option Plan (the "chello broadband Phantom Plan"). The chello broadband Phantom Plan is administered by UPC's Supervisory Board. The phantom options are granted at an option price equal to the fair market value at the time of grant and generally vest in equal monthly increments over the four-year period following the effective date of grant. All options must be exercised within 90 days after the end of employment. If such employment continues, all options must be exercised not more than 10 years following the effective date of grant. The chello broadband Phantom Plan gives the employee the right to receive payment equal to the difference between the fair market value of a share of chello broadband and the exercise price for the portion of the rights vested. chello broadband, at its sole discretion, may make the required payment in cash, freely tradable shares of United's Class A common stock or UPC ordinary shares A, or, if chello broadband's shares are publicly traded, its freely tradable ordinary shares A. At December 31, 2002, options based on approximately 838,405 phantom shares remained outstanding. The chello broadband Phantom Plan expired June 1, 2003. Options outstanding prior to such date shall continue to be recognized, but no new grants of options may be made thereafter.

Austar United Executive Share Option Plan

Austar United adopted its Executive Share Option Plan (the "Austar United Plan") in June 1999. Under the Austar United Plan, the Austar United board of directors may grant options to Austar United employees and directors. At December 31, 2002, Austar United had options for 48,180,376 ordinary shares outstanding under the Austar United Plan. The number of shares available for the granting of options is determined by the Austar United board of directors, subject to a maximum of 6.0% of the outstanding Austar United ordinary shares. The Austar United board of directors has discretion to determine the employees and directors to whom options are granted, the number of shares subject to options, the exercise price of the options, the exercise period, which may not exceed 10 years from grant date, and certain other provisions relating to the options. Any grants to directors, however, are subject to shareholder approval. In general, options granted under the Austar United Plan vest over four years in 48 equal monthly installments. If an employee's employment terminates other than in the case of death or disability or the like, all unvested options lapse and all vested options must be exercised within 90 days of the termination date.

ULA Stock Option Plan

Effective June 6, 1997, ULA adopted its Stock Option Plan (the "ULA Plan"). The ULA Plan permits grants of phantom stock options and incentive stock options. To date, only phantom stock options have been granted. The ULA Plan is administered by ULA's board of directors and approved by the board. The number of shares available for grant under the ULA Plan is 2,500,000. Phantom options may be granted for a term of up to 10 years and vest over four years in 48 equal monthly installments. The phantom options give the holder the right with respect to vested options to receive a cash payment equal to the difference between the fair market value of a share of ULA stock and the option base price per share. Upon exercise and at the sole discretion of ULA, the options may be awarded in cash or in shares of United's Class A common stock, or, if publicly traded, shares of ULA common stock. If the employee's employment terminates other than in the case of death, disability or the like, all unvested options lapse and all vested options must be exercised within 90 days of the termination date. At December 31, 2002, options based on 674,739 shares were outstanding under the ULA Plan. The ULA Plan expired June 1, 2003. Options outstanding prior to such date shall continue to be recognized, but no new grants of options may be made thereafter.

Compensation of Directors

Until April 1, 2003, United compensated its outside directors at $500 per month and $1,000 per board and committee meeting attended ($500 for telephonic meetings). Commencing April 1, 2003, United compensates its outside directors at $20,000 per year and $1,500 per board and committee meeting attended ($750 for telephonic meetings). Directors who are also employees of United receive no additional compensation for serving as directors. United reimburses all of its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the board. In addition, under the Stock Option Plan for Non-Employee Directors effective June 1, 1993 (the "1993 Plan"), established by Old UGC and assumed by United on January 30, 2002, each non-employee director received options for 20,000 shares of Class A common stock upon the effective date of the 1993 Plan or upon election to the board, as the case may be. Options for Old UGC shares granted under the 1993 Plan prior to the merger transaction are now exercisable for shares of our Class A common stock. Effective March 14, 2003, the board terminated the 1993 Plan. At the time of termination, United had granted options for an aggregate of 860,000 shares of Class A common stock, of which options for 271,667 shares have been cancelled. Options outstanding at termination shall continue to be recognized, but no new grants of options may be made. Options granted under the 1993 Plan vest 25% on the first anniversary of the respective dates of grant and thereafter in 36 equal monthly increments. Such vesting is accelerated upon a "change of control" of United.

The non-employee directors also participate in the Stock Option Plan for Non-Employee Directors effective March 20, 1998 (the "1998 Plan"), established by Old UGC and assumed by United on January 30, 2002, and the Incentive Plan. Pursuant to the 1998 Plan, Messrs. Cole and Malone have each been granted options to acquire an aggregate of 180,000 shares of Class A common stock and Messrs. Carollo and Rochelle have each been granted options to acquire an aggregate of 140,000 shares of Class A common stock. Messrs. Bennett and Howard have each been granted options for an aggregate of 80,000 shares of Class A common stock. Options for Old UGC shares granted under the 1998 Plan prior to the merger transaction are now exercisable for shares of United Class A common stock. All options under the 1998 Plan have been granted at the fair market value of the shares at the time of grant, except the options granted to Messrs. Bennett and Howard, which were granted at greater than fair market value at the time of grant. Additional participation in the 1998 Plan is at the discretion of the Board. Options for an aggregate of 3,000,000 shares of Class A common stock may be granted under the 1998 Plan. As of March 1, 2003, under the 1998 Plan, United has granted options for an aggregate of 1,080,000 shares of Class A common stock. In addition, options for 247,500 shares have been cancelled, and 2,167,500 shares are available for future grants. All options under the 1998 Plan vest in 48 equal monthly installments commencing on the respective dates of grant. No awards have been granted to directors under the Equity Incentive Plan.

There are no other arrangements whereby any of United's directors received compensation for services as a director during Fiscal 2002 in addition to or in lieu of that specified by the aforementioned standard arrangement.

Compensation Committee Interlocks and Insider Participation

In connection with the merger transaction, the board passed a resolution appointing all outside directors of United as members of the Committee. The current members of the Committee are Messrs. Bennett, Carollo, Cole, Dick (since his appointment on March 14, 2003), Howard, Malone, Mr. Koff (since his appointment on September 19, 2003) and Rochelle. Each of such committee members is not and has not been an officer of United or any of its subsidiaries. None of United's executive officers has served as a director or member of a compensation committee of another company that had an executive officer also serving as a director or member of the Committee.

Limitation of Liability and Indemnification

United's Restated Certificate of Incorporation eliminates the personal liability of the directors to United and its stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. The Restated Certificate of Incorporation and Bylaws provide that United shall indemnify its officers and directors to the fullest extent permitted by law. United believes that such indemnification covers at least negligence and gross negligence on the part of indemnified parties.

CERTAIN TRANSACTIONS

Subscription for Old UGC Series E Preferred Stock; Conversion of Series E Preferred Stock; Exchange of Old UGC Class A Common Stock

On January 30, 2002, prior to the Liberty merger transaction, Old UGC issued 1,500 shares of its Series E preferred stock to the Principal Founders for an aggregate purchase price of $3,000,000, paid for with $6,000 cash and promissory notes. In the Liberty merger transaction, all of the 1,500 shares of Series E preferred stock were converted into an aggregate of 1,500 shares of Class A common stock of Old UGC, as the surviving entity in the Liberty merger transaction. The Series E preferred stock was issued just prior to the merger so that, when the merger became effective, the holders of the Series E preferred stock would then hold Old UGC's Class A common stock, which entitled them to elect one-half of the board of directors of Old UGC.

On May 14, 2002, the Principal Founders transferred all of the shares of Old UGC common stock held by them to us in exchange for an aggregate of 600,000 shares of our Class A common stock pursuant to an exchange agreement dated May 14, 2002, among such individuals and us. The exchange agreement superseded the exchange agreement entered into at the time of the merger but included the same financial terms. As a result of this exchange, Old UGC is now our wholly-owned subsidiary, and we are entitled to elect the entire board of directors of Old UGC. This transaction was the final step in the recapitalization of Old UGC.

Transactions with Liberty

The Merger Transaction

On January 30, 2002, we closed a merger and restructuring transaction with Liberty along with related transactions. These transactions substantially strengthened our balance sheet and positioned us to continue our business strategy more effectively.

  Immediately prior to the Liberty merger transaction on January 30, 2002:

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  Liberty contributed approximately 9.9 million shares of Old UGC Class B common stock and approximately 12.0 million shares of Old UGC Class A common stock to United. In exchange for these contributions, we issued Liberty approximately 21.8 million shares of our Class C common stock;

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  The Founders transferred their shares of Old UGC Class B common stock to limited liability companies, which limited liability companies then merged into us. As a result of such mergers, the Founders received approximately 8.9 million shares of our Class B common stock, which number of shares equals the number of shares of Old UGC Class B common stock transferred by them to the limited liability companies.

  As a result of the Liberty merger transaction:

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  Old UGC became our 99.5%-owned subsidiary;

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  Each share of Old UGC's Class A and Class B common stock outstanding immediately prior to the Liberty merger was converted into one share of our Class A common stock;

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  The shares of Old UGC's Series B, C and D preferred stock outstanding immediately prior to the Liberty merger were converted into an aggregate of approximately 23.3 million shares of our Class A common stock, which amount is equal to the number of shares of Old UGC's Class A common stock the holders of Old UGC's preferred stock would have received had they converted their preferred stock immediately prior to the Liberty merger;

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  The shares of Old UGC's Series E preferred stock outstanding immediately prior to the Liberty merger were converted into an aggregate of 1,500 shares of Old UGC's Class A common stock;

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  Liberty has the right to elect four members of our board of directors, which may have up to 12 members;

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  The Founders have the effective voting power to elect eight of our 12 directors; and

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  We had the right to elect half of Old UGC's directors and the Principal Founders had the right to elect the other half of Old UGC's directors.

As described above under "Subscription for Old UGC Series E Preferred Stock; Conversion of Series E Preferred Stock; Exchange of Old UGC Class A Common Stock", the Principal Founders have exchanged all of their shares of Old UGC Class A common stock for shares of our Class A common stock. Accordingly, Old UGC is now our wholly-owned subsidiary and we are entitled to elect all of the members of Old UGC's board of directors.

Post-Merger Contributions

Immediately following the Liberty merger transaction:

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  Liberty contributed to us the UPC Exchangeable Loan, which had an accreted value of $891.7 million as of January 30, 2002, and, as a result, UPC and its subsidiaries owe the amount payable under such loans to us rather than to Liberty;

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  Liberty contributed $200.0 million in cash to us;

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  Liberty contributed to us the United UPC Bonds and, as a result, UPC owes the obligations represented by the United UPC Bonds to us rather than to Liberty; and

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  In exchange for the contribution of these assets to us, we issued an aggregate of approximately 281.3 million shares of our Class C common stock to Liberty.

Loan Transactions

Prior to the Liberty merger on January 30, 2002, we acquired from Liberty $751.2 million aggregate principal amount at maturity of the senior notes of Old UGC, as well as all of Liberty's interest in IDT United. The purchase price for the senior notes and Liberty's interest in IDT United was:

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  our assumption of approximately $304.6 million of indebtedness owed by Liberty to Old UGC (due January 30, 2004); and

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  cash in the amount of approximately $143.9 million.

On January 30, 2002, LBTW I, Inc., a subsidiary of Liberty, loaned United Programming Argentina II, Inc. $17,270,537, of which $2,302,800 was used to purchase shares of preferred stock and promissory notes issued by IDT United. Following January 30, 2002, LBTW I, Inc. loaned United Argentina an additional $2,082,000, $6,696,000, $34,759,200, $36,417,600 and $5,502,520, as evidenced by promissory notes dated January 31, 2002, February 1, 2002, February 4, 2002, February 5, 2002 and February 28, 2002, respectively. We have used the proceeds of these loans to purchase additional shares of preferred stock and convertible promissory notes issued by IDT United. These notes to LBTW I, Inc. accrue interest at 8.0% annually, compounded and payable quarterly, and each note originally matured on its first anniversary. Pursuant to a loan deferral agreement dated January 28, 2003, Liberty has agreed to extend for one year the maturity of that portion of the principal of these loans to us that equals the amount we pay to purchase New UPC common stock or UPC assets, if any, as part of UPC's restructuring. On April 9, 2003 we purchased $107.2 million of UPC assets. See "— UPC Transactions." No interest on these loans is deferred by this loan deferral agreement.

On August 18, 2003, Liberty and the Founders entered into a share exchange agreement pursuant to which the Founders will sell all of their Class B common stock to Liberty. It is a condition to the Founders' obligation to consummate the transactions contemplated by the agreement, that Liberty extend the maturity date of the $102.7 million of notes until January 2009. The other current terms of the notes would remain unchanged. If we successfully complete the UGC Europe exchange offer and Liberty exercizes its preemptive right, the purchase price for the shares to be acquired by Liberty will be paid first from the cancellation of the $102.7 million of notes and second in cash.

Old UGC Class A Common Stock Purchase

On December 3, 2001, Old UGC issued 11,991,018 shares of its Class A common stock to Liberty in consideration for $20.0 million in cash.

Old UGC Senior Secured Notes Tender Offer and Consent Solicitation

In December 2001, IDT United commenced a cash tender offer for, and related consent solicitation with respect to, the entire $1.375 billion face amount of senior notes of Old UGC. This tender offer expired at 5:00 p.m., New York City time, on February 1, 2002. As of the expiration of the tender offer, holders of the notes had validly tendered and not withdrawn notes representing $1,350,373,000 aggregate principal amount at maturity. At the time of the tender offer, Liberty had an equity and debt interest in IDT United. As described above, we have acquired all of the Liberty's interest in IDT United.

Rights of Holders of Class C Common Stock under Certificate of Incorporation

Liberty and certain of its subsidiaries hold all of the issued and outstanding shares of our Class C common stock. Under our Restated Certificate of Incorporation, we are not permitted to take any action with respect to any of the following matters without the consent of a majority of the directors elected by the holders of our Class C common stock:

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  the acquisition or disposition of assets or issuance of equity securities in any twelve-month period exceeding 30.0% of our market capitalization (excluding a sale, by merger or otherwise, by us of all or substantially all of our assets or a reorganization of entities affiliated with us, provided that the holders of our Class C common stock are treated equally with holders of our Class B common stock and all holders of our Class B common stock are treated equally);

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  the issuance of any shares of our Class C common stock (other than pursuant to certain proportional purchase rights of the holders) or the issuance of any options exercisable for our Class B common stock in excess of 3.0 million shares in the aggregate;

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  the replacement of our Chief Executive Officer with anyone other than Michael T. Fries, John F. Riordan, Gene W. Schneider or Mark L. Schneider;

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  any amendment to our certificate of incorporation or bylaws that would adversely affect the rights of holders of our Class B common stock or our Class C common stock or any of their respective affiliates;

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  any material transaction between us and any of our officers or directors or family members or affiliates of such persons, other than employment contracts entered into in the normal course of business;

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  any issuance of preferred stock of Old UGC;

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  any disposition of or waiver of rights with respect to any indebtedness of UPC held by us; or

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  any change in our principal independent accounting firm.

Under our certificate of incorporation, if, prior to such time as Old UGC is no longer subject to the change of control provisions of the indentures of certain of its subsidiaries as described below, we issue shares of our Class B common stock and such issuance, together with any prior issuances of our Class B common stock as to which the holders of our Class C common stock did not have purchase rights under our certificate of incorporation, results in the voting power held by the holders of our Class C common stock being reduced below 90.0% of the voting power held by the holders of our Class C common stock immediately prior to such issuance or the first such issuance, each holder of shares of our Class C common stock will be entitled to acquire additional shares of our Class C common stock from us that would restore the voting power of such holder of our Class C common stock to 100% of its voting power immediately prior to such issuance or the first such issuance (whichever is greater). Holders of our Class C common stock may acquire such Class C common stock pursuant to this purchase right by purchasing it from us for cash or other form of consideration acceptable to us and/or exchanging shares of our Class A common stock on a one-for-one basis. The holders of our Class C common stock will not be entitled to the foregoing purchase rights in respect of any issuance of our Class B common stock in an amount such that, immediately following such issuance, the persons who were holders of equity securities immediately prior to such issuance then hold less than 30.0% of the voting power of our outstanding equity securities in the election of directors generally.

Stockholders Agreement

At the closing of the 2002 merger transaction, Liberty, Liberty Global, Inc., together with their permitted transferees, or the "Liberty Parties," the Founders, including Gene W. Schneider, Mark L. Schneider, Tina Wildes, various Schneider family trusts, and we entered into a Stockholders Agreement. We refer to the Founders, together with their permitted transferors, as the "Founder Parties." The material terms of the Stockholders Agreement are set forth below. Upon closing of the share exchange agreement between Liberty and the Founders, the Stockholders Agreement will be terminated, except as set forth in "—New Standstill Agreement".

Limitations on Conversion

Until such time as the provisions of Old UGC's indenture that require Old UGC to offer to repurchase the bonds issued thereunder upon a change of control of Old UGC are rendered inapplicable (either by redemption of the bonds, defeasance in accordance with the terms of the indenture, waiver or amendment) or such a change of control occurs, other than as a result of a breach of the standstill agreement by Liberty, the Liberty Parties will not convert any shares of our Class C common stock into shares of our Class A common stock if, after giving effect to the conversion, the Liberty Parties would have more than 50.0% of the combined voting power of our Class A common stock and our Class B common stock outstanding or would have more voting power than our Class A common stock and our Class B common stock owned by the Founder Parties. This limitation on the Liberty Parties' right to convert (a) will terminate if the aggregate voting power of the shares of Class A common stock and Class B common stock beneficially owned by any person or group (other than a group that is controlled by the Principal Founders and that consists solely of Founders) exceeds either 50.0% of our total voting power or the voting power held by the Founders and (b) will not apply to conversions made by the Liberty Parties in connection with sale or hedging transactions or any related pledges of their shares.

Change of Control Covenants

Subject to specified exceptions for governmental licenses, we will not take or permit any action that would result in our being subject to any covenants restricting the ability of Old UGC, us or any of our affiliates to effect a change of control, other than such covenants contained in Old UGC's indenture, unless any such change of control involving or caused by the action of any Liberty Party (other than a transfer of control, if control were obtained, by a Liberty Party to a third party) is exempted from the application and effects of any such restrictive covenants. We will not take or permit any action to extend or perpetuate the existing change of control covenants beyond the maturity date of the bonds issued under our outstanding indenture.

Rights of First Offer

Subject to specified exceptions, which are summarized below, no Liberty Party may transfer any shares of our Class B or Class C common stock, or convert any such shares to our Class A common stock, unless it first offers the Founders the opportunity to purchase the shares, and no Founder Party may transfer any shares of our Class B common stock, or convert any such shares to our Class A common stock, unless it first offers the Liberty Parties the opportunity to purchase the shares. If either the Liberty Parties or the Founder Parties decline to exercise their right of first offer, then the party proposing to transfer shares of our Class B or Class C common stock to a third party must convert the shares to our Class A common stock immediately prior to such transfer, unless, in the case of a proposed transfer by the Founder Parties, the number of shares being transferred by all Founder Parties to the same transferee represents at least a majority of all shares of our Class B common stock owned by the Founder Parties, their permitted transferees, and any other person that the Founder Parties have designated to purchase shares from the Liberty Parties pursuant to the Founder Parties' right of first offer. Prior to any event that permits the conversion of our Class C common stock into our Class B common stock, the number of shares that the Liberty Parties may transfer to a third party, when taken together with the number of shares of our Class A common stock previously transferred to a third party following their conversion from our Class C common stock, shall not exceed the number of shares of Class A common stock acquired after the closing of the 2002 merger transaction with Liberty from parties other than us (including upon conversion of our Class C common stock) or the Founder Parties, plus the number of shares of our Class A common stock that the Liberty Parties received in the merger transaction upon conversion of any of our Class A common stock of Old UGC acquired after December 3, 2001.

Permitted Transfers

The Liberty Parties and Founder Parties may transfer their shares of our Class B common stock and our Class C common stock to permitted transferees without having to first offer them to any other party. The Founder Parties' permitted transferees include other Founders, family members and heirs of the Founders and partnerships or trusts owned by or for the benefit of the Founders. The Liberty Parties' permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of our Class B common stock in loan and hedging transactions; provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the stockholders agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the Founders' shares that were in existence prior to May 25, 2001 are also allowed under the agreement. The stockholders agreement specifies some transactions that are not considered to be transfers for purposes of the agreement, and thus are generally not subject to the rights of first offer and other restrictions on transfer. Such transactions include: conversions of our Class C common stock to our Class B common stock or our Class B or Class C common stock to our Class A common stock, transfers pursuant to a tender or exchange offer approved by a majority of our board of directors, transfers by operation of law in connection with a merger, consolidation, statutory share exchange or similar transaction involving us, transfers pursuant to a liquidation approved by a majority of our board of directors and, in the case of Liberty, a transfer of (or control of) a Liberty Party that results in voting securities representing at least a majority of the outstanding voting power of such party or any ultimate parent entity of such party or its successor being beneficially owned by persons who prior to such transaction were beneficial owners of a majority of the outstanding voting power of the outstanding voting securities of Liberty (or any publicly traded class of voting securities of Liberty designed to track a specified group of assets or businesses), or who are control persons of any combination of the foregoing, as long as such ultimate parent entity of such transferred party becomes a party to the stockholders agreement and the standstill agreement executed in connection with the stockholders agreement with the same rights and obligations as Liberty.

Tag-Along Rights

If the Liberty Parties propose to transfer a majority of their shares of our Class B and Class C common stock to persons other than permitted transferees, and the Founder Parties do not purchase such shares, then the Founder Parties will be entitled to transfer a proportionate amount of their shares of our Class B common stock to the same purchaser on no less favorable terms. If the Founder Parties propose to transfer a majority of their shares of our Class B common stock to persons other than permitted transferees, and the Liberty Parties does not purchase such shares, then the Liberty Parties will be entitled to transfer a proportionate amount of their shares of our Class A, Class B and/or Class C common stock to the same purchaser on no less favorable terms.

Drag-Along Rights

If the Founder Parties propose to transfer a majority of their Class B common stock to an unaffiliated third party that is not a permitted transferee, and the Liberty Parties do not purchase such shares, then the Founder Parties can require the Liberty Parties to transfer to the same transferee on terms no less favorable than those on which the Founder Parties transfer their shares, at the election of the Liberty Parties, either (i) all of their shares of our Class B and Class C common stock, (ii) all of their common stock or (iii) a proportionate amount of each class of our common stock that they own; provided that the Liberty Parties will be required to transfer all of our common stock owned by them if, in connection with the proposed transfer by the Founder Parties, Gene W. Schneider, G. Schneider Holdings, Co., the Gene W. Schneider Family Trust, Mark L. Schneider and The MLS Family Partnership LLLP propose to transfer all shares of our common stock beneficially owned by them, which shares of common stock include shares of our Class B common stock representing at least 40% of the greater of the number of shares of our Class B common stock owned by them on the date of the stockholders agreement and the number of shares of Old UGC's Class B common stock owned by them on June 25, 2000.

Exchange of Shares

We will, on request, permit Liberty and its affiliates to exchange any shares of our Class A common stock owned by them for shares of our Class C common stock, or, following the conversion of our Class C common stock, our Class B common stock, on a one-for-one basis. We will, upon request and subject to applicable laws, permit Liberty and its affiliates to exchange any shares of capital stock of UPC, and any other affiliate of us (which shares were acquired from UPC or such affiliate), for shares of our Class C common stock or, following the conversion of the Class C common stock, Class B common stock. The new standstill agreement described below to be entered into at the closing of the share exchange agreement between Liberty and the Founders provides that the covenants described in this paragraph will survive the termination of the Stockholders Agreement.

Termination

The tag-along provisions, the drag-along provisions and the limitations on the conversion of shares of our Class C common stock to shares of our Class A common stock terminate on June 25, 2010, unless the stockholders agreement is terminated earlier. The stockholders agreement will terminate as to any Liberty Party or Founder Party the voting power of whose equity securities is reduced below 10% of the voting power of Old UGC such party held on June 25, 2000. The stockholders agreement will terminate in its entirety on the first to occur of (a) all of the Founders and their permitted transferees or Gene W. Schneider and Mark L. Schneider and their permitted transferees (other than the other Founders) holding less than 40% of the greater of the number of shares of our Class B common stock owned by them on the date of the stockholders agreement and the number of shares of Old UGC Class B common stock owned by them on June 25, 2000 (assuming for such purpose that any shares transferred by such persons to a Liberty Party continue to be owned by such person) or (b) the transfer by the Founder Parties of a majority of their shares of our Class B common stock to one or more Liberty Parties or one or more unaffiliated third parties.

Standstill Agreement

At the closing of the 2002 merger transaction, Liberty and we entered into a standstill agreement, the material terms of which are described below. The description below eliminates references to the indenture governing the Old UGC Senior Notes because, as a result of the consent solicitation effected in conjunction with the tender offer for those notes described above at "Transactions with Liberty – Old UGC Senior Secured Notes Tender Offer and Consent Solicitation," the relevant restrictive covenants have been eliminated from that indenture by the execution of a supplemental indenture. This standstill agreement will terminate upon the closing of the share exchange agreement between Liberty and the Founders. In connection with the UGC Europe exchange offer, we and Liberty have agreed to modify the terms of the standstill agreement which modified provisions will survive the termination of the standstill agreement. It is a condition to the the Founders' obligations under the share exchange agreement that we and Liberty enter into a new standstill agreement as described below. See "—New Standstill Agreement."

Limitation on Acquiring Securities and Other Actions

Liberty will not acquire our common stock in an amount that would cause their percentage of our total common stock outstanding, on a fully-diluted basis, to exceed the greater of (a) the sum of (i) the percentage beneficially owned by them immediately after the closing of the transactions contemplated by the merger agreement, plus (ii) the percentage represented by any shares acquired by them from (x) other parties to the stockholders agreement, including us, and (y) from UPC pursuant to a release agreement, dated February 22, 2001, among UPC, Old UGC, Liberty and Liberty Media International, Inc., or the "UPC Release", plus (iii) the percentage represented by an additional 25 million shares; provided that the number determined by clauses (a)(i) and (a)(iii) shall not exceed 81.0%, and (b) the sum of 81.0% plus the percentage determined by clause (a)(ii)(x). Liberty will not (a) solicit proxies with respect to our voting securities, (b) form, join or participate in a group if the group's ownership of our voting securities would exceed the maximum share ownership percentage described in this paragraph, unless certain Founders are part of such group, (c) deposit any of our voting securities into a voting trust or subject them to a voting agreement or similar arrangements, (d) solicit or encourage offers for us from persons other than Liberty or the Founders, or (e) call a meeting of stockholders or seek amendments to our bylaws without the consent of our board. Liberty will not be in breach of the restrictions on its maximum share ownership if its share ownership exceeds the maximum percentage specified solely because of any action taken by us in respect of which Liberty takes no action other than in its capacity as a holder of our equity securities, including, for example, a tender offer by us to acquire shares of our common stock that Liberty elects not to accept or the issuance of a dividend by us payable in cash or stock that Liberty elects to receive in stock.

Appraisal; Voting Rights

Liberty will not exercise appraisal rights as to any matter. Liberty will cause its shares to be present at meetings of our stockholders so as to be counted for quorum purposes. Except for matters as to which Liberty or the directors elected by the holders of our Class C common stock have approval rights under our Restated Certificate of Incorporation, the standstill agreement, the stockholders agreement or the United covenant agreement, or which, pursuant to our bylaws are required to be approved by our board prior to being submitted to the stockholders (in any such case, if such approval has not been obtained), Liberty will vote its shares of common stock on all matters submitted to a vote of stockholders, other than the election or removal of directors or a merger, sale or similar transaction involving us, either as recommended by our board or in the same proportion as all other holders of our common stock. Liberty will vote its shares of our common stock against any merger, consolidation, recapitalization, dissolution or sale of all or substantially all of our assets not approved by our board.

Until such time as the provisions of certain existing indentures to which certain of Old UGC's subsidiaries are currently subject that require such subsidiaries to offer to repurchase the bonds issued thereunder upon a change of control of Old UGC are rendered inapplicable (either by redemption of the applicable bonds, defeasance in accordance with the terms of the indenture, waiver or amendment) or such a change of control occurs, other than as a result of a breach of the standstill agreement by Liberty, Liberty will vote its shares in the election of directors in its sole discretion. Following such time (unless, in the case of the occurrence of a change of control as to which a defeasance or waiver of the change of control restrictions has not occurred, more than $200.0 million remains outstanding under Old UGC's indenture), Liberty will be entitled to nominate four members of our board or, if greater, a number equal to at least 33.0% of our board, and the Founders will be entitled to nominate the same number of directors. The then current board will nominate the remaining members of the board. Liberty will then be obligated to vote their shares of our common stock in favor of such nominees to our board and, unless requested to do so by the Founders, will not vote to remove any board member nominated by the Founders, except for cause. Pursuant to a separate voting agreement between United and the Founders, the Founders will likewise be obligated to vote its shares of our common stock in favor of such nominees to our board and, unless requested to do so by Liberty, will not vote to remove any board members nominated by Liberty, except for cause.

Limitations on Issuing High Vote Securities

We will not issue any of our Class B common stock or other equity security having more votes per share than our Class A common stock, or rights to acquire any such securities, other than to Liberty and its controlled affiliates unless and until our Class C common stock becomes convertible in full into our Class B common stock, except that we may issue up to an aggregate of 3.0 million shares of our Class B common stock upon exercise of options outstanding at the time of the closing of the merger transaction or subsequently issued options, and we may, on a majority vote of our board, issue preferred stock convertible into Class B common stock (but with no other conversion rights, no voting rights other than as are customary in preferred stocks and no special rights); provided that such preferred stock cannot be so converted prior to such time as the change of control provisions of the indentures described above no longer apply, and the total number of shares of our Class B common stock issuable upon conversion of such options and preferred stock must be less than the number of shares that would, if issued after such time as such change of control provisions in such indentures no longer apply, entitle Liberty to exercise the purchase rights described below.

Limitations on Transfer

Subject to certain exceptions, Liberty may not transfer any of our equity securities, unless the transfer is (i) to Liberty or a controlled affiliate of Liberty that is or becomes a party to the standstill agreement, (ii) to one or more underwriters in connection with a public offering, (iii) to one or more Founders or purchasers designated thereby pursuant to the right of first offer provisions of the stockholders agreement, provided that any such transferee, if other than a Founder, becomes subject to the stockholders agreement and, if other than a Founder or permitted transferee of a Founder, the standstill agreement, (iv) pursuant to the tag-along or drag-along provisions of the stockholders agreement, (v) otherwise made in accordance with the provisions of the stockholders agreement; provided that in the case of a transfer pursuant to clause (ii) or (v), if the transfer is to a non-affiliate, the transferring Liberty Party has no reason to believe that any person or group would obtain more than 10.0% of our voting power in the election of directors as a result of the transfer. The Liberty Parties may pledge their equity securities to financial institutions in connection with loan and hedging transactions that comply with the stockholders agreement.

Offers for United

If any person makes an offer to (i) acquire equity securities from us or from one or more of our stockholders by public offer, (ii) acquire all or substantially all of our assets, or (iii) effect a merger, consolidation, share exchange or similar transaction, we will give Liberty notice of such offer promptly upon receipt thereof, or, if giving such notice would violate any applicable law or agreement, promptly after public announcement of such offer. In no event will we give Liberty notice of such an offer less than ten days prior to accepting it. If we do not reject such an offer within five days, then Liberty or its affiliates may propose a competing offer to our board, and our board will in the exercise of its fiduciary duties consider in good faith waiving any provision of the standstill agreement that would restrict actions that might be taken by Liberty or its affiliates in support of such a competing offer.

If we propose to sell all or substantially all of our assets, effect a merger, consolidation, share exchange or similar transaction or issue shares of our Class B common stock in an amount sufficient that Liberty would not be entitled to exercise its purchase rights described below, then we will give Liberty notice of such proposal and will give Liberty an opportunity to propose an alternative transaction to our board.

Purchase Right

If, following such time as the change of control provisions of certain existing indentures to which certain of Old UGC's subsidiaries are currently subject no longer apply, we issue equity securities having more votes per share than our Class A common stock and such issuance, together with any prior issuance of high vote securities as to which Liberty did not have purchase rights, results in the voting power of Liberty's equity securities being reduced below 90.0% of their voting power prior to such issuance or the first such issuance, Liberty will be entitled to acquire a number of additional shares of our Class B common stock from us that would restore Liberty's voting power to 100% of what it was prior to such issuance or the first such issuance (whichever is greater). Liberty may acquire such shares of our Class B common stock by purchasing them from us for cash or other form of consideration acceptable to us and/or by exchanging shares of Class A common stock on a one-for-one basis. Liberty will not be entitled to the foregoing purchase rights in respect of any issuance of our Class B common stock in an amount such that, immediately following such issuance, the persons who were holders of our equity securities immediately prior to such issuance then hold less than 30.0% of the voting power of our outstanding equity securities in the election of directors generally.

Preemptive Right

If, at any time after the signing of the standstill agreement, we propose to issue any of our Class A common stock or rights to acquire our Class A common stock, Liberty will have the right, but not the obligation, to purchase a portion of such issuance sufficient to maintain its then existing equity percentage in us on terms at least as favorable as those given to any third party purchasers. This preemptive right will not apply to (i) the issuance of our Class A common stock or rights to acquire our Class A common stock in connection with the acquisition of a business from a third party not affiliated with us or any founder that is directly related to the existing business of us and our subsidiaries, (ii) the issuance of options to acquire our Class A common stock to employees pursuant to employee benefit plans approved by our board (such options and all shares issued pursuant thereto not to exceed 10.0% of our outstanding common stock), (iii) equity securities issued as a dividend on all equity securities or upon a subdivision or combination of all outstanding equity securities, or (iv) equity securities issued upon the exercise of rights outstanding as of the closing of the merger or as to the issuance of which Liberty had the right to exercise preemptive rights.

Termination

The standstill agreement will terminate on June 25, 2010, except for the restrictions on our ability to issue additional high vote securities and Liberty's purchase and preemptive rights; provided that the standstill agreement will terminate in its entirety upon termination of the stockholders agreement.

New Standstill Agreement

It is a condition to the Founders' obligation to consummate the share exchange with Liberty that Liberty enter into a new standstill agreement with us prior to the consummation of the share exchange in substance as described below. Our board has not yet approved the form or content of the new standstill agreement. The Founders can waive conditions to the share exchange agreement, including the requirement to enter into the new standstill agreement, if our board does not approve the new standstill agreement. Pursuant to the new standstill agreement, Liberty will agree, and will agree to cause its controlled affiliates, not to acquire additional shares of our common stock if immediately after giving effect to such acquisition their ownership of us would exceed 90% of all of our common stock then outstanding, which we refer to as a "triggering acquisition", unless before or promptly following the triggering acquisition, or in connection therewith, Liberty commences or causes to be commenced a transaction that involves an offer to acquire or that results in the acquisition of all of the outstanding shares of our common stock that are held by persons not affiliated with Liberty, which transaction may be a tender offer, exchange offer, merger or other transaction at Liberty's election and which we refer to as a "buyout transaction". A buyout transaction may be effected by means of a short-form merger of a parent and subsidiary as contemplated by Section 253 of the Delaware General Corporation Law (or its equivalent under the law of any other jurisdiction) with respect to which statutory appraisal rights are available to holders of minority interests, or a "short-form merger". If a buyout transaction is to be effected otherwise than pursuant to a short-form merger, and a majority of our independent directors shall have recommended against approval of such buyout transaction, Liberty may, but is not required to, proceed with the buyout transaction only if the value of the consideration to be paid per share in such buyout transaction, at the time such buyout transaction is approved or allowed to proceed, is not less than a fair price for our common stock as determined pursuant to an independent appraisal process set forth in the new standstill agreement. Liberty will agree not to effect a direct or indirect transfer of shares of our common stock representing control of us to any person or group unless the person who, after giving effect to such transfer, will control us undertakes to become a party to the new standstill agreement. Upon delivery of such an undertaking, Liberty will be released of all obligations under the new standstill agreement. Under the terms of this new standstill agreement, we would continue to permit Liberty and its affiliates, upon request, to exchange any shares of our Class A common stock owned by them for shares of our Class C common stock, or, following the conversion of our Class C common stock, our Class B common stock, on a one-for-one basis.

United Covenant Agreement

At the closing of the 2002 merger transaction, Liberty and we entered into an Agreement Regarding Additional Covenants. Pursuant to this agreement we have agreed that, without the consent of Liberty, we will not:

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  enter into any contract that purports to be binding on Liberty or its affiliates;

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  enter into any material contract with respect to which an act or omission by Liberty or its affiliates would result in a default or cancellation, or give rise to a repayment obligation or a loss of a material benefit;

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  enter into any contract between us and our subsidiaries, on the one hand, and Old UGC and its controlled affiliates, on the other;

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  transfer, pledge or otherwise dispose of UPC's Exchangeable Loan unless such transaction has been reviewed and approved by our board including, in the case of any transfer to any of our affiliates, including Old UGC or any of its affiliates, a majority of the directors elected by Liberty; or

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  amend the provision of our bylaws that requires approval by our board or a committee of our board of expenditures exceeding $10.0 million.

The agreement also provides that we will provide Liberty with certain financial information for use by Liberty in connection with the preparation of its financial statements.

Agreement Regarding Old UGC

At the closing of the 2002 merger transaction, Old UGC and Liberty entered into an agreement, the material terms of which are described in the following paragraph. The description below eliminates references to the indenture governing the Old UGC Senior Notes because, as a result of the consent solicitation effected in conjunction with the tender offer for those notes described above at "Transactions with Liberty – Old UGC Senior Secured Notes Tender Offer and Consent Solicitation", the relevant restrictive covenants have been eliminated from that indenture by the execution of a supplemental indenture.

This agreement provides that, without the consent of Liberty, Old UGC will not:

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  enter into any contract that purports to be binding on Liberty or its affiliates; or

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  enter into any material contract with respect to which an act or omission by Liberty or its affiliates would result in a default or cancellation, or give rise to a repayment obligation or a loss of a material benefit.

Without the consent of Liberty, and subject to specified exceptions for governmental licenses, Old UGC will not take or permit any action that would result in it being subject to any covenants restricting the ability of Old UGC or any of its affiliates to effect a change of control, other than such covenants contained in certain existing indentures to which certain of Old UGC's subsidiaries are currently subject, unless any such change of control involving or caused by the action of Liberty (other than a transfer of control, if control were obtained, by Liberty to a third party) is exempted from the application and effects of any such restrictive covenants. Old UGC will not take or permit any action to extend or perpetuate the existing change of control covenants under certain existing indentures to which certain of Old UGC's subsidiaries are currently subject beyond the maturity date of the bonds issued under such indentures.

Registration Rights Agreements

Liberty has entered into a registration rights agreement with us at the closing of the 2002 merger transaction providing Liberty and its affiliates certain registration rights with respect to our securities owned by them. The Founders entered into a substantially identical registration rights agreement, provided that the Founders are entitled to demand up to two registrations rather than five.

Under the terms of its registration rights agreement, Liberty is entitled to demand up to five registrations with respect to our securities or the securities of any successor entity to us now owned or hereafter acquired by Liberty or its affiliates provided the securities to be registered in any such registration equal a minimum of the lesser of 10.0% of the number of our shares beneficially owned by Liberty immediately after the effectiveness of the merger, or all of our securities owned by Liberty. The Founders are entitled to demand up to two registrations with similar minimum requirements. Neither Liberty nor the Founders may make more than two demands for registration in any 12-month period and we, subject to certain limitations, may preempt or in certain instances postpone registration of securities owned by Liberty or the Founders or an offering of securities registered under a shelf registration. Liberty and the Founders may demand that the securities they own be offered and sold on a continuous or delayed basis pursuant to a shelf registration in accordance with relevant securities laws. We have agreed to use our reasonable best efforts to cause each registration statement to remain effective for such a period, not to exceed 180 days (or two years, in the case of a shelf registration), as may be reasonably necessary to effect the sale of the securities registered thereunder. Each registration rights agreement also provides that a registration will not count as a demand registration until it has become effective and at least 90.0% of securities requested to be included in such registration have been registered and sold. We have agreed to use our reasonable best efforts to permit a period of at least 180 consecutive days during which a demand registration may be effected or an offering of securities may be effected under an effective shelf registration.

Each registration rights agreement also provides Liberty and the Founders unlimited "piggyback" registration rights for securities owned by them, which give Liberty and the Founders the right to include the securities they own in registration statements filed on behalf of us or third persons. These piggyback registration rights are subject to cutback by the underwriters involved in such registration, priority of the party initiating the registration and certain lockup limitations. Each registration rights agreement also limits us from granting other piggyback registration rights superior to Liberty's and the founders' rights.

Although we will be responsible for all expenses incurred in connection with any registration, we will not be responsible for applicable underwriting discounts, selling commissions or stock transfer taxes. Each registration rights agreement also includes customary indemnification and contribution provisions.

April 2003 Stock Exchange

On April 14, 2003, we issued 426,360 shares of our Class A common stock in a private transaction pursuant to a securities purchase agreement, dated April 8, 2003, between us and Liberty International B-L LLC, a majority-owned indirect subsidiary of Liberty. In consideration for the 426,360 shares of our Class A common stock we acquired 2,122 preference shares A of UPC, nominal value E1.00 per share and associated warrants to purchase 971,118 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. On April 8, 2003 and April 14, 2003, the closing price for our Class A common stock as reported on the Nasdaq National Market was $3.46 per share and $3.68 per share, respectively, making the value of the transaction approximately $1.5 million as of the contract date. There is no public market for the UPC preference shares or warrants. We issued shares of our Class A common stock in exchange for UPC preference shares A in similar transactions with non-affiliated third parties. The transaction with Liberty International B-L was no less favorable to us than these third-party transactions.

Founders Agreement for United

At the closing of the 2002 merger with Liberty, certain Founders, including Gene W. Schneider and Mark L. Schneider, entered into an agreement that establishes certain rights and obligations among themselves as holders of our common stock. Founders who are parties to this agreement will vote for director nominees who are selected under the agreement's terms, and are subject to first offer rights in the event they wish to transfer shares of our Class B common stock other than to permitted transferees. The agreement will terminate as to any Founder when he and his permitted transferees together hold less than 10% of our Class B common stock they held as of the closing.

UPC Transactions

On December 3, 2002 UPC commenced a proceeding under Chapter 11 of the United States Bankruptcy Code and a Dutch moratorium proceeding in The Netherlands. In furtherance of UPC's bankruptcy proceeding in the United States and moratorium proceeding in The Netherlands, UPC filed a plan of compulsory composition with the Dutch Bankruptcy Court and a proposed plan of reorganization and draft disclosure statement with the U.S. Bankruptcy Court. UPC has made available to its creditors and shareholders the disclosure statement upon approval of the disclosure statement by the U.S. Bankruptcy Court. In February 2003, UPC's shareholders approved UPC's proposed recapitalization, the U.S. Bankruptcy Court approved its proposed Chapter 11 plan of reorganization, and UPC's creditors entitled to vote on the plan of compulsory composition at a creditors' meeting at the Dutch court in Amsterdam voted in favor of the recapitalization. On March 13, 2003, the Dutch court ratified the plan of composition. Following appeals in the Dutch proceedings, the reorganization was completed on September 3, 2003 as provided in the pre-negotiated plan of reorganization.

On April 9, 2003, we purchased UPC's approximate 21.0% interest in SBS for E100.0 million. SBS creates, acquires, packages and distributes programming and other media content in many of our territories and elsewhere in Europe via commercial general entertainment television channels, radio stations and the Internet. Consummation of the purchase eliminated the right of UPC's other bondholders to participate in a UGC Europe equity issuance.

Company Loans Following Margin Calls

We have encouraged ownership of our common stock by our employee directors. In 2000 and 2001, as the price of Old UGC's and UPC's common stock declined along with the stock prices of other participants in our industry, certain third-party lenders issued margin calls to employee directors who had used their Old UGC or UPC common stock as collateral for personal loans. Sales of common stock in connection with these margin calls would have involved substantially all of the Old UGC and UPC common stock held by these directors. The board of directors determined that it was in the best interest of Old UGC and its stockholders to make the loans described below so that the employee directors could retain their stock. The terms of the loans were based on a good faith assessment by the board of directors of Old UGC of the market value of the collateral at the time the loans were made. At the time of the loans, the shares subject to margin calls included all or a portion of 188,792 shares of Old UGC Class A common stock, 672,316 shares of Old UGC Class B common stock and 735,094 ordinary shares of UPC, representing approximately 1.0% of the outstanding Class A common stock of Old UGC (assuming the conversion of the Class B shares to Class A shares) and less than 1.0% of the outstanding ordinary shares of UPC, respectively. The Old UGC board of directors believed their approval of these loans would permit our employee directors to retain their shares. Except to the extent permitted by the Sarbanes-Oxley Act of 2002 and other applicable law, we will not make further loans or modify the terms of existing loans to our directors and executive officers.

Each loan to current employee directors was secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries (other than ULA) to the borrower, and certain of the loans were also secured by an aggregate of 188,792 shares of Class A common stock and 672,316 shares of Class B common stock of United held by the director borrowers. Such shares represent less than 1.0% of the outstanding Class A common stock of United (assuming the conversion of Class B shares to Class A shares). Initially the loans were recourse to the borrower; however, in April 2001, the board of directors revised the loans to be non-recourse to the borrower, except to the extent of any pledged collateral. The loans bore interest at 90-day London Interbank Offer Rate, or "LIBOR", plus either (i) 2.5% if the value of the collateral equals or exceeds 200% of the outstanding loan balance or (ii) 3.5%. The directors subject to margin calls recused themselves from the board of directors' consideration of these transactions.

On January 22, 2003, United gave notice to two current employee directors of foreclosure on all of the collateral securing their loans, which loans had an outstanding balance on such date, including interest, of approximately $8.8 million. Such collateral included 861,108 shares of Class A and B common stock of United with a value on such date of approximately $2.2 million and 999,138 vested options to purchase shares of United with a value of approximately $400,000. In addition, the collateral included 1,710,418 unvested options to purchase shares of Class A common stock of United which were cancelled, of which 1,543,750 have an exercise price of $1.40, and the remainder has an exercise price above the current market price. The disinterested members of United's board of directors have authorized United to pay such employee directors a bonus in the aggregate amount of approximately $1.7 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

Since the issuance of the loans, one director borrower, John F. Riordan, has resigned from our board of directors and as an officer and director of UGC Europe. Pursuant to the terms of four promissory notes, Old UGC loaned Mr. Riordan $4,000,000 on November 22, 2000, $1,200,000 on January 29, 2001, and $3,500,000 on April 4, 2001. At the time of his resignation from the board on November 21, 2002, Mr. Riordan was also a member of UPC's board of management and UPC's President and Chief Executive Officer, and the outstanding balance of his loans, including accrued interest, was $9,660,883. These loans were secured by stock options and phantom options issued by us and our subsidiaries to Mr. Riordan, plus 735,094 ordinary shares of UPC. As of November 22, 2002, the market value of all such collateral was $29,404. The loans to Mr. Riordan have been extended to July 22, 2003, at which time such dates were again extended to November 19, 2003, pending further review of certain tax and other issues.

Fries Loans

Pursuant to the terms of various promissory notes, Old UGC loaned $186,941 on November 22, 2000, $205,376 on December 21, 2000 and $24,750 on June 25, 2001 to Michael T. Fries, and $668,069 on November 22, 2000, $450,221 on December 21, 2000, $275,000 on April 4, 2001, and $1,366,675 on June 25, 2001 to The Fries Family Partnership LLLP, a limited liability limited partnership, or the "Fries Partnership," a partnership that benefits Mr. Fries and his family. Mr. Fries guaranteed the loans to the Fries Partnership. The loans were secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries (other than ULA) to Mr. Fries, plus 6,000 shares of United Class A common stock owned by Mr. Fries and 140,792 shares of United Class A common stock and 91,580 shares of United Class B common stock owned by the Fries Partnership. The pledged shares represent less than 1.0% of the outstanding Class A common stock of United (assuming the conversion of Class B shares to Class A shares).

On January 22, 2003, United gave notice to Mr. Fries of foreclosure on all of the collateral securing his loans and the Fries Partnership loans. At the time of foreclosure, on January 27, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $3,519,168 for Mr. Fries and the Fries Partnership and the market value of the collateral was $687,743. In addition, the collateral included 794,792 unvested options to purchase shares of Class A common stock of United which were cancelled, of which 771,875 had an exercise price of $1.40, and the remainder had an exercise price above the current market price. The disinterested members of United's board of directors authorized United to pay Mr. Fries a bonus in the aggregate amount of approximately $1.2 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

Mark Schneider Loans

Old UGC loaned an aggregate of $1,441,667 to Mark L. Schneider until August 2001. These loans were secured by certain outstanding stock options and phantom options issued by United and its subsidiaries to Mr. Schneider, plus 42,000 shares of United Class A common stock and 170,736 shares of United Class B common stock of United. The pledged shares represent less than 1.0% of the outstanding Class A common stock of United (assuming the conversion of Class B shares to Class A shares).

On January 22, 2003, United gave notice to Mr. Schneider of foreclosure on all of the collateral securing his loans. At the time of foreclosure, on January 28, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $1,619,600 and the market value of the collateral was $570,448. In addition, the collateral included 915,626 unvested options to purchase shares of Class A common stock of United which were cancelled, of which 771,875 have an exercise price of $1.40, and the remainder has an exercise price above the current market price. The disinterested members of United's board of directors authorized United to pay Mr. Schneider a bonus in the aggregate amount of approximately $0.5 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

MLS Partnership Loans

Old UGC loaned an aggregate of $3,265,904 to The MLS Family Partnership LLLP, a partnership that benefits Mr. Mark Schneider and his family. A trust serves as the general partner of the MLS Partnership, and Gene W. Schneider and John F. Riordan serve as trustees of the trust. Mr. Mark Schneider guaranteed the loans to the MLS Partnership. These loans were secured by certain outstanding stock options and phantom options issued by United and its subsidiaries to Mr. Schneider, plus 410,000 shares of United Class B common stock. The pledged shares represent less than 1.0% of the outstanding Class A common stock of United (assuming the conversion of Class B shares to Class A shares).

On January 22, 2003, United gave notice to the MLS Partnership and Mr. Mark Schneider, as guarantor, of foreclosure on all the collateral securing the MLS Partnership loans. At the time of the foreclosure on January 28, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $3,668,988 and the market value of the collateral was $963,500.

Mark L. Schneider Transactions

In 1999, chello broadband loaned Mr. Schneider E2,268,901 so that he could acquire certificates evidencing the economic value of stock options granted to Mr. Schneider in 1999 for chello broadband ordinary shares B. This recourse loan, which is due and payable upon the sale of the certificates or the expiration of the stock options, bears no interest. Interest, however, is imputed and the tax payable on the imputed interest is added to the principal amount of the loan. In 2000, Mr. Schneider exercised chello broadband options through the sale of the certificates acquired with the loans proceeds. Of the funds received, E823,824 was withheld for payment of the portion of the loan associated with the options exercised. The outstanding loan balance was E1,465,338 at December 31, 2002. In 2003, chello broadband adjusted the loan balance to reflect unvested certificates transferred to chello broadband as a result of Mr. Schneider's resignation in 2001. The current outstanding loan balance is [E381,112].

Gene W. Schneider Transaction

In 2001, Old UGC's board of directors approved a "split-dollar" policy on the lives of Gene W. Schneider and his wife, Louise Schneider, for $30 million. Old UGC has agreed to pay an annual premium of approximately $1.8 million for this policy, which has a roll-out period of approximately 15 years. Old UGC's board of directors believed that this policy was a reasonable addition to Mr. Schneider's compensation package in view of his many years of service to the company. The Gene W. Schneider 2001 Trust is the sole owner and beneficiary of the policy, but has assigned to Old UGC policy benefits in the amount of premiums paid by Old UGC. The Trust will contribute to Old UGC an amount equal to the annual economic benefit provided by the policy. The trustees of the Trust are Mark Schneider, Tina Wildes and Carla Shankle. Upon termination of the policy, Old UGC will recoup the premiums that it has paid. The obligation of Old UGC to pay the premiums due on the policy will terminate upon the death of both insureds, on the lapse of the roll-out period, or at such time as the Trust fails to make its contribution to Old UGC for the premiums due on the policy.

John F. Riordan Transaction

In 2002, a subsidiary of UPC entered into a contract with Spinhalf Ltd for the provision of network services. This company is owned by a family member of UPC's former Chief Executive Officer, Mr. John Riordan. Amounts paid and/or accrued with respect to such contracted services to date are approximately E7.0 million. Until November 21, 2002, Mr. Riordan was one of our directors.

2002 Merger Transaction Loans

In January 2002 we closed a transaction with Liberty pursuant to which Liberty acquired a majority economic interest in us. We refer to this transaction as the "2002 merger transaction." When Old UGC issued shares of its Series E preferred stock in connection with the 2002 merger transaction, each of Curtis Rochelle, Albert M. Carollo, Gene W. Schneider and Mark L. Schneider delivered full-recourse promissory notes to Old UGC in the amount of $748,500 in partial payment of their subscriptions for the Series E preferred stock. The loans evidenced by these promissory notes bear interest at 6.5% per annum and are due and payable on demand on or after January 30, 2003, or on January 30, 2007 if no demand has by then been made. As of September 30, 2003, the aggregate outstanding balance of all these loans, including accrued interest, was $3,323,215.

On May 14, 2002, these stockholders exchanged their shares in Old UGC for shares in us, giving us 100% control of Old UGC. Notwithstanding the exchange, the foregoing loans remain outstanding. For a description of the exchange see "Subscription for Old UGC Series E Preferred Stock; Conversion of Series E Preferred Stock; Exchange of Old UGC Class A Common Stock" above.

Liberty Loan to Gene W. Schneider Following Margin Calls

On December 9, 2002, Gene W. Schneider and G. Schneider Holdings, LLLP, a Colorado limited liability limited partnership of which Mr. Schneider is the general partner, prepaid loans with an aggregate principal amount of $5.1 million that were made on June 21, 2002 by Liberty to Mr. Schneider and Schneider Holdings. Liberty originally extended the loans following receipt by Mr. Schneider and Schneider Holdings of margin calls in connection with certain indebtedness with a commercial bank. The loans accrued interest at an annual rate of LIBOR plus 2.0% and were due and payable, including accrued interest, on December 20, 2002. The loans were secured by an aggregate of 4,286,728 shares of our Class B common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of:

•
1,000,000,000 shares of Class A common stock;

•
1,000,000,000 shares of Class B common stock;

•
400,000,000 shares of Class C common stock; and

•
10,000,000 shares of preferred stock, all $0.01 par value per share.

As of November 14, 2003, we had outstanding:

•
105,314,202 shares of Class A common stock;

•
8,198,016 shares of Class B common stock;

•
303,123,542 shares of Class C common stock; and

•
no shares of preferred stock

The description of our capital stock in this prospectus is a summary of the terms of our certificate of incorporation.

Common Stock

Our Class A common stock, Class B common stock and Class C common stock have identical economic rights. They do, however, differ in the following respects:

•
Each share of Class A common stock, Class B common stock and Class C common stock entitles the holders thereof to one, ten and ten votes, respectively, on each matter to be voted on by our stockholders;

•
Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. At the option of the holder, each share of Class C common stock is convertible into one share of Class A common stock at any time or, under certain circumstances, into one share of Class B common stock. The Class A common stock is not convertible into Class B or Class C common stock. If the Class C common stock does not become convertible in full into Class B common stock by June 25, 2010, each share of Class C common stock shall be convertible, at the option of the holder, into 1.645 shares of Class A common stock or, under certain circumstances relating to the indentures of Old UGC and its subsidiaries, 1.645 shares of Class B common stock.

•
The approval of a majority of Class C directors is required for certain acquisitions or dispositions of assets, issuances of equity or debt securities, selection of a CEO not specified in our certificate of incorporation, amendment of our charter or bylaws in a manner adverse to holders of Class B or Class C common stock, amendment of our charter in a manner adverse to us or the holders of Class C common stock, certain related party transactions and changes in our principal independent accounting firm.

Holders of our Class A, Class B and Class C common stock vote as one class on all matters to be voted on by our stockholders, except for the election of directors or as specified by the Delaware General Corporation Law. Shares of our Class C common stock vote separately to elect four of our 12 person board of directors until such time as the shares of Class C common stock become convertible in full into shares of Class B common stock. Holders of Class A and B common stock, voting together, elect the other eight directors. After all shares of Class C common stock become convertible in full into shares of Class B common stock, all 12 of our 12-person board of directors will be elected by the holders of shares of Class A common stock, Class B common and Class C common stock voting together. Shares of Class C common stock will become convertible in full into shares of Class B common stock upon the occurrence of certain events relating to the indentures of Old UGC and certain of its subsidiaries.

Holders of our Class A, Class B and Class C common stock are entitled to receive any dividends that are declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our Class A, Class B and Class C common stock will be entitled to share in all assets available for distribution to holders of common stock. Holders of our Class A, Class B and Class C common stock have no preemptive right under our certificate of incorporation. Holders of shares of Class C common stock have purchase rights to prevent the dilution of the voting power of the Class C common stock by 10.0% or more of its voting power immediately prior to a dilutive issuance or issuances of Class B common stock. Our certificate of incorporation provides that if there is any dividend, subdivision, combination or reclassification of any class of common stock, a proportionate dividend, subdivision, combination or reclassification of one other class of common stock will be made at the same time.

We have appointed Mellon Investor Services LLC as the transfer agent and registrar for the Class A common stock.

Certain Other Rights of Holders of Class C Common Stock

Under the terms of our certificate of incorporation, we must have the approval of the majority of directors elected by the holders of Class C common stock, before we can:

•
acquire or dispose of assets or issue equity or debt securities, in any consecutive 12-month period, in an amount exceeding 30.0% of our market capitalization (excluding our sale by merger or otherwise, sale of all or substantially all of our assets, or a reorganization among affiliated entities, provided that the Class C common stockholders are treated equally with the Class B common stockholders and all Class B common stockholders are treated equally);

•
issue any additional shares of Class C common stock (other than upon the exercise of Liberty's preemptive rights or rights under the stockholders agreement or the exercise of the proportional purchase right granted to holders of Class C common stock under our certificate of incorporation);

•
issue any options exercisable for Class B common stock (other than certain options that have been assumed by us or that are permitted under the terms of our certificate of incorporation);

•
remove or replace our Chief Executive Officer, except in the case of one of four candidates pre-approved by Liberty;

•
amend our charter or bylaws in a manner adverse to Liberty or the holders of Class B or Class C common stock or their affiliates;

•
enter into any material transaction between us or any of its controlled affiliates (including Old UGC), on the one hand, and any of our directors of or any of our controlled affiliates (including Old UGC), any founder or any family member or other affiliate of any of the foregoing, on the other hand, excluding transactions between us and any of our controlled affiliates and employee matters in the ordinary course of business;

•
amend, alter or repeal any provision of Old UGC's charter that would be adverse to us or the holders of the Class C common stock or their affiliates;

•
issue any shares of Old UGC's preferred stock;

•
sell, assign, transfer or otherwise dispose of, or take any action in exercise of, or waive or amend any rights with respect to any debt securities issued or indebtedness incurred by UPC, or any of its subsidiaries, which debt is held by or which indebtedness is owed to us; or

•
change our principal accounting firm.

If any issuance of additional Class B common stock dilutes the voting power of the outstanding Class C common stock by 10.0% or more (on an as-converted basis), the holders of the Class C common stock will have the right to maintain their voting power by purchasing additional shares of Class C common stock at the same per share price as the Class B common stock per share issue price or by exchanging shares of Class A common stock for shares of Class C common stock on a one-for-one basis. At the option of the holder, each share of Class C common stock can be converted into one share of Class A common stock at any time or, upon the occurrence of certain events related to Old UGC's outstanding indebtedness, into one share of Class B common stock. If no conversion event has occurred by June 25, 2010, each share of Class C common stock may be converted into 1.645 shares of Class A common stock or, in some cases, 1.645 shares of Class B common stock, which could result in the issuance of a substantial number of additional shares.

The terms of the Class C common stock are set out in our restated certificate of incorporation.

Preferred Stock

We are authorized to issue 10.0 million shares of preferred stock. Our board of directors is authorized, without any further action by the stockholders, to determine the following for any unissued series of preferred stock:

  •
  voting rights;

  •
  dividend rights;

  •
  dividend rates;

  •
  liquidation preferences;

  •
  redemption provisions;

  •
  sinking fund terms;

  •
  conversion or exchange rights;

  •
  the number of shares in the series; and

  •
  other rights, preferences, privileges and restrictions.

In addition, the preferred stock could have other rights, including economic rights senior to common stock, so that the issuance of the preferred stock could adversely affect the market value of common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us without any action by the stockholders. We have no current plans to issue any preferred shares.

Market Listings

Our Class A common stock is listed for trading on The Nasdaq National Market. Our Class B common stock and Class C common stock have no established trading market. We may elect to list any class or series of securities on an exchange or other trading system, and in the case of Class A common stock, on an exchange or additional trading system, but, are not obligated to do so. No assurance can be given as to the liquidity of the trading market for any of our securities.

Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws summarized below may have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

Our certificate of incorporation or bylaws provide:

•
for a classified board of directors, with each class containing as nearly as possible one-third of the number of directors on the board and the members of each class serving for three-year terms;

•
that vacancies on the board of directors may be filled only by the remaining directors;

•
that the stockholders may take action only at an annual or special meeting of stockholders, and not by written consent of the stockholders;

•
that special meetings of stockholders generally can be called only by the board of directors;

•
that our stockholders may adopt, amend or repeal the bylaws only with the approval of holders of at least 66 2/3% of the voting power; and

•
for an advance notice procedure for the nomination, other than by the board of directors or a committee of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, we must receive notice of intent to nominate a director or raise business at meetings not less than 90 nor more than 120 days before the meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The affirmative vote of the holders of at least 66 2/3% of the voting power is required to amend or repeal these provisions or to provide for cumulative voting.

Delaware General Corporation Law, Section 203

We have elected not to be governed by Section 203 of the Delaware General Corporation Law.

SELLING SECURITYHOLDERS

The following table sets forth information with respect to the number of outstanding shares beneficially owned by the selling securityholders named below. The table also shows the number of shares of our Class A common stock being registered with respect to each selling securityholders and shares beneficially owned by the selling securityholders in the event the registered shares are actually sold. Each share of Class B common stock is convertible into one share of Class A common stock. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling securityholders may offer the shares for resale from time to time.

	Beneficial Ownership Before The Offering				Number of Shares To Be Registered in This Offering			Beneficial Ownership After The Offering(1)
	Number of Shares of				Number of Shares of			Number of Shares of
Selling Securityholders	Class A Stock		Class A Stock Underlying Class B Stock(2)	Percentage of Total Common	Class A Stock	Class A Stock Underlying Class B Stock(2)	Percentage of Total Common	Class A Stock	Class A Stock Underlying Class B Stock(2)	Percentage of Total Common
Founders:
Gene W. Schneider	208,290		1,743,216	*	208,290	1,743,216	*	–	–	–
The GWS Trust	–		400,000	*	–	400,000	*	–	–	–
G. Schneider Holdings, LLLP (formerly known as G. Schneider Holdings Co.)	–		3,063,512	*	–	3,063,512	*	–	–	–
Albert M. Carollo Sr.	230,000		–	*	230,000	–	*	–	–	–
Carollo Company	–		222,420	*	–	222,420	*	–	–	–
Mark L. Schneider	234,686		–	*	234,686	–	*	–	–	–
Curtis Rochelle	230,000		–	*	230,000	–	*	–	–	–
Rochelle Limited Partnership	150,000		1,796,940	*	150,000	1,796,940	*	–	–	–
Rochelle Investment Limited Partnership	142,134		222,368	*	142,134	222,368	*	–	–	–
Jim Rochelle	–		66,912	*	–	66,912	*	–	–	–
April Brimmer Kunz	63,200		32,756	*	63,200	32,756	*	–	–	–
Kathleen Jaure	–		76,912	*	–	76,912	*	–	–	–
K&R Enterprises(3)	4,000		–	*	4,000	–	*	–	–	–
Albert & Carolyn Company	–		222,412	*	–	222,412	*	–	–	–
James R. Carollo Living Trust	–		222,412	*	–	222,412	*	–	–	–
John B. Carollo Living Trust	–		111,200	*	–	111,200	*	–	–	–
Michael T. Fries	14,182		–		14,182	–	*	–	–	–
Tina M. Wildes	73,683	(4)	16,956	*	73,683	16,956	*	–	–	–

Founders Total	1,350,175		8,198,016	2.3	1,350,175	8,198,016	2.3	–	–	–

Non-Founders:
Alliance Balanced Shares	399		–	*	399	–	*	–	–	–
Alliance Growth Fund	90,415		–	*	90,415	–	*	–	–	–
EQ Alliance Common Stock Portfolio	271,444		–	*	271,444	–	*	–	–	–
Alliance Global Strategic Income Trust	6,029		–	*	6,029	–	*	–	–	–
Capital World Growth and Income Fund, Inc	20,092		–	*	20,092	–	*	–	–	–
Fundamental Investors, Inc.	225,035		–	*	225,035	–	*	–	–	–
The Income Fund of America	237,090		–	*	237,090	–	*	–	–	–
Liberty International B-L LLC(5)	426,360		–	*	426,360	–	*	–	–	–

Non-Founders Total	1,276,864		–	*	1,276,864	–	*	–	–	–

Total	2,627,039		8,198,016	2.6	2,627,039	8,198,016	2.6	–	–	–

*
Less than one percent.

(1)
Assumes all offered shares are sold.

(2)
Shares of Class A common stock into which Class B common stock is convertible.

(3)
April B. Kunz, Curtis Rochelle and Marian H. Rochelle are each a director and greater than 10% shareholder of K&R Enterprises and they each disclaim beneficial ownership to these shares, except to the extent of their respective pecuniary interest therein.

(4)
Includes 26,000 shares of our Class A common stock owned by her spouse. Ms. Wildes disclaims beneficial ownership of the shares held by her spouse.

(5)
Does not include shares held by Liberty Media Corporation, an affiliate of Liberty International B-L LLC, or other shares held by Liberty International B-L LLC.

Each of the founders is a long-time holder of Old UGC Class B common stock or an affiliate of such a long-time holder. The founders retain effective control over the selection of eight members of our 12 member board of directors (which currently has one vacancy). The founders have effectively controlled Old UGC and us since each company's formation. Several selling securityholders, or affiliates of selling securityholders, are officers and directors of our company. For a more detailed description of our relationships with selling securityholders, please carefully read "Beneficial Ownership of Certain Securityholders and Management", "Management", "Executive Compensation", and "Certain Transactions". Our Founders have agreed to transfer all of their Class B common stock to Liberty in exchange for Liberty securities and cash. The parties may terminate this share exchange agreement if the exchange has not been completed by December 31, 2003. The parties can also extend the termination to March 31, 2004 if regulatory consents are not received. If the Founders are unable to complete the exchange, they may sell the stock covered by this prospectus as described in "Plan of Distribution".

The GWS Trust is a trust organized pursuant to the laws of the State of Colorado. Tina M. Wildes is a beneficiary of the GWS Trust. The trustees of the GWS Trust are Ms. Wildes, Carla G. Shankle and W. Dean Salter.

G. Schneider Holdings, LLLP (formerly known as G. Schneider Holdings Co.) is a partnership organized pursuant to the laws of the State of Colorado of which Gene W. Schneider is the general partner.

Rochelle Limited Partnership is a limited partnership organized under the laws of the State of Wyoming of which the Curtis Rochelle Trust is the general partner and Curtis Rochelle is the trustee.

Rochelle Investment Limited Partnership is a limited partnership organized under the laws of the State of Wyoming of which the Marian H. Rochelle Revocable Trust is the general partner and Marian Rochelle, the wife of Curtis Rochelle, is the trustee.

The Carollo Company is a partnership organized under the laws of the State of Wyoming of which Albert M. Carollo, Sr. is the general partner.

Albert & Carolyn Company is a trust organized under the laws of the State of Wyoming of which Albert M. Carollo, Jr. is a trustee.

James R. Carollo Living Trust is a trust organized under the laws of the State of Wyoming of which James R. Carollo, the son of Albert Carollo, is the trustee.

John B. Carollo Living Trust is a trust organized under the laws of the State of Wyoming of which John B. Carollo, the son of Albert Carollo, is the trustee.

On February 12, 2003, we issued 368,287 shares of our Class A common stock in a private transaction pursuant to a securities purchase agreement dated February 6, 2003, among us and Alliance Balanced Shares, Alliance Growth Fund, Alliance Global Strategic Income Trust and EQ Alliance Common Stock Portfolio. In consideration for issuing the 368,287 shares of our Class A common stock, we acquired 1,833 preference shares A of UPC, nominal value E1.00 per share and warrants to purchase 890,030 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. The closing price for our Class A common stock as reported on the Nasdaq National Market on February 6, 2003 and February 12, 2003 was $2.36 per share and $2.33 per share, respectively, making the value of the transaction approximately $0.7 million as of the contract date. There is no public market for the UPC preference shares or warrants. The following table sets forth the number of shares of Class A common stock that we issued to the Alliance Parties and the ordinary shares A and warrants that we acquired from them in such transaction.

	Consideration Received from Selling Securityholders		Consideration Paid to Selling Securityholders
Selling Securityholder	UPC Preference Shares	UPC Warrants	United Class A Common Stock
Alliance Balanced Shares	2	971	399
Alliance Growth Fund	450	218,502	90,415
EQ Alliance Common Stock Portfolio	1,351	655,990	271,444
Alliance Global Strategic Income Trust	30	14,567	6,029

Total	1,833	890,030	368,287

On February 13, 2003, we issued 482,217 shares of our Class A common stock in a private transaction pursuant to a securities purchase agreement dated February 11, 2003, among us, and Capital Research and Management Company, on behalf of The Income Fund of America, Inc., Capital World Growth and Income Fund, Inc. and Fundamental Investors, Inc. In consideration for the 482,217 shares of our Class A common stock we acquired 2,400 preference shares A of UPC, nominal value E1.00 per share and warrants to purchase 1,165,342 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. The following table sets forth the number of shares of Class A common stock that we issued to the Capital Research Parties and the ordinary shares A and warrants that we acquired from them in such transaction. The closing price for our Class A common stock as reported on the Nasdaq National Market on February 11, 2003 and February 13, 2003 was $2.40 per share and $2.26 per share, respectively, making the value of the transaction approximately $1.2 million as of the contract date. There is no public market for the UPC preference shares or warrants.

	Consideration Received from Selling Securityholders		Consideration Paid to Selling Securityholders
Selling Securityholder	UPC Preference Shares	UPC Warrants	United Class A Common Stock
The Income Fund of America	1,180	572,960	237,090
Capital World Growth and IncomeFund, Inc	100	48,556	20,092
Fundamental Investors, Inc	1,120	543,826	225,035

Total	2,400	1,165,342	482,217

On April 14, 2003, we issued 426,360 shares of our Class A common stock in a private transaction pursuant to a Securities Purchase Agreement, dated April 8, 2003, between us and Liberty International B-L. In consideration for the 426,360 shares of our Class A common stock we acquired 2,122 preference shares A of UPC, nominal value E1.00 per share and warrants to purchase 971,118 ordinary shares A of UPC, nominal value E1.00 per share, at an exercise price of E42.546 per ordinary share. On April 8, 2003 and April 14, 2003, the closing price for our Class A common stock as reported on the Nasdaq National Market was $3.46 per share and $3.68 per share, respectively, making the value of the transaction approximately $1.5 million as of the contract date. There is no public market for the UPC preference shares or warrants.

As described in "Certain Transactions — Transactions with Liberty, — Rights of Holders of Class C Common Stock under Certificate of Incorporation, — Stockholders Agreement, — Standstill Agreement, — United Covenant Agreement, — Agreement Regarding Old UGC, — Registration Rights Agreement, — Liberty Loan to Gene W. Schneider Following Margin Calls", we have entered into numerous agreements with Liberty, the parent company of Liberty International B-L. Liberty currently owns 100% of the outstanding shares of our Class C common stock, as well as approximately 4.1% of the outstanding shares of our Class A common stock, and has the right to elect four of our 12 directors.

Except as set forth above, none of the selling securityholders has served as an officer, director, or employee of us, or had a material relationship with us or Old UGC, Inc., our predecessor company, over the past three years.

PLAN OF DISTRIBUTION

This registration statement will permit certain shares owned or pledged by some selling securityholders to be freely tradeable if the selling securityholders, or pledgees of securityholders, elect to sell such shares. The selling securityholders or their pledgees, donees, transferees or other successors in interest may offer the shares from time to time. They may sell the shares on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods.

•
to broker-dealers acting as principals;

•
through broker-dealers acting as agents;

•
in underwritten offerings;

•
in block trades;

•
in agency placements;

•
in exchange distributions; and

•
in brokerage transactions.

The selling securityholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling securityholders may grant a security interest in shares owned by them. If the secured parties foreclose on the shares, they may be selling securityholders. In addition, the selling securityholders may sell short the shares. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.

Any or all of the sales or other transactions involving the shares described above, whether completed by the selling securityholders, any broker-dealer or others, may be made using this prospectus. Sales and certain other transactions involving some of the shares described above are subject to the provisions of the Stockholders Agreement and Founders Agreement for United, including the rights of first offer, tag-along rights, drag along rights and other rights and obligations set forth in such agreements. See "Certain Transactions — Stockholders Agreement," and "Certain Transactions — Founders Agreement for United". In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive any proceeds from the sale of the shares by the selling securityholders, except to the extent the sale relates to any of the 600,000 shares that they received on May 14, 2002. The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling securityholders or by agreement between the selling securityholders and their underwriters, dealers, brokers or agents.

If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling securityholders or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the

Securities Act and any profits on the sale of shares by them may be discount commissions under the Securities Act. The selling securityholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.

The selling securityholders also may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling securityholders. The selling securityholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling securityholders may also pledge the shares to a broker-dealer and the broker-dealer may sell those shares upon a default.

We will pay all costs associated with this offering, other than fees and expense of counsel for the selling securityholders and any underwriting discounts and commissions, brokerage commissions and fees and transfer taxes.

We cannot assure you that the selling securityholders will sell any or all of the shares offered by them under this prospectus.

CERTAIN LEGAL INFORMATION

Legal Matters

The validity of the shares of United stock offered by this prospectus will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.

Experts

The consolidated financial statements of UnitedGlobalCom, Inc. as of and for the year ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002, consolidated financial statements contains an explanatory paragraph that states that the Company's primary operating subsidiary (United Pan-Europe Communications, N.V.) is currently under bankruptcy court supervision in both the United States and in The Netherlands, has suffered recurring losses from operations and is currently in default under certain of its significant bank credit facilities and senior notes and senior discount note agreements, which has resulted in a significant net working capital deficiency and raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

That report refers to a change in United's method of accounting for goodwill and other intangible assets in 2002.

That report refers to the revisions to the 2001 and 2000 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which we adopted as of January 1, 2002. However, KPMG LLP was not engaged to audit, review, or apply any procedures to our 2001 and 2000 consolidated financial statements other than with respect to such disclosures.

That report refers to a restatement of the consolidated financial statements as of and for the year ended December 31, 2002.

Arthur Andersen LLP was our independent public accountant with respect to our financial statements for the years ended December 31, 2000 and 2001. Such financial statements are included herein in reliance upon the report of Arthur Andersen dated April 12, 2002 (except with respect to the matter discussed in Note 23, as to which the date is May 14, 2002), and upon their authority as experts in accounting and auditing. Arthur Andersen LLP was indicted by the United States Department of Justice on federal obstruction of justice charges in early 2002, and ceased performing audits of public companies. The opinion of Arthur Andersen LLP included herein covers our financial statements as of and for the two years ended December 31, 2001. The opinion is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our annual report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to our Form S-1 Registration Statement filed on June 6, 2002. Arthur Andersen LLP has not reissued such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 to register the securities offered by the selling securityholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus.

We, as a reporting company, are subject to the informational requirements of the Securities Exchange Act of 1934 and accordingly file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy any materials filed with the Securities and Exchange Commission at the their Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Public Reference Room. As an electronic filer, our public filings are maintained on the Securities and Exchange Commission's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov. In addition, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as the complete S-1 registration statement, may be accessed free of charge through our website as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the Securities and Exchange Commission. Also, our Code of Business Conduct & Ethics is available on our website and amendments to and waivers from such Code will be disclosed through our website. The address of our website is http://www.unitedglobal.com; the information on such website is not a part of this prospectus.

Our Class A common stock is traded on The Nasdaq National Market, and copies of reports, proxy statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

UnitedGlobalCom, Inc.
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Three and Nine Months Ended September 30, 2003 and 2002
Unaudited Condensed Consolidated Statement of Stockholders' Equity (Deficit) for the Nine Months Ended September 30, 2003
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002
Notes to Unaudited Condensed Consolidated Financial Statements
Independent Auditors' Report
Report of Independent Public Accountants
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

UnitedGlobalCom, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except par value and number of shares)

(Unaudited)

	September 30, 2003	December 31, 2002
Assets
Current assets
Cash and cash equivalents	$312,777	$410,185
Restricted cash	36,897	48,219
Short-term liquid investments	1,767	45,854
Subscriber receivables, net	117,256	136,796
Related party receivables	4,131	15,402
Other receivables	48,203	50,759
Deferred financing costs, net	2,919	62,996
Other current assets, net	64,574	95,340

Total current assets	588,524	865,551
Long-term assets
Property, plant and equipment, net	3,586,494	3,640,211
Goodwill, net	1,309,033	1,184,132
Other intangible assets, net	87,760	79,977
Investments in affiliates, accounted for under the equity method, net	136,000	153,853
Deferred financing costs, net	51,077	—
Other assets, net	14,215	7,870

Total assets	$5,773,103	$5,931,594

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	September 30, 2003	December 31, 2002
Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Not subject to compromise:
Accounts payable	$188,152	$190,710
Accounts payable, related party	1,378	1,704
Accrued liabilities	371,155	328,927
Subscriber prepayments and deposits	149,113	127,553
Short-term debt	—	205,145
Notes payable, related party	102,728	102,728
Current portion of senior notes and senior discount notes	39,136	—
Current portion of other long-term debt	194,517	3,366,235
Other current liabilities	15,258	16,448

Total current liabilities not subject to compromise	1,061,437	4,339,450

Subject to compromise:
Accounts payable	401	38,647
Accrued liabilities	—	232,603
Short-term debt	6,138	—
Current portion of senior notes and senior discount notes	385,702	2,812,988

Total current liabilities subject to compromise	392,241	3,084,238

Long-term liabilities
Not subject to compromise:
Senior notes and senior discount notes	—	415,932
Other long-term debt	3,475,239	56,739
Net negative investment in deconsolidated subsidiaries	—	644,471
Deferred taxes	256,674	184,858
Other long-term liabilities	97,028	88,634

Total long-term liabilities not subject to compromise	3,828,941	1,390,634

Guarantees, commitments and contingencies (Note 6)
Minority interests in subsidiaries	143,897	1,402,146

Stockholders' equity (deficit)
Class A common stock, $0.01 par value, 1,000,000,000 shares authorized, 112,855,363 and 110,392,692 shares issued, respectively	1,129	1,104
Class B common stock, $0.01 par value, 1,000,000,000 shares authorized, 8,870,332 shares issued	89	89
Class C common stock, $0.01 par value, 400,000,000 shares authorized, 303,123,542 shares issued and outstanding	3,031	3,031
Additional paid-in capital	4,520,532	3,683,644
Deferred compensation	—	(28,473)
Class A treasury stock, at cost	(34,162)	(34,162)
Class B treasury stock, at cost	—	—
Accumulated deficit	(2,992,043)	(6,797,762)
Accumulated other comprehensive income (loss)	(1,151,989)	(1,112,345)

Total stockholders' equity (deficit)	346,587	(4,284,874)

Total liabilities and stockholders' equity (deficit)	$5,773,103	$5,931,594

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UnitedGlobalCom, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Statements of Operations
Revenue	$474,515	$384,736	$1,375,666	$1,113,508
Operating expense (1)	(186,406)	(203,520)	(574,394)	(584,569)
Selling, general and administrative expense	(131,004)	(104,628)	(395,051)	(344,632)
Depreciation and amortization	(192,002)	(201,173)	(598,207)	(538,810)
Impairment and restructuring	459	1,390	1,555	(21,505)

Operating income (loss)	(34,438)	(123,195)	(190,431)	(376,008)
Interest income, including related party income of $36, $1,350, $965, and $4,498, respectively	2,698	3,680	10,603	26,297
Interest expense, including related party expense of $2,072, $1,985, $6,147 and $22,734, respectively	(73,945)	(157,212)	(263,813)	(495,707)
Foreign currency exchange gain (loss), net	(276,529)	(62,217)	137,882	434,299
Gain (loss) on sale of investments in affiliates, net	(283)	155,754	281,321	142,842
Gain on extinguishment of debt	2,109,596	—	2,183,997	2,208,782
Other expense, net	(1,107)	(31,808)	(15,147)	(194,023)

Income (loss) before income taxes and other items	1,725,992	(214,998)	2,144,412	1,746,482
Reorganization expense	(6,276)	—	(19,996)	—
Income tax expense, net	(13,986)	(16,736)	(71,505)	(175,911)
Minority interests in subsidiaries, net	42,582	(45,450)	43,319	(87,862)
Share in results of affiliates, net	(11,203)	1,970	279,832	(75,778)

Income (loss) before cumulative effect of change in accounting principle	1,737,109	(275,214)	2,376,062	1,406,931
Cumulative effect of change in accounting principle	—	—	—	(1,344,722)

Net income (loss)	$1,737,109	$(275,214)	$2,376,062	$62,209

Earnings per share (Note 10):
Basic net income before cumulative effect of change in accounting principle	$4.19	$(0.67)	$9.17	$3.67
Cumulative effect of change in accounting principle	—	—	—	(3.52)

Basic net income (loss)	$4.19	$(0.67)	$9.17	$0.15

Diluted net income before cumulative effect of change in accounting principle	$4.18	$(0.67)	$9.17	$3.66
Cumulative effect of change in accounting principle	—	—	—	(3.50)

Diluted net income (loss)	$4.18	$(0.67)	$9.17	$0.16

Statements of Comprehensive Income
Net income (loss)	$1,737,109	$(275,214)	$2,376,062	$62,209
Other comprehensive income, net of tax:
Foreign currency translation adjustments	335,024	(24,600)	(37,852)	(436,368)
Change in fair value of derivative assets	—	(10)	10,616	10,504
Other	(18,465)	(78)	(12,408)	355

Comprehensive income (loss)	$2,053,668	$(299,902)	$2,336,418	$(363,300)

(1)
Exclusive of items shown separately below, including depreciation and amortization and impairment and restructuring.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UnitedGlobalCom, Inc.
Condensed Consolidated Statement of Stockholders' Equity (Deficit)
(In thousands, except number of shares)
(Unaudited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock				Class A Treasury Stock		Class B Treasury Stock
														Accumulated Other Comprehensive Income (Loss)
							Additional Paid-In Capital	Deferred Compensation					Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount	Shares	Amount			Total
December 31, 2002	110,392,692	$1,104	8,870,332	$89	303,123,542	$3,031	$3,683,644	$(28,473)	7,404,240	$(34,162)	—	$—	$(6,797,762)	$(1,112,345)	$(4,284,874)
Issuance of Class A common stock for UPC preference shares	2,155,905	22	—	—	—	—	6,082	—	—	—	—	—	1,423,102	—	1,429,206
Issuance of Class A common stock in connection with stock option plans	253,000	2	—	—	—	—	1,079	—	—	—	—	—	—	—	1,081
Issuance of Class A common stock in connection with 401(k) plan	53,766	1	—	—	—	—	218	—	—	—	—	—	—	—	219
Issuance of common stock by UGC Europe for debt	—	—	—	—	—	—	963,625	—	—	—	—	—	—	—	963,625
Equity transactions of subsidiaries	—	—	—	—	—	—	(134,116)	1,896	—	—	—	—	6,555	—	(125,665)
Amortization of deferred compensation	—	—	—	—	—	—	—	26,577	—	—	—	—	—	—	26,577
Receipt of Class A and Class B common stock in satisfaction of executive loans	—	—	—	—	—	—	—	—	188,792	—	672,316	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	2,376,062	—	2,376,062
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	(37,852)	(37,852)
Change in fair value of derivative assets	—	—	—	—	—	—	—	—	—	—	—	—	—	10,616	10,616
Unrealized gain (loss) on available-for-sale securites	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,214)	(12,214)
Amortization of cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—	—	—	—	—	—	(194)	(194)

September 30, 2003	112,855,363	$1,129	8,870,332	$89	303,123,542	$3,031	$4,520,532	$—	7,593,032	$(34,162)	672,316	$—	$(2,992,043)	$(1,151,989)	$346,587

Accumulated Other Comprehensive Income (Loss)

	September 30, 2003	December 31, 2002
	(In thousands)
Foreign currency translation adjustments	$(1,156,366)	$(1,118,514)
Fair value of derivative assets	—	(10,616)
Other	4,377	16,785

Total	$(1,151,989)	$(1,112,345)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UnitedGlobalCom, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash Flows from Operating Activities
Net income	$2,376,062	$62,209
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	598,207	538,810
Impairment and restructuring	(1,555)	21,505
Stock-based compensation	28,647	25,618
Accretion of interest on senior notes and amortization of deferred financing costs	47,607	188,683
Unrealized foreign exchange gains, net	(114,016)	(431,122)
(Gain) loss on sale of investments in affiliates and other assets, net	(281,321)	(142,842)
Gain on extinguishment of debt	(2,183,997)	(2,208,782)
Loss on derivative securities	11,450	157,764
Adjustment of UPC Polska notes to allowed claim value	(19,457)	—
Deferred tax provision	70,407	157,180
Minority interests in subsidiaries, net	(43,319)	87,862
Share in results of affiliates, net	(279,832)	75,778
Cumulative effect of change in accounting principle	—	1,344,722
Change in receivables, net	51,930	52,565
Change in other assets	17,531	16,024
Change in accounts payable, accrued liabilities and other	(4,903)	(252,406)

Net cash flows from operating activities	273,441	(306,432)

Cash Flows from Investing Activities
Capital expenditures	(227,698)	(234,120)
Purchase of short-term liquid investments	(1,489)	(98,560)
Proceeds from sale of short-term liquid investments	45,560	94,662
Restricted cash released, net	14,427	38,393
Investments in affiliates and other investments	(20,931)	(2,090)
Proceeds from sale of investments in affiliated companies	44,558	—
New acquisitions, net of cash acquired	(784)	(21,098)
Purchase of interest rate swaps	(9,750)	—
Settlement of interest rate swaps	(58,038)	—
Other	4,816	24,186

Net cash flows from investing activities	(209,329)	(198,627)

Cash Flows from Financing Activities
Issuance of common stock	1,081	200,006
Proceeds from short-term and long-term borrowings	11,269	9,217
Proceeds from note payable to shareholder	—	102,728
Retirement of existing senior notes	—	(231,630)
Deferred financing costs	(2,233)	(18,293)
Repayments of short-term and long-term borrowings	(187,152)	(82,090)

Net cash flows from financing activities	(177,035)	(20,062)

Effect of Exchange Rates on Cash	15,515	30,098

Decrease in Cash and Cash Equivalents	(97,408)	(495,023)
Cash and Cash Equivalents, Beginning of Period	410,185	920,140

Cash and Cash Equivalents, End of Period	$312,777	$425,117

Supplemental Cash Flow Disclosures:
Cash paid for reorganization expenses	$25,518	$—

Cash paid for interest	$170,997	$222,685

Cash received for interest	$7,050	$18,400

Cash paid for income taxes	$—	$14,260

Non-cash Investing and Financing Activities:
Issuance of common stock for financial assets	$—	$1,206,441

Assumption of note payable for financial assets	$—	$304,598

Issuance of subsidiary common stock for financial assets	$963,625	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UnitedGlobalCom, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements

1.     Organization and Nature of Operations

UnitedGlobalCom, Inc. (together with its subsidiaries the "Company", "United", "we", "us", "our" or similar terms) was formed in February 2001 as part of a series of planned transactions with Old UGC, Inc. ("Old UGC", formerly known as UGC Holdings, Inc.) and Liberty Media Corporation (together with its subsidiaries and affiliates "Liberty"), which restructured and recapitalized our business. We are one of the largest broadband communications providers outside the United States in terms of homes passed and number of subscribers. We provide broadband distribution services in 15 countries worldwide. Our operations are grouped into two major geographic regions—Europe and Latin America. Our European operations are held through our 66.75% owned, publicly-traded subsidiary, UGC Europe, Inc. ("UGC Europe"), which is one of the leading broadband communications and entertainment companies in Europe. Through its broadband networks, UGC Europe provides television, Internet access, telephone and programming services. UGC Europe's operations are currently organized into two principal divisions—UPC Broadband and chello Media. UPC Broadband delivers video, Internet access and telephone services to residential customers, and chello Media provides broadband Internet and interactive digital products and services and also operates a competitive local exchange carrier business providing telephone and data network solutions to the business market. Our primary Latin American operation is our wholly-owned Chilean operation, VTR GlobalCom S.A. ("VTR"). VTR is Chile's largest multi-channel television and high-speed Internet access provider in terms of homes passed and number of subscribers, and the second largest provider of residential telephone services in terms of lines of service.

2.     Liquidity and Restructuring

United Corporate

As of September 30, 2003, excluding restricted cash of $3.8 million, we had $77.8 million in cash on hand, of which United, Old UGC, United Latin America, Inc. ("ULA") and other wholly-owned subsidiaries had $31.4 million, $9.2 million, $27.2 million and $10.0 million, respectively. As of September 30, 2003, we had negative working capital of $46.4 million, due primarily to notes payable to Liberty totaling $102.7 million ("Liberty Notes") and senior notes of Old UGC of $24.6 million ("Old UGC Senior Notes").

In August 2003, certain of our founding stockholders (the "Founders") and Liberty entered into a share exchange agreement pursuant to which the Founders agreed to exchange an aggregate of 8,198,016 shares of Class B common stock (representing all of the outstanding shares of our Class B common stock) for securities of Liberty and cash. Upon completion of this exchange, Liberty will own greater than 90.0% of the combined voting power of our common stock. Upon closing of this transaction, the maturity of the Liberty Notes will be extended from January and February 2004 until January 2009.

On November 12, 2003, we announced revised terms to our offer (originally commenced on October 6, 2003), through a wholly-owned subsidiary, to exchange our Class A common stock for the 16.6 million outstanding shares of UGC Europe common stock not owned by our subsidiaries or us. This exchange offer is conditioned on the tender of a sufficient number of outstanding shares of UGC Europe common stock such that, upon completion of the exchange offer, we will own at least 90% of the outstanding shares of UGC Europe common stock on a fully diluted basis. If the exchange offer is successful, we will then effect a "short-form" merger with UGC Europe. As provided by Delaware law, this short-form merger may be effected without the approval or participation of UGC Europe's board of directors or the remaining holders of UGC Europe's common stock. We will effect the short-form merger as soon as practicable after we complete this exchange offer, unless we are prevented from doing so by a court or other legal requirement. In the short-form merger each share of UGC Europe common stock not tendered in the exchange offer would be converted into the right to receive the same consideration offered in the exchange offer. The exchange offer is conditioned upon satisfaction of various conditions, some of which we may waive.

In connection with the exchange offer, Liberty has the option (but not the obligation) to acquire up to a number of shares of our Class A common stock to enable it to hold 55.0% of the total number of shares outstanding following the exchange offer and merger (assuming for purposes of that calculation that Liberty had acquired 8,198,016 shares of our Class B common stock pursuant to the transaction with the Founders, or, if greater, a number of shares, the purchase price for which would retire the Liberty Notes, but not exceeding the number of shares that would enable Liberty to hold more than 60.0% of our total outstanding shares, taking into account the shares to be acquired in the transaction with the Founders). The purchase price of the shares will be the arithmetic average of the volume weighted average prices for UGC Europe common stock for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares in the exchange offer, divided by 10.3, the exchange ratio. If Liberty exercises its pre-emptive right, the purchase price will be paid first by cancellation of the Liberty Notes and second by cash.

The Old UGC Senior Notes began to accrue interest on a cash-pay basis on February 15, 2003, with the first payment due August 15, 2003. Old UGC did not make this interest payment. Because this failure to pay continued for a period of more than 30 days, an event of default exists under the terms of the Old UGC Senior Notes indenture. Old UGC, which principally owns our interests in Latin America and Australia, has reached an agreement in principle with certain of its creditors, including us and IDT United, Inc. (in which we have a 93.7% fully diluted interest and a 33.3% common equity interest), on the economic terms to restructure the Old UGC Senior Notes, and expects to formalize a restructuring proposal in the near future. The outstanding principal balance of the Old UGC Senior Notes is $1.262 billion. We, IDT United and third parties hold $638.0 million, $599.2 million and $24.6 million, respectively, of the Old UGC Senior Notes. We expect that the proposal, if implemented, would result in the acquisition by Old UGC of the Old UGC Senior Notes held by us and IDT United for Old UGC common stock. Subject to consummation of such acquisition, we expect to acquire the third-party interests in IDT United, in which case Old UGC would continue to be wholly owned by us.

If these transactions close as contemplated, we believe our working capital will be sufficient to fund our corporate operations for the next year.

UGC Europe

On September 3, 2003, UGC Europe acquired more than 99.9% of the stock of, and became the successor issuer to, United Pan-Europe Communications N.V. ("UPC") as a result of the consummation of UPC's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and insolvency proceedings under Dutch law. Upon consummation of the reorganization plan, we became the holder of 66.75% of UGC Europe's common stock in exchange for the equity and indebtedness of UPC that we owned before the reorganization. UPC's other bondholders exchanged their ownership of UPC's senior notes and senior discount notes for 32.5% of UGC Europe's common stock, and third-party holders of UPC's ordinary shares and preference shares exchanged their securities for 0.75% of UGC Europe's common stock.

We accounted for this restructuring on September 3, 2003 as a reorganization of entities under common control at historical cost, similar to a pooling of interests. Under reorganization accounting, we have consolidated the financial position and results of operations of UGC Europe as if the reorganization had been consummated at inception. We previously recognized a gain on the effective retirement of UPC's senior notes, senior discount notes and UPC's Exchangeable Loan held by us when those securities were acquired directly and indirectly by us in connection with our merger transaction with Liberty in January 2002. The issuance of common stock by UGC Europe to third-party holders of the remaining UPC senior notes and senior discount notes was recorded at fair value. This fair value was significantly less than the accreted value of such debt securities as reflected in our historical consolidated financial statements. Accordingly, for consolidated financial reporting purposes, we recognized a gain of $2.1 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over the fair value of UGC Europe common stock issued, as follows:

	Fair Value of UGC Europe Common Stock	Carrying Amount of Liabilities Extinguished	Gain on Extinguishment
	(In thousands)
UPC senior notes and senior discount notes, including accrued interest	$963,625	$3,063,094	$2,099,469
Other liabilities subject to compromise	—	10,127	10,127

Total gain on extinguishment of debt	$963,625	$3,073,221	$2,109,596

With the successful completion of its restructuring, UGC Europe believes that its existing cash balances, working capital, cash flow from operations and draw downs available under its bank facility will be sufficient to fund operations for the next year. However, should the operating results fall short of management's expectations, revisions to UGC Europe's bank facility or additional debt or equity may be necessary. Such debt or equity may not be able to be obtained in a timely manner or on acceptable terms.

3.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, these statements do not include all of the information required by GAAP for complete financial statements. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These statements should be read together with the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K/A for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements include our accounts and all subsidiaries where we exercise a controlling financial interest through the ownership of a direct or indirect majority voting interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Polish Restructuring

A Delaware subsidiary of UPC, UPC Polska, Inc. ("UPC Polska") has over time incurred substantial debt, significant operating losses and negative cash flow which were driven by the large capital investment required for the construction and acquisition of cable networks, acquisition of programming rights and the costs associated with commencing direct-to-home ("DTH") and programming operations. After commencing an internal reorganization in 2001 and discussions with its creditors throughout 2002, UPC Polska, directly and through its advisors, started discussions with UPC, UPC Telecom B.V. (a subsidiary of UPC), Belmarken (collectively, the "UPC Entities") and a group of holders of UPC Polska's outstanding senior discount notes due 2008 and 2009 (the "UPC Polska Notes"). These discussions culminated in the execution, on June 19, 2003, of a restructuring agreement (the "Restructuring Agreement"), which was extended to an additional creditor on July 2, 2003. In the Restructuring Agreement, the parties agreed to implement the proposed restructuring through a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On July 7, 2003, UPC Polska filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. UPC Telecom, Belmarken and the participating noteholders also agreed, subject to the terms and conditions of the Restructuring Agreement, to vote their claims in favor of the plan of reorganization. As of the date of this filing, the participating noteholders (excluding UPC Telecom and Belmarken) represented approximately 75% (in value) of all outstanding UPC Polska Notes held by third parties that are not affiliates of UPC Polska (approximately 17% of all outstanding UPC Polska Notes are held by UPC Telecom). On October 27, 2003, UPC Polska filed an amended disclosure statement and amended plan of reorganization with the U.S. Bankruptcy Court. A hearing was held in the U.S. Bankruptcy Court on October 29, 2003, pursuant to which the Bankruptcy Court approved the amended disclosure statement. A hearing for confirmation of the amended plan of reorganization is scheduled for December 3, 2003. UGC Europe presently expects that the amended plan of reorganization will become effective and the restructuring will be completed by the end of 2003. The Polska Creditors Committee has informed UPC Polska that it does not intend to support the amended plan of reorganization or the proposed restructuring as currently proposed. UGC Europe believes that the bondholders owning 75% (in value) of the UPC Polska Notes held by unaffiliated third parties, including four of the seven members of the Polska Creditors Committee, are obligated by the Restructuring Agreement to vote their claims in favor of the amended plan of reorganization. The restructuring contemplated by the Restructuring Agreement is subject to various closing conditions. It is currently anticipated that UGC Europe will continue to own 100% of UPC Polska after the consummation of the restructuring.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of UPC Polska for all periods presented, as a result of our controlling financial interest through the ownership of a direct or indirect majority voting interest. We believe during UPC Polska's bankruptcy proceedings that we substantively control UPC Polska for the following primary reasons:

  •
  As the sole equity holder of UPC Polska, UGC Europe's wholly-owned subsidiary UPC Telecom had majority voting control before UPC Polska commenced voluntary bankruptcy proceedings and will have majority voting control of UPC Polska on its emergence from bankruptcy;

  •
  Our wholly-owned subsidiaries were able to negotiate the prearranged form of the voluntary bankruptcy filing by obtaining the agreement of the other key stakeholders (unaffiliated third-party bondholders) that our wholly-owned subsidiaries would continue to be UPC Polska's controlling equity holders upon UPC Polska's emergence from bankruptcy;

  •
  Based on an evaluation of pre-arranged debtor-in-possession bankruptcies filed in the U.S. and of the material terms of the Restructuring Agreement reached with the requisite majority of UPC Polska's unaffiliated third party bondholders, we believe that the U.S. Bankruptcy Court will confirm the plan of reorganization which is based on the Restructuring Agreement;

  •
  We believe the rights exercised by the U.S. Bankruptcy Court are protective in nature and, therefore, do not affect our continued substantive control over UPC Polska; and

  •
  We believe that consolidating UPC Polska provides the best and most transparent financial reporting to our financial statement users.

Accordingly, the accounts of UPC Polska have been consolidated for all periods presented in the accompanying unaudited condensed financial statements.

SOP 90-7

In connection with UPC Polska's bankruptcy proceeding, UPC Polska is required to prepare its unaudited condensed consolidated financial statements in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. In accordance with SOP 90-7, all of UPC Polska's pre-petition liabilities that are subject to compromise under its plan of reorganization are segregated in its unaudited condensed consolidated balance sheet as liabilities subject to compromise. These liabilities are recorded at the amounts expected to be allowed as claims in the bankruptcy proceedings rather than at the estimated amounts for which those allowed claims might be settled as a result of the approval of the plan of reorganization. The estimates for allowable amounts are based on accounting records, discussions with creditors and amounts as documented in the plan of reorganization, although these estimates of allowable amounts could change. Since we consolidate UPC Polska, financial information with respect to UPC Polska included in our accompanying unaudited condensed consolidated financial statements has been prepared in accordance with SOP 90-7. The following presents condensed financial information for UPC Polska in accordance with SOP 90-7:

September 30, 2003
(In thousands)
Balance Sheet
Assets
Current assets	$131,372
Long-term assets	108,932

Total assets	$240,304

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Not subject to compromise:
Accounts payable, accrued liabilities, debt and other	$48,880
Intercompany payable to UGC Europe (1)	3,546

Total current liabilities not subject to compromise	52,426

Subject to compromise:
Accounts payable	401
Accrued liabilities	—
Intercompany payable to UGC Europe (1)	4,324
Current portion of long-term debt	391,840
Debt owned by UGC Europe (1)	553,028

Total current liabilities subject to compromise	949,593

Long-term liabilities not subject to compromise	—

Minority interests in subsidiaries	—

Stockholders' equity (deficit)	(761,715)

Total liabilities and stockholders' equity (deficit)	$240,304

Three Months Ended September 30, 2003
(In thousands)
Statement of Operations
Revenue	$21,575
Expense	(16,538)
Depreciation and amortization	(7,029)

Operating income (loss)	(1,992)
Other income (expense), net	14,126

Net income (loss)	$12,134

(1)
Eliminated in consolidation.

The following presents certain other disclosures required by SOP 90-7 for UPC Polska:

Three Months Ended September 30, 2003
(In thousands)
Interest expense on liabilities subject to compromise (1)	$1,578

Contractual interest expense on liabilities subject to compromise	$28,172

Professional fees (classified as reorganization expense)	$1,744

Adjustment to UPC Polska notes to allowed claim value	$(19,457)

(1)
In accordance with SOP 90-7, interest expense on liabilities subject to compromise is reported in the accompanying unaudited condensed consolidated statement of operations only to the extent that it will be paid during the bankruptcy proceedings or to the extent it is considered an allowed claim.

Stock-Based Compensation

We account for our stock-based compensation plans and the stock-based compensation plans of our subsidiaries using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). We have provided pro forma disclosures of net income (loss) under the fair value method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure and Amendment of SFAS No. 123, as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands)
Net income (loss), as reported	$1,737,109	$(275,214)	$2,376,062	$62,209
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	14,261	8,261	28,647	25,618
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(17,262)	(26,601)	(62,011)	(79,422)

Pro forma net income (loss)	$1,734,108	$(293,554)	$2,342,698	$8,405

Basic net income (loss) per common share:
As reported	$4.19	$(0.67)	$9.17	$0.15

Pro forma	$4.19	$(0.71)	$9.09	$0.01

Diluted net income (loss) per common share:
As reported	$4.18	$(0.67)	$9.17	$0.16

Pro forma	$4.17	$(0.71)	$9.09	$0.02

Stock-based compensation is recorded as a result of applying fixed-plan accounting to our and certain of our subsidiaries' stock option plans and applying variable-plan accounting to certain of our other subsidiaries' stock-based compensation plans. Under fixed-plan accounting, deferred compensation is recorded for the difference between fair value of options granted and the option price of such options at the date of grant. This deferred compensation is then recognized in the statement of operations ratably over the vesting period of the option. Under variable-plan accounting, compensation expense is recognized at each financial statement date for vested options based on the amount, if greater, of the estimated fair value of the underlying common stock over the grant price, until the options are exercised or expire. As a result of UPC's emergence from its bankruptcy proceedings on September 3, 2003, all of UPC's existing stock-based compensation plans were cancelled.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. We adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 required us to reclassify gains and losses associated with the extinguishment of debt (including the related tax effects) from extraordinary classification to other income in the accompanying unaudited condensed consolidated statements of operations.

4.     Goodwill and Other Intangible Assets

Goodwill

The change in the carrying amount of goodwill (net of accumulated amortization) by operating segment for the nine months ended September 30, 2003 is as follows:

	December 31, 2002	Acquisitions	Currency Translation Adjustments	September 30, 2003
	(In thousands)
Europe:
Austria	$140,349	$—	$16,077	$156,426
Belgium	14,284	—	146	14,430
Hungary	73,878	236	4,145	78,259
The Netherlands	639,816	—	70,788	710,604
Norway	9,017	—	(69)	8,948
Sweden	142,771	—	20,816	163,587
Other	23,307	—	492	23,799

Total	1,043,422	236	112,395	1,156,053
Latin America:
Chile	140,710	—	12,270	152,980

Total	$1,184,132	$236	$124,665	$1,309,033

5.     Debt

Senior Notes and Senior Discount Notes

	September 30, 2003	December 31, 2002
	(In thousands)
Old UGC Senior Notes (Note 2)	$24,627	$24,313
UPC Polska Notes (Note 3)	385,702	377,110
PCI Notes (1)	14,509	14,509
UPC July 1999 senior notes (2)	—	1,079,062
UPC October 1999 senior notes (2)	—	658,458
UPC January 2000 senior notes (2)	—	1,075,468

Total	424,838	3,228,920
Current portion	(424,838)	(2,812,988)

Long-term portion	$—	$415,932

(1)
The PCI Notes were redeemed on November 3, 2003.

(2)
These senior notes and senior discount notes were converted into common stock of UGC Europe in connection with UPC's restructuring.

Old UGC Senior Notes

The Old UGC Senior Notes accreted to an aggregate principal amount of $1.375 billion on February 15, 2003, at which time cash interest began to accrue. Commencing August 15, 2003, cash interest on the Old UGC Senior Notes is payable on February 15 and August 15 of each year until maturity at a rate of 10.75% per annum. The Old UGC Senior Notes mature on February 15, 2008. As of September 30, 2003, the following entities held the Old UGC Senior Notes:

	Principal Amount at Maturity
	(In thousands)
United	$638,008	(1)
IDT United	599,173	(1)
Third parties	24,627

Total	$1,261,808

(1)
Eliminated in consolidation.

Other Long-Term Debt

	September 30, 2003	December 31, 2002
	(In thousands)
UPC Distribution Bank Facility	$3,468,997	$3,289,826
VTR Bank Facility	123,000	—
Other	77,759	133,148

Total	3,669,756	3,422,974
Current portion	(194,517)	(3,366,235)

Long-term portion	$3,475,239	$56,739

UPC Distribution Bank Facility

Bank lenders under the UPC Distribution Bank Facility had previously extended until September 30, 2003, the waivers of default arising as a result of UPC's decision not to make interest payments under its outstanding UPC notes. During this time the UPC Distribution Bank Facility was classified as current. Following completion of UPC's restructuring, the waivers are no longer necessary, and the facility is classified as long-term.

6.     Guarantees, Commitments and Contingencies

In connection with agreements for the sale of certain assets, we typically indemnify the affected purchasers relating to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. We generally indemnify the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by us. These types of indemnification guarantees typically extend for a number of years. We are unable to estimate the maximum potential liability for these types of indemnification guarantees, as the sale agreements typically do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and the likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees, as we do not believe such amounts are probable of occurrence.

Under certain of our credit facilities, we have agreed to indemnify the lenders under such facilities against costs or losses resulting from changes in laws and regulation which would increase the lenders' costs, and for legal action brought against the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability. Historically, we have not made any significant indemnification payments under such agreements and no material amounts have been accrued in the accompanying financial statements with respect to these indemnification guarantees, as we do not believe such amounts are probable of occurrence.

UnitedGlobalCom, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

UGC Europe's Digital Media Center ("DMC") sub-leases transponder capacity to a third party. Under this sub-lease agreement, UGC Europe has guaranteed certain performance criteria. These issued performance guarantees are fully matched with the guarantees received under the lease agreements between UGC Europe and the transponder holder. The DMC has third party contracts for the distribution of channels from the DMC, which require the DMC to perform according to industry standard practice, with penalties attached should performance drop below the agreed-upon criteria. Additionally, UGC Europe's Media interactive service group has third party contracts for the delivery of interactive content with certain performance criteria guarantees. No amount has been accrued in the accompanying consolidated financial statements with respect to these guarantees, as we do not believe such amounts are probable of occurrence.

We have certain franchise obligations under which we must meet performance requirements to construct and/or remove networks under certain circumstances. Non-performance of these obligations could result in penalties being levied against us. We continue to meet our obligations so as not to incur such penalties. In the ordinary course of business, we provide customers with certain performance guarantees. For example, should a service outage occur in excess of a certain period of time, we would compensate those customers for the outage. Historically, we have not made any significant payments under any of these indemnifications or guarantees. In certain cases, due to the nature of the agreement, we have not been able to estimate the maximum potential loss or the maximum potential loss has not been specified.

In connection with the acquisition of UPC's ordinary shares held by Philips Electronics N.V. ("Philips") on December 1, 1997, UPC agreed to indemnify Philips for any damages incurred by Philips in relation to a guarantee provided by them to the City of Vienna, Austria ("Vienna Obligations"), but was not able to give such indemnification due to certain debt covenants. Following the successful tender for our bonds in January 2002, we were able to enter into an indemnity agreement with Philips with respect to the Vienna Obligations. On August 27, 2003, UPC acknowledged to us that UPC would be primarily liable for the payment of any amounts owing pursuant to the Vienna Obligations and that UPC would indemnify and hold us harmless for the payment of any amounts owing under such indemnity agreement. Historically, UPC has not made any significant indemnification payments to either Philips or us under such agreements and no material amounts have been accrued in the accompanying unaudited condensed consolidated financial statements with respect to these indemnification guarantees, as UPC does not believe such amounts are probable of occurrence.

Litigation

From time to time, we have become involved in litigation relating to claims arising out of our operations in the normal course of business. The following is a description of certain legal proceedings which we or one of our subsidiaries is a party. In our opinion, the ultimate resolution of these legal proceedings would not likely have a material adverse effect on our business, results of operations, financial condition or liquidity. As these legal proceedings are resolved, to the extent that UGC Europe has any liability and such liability is owed by UGC Europe, UGC Europe will distribute shares of its common stock.

UPC Polska is involved in a dispute with HBO Communications (UK) Ltd., Polska Programming B.V. and HBO Poland Partners (collectively "HBO") concerning its cable carriage agreement ("Cable Agreement") and its D-DTH carriage agreement ("D-DTH Agreement") for the HBO premium movie channel. With respect to the Cable Agreement, on April 25, 2002, UPC Polska commenced an arbitration proceeding before the International Chamber of Commerce, claiming that HBO was in breach of the "most favored nations" clause thereunder ("MFN") by providing programming to other cable operators in the relevant territory on terms that are more favorable than those offered to UPC Polska. Specifically, UPC Polska contends that its "Service Fee" under the Cable Agreement should not include any minimum guarantees because such minimum guarantees are not required of other cable operators in the relevant territory. In its answer in the arbitration, HBO asserted counterclaims against UPC Polska, alleging that UPC Polska was liable for minimum guarantees under the Cable Agreement, and also that UPC Polska was liable for an increase in minimum guarantees under the D-DTH Agreement, based on the fact that UPC Polska merged its D-DTH business with Canal+ in December 2001. UPC Polska responded to the counterclaims by (i) denying that it owes any sums for minimum guarantees under the Cable Agreement, in light of the MFN clause, and (ii) denying that it owes any sums for an increase in minimum guarantees under the D-DTH Agreement, because it has not purchased an equity interest in HBO, a condition on which UPC contends the increase in minimum guarantees is predicated under the D-DTH Agreement. UPC Polska intends to vigorously prosecute its claims and defend against HBO's counterclaims. The case is currently in arbitration. UPC Polska has prepared the terms of reference, which includes mapping out discovery needs, timing/briefing schedule for future motions, and hearing dates. On April 15, 2003, the arbitration panel confirmed a schedule for UPC Polska's request to have the matter decided on summary judgment. The oral argument occurred on May 29, 2003. The summary judgement motion was denied, and the discovery phase has begun. Submissions (such as witness statements, pretrial briefs and joint exhibits) were due in October 2003. On July 8, 2003, the Bankruptcy Court granted relief from the automatic stay imposed under section 362 of the Bankruptcy Code to allow the HBO Arbitration to continue in the ordinary course, up to and including entry of an adverse judgment. UPC Polska need not seek any stay relief to enforce any favorable judgment. However, HBO may not enforce any judgment in its favor against UPC Polska and any such judgment against UPC Polska remains subject to the automatic stay, although HBO could enforce any such judgment against UPC Polska's subsidiaries which are party to the arbitration, but which are not party to or protected by UPC Polska's Chapter 11 proceeding. The evidentiary hearings occurred on November 4 and 5, 2003 and witnesses of both parties were heard. The verdict of the Arbitration Panel is expected to be announced by the end of the first quarter of 2004 at the earliest. At this stage UPC Polska is unable to predict the outcome of the arbitration process.

On October 22, 2002, Philips Digital Networks B.V. ("Philips") commenced legal proceedings against UPC, UPC Nederland B.V. and UPC Distribution (together the "UPC Defendants") alleging failure to perform by the UPC Defendants under a Set Top Computer Supply Agreement between the parties dated November 19, 2001, as amended (the "STC Agreement"). The action was commenced by Philips following a termination of the STC Agreement by the UPC Defendants as a consequence of Philips' failure to deliver STCs conforming to the material technical specifications required by the terms of the STC Agreement. Philips' principal allegation is that the UPC Defendants have failed to take delivery of 47,100 Set Top Computers ("STCs") with a value claimed of E21.2 million. Additionally, Philips is claiming dissolution of the STC Agreement and a release from an obligation to manufacture and deliver a further 29,850 STCs and related damages of E7.0 million. Lastly, Philips is claiming additional costs, including interest on late payments of approximately E1.0 million. The UPC Defendants deny all claims brought by Philips, and vigorously defended themselves against these claims in their defense submitted on January 28, 2003. Philips' statement of reply to the defense, which was submitted on May 7, 2003, contained an incident action on the basis of Article 843a Dutch Code on Civil Procedure ("DCCP") and a change of the original claim. The 843a DCCP claim relates to certain documents Philips wished the UPC Defendants to produce in order to prove that at the time of entering into the STC Agreement, the UPC Defendants did not intend to perform under the STC Agreement. The change of the claim related to the addition of another ground for the claim; a tort (deception/fraud) allegedly committed by each of the UPC Defendants. Judgment on the incident action was rendered on

October 9, 2003 and dismissed the action completely and unreservedly. The UPC Defendants have until December 10, 2003 to submit its Statement of Rejoinder (being its reply to Philips' statement of reply to the defense) but may apply for a six week extension to such submission date.

On December 3, 2002, Europe Movieco Partners Limited ("Movieco") filed a request for arbitration (the "Request") against UGC Europe with the International Court of Arbitration of the International Chamber of Commerce. The Request contains claims, which are based on a cable affiliation agreement entered into between the parties on December 21, 1999 (the "CAA"). The arbitral proceedings were suspended from December 17, 2002 to March 18, 2003. They have subsequently been reactivated and directions have been given by the Arbitral Tribunal. In the proceedings, Movieco claims (i) unpaid licence fees due under the CAA, plus interest, (ii) an order for specific performance of the CAA or, in the alternative, damages for breach of that agreement, to be assessed and (iii) legal and arbitration costs plus interest. Of the unpaid license fees approximately $11.0 million had been accrued prior to UGC Europe commencing insolvency proceedings in the Netherlands on December 3, 2002 (the "Pre-Petition Claim"). Movieco made a claim in the Akkoord for the Pre-Petition Claim and, should Movieco succeed in the arbitration, shares of the appropriate value have been set aside. UGC Europe's position is that the CAA is null and void because it breaches Article 81 of the EC Treaty and Section 6 of the Dutch Competition Act. UGC Europe also relies on the Order of the Southern District of New York dated January 7, 2003 in which the New York Court ordered that the rejection of the CAA was approved effective as of March 1, 2003 and that UGC Europe shall have no further liability under the CAA. UGC Europe has filed a counterclaim seeking the return of the amounts it has overpaid to Movieco under the CAA. Movieco does not accept its treatment as a contingent creditor and as part of its attempts to obtain distribution of the shares it has filed an action in the Dutch Court on October 28, 2003 challenging the Akkoord. UGC Europe's position is that such action is without merit and it will be defending such action accordingly.

On October 8, 2003, an action was filed in the Court of Chancery of the State of Delaware in New Castle County, in which the plaintiff named as defendants UGC Europe, United and certain of our directors. The complaint purports to assert claims on behalf of all public shareholders of UGC Europe. On October 21, 2003, the plaintiff filed an amended complaint in the Delaware Court of Chancery. The complaint alleges that UGC Europe and the defendant directors have breached their fiduciary duties to the public shareholders of UGC Europe in connection with an offer by United to exchange shares of its common stock for outstanding common stock of UGC Europe. Among the remedies demanded, the complaint seeks to enjoin the exchange offer and obtain declaratory relief, unspecified damages and rescission. On November 12, 2003, we and the plaintiff, through respective counsel, entered into a memorandum of understanding approving the terms of the revised offer and the disclosure concerning the revised offer and agreeing to settle the litigation, subject to entering into final settlement documents, consummation of the exchange offer and court approval of the settlement.

In 2000, certain of our subsidiaries, including UPC, pursued a transaction with Excite@Home, which if completed, would have merged UPC's chello broadband subsidiary with Excite@Home's international broadband operations to form a European Internet business. The transaction was not completed, and discussions between the parties ended in late 2000. On November 3, 2003, we received a complaint filed on September 26, 2003 by Frank Morrow, on behalf of the General Unsecured Creditors' Liquidating Trust of At Home in the United States Bankruptcy Court for the Northern District of California, styled as In re At Home Corporation, Frank Morrow v. UnitedGlobalCom, Inc. et al. (Case No. 01-32495-TC). In general, the complaint alleges breach of contract and fiduciary duty. Among the remedies demanded, the complaint seeks unspecified damages. We are currently evaluating the complaint, but deny the material allegations and intend to defend the litigation vigorously.

Taxes

UPC Restructuring

On September 3, 2003, UPC discharged a substantial amount of debt in connection with its restructuring. The U.S. Internal Revenue Code provides that when a debtor discharges its debt at a discount, the debtor generally realizes "cancellation of debt" income (and earnings and profits in the case of a corporation). The Internal Revenue Code also provides that this cancellation of debt income can be excluded from taxable income and, subject to certain limitations, earnings and profits under certain circumstances, including when the cancellation of debt income occurs in a transaction consummated pursuant to the bankruptcy code. When a debtor excludes cancellation of debt income from taxable income under the bankruptcy code exclusion, the debtor must reduce its basis in certain tax attributes, including but not limited to, net operating losses, capital losses and tax basis in assets, by the amount of excluded income. The debtor may also exclude such cancellation of debt income from its earnings and profits, but only to the extent such cancellation of debt income is applied to reduce the debtor's basis in its assets. If the excluded income exceeds the reduction in basis of the debtor's assets, the debtor's current year earnings and profits are increased by the amount of such excess. An increase in current or future earnings and profits could impact UGC Europe's U.S. federal income tax liabilities as UGC Europe could be required to recognize all or a portion of UPC's current or future earnings and profits as a deemed dividend under certain specific provisions of the U.S. Internal Revenue Code.

We currently expect that UPC will be able to exclude any realized cancellation of debt income associated with the UPC restructuring from its earnings and profits as determined for U.S. tax purposes under the bankruptcy code exclusion to the extent that UPC is able to reduce its adjusted tax basis in its assets. Any material amount of earnings and profits recognized by the exchange of UGC Europe equity for UPC obligations as part of the reorganization plan may cause UGC Europe to have a material income inclusion with respect to UPC's investment in U.S. property, including its investment in its subsidiary, UPC Polska. We expect UPC will be required to reduce the tax basis of its assets by a material amount as a result of the exclusion, which could have the effect of increasing UPC's earnings and profits as determined for U.S. tax purposes in subsequent years, when such assets are disposed of in a taxable disposition. Any increase in earnings and profits could impact UGC Europe's U.S. federal income tax liabilities by increasing required income inclusions under the U.S. Subpart F rules or investment in U.S. property rules.

We also believe that as a result, in part, of certain internal restructuring efforts that UPC and/or UPC Polska intend to undertake following the reorganization, UPC will not have any remaining material tax basis in any investment in U.S. property, as determined for U.S. federal income tax purposes. If UGC Europe is required to recognize income as a result of the exchange, the resulting U.S. tax liability could be substantial.

In connection with UPC's restructuring, UGC Europe exchanged its equity for both U.S. dollar and euro denominated UPC bonds. UGC Europe then exchanged these bonds for UPC equity. UGC Europe realized both exchange gains and losses on the exchange of euro denominated bonds for UPC equity. Such gains and losses are measured based on the purchase price paid and spot rate in effect when the bondholder who exchanged their bonds for UGC Europe equity acquired such bonds.

Under Dutch tax law, the discharge of UPC's indebtedness in connection with its restructuring would generally constitute taxable income to UPC in the period of discharge. UPC has reached an agreement with the Dutch tax authorities whereby UPC is able to utilize net operating loss carry forwards to offset any Dutch income taxes arising from the discharge of debt in 2003. UPC, together with its "fiscal unity" companies, expects that for the year ended December 31, 2003 it will have sufficient current year and carry forward losses to fully offset any income to be recognized on the discharge of the debt.

United Merger Transaction January 2002

As a result of the merger transaction that occurred on January 30, 2002, we experienced an ownership change as defined by Section 382 of the Internal Revenue Code. Because of the ownership change, we are limited in our ability to use certain U.S. net operating losses and capital losses realized before the date of the ownership change to offset items of taxable income realized after that date. In addition, we had a significant "net unrealized built-in loss," as defined in Section 382(h) of the Internal Revenue Code, inherent in our assets on the date of the ownership change. As a result, to the extent we sell these assets before January 30, 2007, we may be limited in our ability to use some, or all, of the respective built-in-losses to offset taxable income.

The direct acquisition of Old UGC Senior Notes by us triggered cancellation of debt income at the Old UGC level for income tax purposes. Although such cancellation of debt income was excluded from taxable income because Old UGC was insolvent at the time such income was recognized, Old UGC was required to reduce certain of its attributes by the amount of cancellation of debt income so excluded. This reduction resulted in the elimination of substantially all of Old UGC's existing net operating loss carry forwards.

Dutch Tax

In 2000, one of our Dutch systems was assessed a transfer tax on immovable property in the amount of E0.8 million for the purchase of a cable network. We have always regarded our cable networks as movable property and not subject to such transfer tax. We appealed this tax assessment, but on June 6, 2003, the Dutch Supreme Court ruled against us. Therefore, our Dutch systems may be assessed for taxes on similar transactions. Currently we cannot predict the extent to which the transfer and/or property taxes could be assessed retroactively or the amount of tax that our Dutch systems may be assessed for, although it may be substantial, being 6% of the value attributable to some of our systems at the date of transfer. Any tax liabilities assessed against our Dutch systems will be consolidated with our results. We believe that most cable television companies and other utilities in The Netherlands could become subject to similar tax liabilities. Various interested parties therefore are currently lobbying the Dutch government to obtain clarification on how the government intends to deal with the consequences of the Dutch Supreme Court's ruling. There can be no assurance that such lobbying will limit any exposure for past or future years.

7.     Minority Interests in Subsidiaries

	September 30, 2003	December 31, 2002
	(In thousands)
UPC convertible preference shares held by third parties(1)	$—	$1,094,668
UPC convertible preference shares held by Liberty(2)	—	297,753
UGC Europe(3)	118,145	—
Other	25,752	9,725

Total	$143,897	$1,402,146

(1)
We acquired 99.4% of these convertible preference shares in February and April 2003. The remainder was exchanged for UGC Europe common stock in connection with UPC's restructuring.

(2)
Acquired by us in April 2003.

(3)
Represents 33.25% of the net equity of UGC Europe as of September 30, 2003.

The minority interests in subsidiaries in the accompanying condensed consolidated statements of operations includes accrued dividends on UPC convertible preference shares held by Liberty totaling $8.7 million and $16.7 million for the three and nine months ended September 30, 2002, respectively.

8.     Segment Information

UGC Europe's operations are currently organized into two principal divisions—UPC Broadband and chello Media. UPC Broadband provides video services, telephone services and high-speed Internet access services to residential customers, and manages its business by country. chello Media provides broadband Internet and interactive digital products and services, operates a competitive local exchange carrier business providing telephone and data network solutions to the business market (Priority Telecom) and holds certain investments. Within VTR, the primary business segment is VTR Broadband, which provides video services, telephone services and high-speed Internet access services to residential and business customers. We evaluate performance and allocate resources based on the results of these segments. The key operating performance criteria used in this evaluation include revenue and "Adjusted EBITDA". Adjusted EBITDA is the primary measure used by our chief operating decision makers to evaluate segment-operating performance and to decide how to allocate resources to segments. "EBITDA" is an acronym for earnings before interest, taxes, depreciation and amortization. As we use the term, Adjusted EBITDA further removes the effects of cumulative effects of accounting changes, share in results of affiliates, minority interests in subsidiaries, reorganization expense, other income and expense, gain on extinguishment of debt, gain (loss) on sale of investments in affiliates and other assets, foreign currency exchange gain (loss), impairment and restructuring charges, stock-based compensation and loss on disposal of Poland DTH business. We believe Adjusted EBITDA is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within Adjusted EBITDA distorts their ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of Adjusted EBITDA is important because analysts and other investors use it to compare our performance to other companies in our industry. We reconcile the total of the reportable segments' Adjusted EBITDA to our consolidated net income as presented in the accompanying consolidated statements of operations, because we believe consolidated net income is the most directly comparable financial measure to total segment operating performance. Investors should view Adjusted EBITDA as a supplement to, and not a substitute for, other GAAP measures of income as a measure of operating performance. As discussed above, Adjusted EBITDA excludes, among other items, frequently occurring impairment, restructuring and other charges that would be included in GAAP measures of operating performance.

Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands)
Europe:
UPC Broadband
The Netherlands	$150,838	$119,169	$430,620	$332,823
Austria	65,085	51,419	189,880	144,043
Belgium	7,785	6,369	23,071	18,118
Czech Republic	15,422	11,572	45,775	31,879
Norway	22,912	19,974	69,978	55,349
Hungary	40,358	31,726	121,300	89,762
France	29,744	23,293	84,435	68,723
Poland	21,391	18,448	63,200	56,162
Sweden	18,710	13,437	54,867	38,156
Other	10,707	9,186	33,075	25,584

Total	382,952	304,593	1,116,201	860,599
Germany	—	5,138	—	27,121
Corporate and other	8,607	6,322	23,043	25,269

Total	391,559	316,053	1,139,244	912,989

chello Media
Priority Telecom	29,972	28,474	89,998	85,072
Media	25,508	17,437	72,251	50,122
Investments	60	—	331	110

Total	55,540	45,911	162,580	135,304

Intercompany eliminations	(33,261)	(26,725)	(93,627)	(78,823)

Total	413,838	335,239	1,208,197	969,470

Latin America:
Broadband
Chile	58,608	47,168	161,667	136,815
Other	2,069	1,732	5,794	5,413

Total	60,677	48,900	167,461	142,228
Corporate and other	—	(3)	8	10

Total	60,677	48,897	167,469	142,238

Corporate and other	—	600	—	1,800

Total	$474,515	$384,736	$1,375,666	$1,113,508

Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands)
Europe:
UPC Broadband
The Netherlands	$78,608	$28,575	$188,528	$78,315
Austria	25,830	16,957	73,288	46,256
Belgium	2,811	2,049	8,596	5,571
Czech Republic	6,910	2,437	18,473	7,456
Norway	7,402	4,977	19,345	11,091
Hungary	14,574	10,139	46,401	31,009
France	5,651	(1,790)	8,709	(8,465)
Poland	5,645	4,273	19,032	11,246
Sweden	8,249	4,806	23,091	11,798
Other	4,167	3,558	13,649	8,797

Total	159,847	75,981	419,112	203,074
Germany	—	1,294	—	12,300
Corporate and other	(16,484)	(811)	(39,607)	(17,608)

Total	143,363	76,464	379,505	197,766

chello Media
Priority Telecom	3,780	296	10,128	(5,246)
Media	8,264	193	17,151	(4,932)
Investments	(250)	(166)	(738)	(571)

Total	11,794	323	26,541	(10,749)

Total	155,157	76,787	406,046	187,017

Latin America:
Broadband
Chile	18,929	11,372	47,884	29,828
Other	44	(451)	(44)	(1,465)

Total	18,973	10,921	47,840	28,363
Corporate and other	150	(3)	69	(51)

Total	19,123	10,918	47,909	28,312

Corporate and other	(2,914)	(2,856)	(11,087)	(5,404)

Total	$171,366	$84,849	$442,868	$209,925

UnitedGlobalCom, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Total segment Adjusted EBITDA reconciles to consolidated net income (loss) as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands)
Total segment Adjusted EBITDA	$171,366	$84,849	$442,868	$209,925
Loss on disposal of Poland DTH business	—	—	(8,000)	—
Stock-based compensation	(14,261)	(8,261)	(28,647)	(25,618)
Depreciation and amortization	(192,002)	(201,173)	(598,207)	(538,810)
Impairment and restructuring	459	1,390	1,555	(21,505)

Operating income (loss)	(34,438)	(123,195)	(190,431)	(376,008)
Interest expense, net	(71,247)	(153,532)	(253,210)	(469,410)
Foreign currency exchange gain (loss), net	(276,529)	(62,217)	137,882	434,299
Gain (loss) on sale of investments in affiliates, net	(283)	155,754	281,321	142,842
Gain on extinguishment of debt	2,109,596	—	2,183,997	2,208,782
Other expense, net	(1,107)	(31,808)	(15,147)	(194,023)

Income (loss) before income taxes and other items	1,725,992	(214,998)	2,144,412	1,746,482
Share in results of affiliates and other, net	11,117	(60,216)	231,650	(339,551)

Income (loss) before cumulative effect of change in accounting principle	1,737,109	(275,214)	2,376,062	1,406,931
Cumulative effect of change in accounting principle	—	—	—	(1,344,722)

Net income (loss)	$1,737,109	$(275,214)	$2,376,062	$62,209

Total Assets

	September 30, 2003	December 31, 2002
	(In thousands)
Europe:
UPC Broadband
The Netherlands	$1,995,824	$1,884,044
Austria	466,154	450,526
Belgium	45,997	44,444
Czech Republic	136,687	127,691
France	626,346	608,650
Hungary	346,514	343,287
Norway	227,950	249,761
Poland	240,093	245,122
Sweden	259,124	237,619
Other	68,084	73,119

Total	4,412,773	4,264,263

chello Media
Priority Telecom	248,101	261,301
Media	81,750	72,554

Total	329,851	333,855

Corporate and other	324,449	567,955

Total	5,067,073	5,166,073

Latin America:
Broadband
Chile	547,925	509,376
Other	17,672	16,145

Total	565,597	525,521
Corporate and other	30,695	39,236

Total	596,292	564,757

Corporate and other	109,738	200,764

Total	$5,773,103	$5,931,594

Broadband Revenue

	Three Months Ended September 30, 2003
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$88,835	$20,232	$41,771	$150,838
Austria	26,629	14,169	24,287	65,085
Belgium (1)	4,753	—	3,032	7,785
Czech Republic	12,828	162	2,432	15,422
Norway	15,421	3,072	4,419	22,912
Hungary	28,881	7,002	4,475	40,358
France	18,412	8,615	2,717	29,744
Poland (1)	19,496	—	1,895	21,391
Sweden (1)	11,537	—	7,173	18,710
Other (1)	9,029	—	1,678	10,707

Total	235,821	53,252	93,879	382,952

Latin America:
Chile	31,362	20,218	7,028	58,608
Other (1)	1,705	—	364	2,069

Total	33,067	20,218	7,392	60,677

Total	$268,888	$73,470	$101,271	$443,629

	Nine Months Ended September 30, 2003
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$242,466	$62,018	$126,136	$430,620
Austria	77,259	44,303	68,318	189,880
Belgium (1)	13,967	—	9,104	23,071
Czech Republic	38,447	534	6,794	45,775
Norway	47,068	9,755	13,155	69,978
Hungary	87,071	21,168	13,061	121,300
France	54,493	22,185	7,757	84,435
Poland (1)	58,138	—	5,062	63,200
Sweden (1)	34,117	—	20,750	54,867
Other (1)	31,381	—	1,694	33,075

Total	684,407	159,963	271,831	1,116,201

Latin America:
Chile	88,323	55,834	17,510	161,667
Other (1)	4,874	—	920	5,794

Total	93,197	55,834	18,430	167,461

Total	$777,604	$215,797	$290,261	$1,283,662

(1)
Voice service not provided.

UnitedGlobalCom, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Broadband Revenue

	Three Months Ended September 30, 2002
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$63,683	$22,708	$32,778	$119,169
Austria	21,798	12,444	17,177	51,419
Belgium (1)	3,921	—	2,448	6,369
Czech Republic	10,214	181	1,177	11,572
Norway	13,828	2,591	3,555	19,974
Hungary	22,755	6,520	2,451	31,726
France	15,027	6,143	2,123	23,293
Poland (1)	17,441	—	1,007	18,448
Sweden (1)	9,046	—	4,391	13,437
Other (1)	8,838	—	348	9,186

Total	186,551	50,587	67,455	304,593

Latin America:
Chile	27,598	16,381	3,189	47,168
Other (1)	1,655	—	77	1,732

Total	29,253	16,381	3,266	48,900

Total	$215,804	$66,968	$70,721	$353,493

	Nine Months Ended September 30, 2002
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$182,236	$62,202	$88,385	$332,823
Austria	61,603	36,118	46,322	144,043
Belgium (1)	11,064	—	7,054	18,118
Czech Republic	28,551	550	2,778	31,879
Norway	38,494	7,266	9,589	55,349
Hungary	65,044	18,630	6,088	89,762
France	43,984	18,548	6,191	68,723
Poland (1)	53,313	—	2,849	56,162
Sweden (1)	26,073	—	12,083	38,156
Other (1)	25,554	—	30	25,584

Total	535,916	143,314	181,369	860,599

Latin America:
Chile	82,611	46,326	7,878	136,815
Other (1)	5,173	—	240	5,413

Total	87,784	46,326	8,118	142,228

Total	$623,700	$189,640	$189,487	$1,002,827

(1)
Voice service not provided.

9.     Impairment and Restructuring Charges

In 2001 UGC Europe implemented a company-wide restructuring plan to lower operating expenses and strengthen its competitive and financial position. UGC Europe eliminated certain employee positions, reduced office space and related overhead, recognized losses related to excess capacity under certain contracts and cancelled certain programming contracts. The following table summarizes these costs by type as of September 30, 2003:

	Employee Severence and Termination	Office Closures	Programming and Lease Contract Termination	Asset Disposal Losses and Other	Impairment Charges	Total Impairment and Restructuring
	(In thousands)
Impairment and restructuring liability as of December 31, 2002	$19,429	$14,196	$36,861	$4,395	$—	$74,881
Reversal of charges	(611)	—	—	(503)	(441)	(1,555)
Cash paid and other releases	(11,989)	(8,944)	(2,447)	(12)	441	(22,951)
Cumulative translation adjustments	1,247	683	1,077	429	—	3,436

Impairment and restructuring liability as of September 30, 2003	$8,076	$5,935	$35,491	$4,309	$—	$53,811

Short-term portion	$3,122	$1,874	$1,147	$2,419		$8,562
Long-term portion	4,954	4,061	34,344	1,890		45,249

Total	$8,076	$5,935	$35,491	$4,309		$53,811

10.   Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands, except number of shares)
Numerator (Basic):
Income (loss) before cumulative effect of change in accounting principle	$1,737,109	$(275,214)	$2,376,062	$1,406,931
Gain on issuance of Class A common stock for UGC Europe preference shares.	—	—	1,423,102	—
Equity transactions of subsidiaries	6,555	—	6,555	—
Accrual of dividends on Series B, C and D convertible preferred stock	—	—	—	(4,174)

Basic income (loss) attributable to common stockholders before cumulative effect of change in accounting principle	1,743,664	(275,214)	3,805,719	1,402,757
Cumulative effect of change in accounting principle	—	—	—	(1,344,722)

Basic net income (loss) attributable to common stockholders	$1,743,664	$(275,214)	$3,805,719	$58,035

Denominator (Basic):
Basic weighted-average number of common shares outstanding	415,918,032	413,450,776	415,200,603	382,198,538

Numerator (Diluted):
Income (loss) before cumulative effect of change in accounting principle	$1,737,109	$(275,214)	$2,376,062	$1,406,931
Gain on issuance of Class A common stock for UGC Europe preference shares.	—	—	1,423,102	—
Equity transactions of subsidiaries	6,555	—	6,555	—

Diluted income (loss) attributable to common stockholders before cumulative effect of change in accounting principle	1,743,664	(275,214)	3,805,719	1,406,931
Cumulative effect of change in accounting principle	—	—		(1,344,722)

Diluted net income (loss) attributable to common stockholders	$1,743,664	$(275,214)	$3,805,719	$62,209

Denominator (Diluted):
Basic weighted-average number of common shares outstanding	415,918,032	413,450,776	415,200,603	382,198,538
Incremental shares attributable to the assumed exercise of outstanding options (treasury stock method)	1,557,085	—	19,993	11,664
Incremental shares attributable to the assumed conversion of Series B, C and D convertible preferred stock	—	—	—	2,390,899

Diluted weighted-average number of common shares outstanding	417,475,117	413,450,776	415,220,596	384,601,101

11.   Related Party Transactions

In 2002, a subsidiary of UGC Europe entered into a contract with Spinhalf Ltd. for the provision of network services. This company is owned by a family member of UPC Broadband's former Chief Executive Officer, Mr. Riordan. Amounts paid and/or accrued with respect to such contracted services to date are approximately E7.0 million. Until November 21, 2002, Mr. Riordan was one of our directors.

Independent Auditors' Report

The Board of Directors
    UnitedGlobalCom, Inc.:

We have audited the accompanying consolidated balance sheet of UnitedGlobalCom, Inc. (a Delaware corporation formerly known as New UnitedGlobalCom, Inc. — See Note 4) and subsidiaries as of December 31, 2002 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 2001 and 2000 consolidated financial statements of UnitedGlobalCom, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 7 to the 2002 consolidated financial statements, in their report dated April 12, 2002 (except with respect to the matter discussed in Note 23 to those consolidated financial statements, as to which the date was May 14, 2002). Such report included an explanatory paragraph indicating substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of UnitedGlobalCom, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's primary operating subsidiary (United Pan-Europe Communications, N.V.) is currently under bankruptcy court supervision in both the United States and in The Netherlands, has suffered recurring losses from operations and is currently in default under certain of its significant bank credit facilities and senior notes and senior discount note agreements, which has resulted in a significant net working capital deficiency and raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed above, the 2001 and 2000 consolidated financial statements of UnitedGlobalCom, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 7, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of UnitedGlobalCom, Inc. and subsidiaries other than with respect to such disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

As discussed in Note 22, the consolidated financial statements as of and for the year ended December 31, 2002 have been restated.

KPMG LLP

Denver, Colorado
March 31, 2003, except as to
    Notes 21 and 22 to the consolidated
    financial statements, which
    are as of April 9, 2003 and
    November 12, 2003, respectively.

The following is a copy of the Report of Independent Public Accountants previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to the Company's Form S-1 Registration Statement filed on June 6, 2002. The report of Andersen is included in this Annual Report on Form 10-K pursuant to Rule 2-02(e) of Regulation S-X. This Audit Report has not been reissued by Arthur Andersen LLP. The information previously contained in Note 23 to those consolidated financial statements is provided in Note 4 to our 2002 consolidated financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UnitedGlobalCom, Inc.:

We have audited the accompanying consolidated balance sheets of UnitedGlobalCom, Inc. (a Delaware corporation f/k/a New UnitedGlobalCom, Inc. – see Note 23) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive (loss) income, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UnitedGlobalCom, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, is currently in default under certain of its significant bank credit facilities, senior notes and senior discount note agreements, which has resulted in a significant net working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

ARTHUR ANDERSEN LLP

Denver, Colorado
April 12, 2002 (except with respect
to the matter discussed in Note 23,
as to which the date is May 14, 2002)

UnitedGlobalCom, Inc.
Consolidated Balance Sheets
(In thousands, except par value and number of shares)

	December 31,
Assets	2002	2001
Current assets
Cash and cash equivalents	$410,185	$920,140
Restricted cash	48,219	86,625
Short-term liquid investments	45,854	78,946
Subscriber receivables, net of allowance for doubtful accounts of $71,485 and $51,405, respectively	136,796	152,025
Notes receivable, related parties	8,323	310,904
Other receivables, including related party receivables of $7,079 and $32,145, respectively	57,838	107,704
Deferred financing costs, net of accumulated amortization of $24,928 and $39,178, respectively	62,996	132,564
Business transferred under contractual arrangement	–	78,672
Deferred taxes	633	3,604
Other current assets, net	94,707	72,067

Total current assets	865,551	1,943,251
Investments in affiliates, accounted for under the equity method, net	153,853	231,625
Property, plant and equipment, net	3,640,211	3,692,485
Goodwill, net	1,184,132	2,748,767
Other intangible assets, net	79,977	95,155
Deferred financing costs, net of accumulated amortization of $173 and $7,688, respectively	183	18,371
Derivative assets	–	131,320
Business transferred under contractual arrangement	–	143,124
Deferred taxes	733	8,866
Other assets, net	6,954	25,676

Total assets	$5,931,594	$9,038,640

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Consolidated Balance Sheets (continued)
(In thousands, except par value and number of shares)

	December 31,
Liabilities and Stockholders' Equity (Deficit)	2002	2001
	(As restated—See Note 22)
Current liabilities
Not subject to compromise:
Accounts payable, including related party payables of $1,704 and $1,347, respectively	$192,414	$350,813
Accrued liabilities	328,927	697,827
Subscriber prepayments and deposits	127,553	88,975
Short-term debt	205,145	77,614
Notes payable, related party	102,728	–
Current portion of senior notes and other long-term debt, related party	–	2,314,992
Current portion of senior notes and other long-term debt	3,366,235	6,074,502
Business transferred under contractual arrangement	–	607,350
Derivative liabilities	12,290	–
Other current liabilities	4,158	11,052

Total current liabilities not subject to compromise	4,339,450	10,223,125

Subject to compromise:
Accounts payable	38,647	–
Accrued liabilities	232,603	–
Current portion of senior notes and senior discount notes	2,812,988	–

Total current liabilities subject to compromise	3,084,238	–

Long-term liabilities
Not subject to compromise:
Senior notes and senior discount notes	415,932	1,565,856
Other long-term debt	56,739	78,037
Net negative investment in deconsolidated subsidiaries	644,471	–
Business transferred under contractual arrangement	–	228,012
Deferred taxes	184,858	80,300
Other long-term liabilities	88,634	148,135

Total long-term liabilities not subject to compromise	1,390,634	2,100,340

Commitments and contingencies (Notes 10 and 11)
Minority interests in subsidiaries	1,402,146	1,240,665

Series B convertible preferred stock, stated at liquidation value, nil and 113,983 shares issued and outstanding, respectively	–	29,990

Stockholders' equity (deficit)
Preferred stock, $0.01 par value, 10,000,000 shares authorized, nil shares issued and outstanding	–	–
Series C convertible preferred stock, nil and 425,000 shares issued and outstanding, respectively	–	425,000
Series D convertible preferred stock, nil and 287,500 shares issued and outstanding, respectively	–	287,500
Class A common stock, $0.01 par value, 1,000,000,000 shares authorized, 110,392,692 and 98,042,205 shares issued, respectively	1,104	981
Class B common stock, $0.01 par value, 1,000,000,000 shares authorized, 8,870,332 and 19,027,134 shares issued and outstanding, respectively	89	190
Class C common stock, $0.01 par value 400,000,000 shares authorized, 303,123,542 and nil shares issued and outstanding, respectively	3,031	–
Additional paid-in capital	3,683,644	1,537,944
Deferred compensation	(28,473)	(74,185)
Treasury stock, at cost, 7,404,240 and 5,604,948 shares of Class A common stock, respectively	(34,162)	(29,984)
Accumulated deficit	(6,797,762)	(6,437,290)
Accumulated other comprehensive income (loss)	(1,112,345)	(265,636)

Total stockholders' equity (deficit)	(4,284,874)	(4,555,480)

Total liabilities and stockholders' equity (deficit)	$5,931,594	$9,038,640

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except share and per share data)

	Year Ended December 31,
	2002	2001	2000
	(As restated—See Note 22)
Revenue	$1,515,021	$1,561,894	$1,251,034
Operating expense (exclusive of items shown separately below)	(772,398)	(1,062,394)	(893,682)
Selling, general and administrative expense	(474,477)	(699,561)	(682,633)
Depreciation and amortization	(730,001)	(1,147,176)	(815,522)
Impairment and restructuring charges	(437,427)	(1,525,069)	–

Operating income (loss)	(899,282)	(2,872,306)	(1,140,803)
Interest income, including related party income of $2,722, $35,336 and $1,918, respectively	38,315	104,696	133,297
Interest expense, including related party expense of $24,805, $58,834 and nil, respectively	(680,101)	(1,070,830)	(928,783)
Foreign currency exchange gain (loss), net	739,794	(148,192)	(215,900)
Gain on early extinguishment of debt	2,208,782	3,447	–
Proceeds from litigation settlement	–	194,830	–
Gain (loss) on sale of investments in affiliates and other assets, net	117,262	(416,803)	6,194
Provision for loss on investments	(27,083)	(342,419)	(5,852)
Gain on issuance of common equity securities by subsidiaries	–	–	127,731
Derivative losses and other income (expense), net	(93,749)	(117,923)	(4,305)

Income (loss) before income taxes and other items	1,403,938	(4,665,500)	(2,028,421)
Reorganization expenses, net	(75,243)	–	–
Income tax (expense) benefit, net	(201,182)	40,661	2,897
Minority interests in subsidiaries, net	(67,103)	496,515	934,548
Share in results of affiliates, net	(72,142)	(386,441)	(129,914)

Income (loss) before cumulative effect of change in accounting principle	988,268	(4,514,765)	(1,220,890)
Cumulative effect of change in accounting principle	(1,344,722)	20,056	–

Net income (loss)	$(356,454)	$(4,494,709)	$(1,220,890)

Basic and diluted net income (loss) per common share (Note 19):
Basic and diluted net income (loss) before cumulative effect of change in accounting principle	$2.52	$(45.74)	$(13.24)
Cumulative effect of change in accounting principle	(3.45)	0.20	–

Basic and diluted net income (loss)	$(0.93)	$(45.54)	$(13.24)

Other comprehensive income (loss), net of tax:
Net income (loss)	$(356,454)	$(4,494,709)	$(1,220,890)
Foreign currency translation adjustments	(864,104)	11,157	(47,625)
Change in fair value of derivative assets	13,443	(24,059)	–
Change in unrealized gain on available-for-sale securities	4,029	37,526	(31,668)
Cumulative effect on other comprehensive income of change in accounting principle	–	523	–
Amortization of cumulative effect of change in accounting principle	(77)	(252)	–

Comprehensive income (loss)	$(1,203,163)	$(4,469,814)	$(1,300,183)

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In thousands, except number of shares)

	Series C Preferred Stock		Series D Preferred Stock		Class A Common Stock		Class B Common Stock
											Treasury Stock
									Additional Paid-In Capital	Deferred Compensation			Accumulated Deficit	Other Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount			Total
Balances, December 31, 1999	425,000	$410,125	287,500	$268,773	81,574,815	$816	19,323,940	$193	$1,416,635	$(119,996)	5,569,240	$(29,061)	$(621,941)	$(211,238)	$1,114,306
Exchange of Class B common stock for Class A common stock	–	–	–	–	102,000	1	(102,000)	(1)	–	–	–	–	–	–	–
Issuance of Class A common stock in connection with Company's stock option plans and 401(k) plan	–	–	–	–	1,027,822	10	–	–	7,993	–	–	–	–	–	8,003
Conversion of Series B convertible preferred stock into Class A common stock	–	–	–	–	48,996	1	–	–	519	–	–	–	–	–	520
Accrual of dividends on Series B, C and D convertible preferred stock	–	29,750	–	23,758	–	–	–	–	(1,717)	–	–	–	(49,875)	–	1,916
Issuance of Class A common stock in lieu of cash dividends on Series C and D convertible preferred stock	–	(14,875)	–	(5,031)	1,067,000	10	–	–	19,896	–	–	–	–	–	–
Equity transactions of subsidiaries and other	–	–	–	–	–	–	–	–	127,518	7,467	–	–	–	–	134,985
Amortization of deferred compensation	–	–	–	–	–	–	–	–	(28,235)	(4,607)	–	–	–	–	(32,842)
Loans to related parties, collateralized with common shares and options	–	–	–	–	–	–	–	–	(11,016)	–	–	–	–	–	(11,016)
Purchase of treasury shares	–	–	–	–	–	–	–	–	–	–	35,708	(923)	–	–	(923)
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	(1,220,890)	–	(1,220,890)
Foreign currency translation adjustments	–	–	–	–	–	–	–	–	–	–	–	–	–	(47,625)	(47,625)
Unrealized gain (loss) on available-for-sale securities	–	–	–	–	–	–	–	–	–	–	–	–	–	(31,668)	(31,668)

Balances, December 31, 2000	425,000	$425,000	287,500	$287,500	83,820,633	$838	19,221,940	$192	$1,531,593	$(117,136)	5,604,948	$(29,984)	$(1,892,706)	$(290,531)	$(85,234)

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Consolidated Statements of Stockholders' Equity (Deficit) (continued)
(In thousands, except number of shares)

	Series C Preferred Stock		Series D Preferred Stock		Class A Common Stock		Class B Common Stock
											Treasury Stock
									Additional Paid-In Capital	Deferred Compensation			Accumulated Deficit	Other Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount			Total
Balances, December 31, 2000	425,000	$425,000	287,500	$287,500	83,820,633	$838	19,221,940	$192	$1,531,593	$(117,136)	5,604,948	$(29,984)	$(1,892,706)	$(290,531)	$(85,234)
Exchange of Class B common stock for Class A common stock	–	–	–	–	194,806	2	(194,806)	(2)	–	–	–	–	–	–	–
Issuance of Class A common stock in connection with Company's stock option plans and 401(k) plan	–	–	–	–	76,504	1	–	–	386	–	–	–	–	–	387
Issuance of Class A common stock for cash	–	–	–	–	11,991,018	120	–	–	19,905	–	–	–	–	–	20,025
Accrual of dividends on Series B, C and D convertible preferred stock	–	14,875	–	10,063	–	–	–	–	(1,873)	–	–	–	(49,875)	–	(26,810)
Issuance of Class A common stock in lieu of cash dividends on Series C and D convertible preferred stock	–	(14,875)	–	(10,063)	1,959,244	20	–	–	24,918	–	–	–	–	–	–
Equity transactions of subsidiaries and other	–	–	–	–	–	–	–	–	(29,122)	22,159	–	–	–	–	(6,963)
Amortization of deferred compensation	–	–	–	–	–	–	–	–	(1,292)	20,792	–	–	–	–	19,500
Loans to related parties, collateralized with common shares and options	–	–	–	–	–	–	–	–	(6,571)	–	–	–	–	–	(6,571)
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	(4,494,709)	–	(4,494,709)
Foreign currency translation adjustments	–	–	–	–	–	–	–	–	–	–	–	–	–	11,157	11,157
Change in fair value of derivative assets	–	–	–	–	–	–	–	–	–	–	–	–	–	(24,059)	(24,059)
Unrealized gain (loss) on available-for-sale securities	–	–	–	–	–	–	–	–	–	–	–	–	–	37,526	37,526
Cumulative effect of change in accounting principle	–	–	–	–	–	–	–	–	–	–	–	–	–	523	523
Amortization of cumulative effect of change in accounting principle	–	–	–	–	–	–	–	–	–	–	–	–	–	(252)	(252)

Balances, December 31, 2001	425,000	$425,000	287,500	$287,500	98,042,205	$981	19,027,134	$190	$1,537,944	$(74,185)	5,604,948	$(29,984)	$(6,437,290)	$(265,636)	$(4,555,480)

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Consolidated Statements of Stockholders' Equity (Deficit) (continued)
(In thousands, except number of shares)

	Series C Preferred Stock		Series D Preferred Stock		Class A Common Stock		Class B Common Stock		Class C Common Stock
													Treasury Stock
											Additional Paid-In Capital	Deferred Compensation			Accumulated Deficit	Other Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount			Total
															(As restated—See Note 22)
Balances, December 31, 2001	425,000	$425,000	287,500	$287,500	98,042,205	$981	19,027,134	$190	–	$–	$1,537,944	$(74,185)	5,604,948	$(29,984)	$(6,437,290)	$(265,636)	$(4,555,480)
Accrual of dividends on Series B, C and D convertible preferred stock	–	–	–	–	–	–	–	–	–	–	(156)	–	–	–	(4,018)	–	(4,174)
Merger/reorganization transaction	(425,000)	(425,000)	(287,500)	(287,500)	11,628,674	116	(10,156,802)	(101)	21,835,384	218	770,448	–	(35,708)	923	–	–	59,104
Issuance of Class C common stock for financial assets	–	–	–	–	–	–	–	–	281,288,158	2,813	1,396,469	–	–	–	–	–	1,399,282
Issuance of Class A common stock in exchange for remaining interest in UGC Holdings	–	–	–	–	600,000	6	–	–	–	–	(6)	–	–	–	–	–	–
Issuance of Class A common stock in connection with 401(k) plan	–	–	–	–	121,813	1	–	–	–	–	340	–	–	–	–	–	341
Equity transactions of subsidiaries and other	–	–	–	–	–	–	–	–	–	–	(21,395)	12,794	–	–	–	–	(8,601)
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	–	32,918	–	–	–	–	32,918
Purchase of treasury shares	–	–	–	–	–	–	–	–	–	–	–	–	1,835,000	(5,101)	–	–	(5,101)
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(356,454)	–	(356,454)
Foreign currency translation adjustments	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(864,104)	(864,104)
Change in fair value of derivative assets	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	13,443	13,443
Unrealized gain (loss) on available-for-sale securities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	4,029	4,029
Amortization of cumulative effect of change in accounting principle	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(77)	(77)

Balances, December 31, 2002	–	$–	–	$–	110,392,692	$1,104	8,870,332	$89	303,123,542	$3,031	$3,683,644	$(28,473)	7,404,240	$(34,162)	$(6,797,762)	$(1,112,345)	$(4,284,874)

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2002	2001	2000
	(As restated—See Note 22)
Cash Flows from Operating Activities
Net income (loss)	$(356,454)	$(4,494,709)	$(1,220,890)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	730,001	1,147,176	815,522
Impairment and restructuring charges	437,427	1,525,069	–
Stock-based compensation	28,228	8,818	(43,183)
Accretion of interest on senior notes and amortization of deferred financing costs	234,247	492,387	447,056
Unrealized foreign exchange (gains) losses, net	(745,169)	125,722	165,173
Loss on derivative securities	115,458	–	–
Gain on early extinguishment of debt	(2,208,782)	3,447	–
(Gain) loss on sale of investments in affiliates and other assets, net	(117,262)	416,803	(6,194)
Provision for loss on investments	27,083	342,419	5,852
Reorganization expenses, net	75,243	–	–
Deferred tax provision	181,330	(43,167)	–
Gain on issuance of common equity securities by subsidiaries	–	–	(127,731)
Minority interests in subsidiaries	67,103	(496,515)	(934,548)
Share in results of affiliates, net	72,142	386,441	129,914
Cumulative effect of change in accounting principle	1,344,722	(20,056)	–
Change in receivables, net	42,175	68,137	(67,984)
Change in other assets	4,628	2,489	(27,998)
Change in accounts payable, accrued liabilities and other	(225,728)	(135,604)	393,321

Net cash flows from operating activities	(293,608)	(671,143)	(471,690)

Cash Flows from Investing Activities
Purchase of short-term liquid investments	(117,221)	(1,691,751)	(3,049,476)
Proceeds from sale of short-term liquid investments	152,405	1,907,171	3,244,389
Restricted cash released (deposited), net	40,357	(74,996)	3,801
Investments in affiliates and other investments	(2,590)	(60,654)	(348,077)
Proceeds from sale of investments in affiliated companies	–	120,416	–
New acquisitions, net of cash acquired	(22,617)	(39,950)	(1,703,660)
Capital expenditures	(335,192)	(996,411)	(1,846,602)
Increase in notes receivable from affiliates	(624)	(268,661)	(245,208)
Other	28,219	223,469	53,434

Net cash flows from investing activities	(257,263)	(881,367)	(3,891,399)

Cash Flows from Financing Activities
Issuance of common stock by subsidiaries, net	–	695	102,403
Issuance of common stock by the Company, net	200,006	20,025	–
Issuance of convertible preferred stock by subsidiary	–	–	990,000
Issuance of common stock in connection with stock option plans	–	3,334	13,263
Proceeds from offering of senior notes and senior discount notes	–	–	1,612,200
Proceeds from notes payable to shareholder	102,728	–	–
Proceeds from short-term and long-term borrowings	42,742	1,673,981	4,328,269
Extinquishment of existing senior notes	(231,630)	(261,309)	–
Financing costs	(18,293)	(17,771)	(149,259)
Repayments of short-term and long-term borrowings	(90,331)	(766,950)	(2,468,561)
Payment of sellers notes	–	–	(391)
Increase in notes receivable from affiliates	–	(6,571)	(11,016)

Net cash flows from financing activities	5,222	645,434	4,416,908

Effects of Exchange Rates on Cash	35,694	(49,612)	(102,906)

Decrease in Cash and Cash Equivalents	(509,955)	(956,688)	(49,087)
Cash and Cash Equivalents, Beginning of Period	920,140	1,876,828	1,925,915

Cash and Cash Equivalents, End of Period	$410,185	$920,140	$1,876,828

Supplemental Cash Flow Disclosure
Cash paid for reorganization expenses	$33,488	$–	$–

Cash paid for interest	$304,274	$519,221	$363,594

Cash received for interest	$24,166	$73,648	$125,943

Cash paid for income taxes	$14,260	$–	$–

Non-Cash Investing and Financing Activities
Acquisition of German business via issuance of subsidiary shares	$–	$–	$622,261

Acquisition of Cignal Global Communications via issuance of subsidiary shares	$–	$–	$205,117

Issuance of common stock for financial assets	$1,206,441	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

UnitedGlobalCom, Inc.
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

UnitedGlobalCom, Inc. (together with its consolidated subsidiaries, the "Company" or "United"), provides video, telephone and Internet access services, which the Company refers to as "TriplePlay", or "Triple Play Distribution", in numerous countries worldwide. The following chart presents a summary of the Company's ownership structure as of December 31, 2002:

2. Risks, Uncertainties and Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. On a consolidated basis, the Company has continued to incur operating losses, negative cash flows from operations and substantial capital expenditures, which have been driven by the continued rollout of enhanced video services, voice services and high-speed Internet access services over the Company's broadband network. UPC has a net working capital deficiency as a result of recurring losses from operations and defaults under certain bank credit facilities, senior notes and senior discount note agreements. UPC has filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code and a moratorium of payments in The Netherlands under Dutch Bankruptcy Law. In connection with these proceedings, UPC has agreed on a reorganization plan with its major creditors, including the Company. This plan of reorganization calls for a significant reduction in its current and long-term debt and an increased ownership percentage by the Company. VTR is currently negotiating with several financial institutions to amend and refinance its bank credit facility that is due April 29, 2003. As part of this refinancing, VTR and the Company may be required to pay down amounts owed under the facility and capitalize certain shareholder loans to VTR, among other conditions. The Company expects the term of VTR's bank credit facility to be extended for up to three years if this refinancing is successful. With the successful completion of the planned restructuring of UPC and refinancing of VTR's bank credit facility, management believes on a consolidated basis that the Company will have sufficient sources of capital, working capital and operating cash flows to enable it to continue as a going concern. While the Company is optimistic that each of these transactions will be completed successfully, the Company cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all. Accordingly, there is substantial doubt regarding the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company not be able to continue as a going concern.

United Corporate

At the corporate level, United had working capital of $208.4 million as of December 31, 2002, which included restricted cash of $29.0 million. United has notes payable to Liberty Media Corporation (together with its subsidiaries and affiliates "Liberty") with a principal balance totaling $102.7 million. Pursuant to a loan deferral agreement, Liberty has conditionally agreed to extend for one year the maturity of that portion of the principal of these notes that equals the amount the Company will pay to purchase common stock or assets, if any, as part of UPC's restructuring. No interest on these loans is deferred by the loan deferral agreement. The Company has agreed to purchase UPC's interest in SBS for E100.0 million as part of UPC's restructuring (the "SBS Transaction"). This transaction, if consummated, would satisfy United's E100.0 million commitment under the Reorganization Plan (as discussed below). Upon successful completion of the SBS Transaction, the Liberty notes would be due on or about January 30, 2004. The SBS Transaction is expected to close during April 2003. During 2003, United plans to raise capital through public and/or private debt and/or equity transactions, sell certain non-strategic assets and/or reduce spending. Although United expects these plans to be successful, there can be no assurance they will occur on terms that are satisfactory to United or at all.

UPC

UPC has incurred substantial operating losses and negative cash flows from operations, which have been driven by UPC's continued rollout of broadband services such as digital video, voice and Internet.

In addition, substantial capital expenditures have been required to deploy these services and to acquire businesses. As a result, management expects UPC to incur operating losses at least through 2004. UPC's senior notes, senior discount notes, the $1.225 billion 6% guaranteed discount notes due 2007 (the "UPC Exchangeable Loan") and the senior secured credit facility among UPC Distribution Holdings, B.V. ("UPC Distribution") as borrower and TD Bank Europe Limited and Toronto Dominion (Texas), Inc., as facility agents, and a group of banks and financial institutions (the "UPC Distribution Bank Facility"), are in default and have been classified as current liabilities. UPC's ability to continue as a going concern is dependent on (i) its ability to restructure its senior notes and senior discount notes, the UPC Exchangeable Loan and its convertible preferred stock and (ii) its ability to generate enough cash flow to enable it to recover the carrying value of its assets and satisfy its liabilities in the normal course of business.

Given UPC's funding requirements at the end of 2001 and possible lack of access to debt and equity capital in the near term, UPC determined that it would not make interest payments on its senior notes as they fell due. On February 1, 2002, UPC failed to make required interest payments in the aggregate amount of $100.6 million on its outstanding 10.875% Senior Notes due 2009, 11.25% Senior Notes due 2010 and 11.5% Senior Notes due 2010. The indentures related to its senior notes and senior discount notes provide that failing to make interest payments constitutes an event of default under the notes if UPC is in default of the payment of interest on any of the notes for a period of time in excess of 30 days. Since UPC failed to make the interest payments upon expiration of this 30-day grace period on March 3, 2002, events of default occurred under those indentures. The occurrence of these events of default resulted in cross events of default under the indentures related to the remaining series of senior notes and senior discount notes. The occurrence of the various events of default gave the trustees under the related indentures, or the requisite number of holders of such notes, the right to accelerate the maturity of all of UPC's senior notes and senior discount notes. In addition, on May 1, 2002, August 1, 2002, November 1, 2002 and February 1, 2003, UPC failed to make required interest payments in the aggregate amount of $35.3 million, $122.0 million, $35.9 million and $123.4 million, respectively, on its outstanding 10.875% Senior Notes due 2007, 11.25% Senior Notes due 2009, 10.875% Senior Notes due 2009, 11.25% Senior Notes due 2010 and 11.5% Senior Notes due 2010. To date, UPC has not made these payments, and neither the trustees for those notes nor the requisite number of holders of those notes have accelerated the payment of principal and interest under those notes.

UPC's failure to make the February 1, 2002, May 1, 2002, August 1, 2002, November 1, 2002 and February 1, 2003 interest payments on certain of its outstanding senior notes gave rise to potential cross events of default under the UPC Distribution Bank Facility and the UPC Exchangeable Loan. The UPC Distribution Bank Facility is secured by share pledges on UPC Distribution which is the holding company of most companies within the UPC Distribution group, and over certain operating companies within this group. The UPC Exchangeable Loan is secured by pledges over the stock of Belmarken Holding B.V. ("Belmarken"), UPC's wholly-owned subsidiary, UPC Holding B.V. and UPC Internet Holding B.V., which owns chello broadband. The occurrence of matured cross events of default under such facilities gave the creditors under those facilities the right to accelerate the maturity of the loans and to foreclose upon the collateral securing the loans. On March 4, 2002, UPC received the first of a series of waivers from the lenders of the UPC Distribution Bank Facility and the UPC Exchangeable Loan for the potential cross events of default under such facilities that existed or may exist as a result of UPC's failure to make the interest payments due on February 1, 2002 within the applicable cure periods, or any resulting cross defaults. These waivers were periodically extended through September 27, 2002. On September 30, 2002, a waiver and amendment letter was executed with the UPC Distribution Bank Facility lenders that waived these events of default through March 31,

2003 (the "Modified Waiver Letter"). The Modified Waiver Letter includes amendments to the UPC Distribution Bank Facility to:

  •
  Increase and extend the maximum permitted ratios of senior debt to annualized EBITDA (as defined in the bank facility) and lower and extend the minimum required ratios of EBITDA (as defined in the bank facility) to total cash interest and EBITDA (as defined in the bank facility) to senior debt service;

  •
  Increase the interest margin on outstanding loans under the facility by 1.5%;

  •
  Include a fee of 0.25% on the total commitment amount;

  •
  Reduce the total commitment amount under the UPC Distribution Bank Facility to E3.5 billion; and

  •
  Require UPC to inject E125.0 million in cash to UPC Distribution on or before March 31, 2003.

On September 30, 2002, United, UPC and members of an ad-hoc committee representing UPC's bondholders (the "Bondholder Committee") signed definitive agreements for the recapitalization of UPC (the "Reorganization Plan"). If completed under its current terms, the Reorganization Plan will substantially delever UPC's consolidated balance sheet through the judicially supervised conversion of the UPC Exchangeable Loan and UPC's senior notes and senior discount notes into new common stock issued by a newly formed Delaware corporation ("New UPC"). Key terms of the Reorganization Plan are as follows:

  •
  United will receive approximately 65.5% of New UPC's pro forma equity (subject to dilution under certain circumstances) in exchange for the $1.435 billion face amount of UPC senior notes and senior discount notes and E263.1 million face amount of UPC senior notes and senior discount notes (collectively the "United UPC Bonds") and the UPC Exchangeable Loan;

  •
  Third-party noteholders will receive approximately 32.5% of New UPC's pro forma equity (subject to dilution under certain circumstances) in exchange for their holdings;

  •
  UPC's existing preferred and ordinary shareholders, including United, will receive approximately 2.0% of New UPC's pro forma equity (subject to dilution under certain circumstances);

  •
  An agreement by the parties (other than UPC) to forbear on exercising rights and remedies relating to defaults on the senior notes, senior discount notes and the UPC Exchangeable Loan while the restructuring remains in effect; and

  •
  United will purchase up to E100.0 million of New UPC common stock or assets as part of UPC's restructuring (subject to reduction if UPC sells any assets, raises any non-dilutive capital prior to the closing of the restructuring or if the third-party bondholders participate pro-rata in the equity issuance).

In order to effect the restructuring, on December 3, 2002, UPC filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "U.S. Chapter 11 Case") with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), including the pre-negotiated Reorganization Plan. In order to fully achieve the restructuring, including the distributions contemplated by the Reorganization Plan, it was necessary to effect the restructuring under the laws of The Netherlands. Accordingly, in conjunction with the commencement of the U.S.

Chapter 11 Case on December 3, 2002, UPC commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law (the "Dutch Bankruptcy Case"). On December 3, 2002, UPC filed a proposed plan of compulsory composition (the "Akkoord") with the Amsterdam Court (Rechtbank) (the "Dutch Bankruptcy Court") under the Dutch Faillissementswet (the "Dutch Bankruptcy Code"). UPC submitted a revision to the Reorganization Plan in the U.S. Bankruptcy Court and to the Akkoord in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The U.S. Bankruptcy Court confirmed the Reorganization Plan on February 20, 2003. The Dutch Bankruptcy Court ratified the Akkoord on March 13, 2003. On March 21, 2003, InterComm Holdings L.L.C. ("ICH"), a creditor in the Dutch moratorium proceeding with a E1.00 claim and one vote, appealed the Dutch Bankruptcy Court's ratification of the Akkoord. The Dutch Court of Appeals is expected to rule on the appeal on or about April 15, 2003. UPC believes the appeal is without merit. The U.S. Bankruptcy Court has already overruled an objection brought by ICH in the parallel U.S. Chapter 11 Case. UPC does not expect that this appeal will affect the successful completion of UPC's restructuring, which is in its final stages. The appeal will, however, delay completion of the restructuring into the second quarter of 2003.

The Reorganization Plan and the Akkoord and other transactions contemplated by the restructuring agreement are to become effective on a date (the "Effective Date") identified by UPC and falling no more than eleven days after all conditions to the consummation of the Reorganization Plan and Akkoord have been satisfied or waived. Unlike the U.S. Bankruptcy Code, the Dutch Bankruptcy Code does not provide for the Akkoord to reorganize or cancel any of the equity interests, ownership interests or shares in UPC. Therefore, in accordance with Dutch law and in order to facilitate implementation of the Reorganization Plan, New UPC commenced an offer, solely with respect to holders of UPC Ordinary Shares A who were not U.S. persons and were not located or residing within the United States, to deliver shares of New UPC common stock to such holders (the "Dutch Implementing Offer"). Similarly, the Dutch Bankruptcy Code does not provide for the Dutch Bankruptcy Case to exempt compliance from otherwise applicable corporate law. Therefore, in order to facilitate implementation of the Reorganization Plan, UPC held a shareholders meeting on February 19, 2003, to approve certain amendments to UPC's articles of incorporation and certain other shareholder proposals. All of the amendments and other proposals were approved. No further U.S. or Dutch shareholder action is required to complete the restructuring.

UPC believes subscriber growth has been impacted in some countries by UPC's financial restructuring, however UPC believes the restructuring has not had a material adverse effect on its subsidiaries or UPC's relationship with suppliers and employees. Upon completion of the restructuring, UPC expects that its remaining consolidated cash balances, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its existing operations for the foreseeable future. However, if UPC wishes to expand its cable television services or broadband communications network to take full advantage of business opportunities, it will require additional capital. Due to UPC's recent financial performance, it may not be able to maintain adequate sources of capital to finance its capital expenditures. UPC does not know when additional financing may be available to it (if at all) or available on favorable terms. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of its business and may have an adverse effect on the valuation of its tangible and intangible assets.

VTR

On May 29, 2002, VTR and VTR's senior lenders entered into an amendment to VTR's existing $176.0 million senior secured credit facility (the "VTR Bank Facility"), extending the maturity date of the loans under the facility until April 29, 2003. The VTR Bank Facility bears interest at the 90-day

London Interbank Offer Rate ("LIBOR") plus a margin of 5.5% in 2002 and 6.5% in 2003. In connection with the amendment, United funded $26.0 million in capital contributions to VTR, the proceeds of which were used to prepay the senior loans down to $150.0 million. United funded another $43.4 million in capital contributions during the remainder of 2002 for VTR's capital expenditures and general working capital. United also funded $6.0 million in December 2002 and $6.0 million in January 2003 in capital contributions for agreed upon prepayments of the VTR Bank Facility. VTR is currently negotiating with several financial institutions to amend and refinance the remaining $138.0 million amount of the VTR Bank Facility. As part of this refinancing VTR and United may be required to pay down additional amounts owed under the facility and capitalize certain shareholder loans to VTR, among other conditions. If this refinancing is successful, the term of the VTR Bank Facility is expected to be extended for up to three years. Although management believes it will be successful in refinancing the VTR Bank Facility prior to its due date of April 29, 2003, there can be no assurance that it will occur on terms that are satisfactory to VTR or United or at all.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of United and all subsidiaries where it exercises a controlling financial interest through the ownership of a direct or indirect majority voting interest, including the accounts of UPC, which on December 3, 2002, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court, voluntarily commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed an Akkoord with the Dutch Bankruptcy Court under the Dutch Bankruptcy Code. Although the U.S. and Dutch bankruptcy laws do convey significant rights to the bankruptcy courts, United believes during the bankruptcy proceedings that it substantively controls UPC for the following primary reasons:

  •
  As both the majority debt and equity holder, United had majority voting control before UPC commenced involuntary bankruptcy proceedings and will have majority voting control of UPC on its emergence from bankruptcy;

  •
  As a result of United's priority debt position and due to the fact United is UPC's single largest creditor, United was able to negotiate the prearranged form of the voluntary bankruptcy filing by obtaining the agreement of the other key stakeholders (UPC third-party bondholders and bank lenders) that United would continue to be UPC's controlling equity holder upon UPC's emergence from bankruptcy;

  •
  Based on an evaluation of pre-arranged debtor-in-possession bankruptcies filed in the U.S. and in The Netherlands, it was virtually certain from the filing of UPC's bankruptcy petitions that the courts would confirm the bankruptcy plan;

  •
  United believes the rights exercised by the U.S. and Dutch bankruptcy courts are protective in nature and, therefore, do not affect United's continued substantive control over UPC and the presumption that United should continue to consolidate UPC during the bankruptcy process; and

  •
  United believes that consolidating UPC provides the best and most transparent financial reporting to its financial statement users.

Accordingly, the accounts of UPC have been consolidated for all periods presented in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

In connection with the bankruptcy proceedings, UPC is required to prepare its consolidated financial statements as of December 31, 2002, in accordance with Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. In accordance with SOP 90-7, all of UPC's pre-petition liabilities that are subject to compromise under the proposed plan of reorganization are segregated in UPC's consolidated balance sheet as liabilities subject to compromise. These liabilities are recorded at the amounts expected to be allowed as claims in the bankruptcy proceedings rather than at the estimated amounts for which those allowed claims may be settled as a result of the approval of the plan of reorganization. The estimates for allowable amounts are based on accounting records, discussions with creditors and amounts as documented in the Reorganization Plan, although these estimates for allowable amounts could change. Since the Company consolidates UPC, financial information with respect to UPC included in the Company's consolidated financial statements as of December 31, 2002 has been prepared in accordance with SOP 90-7. Comparable items in the prior year have not been reclassified to the presentation required by SOP 90-7. The following presents condensed financial information for UPC, in accordance with SOP 90-7:

December 31, 2002
(In thousands) (As restated—See Note 22)
Assets
Current assets	$578,630
Long-term assets	4,587,443

Total assets	$5,166,073

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Not subject to compromise	$4,033,983

Subject to compromise:(1)
Accounts payable	38,647
Accrued liabilities	368,256
Current portion of long-term debt	5,283,757

Total current liabilities subject to compromise	5,690,660

Long-term liabilites not subject to compromise	535,822

Minority interests in subsidiaries	1,739

Convertible preferred stock subject to compromise(1)	1,744,043

Stockholders' equity (deficit)	(6,840,174)

Total liabilities and stockholders' equity (deficit).	$5,166,073

Year Ended December 31, 2002
(In thousands)
(As restated—See Note 22)
Revenue	$1,319,741
Expense(1)	(1,081,022)
Depreciation and amortization	(671,757)
Impairment and restructuring charges	(437,427)

Operating income (loss)	(870,465)
Other income (expense), net(1)	(1,041,404)

Net income (loss)	$(1,911,869)

(1)
Includes intercompany amounts that are eliminated in consolidation.

In accordance with SOP 90-7, interest expense is reported in the accompanying consolidated statement of operations only to the extent that it will be paid during the bankruptcy proceedings or to the extent it is considered an allowed claim. The consolidated contractual interest expense for the year ended December 31, 2002 totaled $709.6 million. The reorganization expenses reported in the accompanying consolidated statement of operations include the write off of deferred financing costs of $36.2 million, professional fees of $37.9 million and retention bonuses of $1.1 million.

Cash and Cash Equivalents, Restricted Cash and Short-Term Liquid Investments

Cash and cash equivalents include cash and investments with original maturities of less than three months. Restricted cash includes cash held as collateral for letters of credit and other loans, and is classified based on the expected expiration of such facilities. Cash held in escrow and restricted to a specific use is classified based on the expected timing of such disbursement. Short-term liquid investments include certificates of deposit, commercial paper, corporate bonds and government securities that have original maturities greater than three months but less than twelve months. Short-term liquid investments are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these short-term liquid investments that are temporary in nature are reported as a separate component of stockholders' equity. Declines in the fair value of short-term liquid investments that are other than temporary are recognized in the statement of operations, thus establishing a new cost basis for such investment. These short-term liquid investments are evaluated on a quarterly basis to determine whether declines in the fair value of these securities are other than temporary. This quarterly evaluation consists of reviewing, among other things, the historical volatility of the price of each security and any market and company specific factors related to each security. Generally, declines in the fair value of investments below cost basis for a period of less than six months are considered to be temporary. Declines in the fair value of investments for a period of six to nine months are evaluated on a case-by-case basis to determine whether any company or market-specific factors exist that would indicate that such declines are other than temporary. Generally declines in the fair value of investments below cost basis for greater than nine months are considered other than temporary and are recorded as charges to the statement of operations, absent specific factors to the contrary.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based upon the Company's assessment of probable loss related to uncollectible accounts receivable. Generally, upon disconnection of a subscriber, the account is fully reserved. The allowance is maintained until either receipt of payment or collection of the account is no longer pursued. Management uses a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk.

Investments in Affiliates, Accounted for under the Equity Method

For those investments in unconsolidated subsidiaries and companies in which the Company's voting interest is 20.0% to 50.0%, its investments are held through a combination of voting common stock, preferred stock, debentures or convertible debt and/or the Company exerts significant influence through Board representation and management authority, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's proportionate share of net earnings or losses of the affiliate, limited to the extent of the Company's investment in and advances to the affiliate, including any debt guarantees or other contractual funding commitments. The Company evaluates its investments in publicly traded securities accounted for under the equity method for impairment in accordance with Accounting Principles Board Opinion No. 18 The Equity Method of Accounting for Investments in Common Stock ("APB 18") and Staff Accounting Bulletin No. 59 Accounting for Noncurrent Marketable Equity Securities ("SAB 59"). A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. A decline in value of an investment which is other than temporary is recognized as a realized loss, establishing a new carrying value for the investment. Factors considered in making this evaluation include the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer, and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Additions, replacements, installation costs and major improvements are capitalized and costs for normal repair and maintenance of property, plant and equipment are charged to expense as incurred. Assets constructed include overhead expense and interest charges incurred during the period of construction; investment subsidies are deducted. Depreciation is calculated using the straight-line method over the economic life of the asset. The depreciation period for subscriber installation costs and converters is based on the average churn rate per country.

The economic lives of property, plant and equipment at acquisition are as follows:

Cable distribution networks	3-20 years
Subscriber premises equipment and converters	3-10 years
Satellite direct-to-home ("DTH") and other distribution facilities	5-20 years
Information technology systems, office equipment, furniture and fixtures	3-10 years
Buildings and leasehold improvements	3-33 years
Other	3-10 years

Leasehold improvements are depreciated over the shorter of the expected life of the improvements or the initial lease term.

Goodwill and Other Intangible Assets

The excess of investments in consolidated subsidiaries over the net tangible asset value at acquisition is recorded as goodwill. Other intangible assets consist primarily of licenses and capitalized software. The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), effective January 1, 2002. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment on an annual basis and whenever indicators of impairment arise. In addition, goodwill on equity method investments is no longer amortized, but included in the net carrying amount of an investee when tested for impairment in accordance with APB 18. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level on an annual basis. All recognized intangible assets that are deemed not to have an indefinite life are amortized over their estimated useful lives. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. Other indefinite-lived intangible assets are tested between annual tests if events or changes in circumstances indicate that the asset might be impaired.

Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). For assets the Company intends to use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For assets the Company intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Company principally uses the discounted cash flow method to estimate the fair value of long-lived assets.

Deferred Financing Costs

Costs to obtain debt financing are capitalized and amortized as interest expense over the life of the debt facility using the effective interest method and classified according to the terms of the related debt instrument.

Derivative Financial Instruments

The Company uses derivative financial instruments from time to time to manage exposure to movements in foreign exchange rates and interest rates. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended, ("SFAS 133"), which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheets as either an asset or liability measured at its fair value. These rules require that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of operations, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of other comprehensive income or loss in stockholders' equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. The change in fair value of the hedged item is recorded as an adjustment to its carrying value on the balance sheet. For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. The impact of adopting SFAS 133 as of January 1, 2001 was a gain of $20.1 million, which was recorded in the statement of operations as a cumulative effect of a change in accounting principle.

Subscriber Prepayments and Deposits

Payments received in advance for distribution services are deferred and recognized as revenue when the associated services are provided. Deposits are recorded as a liability upon receipt and refunded to the subscriber upon disconnection.

Cable Network Revenue and Related Costs

The Company recognizes revenue from the provision of video, residential telephony and Internet access services over its cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to these services over its cable network is recognized as revenue in the period in which the installation occurs, to the extent these fees are equal to or less than direct selling costs, which are expensed. To the extent installation revenue exceeds direct selling costs, the excess fees are deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the same period as the cable television network. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

Other Revenue and Related Costs

The Company recognizes revenue from the provision of DTH, business telephony and data services to business customers outside of its cable network in the period the related services are provided. Installation revenue (including reconnect fees) related to these services outside of its cable network is deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the average expected subscriber life. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of subscriber receivables. Concentrations of credit risk with respect to subscriber receivables are limited due to the Company's large number of customers and their dispersion across many different countries worldwide.

Staff Accounting Bulletin No. 51 Accounting for Sales of Stock by a Subsidiary ("SAB 51") Accounting Policy

Gains realized as a result of common stock sales by the Company's subsidiaries are recorded in the consolidated statements of operations, except for any transactions that must be credited directly to equity in accordance with the provisions of SAB 51.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans and the stock-based compensation plans of its subsidiaries using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company has provided pro forma disclosures of net loss under the fair value method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure and Amendment of FASB Statement No. 123 ("SFAS 148"), as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands, except per share data)
	(As restated—See Note 22)
Net income (loss), as reported	$(356,454)	$(4,494,709)	$(1,220,890)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	28,228	8,818	(43,183)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(102,837)	(98,638)	(62,541)

Pro forma net income (loss)	$(431,063)	$(4,584,529)	$(1,326,614)

Basic and diluted net income (loss) per common share:
As reported	$(0.93)	$(45.54)	$(13.24)

Pro forma	$(1.12)	$(46.44)	$(14.34)

UPC, chello broadband, Priority Telecom, ULA and VTR have phantom stock-based compensation plans for their employees whereby the rights conveyed to employees are the substantive equivalents to stock appreciation rights. For these plans, compensation expense is recognized at each financial statement date for vested options based on the difference between the grant price and the estimated fair value of the underlying common stock. Subsequent decreases in the estimated fair value of these vested options will cause a reversal of previous charges taken, until the options are exercised or expire.

Income Taxes

The Company accounts for income taxes under the asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets, liabilities and loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are then reduced by a valuation allowance if management believes it more likely than not such net deferred tax assets will not be realized.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during each period. Net income (loss) attributable to common stockholders includes the accrual of dividends on convertible preferred stock which is charged directly to additional paid-in capital and/or accumulated deficit. Diluted net income (loss) per share includes the effects of potentially issuable common stock, but only if dilutive.

Foreign Operations and Foreign Exchange Rate Risk

The functional currency for the Company's foreign operations is the applicable local currency for each affiliate company, except for countries which have experienced hyper-inflationary economies. For countries which have hyper-inflationary economies, the financial statements are prepared in U.S. dollars. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from the Company's operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. As a result, amounts related to assets and liabilities reported in the consolidated statements of cash flows will not agree to changes in the corresponding balances in the consolidated balance sheets. The effects of exchange rate changes on cash balances held in foreign currencies are reported as a separate line below cash flows from financing activities. Certain items such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are denominated in a currency other than the respective company's functional currency, which results in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, the Company may experience economic loss and a negative impact on earnings and equity with respect to its holdings solely as a result of foreign currency exchange rate fluctuations.

New Accounting Principles

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires the liability for a cost associated with an exit activity, including restructuring, or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS 146 also requires subsequent adjustment to the recorded liability for changes in estimated cash flows and provides specific guidance on accounting for employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The

Company does not expect the adoption of SFAS 146 will have a material impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and a Rescission of FASB Interpretation No. 34 ("FIN 45"). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company has adopted the disclosure requirements and is currently evaluating the potential impact, if any, the adoption of the recognition and measurement provisions of FIN 45 will have on its financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities created or acquired prior to February 1, 2003. The Company has adopted the transitional disclosure requirements and is currently evaluating the potential impact, if any, the adoption of FIN 46 will have on its financial position and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

4. Acquisitions, Dispositions and Other

Merger Transaction

United was formed in February 2001 as part of a series of planned transactions with UGC Holdings and Liberty, intended to restructure and recapitalize United's business. On January 30, 2002, United completed a transaction with Liberty and UGC Holdings, pursuant to which the following occurred.

Immediately prior to the merger transaction on January 30, 2002:

  •
  Liberty contributed approximately 9.9 million shares of UGC Holdings Class B common stock and approximately 12.0 million shares of UGC Holdings Class A common stock to United and in exchange for these contributions, United issued Liberty approximately 21.8 million shares of its Class C common stock;

  •
  Certain long-term stockholders of UGC Holdings (the "Founders") transferred their shares of UGC Holdings Class B common stock to limited liability companies, which limited liability companies then merged into United. As a result of such mergers, the Founders received approximately 8.9 million shares of United's Class B common stock, which number of shares equals the number of shares of UGC Holdings Class B common stock transferred by them to the limited liability companies; and

  •
  Four of the Founders, Gene W. Schneider, Mark L. Schneider, Albert M. Carollo and Curtis W. Rochelle (the "Principal Founders") contributed $3.0 million to UGC Holdings in exchange for securities that, at the effective time of the merger, converted into securities representing a 0.5% interest in UGC Holdings and entitled them to elect one-half of UGC Holdings' directors.

As a result of the merger transaction:

  •
  UGC Holdings became United's 99.5%-owned subsidiary, and the Principal Founders held the remaining 0.5% interest in UGC Holdings;

  •
  Each share of UGC Holdings' Class A and Class B common stock outstanding immediately prior to the merger was converted into one share of United's Class A common stock;

  •
  The shares of UGC Holdings' Series B, C and D preferred stock outstanding immediately prior to the merger were converted into an aggregate of approximately 23.3 million shares of United's Class A common stock, which amount is equal to the number of shares of UGC Holdings' Class A common stock the holders of UGC Holdings' preferred stock would have received had they converted their preferred stock immediately prior to the merger;

  •
  Liberty has the right to elect four of United's 12 directors;

  •
  The Founders have the effective voting power to elect eight of United's 12 directors; and

  •
  United had the right to elect half of UGC Holdings' directors and the Principal Founders had the right to elect the other half of UGC Holdings' directors (see discussion below regarding a transaction that occurred on May 14, 2002, pursuant to which UGC Holdings became a wholly-owned subsidiary of United and United became entitled to elect the entire board of directors of UGC Holdings).

Immediately following the merger transaction:

  •
  Liberty contributed to United the UPC Exchangeable Loan which had an accreted value of $891.7 million as of January 30, 2002 and, as a result, UPC owes the amount payable under such loan to United rather than to Liberty;

  •
  Liberty contributed $200.0 million in cash to United;

  •
  Liberty contributed to United the United UPC Bonds and, as a result, UPC owes the amounts represented by the United UPC Bonds to United rather than to Liberty; and

  •
  In exchange for the contribution of these assets to United, an aggregate of approximately 281.3 million shares of United's Class C common stock was issued to Liberty.

In December 2001, IDT United, Inc. ("IDT United") commenced a cash tender offer for, and related consent solicitation with respect to, the entire $1.375 billion face amount of senior discount notes of UGC Holdings (the "UGC Holdings 1998 Notes"). As of the expiration of the tender offer on February 1, 2002, holders of the notes had validly tendered and not withdrawn notes representing approximately $1.350 billion aggregate principal amount at maturity. At the time of the tender offer, Liberty had an equity and debt interest in IDT United.

Prior to the merger on January 30, 2002, United acquired from Liberty $751.2 million aggregate principal amount at maturity of the UGC Holdings 1998 Notes (which had previously been distributed to Liberty by IDT United in redemption of a portion of Liberty's equity interest and in prepayment of a portion of IDT United's debt to Liberty), as well as all of Liberty's remaining interest in IDT United. The purchase price for the UGC Holdings 1998 Notes and Liberty's interest in IDT United was:

  •
  United's assumption of approximately $304.6 million of indebtedness owed by Liberty to UGC Holdings; and

  •
  Cash in the amount of approximately $143.9 million.

On January 30, 2002, Liberty loaned United approximately $17.3 million, of which approximately $2.3 million was used to purchase shares of redeemable preferred stock and convertible promissory notes issued by IDT United. Following January 30, 2002, Liberty loaned United an additional approximately $85.4 million. United used the proceeds of these loans to purchase additional shares of redeemable preferred stock and convertible promissory notes issued by IDT United. These notes to Liberty accrue interest at 8.0% annually, compounded and payable quarterly, and each note matures on its first anniversary. Although United only retains a 33.3% common equity interest in IDT United, United consolidates IDT United as a "special purpose entity", due to insufficient third party residual equity at risk.

On May 14, 2002, the Principal Founders transferred all of the shares of UGC Holdings common stock held by them to United in exchange for an aggregate of 600,000 shares of United's Class A common stock pursuant to an exchange agreement dated May 14, 2002, among such individuals and United. This exchange agreement superseded the exchange agreement entered into at the time of the merger transaction. As a result of this exchange, UGC Holdings is now a wholly-owned subsidiary of United, and United is entitled to elect the entire board of directors of UGC Holdings. This transaction was the final step in the recapitalization of UGC Holdings.

United accounted for the merger transaction on January 30, 2002 as a reorganization of entities under common ownership at historical cost, similar to a pooling of interests. Under reorganization accounting, United has consolidated the financial position and results of operations of UGC Holdings as if the merger transaction had been consummated at the inception of UGC Holdings. The purchase of the UGC Holdings 1998 Notes directly from Liberty and the purchase of Liberty's interest in IDT United were recorded at fair value. The issuance of United's new shares of Class C common stock to Liberty for cash, the United UPC Bonds and the UPC Exchangeable Loan was recorded at the fair value of United's common stock at closing. The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of such debt securities as reflected in UGC Holdings' historical financial statements. Accordingly, for consolidated financial reporting purposes, United recognized a gain of $1.757 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over United's cost, as follows:

	Fair Value at Acquisition	Book Value	Gain/(Loss)
	(In thousands)
UGC Holdings 1998 Notes	$540,149	$1,210,974	$670,825
United UPC Bonds	312,831	1,451,519	1,138,688
UPC Exchangeable Loan	891,671	891,671	–
Write-off of deferred financing costs	–	(52,224)	(52,224)

Total gain on early extinguishment of debt	$1,744,651	$3,501,940	$1,757,289

United also recorded a deferred income tax provision of $110.6 million related to a portion of the gain on extinguishment of the UGC Holdings 1998 Notes.

Transfer of German Shares (As restated—See Note 22)

Until July 30, 2002, UPC had a 51.0% ownership interest in EWT/TSS Group through its 51.0% owned subsidiary, UPC Germany. Pursuant to the agreement by which UPC acquired EWT/TSS Group, UPC was required to fulfill a contribution obligation no later than March 2003, by contributing certain assets amounting to approximately E358.8 million. If UPC failed to make the contribution by such date or in certain circumstances such as a material default by UPC under its financing agreements, the minority shareholders of UPC Germany could call for 22.3% of the ownership interest in UPC Germany in exchange for the euro equivalent of 1 Deutsche Mark. On March 5, 2002, UPC received the holders' notice of exercise. On July 30, 2002, UPC completed the transfer of 22.3% of UPC Germany to the minority shareholders in return for the cancellation of the contribution obligation. UPC now owns 28.7% of UPC Germany, with the former minority shareholders owning the remaining 71.3%. UPC Germany is governed by a new shareholders agreement. For accounting purposes, this transaction resulted in the deconsolidation of UPC Germany effective August 1, 2002, and recognition of a gain from the reversal of the net negative investment in UPC Germany. Details of the assets and liabilities of UPC Germany as of August 1, 2002 are as follows (in thousands):

Working capital(1)	$(74,809)
Property, plant and equipment	74,169
Goodwill and other intangible assets	69,912
Long-term liabilities	(84,288)
Minority interest	(142,158)
Gain on reversal of net negative investment	147,925

Net cash deconsolidated	$(9,249)

(1)
Includes a change to the foreign currency rate previously used to translate the working capital balances.

AST Romania

In February 2002, UPC acquired the 30.0% minority interest in AST Romania for E24.1 ($21.1) million, increasing UPC's ownership to 100%.

2001 and 2000 Acquisitions

In January 2001, UPC acquired DeAlkmaarse Kabel in The Netherlands for a purchase price of $46.2 million. The purchase price was paid in cash of $21.5 million and a one-year note bearing interest at 8.0% per annum. This note was repaid in cash in January 2002.

In December 2001, UPC and Canal+ Group, the television and film division of Vivendi Universal ("Canal+") merged their respective Polish DTH satellite television platforms, as well as the Canal+ Polska premium channel, to form a common Polish DTH platform. UPC Polska contributed its Polish and United Kingdom DTH assets to Telewizyjna Korporacja Partycypacyjna S.A., a subsidiary of Canal+ ("TKP"), and placed E30.0 million ($26.8 million) cash into an escrow account, which was used to fund TKP with a loan of E30.0 million in January 2002 (the "JV Loan"). In return, UPC Polska received a 25.0% ownership interest in TKP and E150.0 ($134.1) million in cash. UPC Polska's investment in TKP was recorded at fair value as of the date of the transaction, resulting in a loss of $416.9 million upon consummation of the merger. On February 27, 2003, the JV Loan was repaid by TKP and was subsequently contributed by UPC Polska to TKP, following a shareholders resolution to increase the share capital of TKP. Canal+ contributed E90.0 million of loans to TKP on the same date.

In February 2000, UPC acquired Intercomm France Holding S.A. for $35.6 million in cash and shares in UPC France. Following the transaction, UPC controls 92.0% of UPC France. In connection with this acquisition, UPC issued shares worth $20.0 million. Based on the carrying value of UGC Holdings' investment in UPC as of February 23, 2000, UGC Holdings recognized a gain of $6.8 million from the resulting step up in the carrying amount of UGC Holdings' investment in UPC.

In February 2000, UPC acquired 100% of Tebecai in the Netherlands for $70.4 million.

In February 2000, UPC acquired 100% of the equity of El Tele Ostfold and Vestfold from certain energy companies in Norway for $39.3 million.

In March 2000, UPC acquired 100% of Kabel Haarlem in The Netherlands for $59.8 million.

In March 2000, UPC acquired K&T Group in the Netherlands for consideration of $1.0 billion. Details of the net assets acquired were as follows (in thousands):

Property, plant and equipment	$227,845
Investments in affiliated companies	8,430
Goodwill	786,436
Receivables acquired	216,904
Long-term liabilities	(225,439)
Net current liabilities	(8,129)

Total cash paid	$1,006,047

In March 2000, UPC acquired the 20.75% minority stake held in UPC Magyarorszag by the First Hungary Fund for $61.6 million in cash, increasing UPC's ownership to 100%.

In March 2000, Austar United sold 20.0 million shares to the public, raising gross and net proceeds at $5.20 per share of $104.0 million and $102.4 million, respectively. Based on the carrying value of the Company's investment in Austar United as of March 29, 2000, UGC Holdings recognized a gain of $66.8 million from the resulting step up in the carrying amount of UGC Holdings' investment in Austar United. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in Austar United indefinitely.

In October 2000, UPC acquired, through its subsidiary UPC Germany, 100% of EWT/TSS Group for a purchase price of E238.4 million in cash and 49.0% of UPC Germany. In the third quarter of 2001, the purchase price was finalized and UPC recorded the necessary adjustments to the initial purchase price allocation to reflect this settlement. Details of the net assets acquired were as follows (in thousands):

Property, plant and equipment	$67,930
Goodwill and other intangibles	705,723
Long-term liabilities	(40,286)
Net current liabilities and other	(26,651)

Total consideration	706,716
UPC Germany shares	(499,295)

Net cash paid	$207,421

In November 2000, Priority Telecom acquired Cignal Global Communications ("Cignal") through a merger and exchange offer. In the stock-based transaction, Priority Telecom acquired 100% of Cignal in exchange for a 16.0% interest in Priority Telecom. Under the terms of the shareholder's agreement, UPC granted the Cignal shareholders an option to put their interest in Priority Telecom back to UPC if a public listing for Priority Telecom was not consummated by October 1, 2001. Priority Telecom was successful in obtaining a public listing of its ordinary shares on September 27, 2001.

5. Investments in Affiliates, Accounted for Under the Equity Method, Net

	December 31, 2002
	Contributions	Cumulative Dividends Received	Cumulative Share in Results of Affiliates		Cumulative Translation Adjustments	Cumulative Impairments(1)	Total
	(In thousands)
PrimaCom	$341,017	$–	$(75,535)		$(32,859)	$(232,623)	$–
SBS	264,675	–	(75,858)		(18,217)	(102,037)	68,563
Tevel	120,877	(6,180)	(113,577)		(1,120)	–	–
TKP	26,812	–	(26,486)		(326)	–	–
Melita	20,821	–	(997)		(1,969)	–	17,855
Xtra Music	12,106	–	(7,544)		(1,050)	(3,512)	–
Iberian Programming	11,947	(9,602)	17,237		3,921	–	23,503
Other UPC	46,723	(695)	(36,066)		4,476	(4,323)	10,115
Megapo	71,819	(20,862)	(7,134)		(13,096)	–	30,727
Other	46,347	(1,572)	(22,978)		(12,357)	(6,350)	3,090

Total	$963,144	$(38,911)	$(348,938	)(2)	$(72,597)	$(348,845)	$153,853

	December 31, 2001
	Contributions	Cumulative Dividends Received	Cumulative Share in Results of Affiliates	Cumulative Translation Adjustments	Cumulative Impairments(1)	Total
	(In thousands)
PrimaCom	$341,017	$–	$(67,834)	$(32,747)	$(232,623)	$7,813
SBS	264,675	–	(74,217)	1,368	(102,037)	89,789
Tevel	120,877	(6,180)	(113,577)	(1,120)	–	–
TKP	26,812	–	(3,015)	15	–	23,812
Xtra Music	14,546	–	(7,156)	(1,055)	–	6,335
Melita	14,224	–	(1,426)	(3,493)	–	9,305
Iberian Programming	11,947	(2,560)	10,130	3,103	–	22,620
Other UPC	43,875	(695)	(31,890)	2,105	–	13,395
Megapo	71,819	(20,862)	(5,891)	(6,672)	–	38,394
Other	47,592	(1,572)	(20,842)	(5,016)	–	20,162

Total	$957,384	$(31,869)	$(315,718)	$(43,512)	$(334,660)	$231,625

(1)
Represents other-than-temporary declines in fair value, based on analysis of specific quantitative and qualitative factors in accordance with APB 18 and SAB 59. These amounts are included in the provision for loss on investments in the accompanying consolidated statement of operations.
(2)
Excludes share in results of UAP ($38.9 million loss) for the three months ended March 31, 2002, due to the deconsolidation of UAP effective November 15, 2001, and the presentation of the net negative investment in UAP on a separate line in the accompanying consolidated balance sheet.

As of December 31, 2002 and 2001, the Company had the following differences (attributed to goodwill) related to the excess of its cost over its proportionate interest in each affiliate's net tangible assets included in the above table.

	December 31,
	2002		2001
	Basis Difference	Accumulated Amortization	Basis Difference	Accumulated Amortization
	(In thousands)
SBS	$144,046	$(37,113)	$152,512	$(31,660)
Tevel	90,615	(17,482)	77,301	(14,914)
PrimaCom	36,377	(36,377)	31,032	(31,032)
Megapo	31,329	(12,217)	36,103	(12,217)
Melita	11,908	(1,801)	10,928	(1,536)
Iberian Programming	11,304	(2,141)	12,246	(1,827)
Xtra Music	5,577	(1,408)	5,142	(1,201)

Total	$331,156	$(108,539)	$325,264	$(94,387)

6. Property, Plant and Equipment

	December 31,
	2002	2001
	(In thousands)
Cable distribution networks	$3,909,153	$3,417,040
Subscriber premises equipment and converters	1,057,928	825,320
DTH and other distribution facilities	92,100	105,575
Information technology systems, office equipment, furniture and fixtures	312,050	261,747
Buildings and leasehold improvements	164,343	164,475
Other	99,430	92,525

	5,635,004	4,866,682
Accumulated depreciation	(1,994,793)	(1,174,197)

Net property, plant and equipment	$3,640,211	$3,692,485

7. Goodwill and Other Intangible Assets

Goodwill

The change in the carrying amount of goodwill (net of accumulated amortization) by operating segment for the year ended December 31, 2002 is as follows:

	Goodwill
	December 31, 2001(1)	Cumulative Effect of Change in Accounting Principle	Acquisitions	Deconsolidation	Impairments	Currency Translation Adjustments	December 31, 2002
	(In thousands)
Europe:
Triple Play Distribution:
Austria	$119,727	$–	$–	$–	$–	$20,622	$140,349
Belgium	12,185	–	–	–	–	2,099	14,284
Czech Republic	88,000	(88,000)	–	–	–	–	–
France	159,703	(159,703)	–	–	–	–	–
Hungary	110,666	(50,113)	175	–	–	13,150	73,878
The Netherlands	985,290	(439,483)	–	–	–	94,009	639,816
Norway	45,976	(38,942)	–	–	–	1,983	9,017
Poland	366,347	(366,347)	–	–	–	–	–
Sweden	292,266	(169,315)	–	–	–	19,820	142,771
Other	50,845	(27,690)	21,439	–	(17,995)	(3,292)	23,307

Total Triple Play Distribution	2,231,005	(1,339,593)	21,614	–	(17,995)	148,391	1,043,422
Germany	64,100	–	–	(70,578)	–	6,478	–

Total Distribution	2,295,105	(1,339,593)	21,614	(70,578)	(17,995)	154,869	1,043,422
Priority Telecom	294,108	–	–	–	(344,764)	50,656	–

Total Europe	2,589,213	(1,339,593)	21,614	(70,578)	(362,759)	205,525	1,043,422

Latin America:
Triple Play Distribution:
Chile	154,425	–	–	–	–	(13,715)	140,710
Brazil	5,129	(5,129)	–	–	–	–	–

Total Triple Play Distribution	159,554	(5,129)	–	–	–	(13,715)	140,710

Total	$2,748,767	$(1,344,722)	$21,614	$(70,578)	$(362,759)	$191,810	$1,184,132

(1)
Accumulated amortization as of December 31, 2001 was $519.0 million.

The Company adopted SFAS 142 effective January 1, 2002. SFAS 142 required a transitional impairment assessment of goodwill as of January 1, 2002, in two steps. Under step one, the fair value of each of the Company's reporting units was compared with their respective carrying amounts, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was considered not impaired. If the carrying amount of a reporting unit exceeded its fair value, the second step of the goodwill impairment test was performed to measure the amount of impairment loss. The Company completed step one in June 2002, and concluded the carrying value of certain reporting units as of January 1, 2002 exceeded fair value. The completion of step two resulted in an impairment adjustment of $1.34 billion. This amount has been reflected as a cumulative effect of a change in accounting principle in the consolidated statement of operations, effective January 1, 2002, in accordance with SFAS 142. The Company also recorded impairment charges totaling $362.8 million based on its annual impairment test effective December 31, 2002.

Other Intangible Assets

Other intangible assets consist primarily of licenses and capitalized software. The following tables present certain information for other intangible assets, as required by SFAS 142. Actual amounts of amortization expense may differ from estimated amounts due to additional acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets, and other events.

	December 31,
	2002			2001
	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
	(In thousands)
License fees	$123,602	$(44,803)	$78,799	$112,851	$(30,130)	$82,721
Other	4,160	(2,982)	1,178	15,722	(3,288)	12,434

Total	$127,762	$(47,785)	$79,977	$128,573	$(33,418)	$95,155

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Amortization expense	$16,632	$19,136	$15,635

	Year Ended December 31,
	2003	2004	2005	2006	2007	Thereafter
	(In thousands)
Estimated amortization expense	$11,805	$7,924	$7,692	$7,636	$7,636	$37,283

Pro Forma Information

Prior to January 1, 2002, goodwill and excess basis on equity method investments was generally amortized over 15 years. The following presents the pro forma effect on net loss for the years ended December 31, 2001 and 2000, from the reduction of amortization expense on goodwill and the reduction of amortization of excess basis on equity method investments, as a result of the adoption of SFAS 142 (in thousands, except per share amounts):

	Year Ended December 31,
	2001	2000
Net income (loss) as reported	$(4,494,709)	$(1,220,890)
Goodwill amortization
UPC and subsidiaries	379,449	223,740
VTR	11,310	12,935
Austar United	12,765	8,831
Other	2,881	2,137
Amortization of excess basis on equity investments
UPC affiliates	35,940	35,429
Austar United	2,823	2,582
Other	2,027	1,856

Adjusted net income (loss)	$(4,047,514)	$(933,380)

Basic and diluted net income (loss) per common share as reported	$(45.54)	$(13.24)
Goodwill amortization
UPC and subsidiaries	3.80	2.33
VTR	0.11	0.14
Austar United	0.13	0.09
Other	0.03	0.02
Amortization of excess basis on equity investments
UPC affiliates	0.36	0.37
Austar United	0.03	0.03
Other	0.02	0.02

Adjusted basic and diluted net income (loss) per common share	$(41.06)	$(10.24)

8. Business Transferred Under Contractual Arrangement

Prior to November 15, 2001, Asia/Pacific owned approximately 99.99% of UAP's outstanding common stock. On November 15, 2001, Asia/Pacific entered into a series of transactions, pursuant to which it transferred an approximate 49.99% interest in UAP to an independent third party for nominal consideration. As a result of these transactions, Asia/Pacific now holds 50.0% of UAP's outstanding common stock. For accounting purposes, these transactions resulted in the deconsolidation of UAP effective November 15, 2001, and the presentation of UAP's assets and liabilities in a manner consistent with the guidance set forth in Staff Accounting Bulletin No. 30 Accounting for Divestiture of a Subsidiary or Other Business Operation ("SAB 30") as of December 31, 2001, as follows (in thousands):

Assets
Business transferred under contractual arrangement, current	$78,672
Business transferred under contractual arrangement, long term	143,124
Liabilities
Business transferred under contractual arrangement, current	(607,350)
Business transferred under contractual arrangement, long term	(228,012)

Net negative investment in UAP as of December 31, 2001	$(613,566)

UAP's 14.0% senior discount notes were issued in May 1996 and September 1997 at a discount from their principal amount of $488.0 million, resulting in gross proceeds of $255.0 million (the "UAP Notes"). Effective May 16, 1997, the interest rate on these notes increased by an additional 0.75% per annum to 14.75%. On October 14, 1998, UAP consummated an equity sale resulting in gross proceeds to UAP of $70.0 milllion, reducing the interest rate from 14.75% to 14.0% per annum. Due to the increase in the interest rate effective May 16, 1997 until consummation of the equity sale, the UAP Notes will accrete to a principal amount of $492.9 million on May 15, 2006, the original maturity date. On May 15, 2001, cash interest began to accrue and was payable semi-annually on each May 15 and November 15, commencing November 15, 2001. UAP failed to make the required interest payment due November 15, 2001, and failed to cure this event of default within the 30-day cure period. As a result, an event of default under the indentures governing the UAP Notes occurred on, and has continued since, December 15, 2001. On March 29, 2002, voluntary and involuntary petitions were filed under Chapter 11 of the United States Bankruptcy Code with respect to UAP. UAP's ability to continue as a going concern is dependent on the outcome of this bankruptcy proceeding, including the successful restructuring of the UAP Notes. No gain was recorded in the consolidated statement of operations upon the deconsolidation of UAP or upon the filing of the bankruptcy petitions on March 29, 2002, as the Company did not believe such transactions qualified as a divestiture for accounting purposes. As a result of the bankruptcy petitions on March 29, 2002, the Company changed its presentation of the net negative investment in UAP ($644.5 million) to a one-line-item presentation consistent with the guidance in APB 18, and discontinued recording its share of losses from UAP. For the year ended December 31, 2002, the Company recorded equity in losses of $38.9 million related to its investment in UAP.

On December 21, 2002, UAP filed a plan of reorganization, pursuant to which an affiliate of Castle Harlan Australian Mezzanine Partners Ltd. ("CHAMP") would acquire UAP's indirect approximate 63.2% interest in UAI, which constitutes substantially all of UAP's assets. The purchase price for UAP's indirect interest in UAI is $34.5 million in cash, which is to be distributed to the holders of UAP's senior notes due 2006 in complete satisfaction of their claims. The proposed transaction was confirmed by the U.S. Bankruptcy Court in March 2003. The Company expects the transaction to close sometime during the second quarter of 2003. Following completion of the transaction, CHAMP will make a follow-on offer for the remainder of Austar United that is publicly owned (approximately 18.7%). The follow-on offer per-share price will be equivalent to the price CHAMP will have paid to the UAP bondholders for the indirect interest owned by UAP. After completion of the follow-on offer to Austar United's shareholders, CHAMP and United will fully underwrite an Austar United equity rights issue of A$63.5 million, at the per-share price CHAMP will have paid to the UAP bondholders for the indirect interest owned by UAP. The Company expects to satisfy its share of the equity rights issue with restricted cash and certain receivables from Austar United.

9. Debt

Short-Term Debt

	December 31,
	2002	2001
	(In thousands)
VTR Bank Facility (see Note 2)	$144,000	$–
Other	61,145	77,614

Total	$205,145	$77,614

Current Portion of Senior Notes and Other Long-term Debt, Related Party

	December 31,
	2002	2001
	(In thousands)
UPC Exchangeable Loan (see Note 2 and Note 4)	$–	$887,315
United UPC Bonds (see Note 2 and Note 4)	–	1,427,677

Total	$–	$2,314,992

UPC Exchangeable Loan

In May 2001, a subsidiary of UPC completed a placement with Liberty of euro-denominated $1.225 billion 6.0% guaranteed discount notes due 2007, receiving proceeds of $856.8 (E1,000.0) million. UPC is a co-obligor on the loan. The loan is guaranteed by UPC Internet Holding B.V. ("UPC Internet"), the holding company that holds UPC's interest in chello broadband and is secured by pledges over Belmarken, UPC Internet and a wholly-owned subsidiary of Belmarken that holds UPC's interest in UPC Distribution. The notes are exchangeable into ordinary shares of UPC under certain circumstances at E8.0 ($6.85) per share after May 29, 2002. The UPC Exchangeable Loan is callable in cash at any time in the first year at accreted value, then not callable until May 29, 2004, thereafter callable at descending premiums in cash, ordinary shares or a combination (at UPC's option) at any time prior to May 29, 2007. UPC has the right, at its option, to require exchange of the UPC Exchangeable Loan into UPC ordinary shares at E8.00 per share on a E1.00 for E1.00 basis for any equity raised by UPC at a price at or above E8.00 per share during the first two years, E10.00 per share during the third year, E12.00 per share during the fourth year, and E15.00 per share during and after the fifth year. UPC has the right, at its option, to require exchange of the UPC Exchangeable Loan into UPC ordinary shares, if on or after November 15, 2002, its ordinary shares trade at or above $10.28 for at least 20 out of 30 trading days, or if on or after May 29, 2004, UPC ordinary shares trade at or above $8.91 for at least 20 out of 30 trading days. As a result of the merger transaction on January 30, 2002, the UPC Exchangeable Loan was contributed to United (see Note 4). United has the right to exchange the UPC Exchangeable Loan into UPC ordinary shares at any time. As discussed in Note 2, United will exchange the UPC Exchangeable Loan for shares in New UPC upon completion of UPC's restructuring.

Senior Notes and Senior Discount Notes

	December 31,
	2002		2001
	(In thousands)
UGC Holdings 1998 Notes (see Note 2 and Note 4)	$24,313		$1,222,533
UPC Polska Senior Discount Notes	377,110		343,323
PCI Notes	14,509		–
UPC July 1999 Senior Notes:
UPC 10.875% dollar Senior Notes due 2009	520,484	(1)	558,842
UPC 10.875% euro Senior Notes due 2009	150,013	(1)	205,675
UPC 12.5% dollar Senior Discount Notes due 2009	408,565	(1)	365,310
UPC October 1999 Senior Notes:
UPC 10.875% dollar Senior Notes due 2007	113,766	(1)	143,864
UPC 10.875% euro Senior Notes due 2007	39,655	(1)	61,386
UPC 11.25% dollar Senior Notes due 2009	113,602	(1)	125,967
UPC 11.25% euro Senior Notes due 2009	40,019	(1)	61,547
UPC 13.375% dollar Senior Discount Notes due 2009	254,634	(1)	227,424
UPC 13.375% euro Senior Discount Notes due 2009	96,782	(1)	77,044
UPC January 2000 Senior Notes:
UPC 11.25% dollar Senior Notes due 2010	356,573	(1)	387,697
UPC 11.25% euro Senior Notes due 2010	86,484	(1)	121,234
UPC 11.5% dollar Senior Notes due 2010	145,078	(1)	215,067
UPC 13.75% dollar Senior Discount Notes due 2010	487,333	(1)	442,129

	3,228,920		4,559,042
Current portion of senior notes and senior discount notes	(2,812,988)		(2,993,186)

Senior notes and senior discount notes	$415,932		$1,565,856

(1)
These senior notes and senior discount notes are subject to compromise in connection with UPC's restructuring (see Note 2 and Note 3).

UGC Holdings 1998 Notes

The UGC Holdings 1998 Notes accrete at 10.75% per annum, compounded semi-annually to an aggregate principal amount of $1,375.0 million on February 15, 2003, at which time cash interest will commence to accrue. Commencing August 15, 2003, cash interest on the UGC Holdings 1998 Notes will be payable on February 15 and August 15 of each year until maturity at a rate of 10.75% per annum. The UGC Holdings 1998 Notes will mature on February 15, 2008, and will be redeemable at the option of the Company on or after February 15, 2003. As of February 15, 2003, the UGC Holdings 1998 Notes are held by the following:

Principal Amount at Maturity
(In thousands)
United	$751,200
IDT United	599,173
Third parties	24,627

Total	$1,375,000

The UGC Holdings 1998 Notes are senior secured obligations of UGC Holdings that rank senior in right of payment to all future subordinated indebtedness of the Company. The UGC Holdings 1998

Notes are effectively subordinated to all future indebtedness and other liabilities and commitments of UGC Holdings' subsidiaries. As a result of the merger transaction and related transactions discussed in Note 4, the Company and the indenture trustee signed a supplemental indenture to effect the removal of substantially all covenants from the indenture affecting the operations of UGC Holdings and its subsidiaries, the release of liens and the waiver of any defaults or events of default that have or may have occurred or which may occur under the indenture. As amended, the one remaining covenant relates to UGC Holdings' ability, and the ability of UGC Holdings' subsidiaries, to sell certain assets or merge with or into other companies.

UPC July 1999 Senior Notes

In July 1999, UPC completed a private placement bond offering consisting of $800.0 million ten-year UPC 10.875% dollar Senior Notes due 2009, E300.0 million UPC 10.875% euro Senior Notes due 2009 and $735.0 million aggregate principal amount of ten-year UPC 12.5% dollar Senior Discount Notes due 2009. The UPC 12.5% dollar Senior Discount Notes due 2009 were sold at 54.5% of face value amount yielding gross proceeds of $400.7 million, and will accrue but not pay interest until February 2005. Interest payments on the UPC 10.875% dollar and euro Senior Notes due 2009 are due semi-annually, commencing February 1, 2000. In December 1999, UPC completed a registered exchange offering for these dollar and euro senior notes and dollar senior discount notes. Concurrent with the closing of the UPC July 1999 Senior Notes offering, UPC entered into a cross-currency swap, swapping the $800.0 million UPC 10.875% dollar Senior Notes due 2009 into fixed and variable rate euro notes with a notional amount totaling E754.7 million. Of the euro notes, 50.0% have a fixed interest rate of 8.54% through August 1, 2004, thereafter switching to a variable interest rate of Euro Interbank Offer Rate ("EURIBOR") plus 4.15%. The remaining euro notes have a variable interest rate of EURIBOR plus 4.15% through August 1, 2009. The cross currency swap provides the bank with the right to terminate the swap at market-value commencing August 1, 2004 with the payment of a call premium equal to the call premium on the notes, which UPC would pay to the holders of the notes if the notes are called on or after August 1, 2004. As of June 30, 2002, the swap on these notes was unwound. UPC currently pays a fixed interest rate of 10.875% on the notional amount of $800.0 million. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies. UPC's obligations under these notes are subject to compromise and discharge in UPC's pending restructuring (see Note 2 and Note 3).

UPC October 1999 Senior Notes

In October 1999, UPC completed a private placement bond offering consisting of six tranches: $200.0 million and E100.0 million of eight-year UPC 10.875% dollar and euro Senior Notes due 2007; $252.0 million and E101.0 million of ten-year UPC 11.25% dollar and euro Senior Notes due 2009 and $478.0 million and E191.0 million aggregate principal amount of ten-year UPC 13.375% dollar and euro Senior Discount Notes due 2009. The UPC 13.375% euro Senior Discount Notes due 2009 were sold at 52.3% of the face amount yielding gross proceeds of $250.0 million and E100.0 million and will accrue but not pay interest until November 2004. Concurrent with the closing of the UPC October 1999 Senior Notes, UPC entered into a cross-currency swap, swapping the $252.0 million UPC 11.25% dollar Senior Notes due 2009 into fixed-rate and variable-rate euro notes with a notional amount totaling E240.2 million and swapping the $200.0 million UPC 10.875% dollar Senior Notes due 2007 into fixed-rate and variable-rate euro notes with a notional amount totaling E190.6 million. One half of the total euro notes (E215.4 million) have a fixed interest rate of 9.92% through November 1, 2004, thereafter switching to a variable interest rate of EURIBOR plus 4.80%. The remaining E215.4 million have a variable interest rate of EURIBOR plus 4.80% through November 1, 2009. The cross currency swap provides the bank with the right to terminate the swaps at fair value commencing November 1, 2004 with the payment of a call premium on the notes, which UPC would pay to the $252.0 million and $200.0 million senior note holders if the notes are called on or after November 1, 2004. As of June 30, 2002, the swap on these notes was unwound. UPC currently pays a fixed rate of 11.25% and 10.875% on the notional amounts of $252.0 million and $200.0 million, respectively. In April 2000, UPC completed a registered exchange offering for these dollar and euro senior notes and senior discount notes. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies. UPC's obligations under these notes are subject to compromise and discharge in UPC's pending restructuring (see Note 2 and Note 3).

UPC January 2000 Senior Notes

In January 2000, UPC completed a private placement bond offering consisting of $600.0 million and E200.0 million of ten-year UPC 11.25% dollar and euro Senior Notes due 2010, $300.0 million of ten-year UPC 11.5% dollar Senior Notes due 2010 and $1.0 billion aggregate principal amount of ten-year UPC 13.75% dollar Senior Discount Notes due 2010. The UPC 13.75% Senior Discount Notes due 2010 were sold at 51.2% of the face amount yielding gross proceeds of $512.2 million and will accrue but not pay interest until August 2005. UPC has entered into a cross-currency swap, swapping a total of $300.0 million of the UPC 11.25% dollar Senior Notes due 2010 into 10.0% fixed euro notes with a notional amount of E297.0 million until August 2008. As of June 30, 2002, the swap on these notes was unwound. UPC currently pays a fixed interest rate of 11.50% on a notional amount of $200.0 million. In April 2000, UPC completed a registered exchange offering for these dollar and euro senior notes and dollar senior discount notes. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies. UPC's obligations under these notes are subject to compromise and discharge in UPC's pending restructuring (see Note 2 and Note 3).

UPC Polska Senior Discount Notes

In January 1999, UPC Polska sold 256,800 units consisting of 14.5% senior discount notes due 2009 (the "UPC Polska 1999 Senior Discount Notes") and warrants to purchase 1,813,665 shares of UPC Polska's common stock. The UPC Polska 1999 Senior Discount Notes were issued at a discount to their aggregate principal amount at maturity yielding gross proceeds of approximately $100.0 million. The UPC Polska 1999 Senior Discount Notes will accrete, but not pay, interest until August 2004. In connection with the acquisition of UPC Polska, UPC acquired all of the existing warrants held in connection with the UPC Polska 1999 Senior Discount Notes. In July 1998, UPC Polska sold 252,000 units, consisting of 14.5% Senior Discount Notes due 2008 (the "UPC Polska 1998 Senior Discount Notes") and warrants entitling the warrant holders to purchase 1,824,514 shares of UPC Polska common stock. This offering generated approximately $125.1 million in gross proceeds to UPC Polska. The UPC Polska 1998 Senior Discount Notes are unsubordinated and unsecured obligations of UPC Polska. The UPC Polska 1998 Senior Discount Notes will accrete, but not pay, interest until January 2004. The UPC Polska 1998 Senior Discount Notes will mature on July 15, 2008. In connection with the acquisition of UPC Polska, UPC acquired all of the existing warrants held in connection with the UPC Polska 1998 Senior Discount Notes. In January 1999, UPC Polska sold $36.0 million aggregate principal amount at maturity of Series C Senior Discount Notes (the "UPC Polska 1999 Series C Senior Discount Notes") generating approximately $9.8 million of gross proceeds. The UPC Polska 1999 Series C Senior Discount Notes are senior unsecured obligations of UPC Polska. The UPC Polska 1999 Series C Senior Discount Notes will accrete, but not pay, interest, at a rate of 7.0% per year, until January 2004. Pursuant to the terms of the UPC Polska 1999 Senior Discount Notes indenture, UPC Polska repurchased a portion of its UPC Polska 1999 Senior Discount Notes for $26.5 million. Pursuant to the terms of the UPC Polska 1998 Senior Discount Notes indenture, UPC Polska repurchased $49.1 million aggregate principal amount at maturity of its UPC Polska 1998 Senior Discount Notes. The indentures governing the UPC Polska 1999 Senior Notes, the UPC Polska 1998 Senior Discount Notes and the UPC Polska 1999 Series C Senior Discount Notes contain covenants limiting, among other things, UPC Polska's ability to incur additional indebtedness, make certain payments and distributions, including dividends, issue and sell capital stock of UPC Polska's subsidiaries, create certain liens, enter into transactions with its affiliates, invest in non-controlled entities, guarantee indebtedness by subsidiaries, purchase the notes upon a change of control, pay dividends and make other payments affecting UPC Polska's subsidiaries, effect certain consolidations, mergers, and sale of assets and pursue certain lines of business, and change its ownership. UPC Polska is aware that its main creditors, including UPC and holders of the UPC Polska notes, are engaged in discussions about a restructuring of UPC Polska's indebtedness. No final agreement has been reached so far.

Other Long-Term Debt

	December 31,
	2002	2001
	(In thousands)
UPC Distribution Bank Facility	$3,289,826	$2,827,629
UPC FiBI Loan	57,033	48,049
PCI Notes	–	16,750
Other UPC	74,771	87,841
VTR Bank Facility (see Note 2)	–	176,000
Other	1,344	3,084

	3,422,974	3,159,353
Current portion of senior notes and other long-term debt	(3,366,235)	(3,081,316)

Other long-term debt	$56,739	$78,037

UPC Distribution Bank Facility

In October 2000, UPC closed a E4.0 billion operating and term loan facility with a group of banks. This facility is guaranteed by, and is secured by pledges over, UPC's existing cable operating companies, excluding its Polish and German assets. The UPC Distribution Bank Facility bears interest at EURIBOR plus 0.75% to 4.0% depending on certain leverage ratios, and an annual commitment fee of 0.5% over the undrawn amount is applicable. The facility is structured in different tranches, with one tranche denominated in dollars for the amount of $347.5 million and the remainder of the facility denominated in euros. Principal repayment will begin in 2004. The facility reaches final maturity in 2009. Concurrent with the closing, UPC entered into cross currency and interest rate swaps, pursuant to which a $347.5 million obligation under the UPC Distribution Bank Facility was swapped at an average rate of 0.852 euros per U.S. dollar until November 29, 2002. As of November 6, 2002, the cross currency swaps were settled. UPC entered into an interest rate swap of E1,725.0 million to fix the EURIBOR portion of the interest calculation to 4.55% for the period ending April 15, 2003. During the first quarter of 2003, UPC bought protection on the interest rate exposure on the euro denominated UPC Distribution Bank Facility for 2003 and 2004. As a result, the net rate (without the applicable margin) is capped at 3.0% on a notional amount of E2.7 billion. The UPC Distribution Bank Facility indenture contains certain financial covenants and restrictions on UPC's subsidiaries regarding payment of dividends, ability to incur indebtedness, dispose of assets, and merge and enter into affiliate transactions. UPC is in default under the terms of this facility as a result of certain non-payments of interest due February 1, 2002 on its senior notes (see Note 2).

UPC FiBI Loan

In November 1998, a subsidiary of Discount Investment Corporation ("DIC") loaned UPC a total of $90.0 million to acquire the additional interests in Tevel and Melita. In connection with the DIC Loan, UPC granted to an affiliate of DIC an option to acquire a total of $90.0 million, plus accrued interest, of ordinary shares of UPC at a price equal to approximately 90.0% of UPC's initial public offering price. In February 1999, the option agreement was amended, resulting in a grant of two options of $45.0 million each to acquire ordinary shares of UPC. DIC then exercised the first option for $45.0 million, paying in cash and acquiring 4.7 million ordinary shares of UPC. UPC repaid $45.0 million of the DIC Loan and accrued interest with proceeds received from the option exercise. In October 2000, the remaining $45.0 million DIC Loan was refinanced by the First International Bank of Israel ("FiBI") in the principal amount of E55.0 million, which was due, together with accrued interest, on November 9, 2002, resulting in an aggregate indebtedness of approximately E67.0 million (the "FiBI" Loan). The FiBI Loan was secured by a pledge of half of the shares in Tevel. On October 30, 2002, FiBI and UPC's wholly-owned indirect subsidiary, Cable Network Zuid-oost Brabant Holding B.V. ("Cable Brabant") entered into an agreement whereby Cable Brabant would sell all of its material assets to a wholly-owned subsidiary of FiBI in exchange for the assumption by that subsidiary of the obligations of Cable Brabant to repay the FiBI Loan and FiBI would novate Cable Brabant's obligations under the FiBI Loan. This transaction closed on February 24, 2003.

Fair Value of Senior Discount Notes, Senior Notes and Other Long-Term Debt

	December 31, 2002
	Carrying Value	Fair Value
	(In thousands)
UGC Holdings 1998 Notes	$24,313	$8,619
UPC Polska Senior Discount Notes	377,110	99,133
UPC July 1999 Senior Notes:
UPC 10.875% dollar Senior Notes due 2009	520,484	31,923
UPC 10.875% euro Senior Notes due 2009	150,013	10,273
UPC 12.5% dollar Senior Discount Notes due 2009	408,565	22,491
UPC October 1999 Senior Notes:
UPC 10.875% dollar Senior Notes due 2007	113,766	7,333
UPC 10.875%% euro Senior Notes due 2007	39,655	2,986
UPC 11.25% dollar Senior Notes due 2009	113,602	7,188
UPC 11.25% euro Senior Notes due 2009	40,019	3,008
UPC 13.375% dollar Senior Discount Notes due 2009	254,634	14,769
UPC 13.375% euro Senior Discount Notes due 2009	96,782	5,862
UPC January 2000 Senior Notes:
UPC 11.25% dollar Senior Notes due 2010	356,573	22,055
UPC 11.25% euro Senior Notes due 2010	86,484	6,252
UPC 11.5% dollar Senior Notes due 2010	145,078	9,879
UPC 13.75% dollar Senior Discount Notes due 2010	487,333	29,966
UPC Distribution Bank Facility	3,289,826	3,289,826
UPC FiBI Loan	57,033	–
Other UPC	150,425	150,425
VTR Bank Facility	144,000	144,000
Notes payable to Liberty	102,728	102,728
Other	1,344	1,344

Total	$6,959,767	$3,970,060

	December 31, 2001
	Held by Third Parties	Held by Liberty	Carrying Value	Fair Value
	(In thousands)
UGC Holdings 1998 Notes	$1,222,533	$–	$1,222,533	$288,750
UPC Polska Senior Discount Notes	343,323	–	343,323	91,863
UPC July 1999 Senior Notes:
UPC 10.875% dollar Senior Notes due 2009	558,842	241,190	800,032	128,005
UPC 10.875% euro Senior Notes due 2009	205,675	62,445	268,120	44,240
UPC 12.5% dollar Senior Discount Notes due 2009	365,310	171,911	537,221	62,477
UPC October 1999 Senior Notes:
UPC 10.875% dollar Senior Notes due 2007	143,864	56,144	200,008	31,501
UPC 10.875%% euro Senior Notes due 2007	61,386	27,987	89,373	14,747
UPC 11.25% dollar Senior Notes due 2009	125,967	124,586	250,553	38,835
UPC 11.25% euro Senior Notes due 2009	61,547	28,198	89,745	14,808
UPC 13.375% dollar Senior Discount Notes due 2009	227,424	103,798	331,222	47,802
UPC 13.375% euro Senior Discount Notes due 2009	77,044	41,300	118,344	15,363
UPC January 2000 Senior Notes:
UPC 11.25% dollar Senior Notes due 2010	387,697	208,709	596,406	90,952
UPC 11.25% euro Senior Notes due 2010	121,234	56,435	177,669	29,315
UPC 11.5% dollar Senior Notes due 2010	215,067	83,153	298,220	47,716
UPC 13.75% dollar Senior Discount Notes due 2010	442,129	221,821	663,950	100,004
UPC Distribution Bank Facility	2,827,629	–	2,827,629	2,827,629
UPC FiBI Loan	48,049	–	48,049	48,049
UPC Exchangeable Loan	–	887,315	887,315	887,315
Other UPC	104,591	–	104,591	104,591
VTR Bank Facility	176,000	–	176,000	176,000
Other	3,084	–	3,084	3,084

Total	$7,718,395	$2,314,992	$10,033,387	$5,093,046

Debt Maturities

The maturities of the Company's senior discount notes, senior notes and other long-term debt are as follows (in thousands):

Year Ended December 31, 2003 (including debt in default)	$6,487,096
Year Ended December 31, 2004	10,855
Year Ended December 31, 2005	7,701
Year Ended December 31, 2006	5,732
Year Ended December 31, 2007	4,636
Thereafter	443,747

Total	$6,959,767

Derivative Instruments

The following table provides detail of the fair value of the Company's derivative instruments:

	December 31,
	2002	2001
	(In thousands)
UPC July 1999 Senior Notes cross currency/interest rate derivative contract(1)	$–	$90,925
UPC October 1999 Senior Notes cross currency/interest rate derivative contract(1)	–	49,622
UPC January 2000 Senior Notes cross currency/interest rate derivative contract(1)	–	32,837
UPC Distribution Bank Facility cross currency/interest rate derivative contract	(10,616)	(42,064)
Other	(1,674)	–

Total derivative (liabilities) assets, net	$(12,290)	$131,320

(1)
See Senior Notes and Senior Discount Notes discussion above.

The derivative instruments related to the UPC July 1999, October 1999 and January 2000 Senior Notes were marked to fair value each period with the corresponding gain or loss recorded as a part of foreign exchange gain (loss) and other income (expense) in the accompanying consolidated statement of operations. For the years ended December 31, 2002 and 2001, the Company recorded losses of $130.1 million and $105.8 million, respectively, in connection with the change in fair value of these derivative instruments. In June 2002, UPC recognized a gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of the interest rate/cross currency derivative contracts on the UPC July 1999 Senior Notes, the UPC October 1999 Senior Notes and the UPC January 2000 Senior Notes.

Concurrent with the closing of the UPC Distribution Bank Facility, UPC entered into a cross currency and interest rate swap, pursuant to which a $347.5 million obligation under the UPC Distribution Bank Facility was swapped at an average rate of 0.852 euros per U.S. dollar until November 29, 2002. In November 2002, the cross currency swap was settled for E64.6 million, of which E12.0 million has been paid as of December 31, 2002. The remaining amount of E52.6 million is outstanding until August 2003, and is classified as short-term debt. In addition, UPC entered into an interest rate swap of E1.725 billion to fix the EURIBOR portion of the interest calculation to 4.55% for the period ending April 15, 2003. This E1.725 billion interest rate swap on the UPC Distribution Bank Facility qualifies as an accounting cash flow hedge as defined by SFAS 133. Accordingly, the changes in fair value of this instrument are recorded through other comprehensive income (loss) in the consolidated statement of stockholders' equity (deficit).

10. Commitments

Leases

The Company has entered into various lease agreements for conduit and satellite transponder capacity, programming, broadcast and exhibition rights, office space, office furniture and equipment, and vehicles. Rental expense under these lease agreements totaled $48.5 million, $63.3 million and $86.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has capital and operating lease obligations and other non-cancelable commitments as follows (in thousands):

	Capital Leases	Operating Leases(1)
Year ended December 31, 2003	$6,793	$53,164
Year ended December 31, 2004	6,318	43,660
Year ended December 31, 2005	6,288	27,510
Year ended December 31, 2006	6,312	23,167
Year ended December 31, 2007	6,337	21,748
Thereafter	60,720	43,871

Total minimum payments	92,768	$213,120

Less amount representing interest	(33,020)

	59,748
Less obligations due within one year	(4,553)

Total long-term capital leases	$55,195

(1)
Excludes certain leases rejected under UPC's bankruptcy proceedings.

UPC has entered into a framework agreement for the supply of various types of equipment. Under this agreement, UPC has a remaining one to three year obligation to buy 197,000 Set Top Computers ("STCs") at market price and a two-year obligation to buy 50,000 modems.

As part of the U.S. Chapter 11 Case, the U.S. Bankruptcy Court allowed the rejection of the cable affiliation agreement (the "Cable Affiliation Agreement") between Europe Movieco Partners Limited ("Movieco") and UPC in relation to the carriage of a premium movie channel ("Cinenova") on its networks in The Netherlands and the Flemish speaking part of Belgium. Based on this rejection order, UPC terminated the Cable Affiliation Agreement on March 1, 2003. Movieco has filed, pursuant to the Cable Affiliation Agreement, an amended request for arbitration with the International Chamber of Commerce on March 21, 2003, seeking specific performance by UPC under the Cable Affiliation Agreement. Furthermore, Movieco was awarded a provisional measure requiring UPC to continue to carry Cinenova on its networks during the arbitration process. UPC is in the process of filing an appeal against this decision. The minimum commitment of approximately E70.0 million under the Cable Affiliation Agreement is included in the table above.

FIN 45

The Company and its subsidiaries have entered into agreements that contain features that meet the definition of a guarantee under FIN 45. FIN 45 defines a guarantee to be a contract that contingently requires payments to be made (either in cash, financial instruments, other assets, common shares or through provision of services) to a third party based upon changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. The Company has the following major types of guarantees that are subject to the disclosure requirements of FIN 45.

In connection with agreements for the sale of certain assets, the Company typically retains liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification guarantees as the sale agreements typically do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and the likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Under certain of its credit facilities, the Company has agreed to indemnify its lenders under such facilities against costs or losses resulting from changes in laws and regulation which would increase the lenders' costs, and for legal action brought against the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant indemnification payments under such agreements and no material amounts have been accrued in the accompanying financial statements with respect to these indemnification guarantees.

UPC's Digital Media Center ("DMC") sub-leases transponder capacity to a third party and all guaranteed performance criteria is matched with the guaranteed performance criteria UPC receives from the lease transponder provider. The DMC has third party contracts for the distribution of channels from the DMC, which require the DMC to perform according to industry standard practice, with penalties attached should performance drop below the agreed-upon criteria. Additionally, UPC Media's interactive service group has third party contracts for the delivery of interactive content with certain performance criteria guarantees.

The Company has certain franchise obligations under which it must meet performance requirements to construct networks under certain circumstances. Non-performance of these obligations could result in penalties being levied against the Company. The Company continues to meet its obligations so as not to incur such penalties.

In the ordinary course of business, the Company provides customers with certain performance guarantees. For example, should a service outage occur in excess of a certain period of time, the Company would compensate those customers for the outage.

Historically, the Company has not made any significant payments under any of these indemnifications or guarantees. In certain cases, due to the nature of the agreement, the Company has not been able to estimate its maximum potential loss or the maximum potential loss has not been specified.

11. Contingencies

The following is a description of the legal proceedings in which the Company or one of its subsidiaries is a party. In addition, from time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of business. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not likely have a material adverse effect on the Company's business, results of operations, financial condition or liquidity. As these legal proceedings are resolved, to the extent that UPC has any liability and such liability is owed by UPC, UPC will distribute shares of New UPC common stock as provided under the Reorganization Plan and the Akkoord in satisfaction of such claim.

On July 4, 2001, ICH, InterComm France CVOHA ("ICF I"), lnterComm France II CVOHA ("ICF II"), and Reflex Participations ("Reflex," collectively with ICF I and ICF II, the "ICF Party") served a demand for arbitration on UPC, UGC Holdings, and its subsidiaries, Belmarken and UPC France. The claimants allege breaches of obligations allegedly owed by UPC in connection with the ICF Party's position as a minority shareholder in Médiaréseaux S.A. The claimants seek relief in the nature of immediate acceleration of an alleged right to require UPC or an affiliate to purchase all or any of the remaining shares in Médiareséaux S.A. from the ICF Party and/or compensatory damages, but in either case no less than E192.0 million, plus reasonable fees and costs. The ICF Party has not specified from which entity it is seeking such relief; however, UGC Holdings is not a party to any agreement with the claimants and has been dismissed from the proceedings. UPC and its affiliates, as respondents, deny these claims. UPC is vigorously defending the arbitration proceedings and has filed appropriate counter claims. The ICF party withdrew its arbitration on January 31, 2003 and refiled the same claims on February 14, 2003. UPC filed a request with the International Chamber of Commerce to combine the counterclaims filed by UPC in the first arbitration with the new request filed by the ICF Party.

On March 21, 2002, UPC received a notice of a class action lawsuit for damages which was filed in the U.S. District Court for the Southern District of New York against UPC, its officers and certain other persons, including certain of the underwriters for UPC's initial public offering in February 1999. According to the complaint, violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, were based on the purported failure of UPC, its officers and other defendants to disclose that some of the underwriters in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The U.S. Bankruptcy Court lifted the automatic stay in the U.S. Chapter 11 Case to permit the plaintiffs to pursue this litigation for the purpose of attempting to obtain a judgment or settlement up to the amount of UPC's insurance in respect to such liability and to collect any judgment or settlement solely out of such insurance in full satisfaction of any such claim. UPC believes that the claims are without merit and intends to vigorously defend against these allegations. Since more than 200 similar class actions have been filed against other companies, primarily against the underwriters, there are discussions going on to release the companies from these lawsuits. UPC and its insurance company are also involved in those discussions.

On April 26, 2002, UPC received a notice that certain former shareholders of Cignal have filed a lawsuit against UPC in the District Court in Amsterdam, The Netherlands, claiming $200.0 million on the basis that UPC failed to honor certain option rights that were granted to those shareholders in connection with the acquisition of Cignal by Priority Telecom. UPC believes that it has complied in full with its obligations to these shareholders through the successful consummation of the initial public offering of Priority Telecom on September 27, 2001. Accordingly, UPC believes that the Cignal shareholders' claims are without merit and intends to defend this suit vigorously.

On October 22, 2002, Philips Digital Networks B.V. ("Philips Digital") commenced legal proceedings against UPC, UPC Nederland B.V. and UPC Distribution (together the "UPC Defendants") alleging the UPC's Defendants' failure to perform under a Set Top Computer Supply Agreement between the parties dated November 19, 2001, as amended (the "STC Agreement"). Philips Digital alleges that the UPC Defendants failed to take delivery of 47,100 STCs with a value of approximately E21.2 million. Additionally, Philips Digital is claiming dissolution of the STC Agreement and a release from an obligation to manufacture and deliver 29,850 STCs and related damages of E7.0 million. Lastly, Philips Digital is claiming additional costs including interest on late payments of approximately E1.0 million. The UPC Defendants deny all claims brought by Philips Digital, and intend to vigoursly defend themselves against these claims and will file appropriate counter claims. This action was commenced by Philips Digital following a termination of the STC Agreement by the UPC Defendants as a consequence of Philips Digital's failure to deliver STCs conforming to the material technical specifications required by the terms of the STC Agreement.

On January 15, 2003, Reece Communications, Inc. filed a complaint against UPC Polska with the Superior Court in New Castle County, Delaware, alleging default on certain promissory notes due August 28, 2003. A demand was made for immediate payment of the unpaid principal amount of $6.0 million, together with accrued and unpaid interest. The litigation has not been officially served to UPC Polska and UPC Polska has not filed responsive pleadings in the litigation. No trial date has been set and the parties have not yet commenced discovery.

On August 22, 2001, the Chilean Internal Revenue Service ("CIRS") advised VTR that VTR owed additional taxes in the amount of approximately $10.4 million related to payments made to foreign program suppliers. On November 2, 2001, VTR filed a written tax claim of disagreement with the CIRS. VTR believes the claim of the CIRS is without merit and intends to defend this claim vigorously.

Pursuant to an agreement dated December 5, 1994, VTR agreed to indemnify the Asociación Nacional de Fútbol ("ANFP") for any tax payments made by the ANFP as a result of the CIRS determining that the agreement for the television transmission rights of certain soccer games is subject to Value Added Tax ("VAT"). In conjunction with this agreement, VTR provided a bond in favor of the ANFP for $1.1 million to guarantee such indemnity. In November 1999, the ANFP informed VTR that the CIRS had assessed ANFP for VAT in the total amount of approximately $2.3 million. The ANFP is disputing this claim by the CIRS, which has not been resolved to date. VTR believes the claim of the CIRS is without merit and intends to defend this claim vigorously.

12. Minority Interests in Subsidiaries

	December 31,
	2002	2001
	(In thousands)
UPC convertible preference shares held by third parties	$1,094,668	$868,498
UPC convertible preference shares held by Liberty	297,753	236,234
Subsidiaries of UPC	1,739	135,933
IDT United	7,986	–

Total	$1,402,146	$1,240,665

The minority interests' share of results of operations is as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Accrual of dividends on UPC convertible preference shares	$(97,083)	$(89,202)	$–
UPC	–	54,050	862,663
Subsidiaries of UPC	28,080	484,780	21,160
Other	1,900	46,887	50,725

Total	$(67,103)	$496,515	$934,548

The minority interests in subsidiaries in the accompanying consolidated statements of operations includes accrued dividends on UPC convertible preference shares held by Liberty, totaling $18.7 million and $19.1 million for the years ended December 31, 2002 and 2001, respectively.

13. Convertible Preferred Stock

In July 1999, the Company issued 425,000 shares of par value $0.01 per share Series C convertible preferred stock, resulting in gross and net proceeds to the Company of $425.0 million and $381.6 million, respectively. The purchasers of the Series C convertible preferred stock deposited $29.75 million into an account from which the holders were entitled to quarterly payments in an amount equal to $17.50 per preferred share commencing on September 30, 1999 through June 30, 2000, in cash or Class A common stock at UGC Holdings' option. On September 30, 1999, December 31, 1999, March 31, 2000 and June 30, 2000, the holders received their quarterly payment in cash. For the last two quarters in the year 2000, the holders received as dividends 722,359 shares of Class A common stock of the Company. For the first two quarters in the year 2001, the holders received as dividends 1,168,673 shares of Class A common stock of the Company. The Company's Board of Directors did not declare a dividend on the Series C convertible preferred stock for the quarters ended September 30, 2001 and December 31, 2001. Therefore, such dividend continued to accrue.

In December 1999, the Company issued 287,500 shares of par value $0.01 per share Series D convertible preferred stock, resulting in gross and net proceeds to the Company of $287.5 million and $259.9 million, respectively. The purchasers of the Series D convertible preferred stock deposited $20.1 million into an account from which the holders were entitled to quarterly payments in an amount equal to $17.50 per preferred share commencing on December 31, 1999 through September 30, 2000, in cash or Class A common stock at UGC Holdings' option. On December 31, 1999, March 31, 2000, June 30, 2000 and September 30, 2000 the holders received their quarterly payment in cash. On December 31, 2000, the holders received as dividends 344,641 shares of Class A common stock of the Company. For the first two quarters in the year 2001, the holders received as dividends 790,571 shares of Class A common stock of the Company. The Company's Board of Directors did not declare a dividend on the Series D convertible preferred stock for the quarters ended September 30, 2001 and December 31, 2001. Therefore, such dividend continued to accrue.

All of the Company's outstanding shares of convertible preferred stock were converted into United Class A common stock in connection with the merger transaction on January 30, 2002 (see Note 4).

14. Stockholders' Equity (Deficit)

Common Stock

The Company's Class A common stock, Class B common stock and Class C common stock have identical economic rights. They do, however, differ in the following respects:

  •
  Each share of Class A common stock, Class B common stock and Class C common stock entitles the holders thereof to one, ten and ten votes, respectively, on each matter to be voted on by the Company's stockholders;

  •
  Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. At the option of the holder, each share of Class C common stock is convertible into one share of Class A common stock at any time or, under certain circumstances, into one share of Class B common stock. The Class A common stock is not convertible into Class B or Class C common stock.

  •
  The approval of a majority of Class C directors is required for certain matters described below.

Holders of the Company's Class A, Class B and Class C common stock vote as one class on all matters to be voted on by the Company's stockholders, except for the election of directors or as specified by the Delaware General Corporation Law. Shares of the Company's Class C common stock vote separately to elect four of the Company's 12-person Board of Directors until such time as the shares of Class C common stock become convertible in full into shares of Class B common stock. Holders of Class A and B common stock, voting together, elect the other eight Directors. After all shares of Class C common stock become convertible in full into shares of Class B common stock, all 12 of the Company's 12-person Board of Directors will be elected by the holders of shares of Class A common stock, Class B common and Class C common stock voting together. Shares of Class C common stock will become convertible in full into shares of Class B common stock upon the occurrence of certain events relating to the indentures of UGC Holdings and certain of its subsidiaries.

Holders of the Company's Class A, Class B and Class C common stock are entitled to receive any dividends that are declared by the Company's board of directors out of funds legally available for that purpose, on an equal per share basis. In the event of the Company's liquidation, dissolution or winding up, holders of the Company's Class A, Class B and Class C common stock will be entitled to share in all assets available for distribution to holders of common stock, on an equal per share basis. Holders of the Company's Class A, Class B and Class C common stock have no preemptive rights under the Company's certificate of incorporation. Holders of shares of Class C common stock have purchase rights to prevent the dilution of the voting power of the Class C common stock. The Company's certificate of incorporation provides that if there is any dividend, subdivision, combination or reclassification of any class of common stock, a proportionate dividend, subdivision, combination or reclassification of each other class of common stock will be made at the same time.

Certain Other Rights of Holders of Class C Common Stock

Under the terms of the Company's certificate of incorporation, the Company must have the approval of the majority of directors elected by the holders of Class C common stock, before the Company can:

  •
  acquire or dispose of assets or issue equity or debt securities, in any consecutive 12-month period, in an amount exceeding 30.0% of the Company's market capitalization (excluding the Company's sale by merger or otherwise, sale of all or substantially all of the Company's assets, or a reorganization among affiliated entities, provided that the Class C common stockholders are treated equally with the Class B common stockholders and all Class B common stockholders are treated equally);

  •
  issue any additional shares of Class C common stock (other than upon the exercise of Liberty's preemptive rights or rights under the stockholders agreement or the exercise of the proportional purchase right granted to holders of Class C common stock under the Company's certificate of incorporation);

  •
  issue any options exercisable for Class B common stock (other than upon the exercise of certain options that have been assumed by the Company or that are permitted under the terms of the Company's certificate of incorporation);

  •
  remove or replace the Company's Chief Executive Officer, except in the case of one of the Company's candidates pre-approved by Liberty;

  •
  amend the Company's charter or bylaws in a manner adverse to Liberty or the holders of Class B or Class C common stock or their affiliates;

  •
  enter into any material transaction between United or any of its controlled affiliates (including UGC Holdings), on the one hand, and any of the Company's directors of or any of the Company's controlled affiliates (including UGC Holdings), any Founder or any family member or other affiliate of any of the foregoing, on the other hand, excluding transactions between the Company and any of the Company's controlled affiliates and employee matters in the ordinary course of business;

  •
  amend, alter or repeal any provision of UGC Holdings' charter that would be adverse to the Company or the holders of the Class C common stock or their affiliates;

  •
  issue any shares of UGC Holdings' preferred stock;

  •
  sell, assign, transfer or otherwise dispose of, or take any action in exercise of, or waive or amend any rights with respect to any debt securities issued or indebtedness incurred by UPC, or any of its subsidiaries, which debt is held by or which indebtedness is owed to United; or

  •
  change the Company's principal independent accounting firm.

If any issuance of additional Class B common stock dilutes the voting power of the outstanding Class C common stock by 10.0% or more (on an as-converted basis), the holders of the Class C common stock will have the right to maintain their voting power by purchasing additional shares of Class C common stock at the same per share price as the Class B common stock per share issue price or by exchanging shares of Class A common stock for shares of Class C common stock on a one-for-one basis. At the option of the holder, each share of Class C common stock can be converted into one share of Class A common stock at any time or, upon the occurrence of certain events related to UGC Holdings' outstanding indebtedness, into one share of Class B common stock. If no conversion event has occurred by June 25, 2010, each share of Class C common stock may be converted into 1.645 shares of Class A common stock or, in some cases, 1.645 shares of Class B common stock, which could result in the issuance of a substantial number of additional shares. The terms of the Class C common stock are set out in the Company's restated certificate of incorporation.

Preferred Stock

The Company is authorized to issue 10.0 million shares of preferred stock. The Company's board of directors is authorized, without any further action by the stockholders, to determine the following for any unissued series of preferred stock:

  •
  voting rights;

  •
  dividend rights;

  •
  dividend rates;

  •
  liquidation preferences;

  •
  redemption provisions;

  •
  sinking fund terms;

  •
  conversion of exchange rights;

  •
  the number of shares in the series, and

  •
  other rights, preferences, privileges and restrictions.

In addition, the preferred stock could have other rights, including economic rights senior to common stock, so that the issuance of the preferred stock could adversely affect the market value of common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of the Company without any action by the stockholders. The Company has no current plans to issue any preferred shares.

Equity Transactions of Subsidiaries

The issuance of common equity, variable plan accounting for stock options and the recognition of deferred compensation expense by the Company's subsidiaries affects the equity accounts of the Company. The following represents the effect on additional paid-in capital and deferred compensation as a result of these equity transactions:

	Year Ended December 31, 2002
	UPC	Austar United	Total
	(In thousands)
Variable plan accounting for stock options	$(12,794)	$–	$(12,794)
Deferred compensation expense	12,794	–	12,794
Amortization of deferred compensation	31,949	969	32,918
SAB 51 gain (loss) on issuance of shares by subsidiary	(8,601)	–	(8,601)

Total	$23,348	$969	$24,317

	Year Ended December 31, 2001
	UPC	Austar United	Total
	(In thousands)
Variable plan accounting for stock options	$(21,923)	$(236)	$(22,159)
Deferred compensation expense	21,923	236	22,159
Amortization of deferred compensation	14,990	5,802	20,792
Amortization of deferred compensation (minority interest)	–	(1,292)	(1,292)
SAB 51 gain (loss) on issuance of shares by subsidiaries	(11,385)	4,422	(6,963)

Total	$3,605	$8,932	$12,537

	Year Ended December 31, 2000
	UPC	Austar United	Total
	(In thousands)
Variable plan accounting for stock options	$(7,467)	$–	$(7,467)
Deferred compensation expense	7,467	–	7,467
Amortization of deferred compensation	(39,758)	6,916	(32,842)
Issuance of warrants by UPC	59,912	–	59,912
Issuance of shares by subsidiary of UPC	75,073	–	75,073

Total	$95,227	$6,916	$102,143

Accumulated Other Comprehensive Income (Loss)

	December 31,
	2002	2001	2000
	(In thousands)
	(As restated—See Note 22)
Foreign currency translation adjustments	$(1,118,514)	$(254,410)	$(265,567)
Fair value of derivative assets	(10,616)	(24,059)	–
Unrealized gain (loss) on available-for-sale securities	16,591	12,562	(24,964)
Cumulative effect of change in accounting principle, net	194	271	–

Total	$(1,112,345)	$(265,636)	$(290,531)

United Stock Option Plans

During 1993, UGC Holdings adopted a stock option plan for certain of its employees, which was assumed by United on January 30, 2002 (the "Employee Plan"). The Employee Plan is construed, interpreted and administered by United's compensation committee (the "Committee"), consisting of all members of the Board of Directors who are not employees of the Company. Members of the Company's Board of Directors who are not employees are not eligible to receive option grants under the Employee Plan. The Employee Plan provides for the grant of options to purchase up to 39,200,000 shares of Class A common stock, of which options for up to 3,000,000 shares of Class B common stock may be granted in lieu of options for shares of Class A common stock. The Committee has the discretion to determine the employees and consultants to whom options are granted, the number of shares subject to the options, the exercise price of the options, the period over which the options become exercisable, the term of the options (including the period after termination of employment during which an option may be exercised) and certain other provisions relating to the options. The maximum number of shares subject to options that may be granted to any one participant under the Employee Plan during any calendar year is 5,000,000 shares. The maximum term of options granted under the Employee Plan is ten years. Options granted may be either incentive stock options under the Internal Revenue Code of 1986, as amended, or non-qualified stock options. In general, for grants prior to December 1, 2000, options vest in equal monthly increments over 48 months, and for grants subsequent to December 1, 2000, options vest 12.5% six months from the date of grant and then in equal monthly increments over the next 42 months. Vesting would be accelerated upon a change of control in the Company as defined in the Employee Plan. Under the Employee Plan, options to purchase a total of 18,304,474 shares of Class A common stock were available for grant as of December 31, 2002. The Employee Plan expires June 1, 2003. Options outstanding prior to such date shall continue to be recognized, but no new grants of options may be made thereafter.

UGC Holdings adopted a stock option plan for non-employee directors effective June 1, 1993, which was assumed by United on January 30, 2002 (the "1993 Director Plan"). The 1993 Director Plan provided for the grant of an option to acquire 20,000 shares of the Company's Class A common stock to each member of the Board of Directors who was not also an employee of the Company (a "non-employee director") on June 1, 1993, and to each person who is newly elected to the Board of Directors as a non-employee director after June 1, 1993, on the date of their election. To allow for additional option grants to non-employee directors, UGC Holdings adopted a second stock option plan for non-employee directors effective March 20, 1998, which was assumed by United on January 30, 2002 (the "1998 Director Plan", and together with the 1993 Director Plan, the "Director Plans"). Options under the 1998 Director Plan are granted at the discretion of the Company's Board of Directors. The maximum term of options granted under the Director Plans is ten years. Under the 1993 Director Plan, options vest 25.0% on the first anniversary of the date of grant and then evenly over the next 36-month period. Under the 1998 Director Plan, options vest in equal monthly increments over the four-year period following the date of grant. Vesting under the Director Plans would be accelerated upon a change in control of the Company as defined in the respective Director Plans. Under the Director Plans, as of December 31, 2002, options to purchase a total of 3,960,000 shares of Class A common stock have been authorized, of which 2,539,167 were available for grant as of December 31, 2002. Effective March 14, 2003, the Board of Directors terminated the 1993 Director Plan. At the time of termination, United had granted options for an aggregate of 860,000 shares of Class A common stock, of which 271,667 shares have been cancelled. Options outstanding at termination shall continue to be recognized, but no new grants of options may be made.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123. This information is required to be determined as if the Company had accounted for its

Employee Plan's and Director Plans' options granted on or after March 1, 1995 under the fair value method prescribed by SFAS 123. The fair value of options granted for the years ended December 31, 2002, 2001 and 2000 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:

	Year Ended December 31,
	2002	2001	2000
Risk-free interest rate	4.62%	4.78%	5.36%
Expected lives	6 years	6 years	6 years
Expected volatility	100%	95.13%	67.42%
Expected dividend yield	0%	0%	0%

Based on the above assumptions, the total fair value of options granted was $47.6 million, $5.3 million and $16.8 for the years ended December 31, 2002, 2001 and 2000, respectively.

A summary of stock option activity for the Employee Plan is as follows:

	Year Ended December 31,
	2002		2001		2000
	Number	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
Outstanding at beginning of year	5,141,807	$16.16	4,770,216	$16.95	4,402,287	$14.84
Granted during the year	11,970,000	$4.43	543,107	$10.08	1,293,800	$16.96
Cancelled during the year	(160,911)	$16.45	(157,741)	$20.12	(65,587)	$20.51
Exercised during the year	–	$–	(13,775)	$5.30	(860,284)	$6.00

Outstanding at end of year	16,950,896	$7.87	5,141,807	$16.16	4,770,216	$16.95

Exercisable at end of year	7,358,035	$10.28	3,125,596	$13.70	2,305,039	$10.76

A summary of stock option activity for the Director Plans is as follows:

	Year Ended December 31,
	2002		2001		2000
	Number	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
Outstanding at beginning of year	1,110,416	$11.24	630,000	$18.13	718,333	$15.84
Granted during the year	200,000	$5.00	500,000	$5.00	80,000	$38.66
Cancelled during the year	(230,416)	$9.20	(19,584)	$73.45	(40,000)	$52.94
Exercised during the year	–	$–	–	$–	(128,333)	$7.27

Outstanding at end of year	1,080,000	$10.52	1,110,416	$11.24	630,000	$18.13

Exercisable at end of year	569,999	$12.81	487,290	$12.99	386,874	$8.75

The combined weighted-average fair values and weighted-average exercise prices of options granted under the Employee Plan and the Director Plans are as follows:

	Year Ended December 31,
	2002			2001			2000
Exercise Price	Number	Fair Value	Exercise Price	Number	Fair Value	Exercise Price	Number	Fair Value	Exercise Price
Less than market price	2,900,000	$4.53	$2.64	3,149	$9.65	$5.96	4,250	$38.22	$5.74
Equal to market price	–	$–	$–	100,000	$13.71	$17.38	1,342,546	$12.23	$18.30
Greater than market price	9,270,000	$3.71	$5.00	939,958	$4.10	$6.62	27,004	$9.44	$16.29

Total	12,170,000	$3.91	$4.44	1,043,107	$5.03	$7.64	1,373,800	$12.26	$18.22

The following table summarizes information about employee and director stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Price Range	Number	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 1.40 – $ 4.75	2,931,892	6.84	$2.46	1,348,558	$3.70
$ 5.00 – $ 5.00	10,971,365	9.09	$5.00	3,380,612	$5.00
$ 5.12 – $68.38	4,115,639	6.28	$19.86	3,190,614	$18.90
$86.50 – $86.50	12,000	7.23	$86.50	8,250	$86.50

Total	18,030,896	8.08	$8.03	7,928,034	$10.46

UPC Stock Option Plans

UPC Plan.    UPC adopted a stock option plan on June 13, 1996, as amended (the "UPC Plan"), for certain of its employees and those of its subsidiaries. Options under the UPC Plan are granted at fair market value at the time of the grant, unless determined otherwise by UPC's Supervisory Board. The maximum term that the options can be exercised is five years from the date of the grant. In order to introduce the element of "vesting" of the options, the UPC Plan provides that even though the options are exercisable upon grant, the options are subject to repurchase rights reduced by equal monthly amounts over a vesting period of 36 months for options granted in 1996 and 48 months for all other options. Upon termination of an employee (except in the case of death, disability or the like), all unvested options previously exercised must be resold to UPC at the exercise price and all vested options must be exercised within 30 days of the termination date. UPC's Supervisory Board may alter these vesting schedules in its discretion. The UPC Plan also contains anti-dilution protection and provides that, in the case of a change of control, the acquiring company has the right to require UPC to acquire all of the options outstanding at the per share value determined in the transaction giving rise to the change of control. Upon completion of UPC's reorganization (see Note 2), all options granted under the UPC Plan will be cancelled.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123. This information is required to be determined as if UPC had accounted for the UPC Plan under the fair value method of SFAS 123. The fair value of options granted for the years ended

December 31, 2002, 2001 and 2000 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:

	Year Ended December 31,
	2002	2001	2000
Risk-free interest rate	3.16%	4.15%	4.60%
Expected lives	5 years	5 years	5 years
Expected volatility	118.33%	112.19%	74.14%
Expected dividend yield	0%	0%	0%

Based on the above assumptions, the total fair value of options granted was approximately $0.1 million and $140.5 million and $129.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

A summary of stock option activity for the UPC Plan is as follows:

	Year Ended December 31,
	2002			2001			2000
	Number	Weighted- Average Exercise Price		Number	Weighted- Average Exercise Price		Number	Weighted- Average Exercise Price
		(euros)			(euros)			(euros)
Outstanding at beginning of period	24,876,770	E	11.49	11,232,330	E	12.62	10,955,679	E	6.94
Granted during the period	3,200	E	1.00	17,849,542	E	10.61	2,629,762	E	27.97
Cancelled during the period	(3,719,724)	E	12.25	(2,138,712)	E	15.87	(127,486)	E	21.39
Exercised during the period	(38,025)	E	1.82	(2,066,390)	E	1.82	(2,225,625)	E	2.19

Outstanding at end of period	21,122,221	E	11.33	24,876,770	E	11.49	11,232,330	E	12.62

Exercisable at end of period (1)	13,442,561	E	11.11	10,502,678	E	10.64	5,803,659	E	7.62

(1)
Includes certificate rights as well as options.

The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:

	Year Ended December 31,
	2002					2001					2000
Exercise Price	Number	Fair Value		Exercise Price		Number	Fair Value		Exercise Price		Number	Fair Value		Exercise Price
		(euros)					(euros)					(euros)
Less than market price	–	E	–	E	–	756,240	E	11.64	E	4.54	2,124,486	E	60.37	E	24.23
Equal to market price	–	E	–	E	–	16,278,774	E	9.03	E	11.13	359,910	E	24.25	E	38.02
Greater than market price.	3,200	E	0.30	E	1.00	814,528	E	2.06	E	5.92	145,366	E	25.89	E	57.75

Total	3,200	E	0.30	E	1.00	17,849,542	E	8.82	E	10.61	2,629,762	E	53.52	E	27.97

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding				Options Exercisable
Exercise Price Range (euros)	Number	Weighted-Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price		Number	Weighted- Average Exercise Price
			(euros)			(euros)
E 1.00 – E 1.82	2,115,289	1.06	E	1.73	1,972,410	E	1.78
E 2.05 – E 5.20	4,025,677	3.07	E	4.77	2,257,361	E	4.56
E 5.39 – E12.99	11,989,810	2.85	E	12.59	6,862,460	E	12.39
E13.14 – E75.00	2,991,445	1.90	E	21.91	2,350,330	E	21.47

Total	21,122,221	2.58	E	11.33	13,442,561	E	11.11

The UPC Plan was accounted for as a variable plan prior to UPC's initial public offering in February 1999. Accordingly, compensation expense was recognized at each financial statement date based on the difference between the grant price and the estimated fair value of UPC's common stock. Thereafter, the UPC Plan has been accounted for as a fixed plan. Compensation expense of $31.9 million, $30.6 million and $31.0 million was recognized in the statement of operations for the years ended December 31, 2002, 2001 and 2000, respectively.

UPC Phantom Stock Option Plan.    In March 1998, UPC adopted a phantom stock option plan (the "UPC Phantom Plan") which permits the grant of phantom stock rights in up to 7,200,000 shares of UPC's common stock. The UPC Phantom Plan gives the employee the right to receive payment equal to the difference between the fair value of a share of UPC common stock and the option base price for the portion of the rights vested. The rights are granted at fair value at the time of grant, and generally vest in equal monthly increments over the four-year period following the effective date of grant and may be exercised for ten years following the effective date of grant. UPC, at its sole discretion, may make payment in (i) cash, (ii) freely tradable shares of United Class A common stock or (iii) freely tradable shares of UPC's common stock. If UPC chooses to make a cash payment, employees have the option to receive an equivalent number of freely tradable shares of UPC stock instead. The UPC Phantom Plan contains anti-dilution protection and provides that, in certain cases of a change of control, all phantom options outstanding become fully exercisable. Upon completion of UPC's reorganization (see Note 2), all options granted under the UPC Phantom Plan will be cancelled.

A summary of stock option activity for the UPC Phantom Plan is as follows:

	Year Ended December 31,
	2002			2001			2000
	Number	Weighted- Average Exercise Price		Number	Weighted- Average Exercise Price		Number	Weighted- Average Exercise Price
		(euros)			(euros)			(euros)
Outstanding at beginning of period	3,391,012	E	5.05	3,878,316	E	4.75	4,144,563	E	2.98
Granted during the period	–	E	–	–	E	–	391,641	E	17.49
Cancelled during the period	(438,359)	E	5.12	(119,866)	E	5.05	(529,666)	E	2.51
Exercised during the period	–	E	–	(367,438)	E	1.86	(128,222)	E	3.02

Outstanding at end of period	2,952,653	E	5.05	3,391,012	E	5.05	3,878,316	E	4.75

Exercisable at end of period	2,869,372	E	4.65	2,884,649	E	4.17	2,599,494	E	3.44

The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:

	Year Ended December 31,
	2002					2001					2000
Exercise Price	Number	Fair Value		Exercise Price		Number	Fair Value		Exercise Price		Number	Fair Value		Exercise Price
		(euros)					(euros)					(euros)
Less than market price	–	E	–	E	–	–	E	–	E	–	391,641	E	17.49	E	17.49
Equal to market price	–	E	–	E	–	–	E	–	E	–	–	E	–	E	–

Total	–	E	–	E	–	–	E	–	E	–	391,641	E	17.49	E	17.49

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding				Options Exercisable
Exercise Price Range (euros)	Number	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price		Number	Weighted-Average Exercise Price
			(euros)			(euros)
E 1.82	1,490,621	5.21	E	1.82	1,490,621	E	1.82
E 2.05	719,532	5.71	E	2.05	719,532	E	2.05
E 9.67	405,000	6.11	E	9.67	392,813	E	9.67
E19.08 – E28.67	337,500	7.22	E	20.15	266,406	E	20.12

Total	2,952,653	5.69	E	5.05	2,869,372	E	4.65

The UPC Phantom Plan is accounted for as a variable plan in accordance with its terms, resulting in compensation expense for the difference between the grant price and the fair market value at each financial statement date. Compensation expense (credit) of nil, $(22.8) million and $(75.9) million was recognized in the statement of operations for the years ended December 31, 2002, 2001 and 2000, respectively.

Other Subsidiary Option Plans

In addition to the Company's and UPC's stock option plans, certain of the Company's other subsidiaries, such as chello broadband, Priority Telecom, ULA, VTR and Austar United, have established their own stock option plans. Each of these plans contains its own unique provisions regarding granting, vesting and exercising of options, as determined by the Board of Directors of each subsidiary.

Aggregate Fair Value

The aggregate fair value of options granted for the years ended December 31, 2002, 2001 and 2000 was estimated at the date of grant using the Black-Scholes single-option pricing model. The total aggregate fair value of options granted by United and its consolidated subsidiaries was $47.7 million, $147.1 million and $150.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are amortized using the straight-line method over the vesting period of the options.

15. Segment Information

We manage our business by country, region and business line. Within UPC, there are three primary business segments—UPC Distribution, UPC Media and Priority Telecom. UPC Distribution provides video services, telephone services and high-speed Internet access services to residential and business customers. UPC Media consists of chello broadband's Internet-content business and UPC's content and programming business. Priority Telecom provides telephone and data network solutions to the business market. Within VTR, the primary business segment is Triple Play Distribution, which provides video services, telephone services and high-speed Internet access services to residential and business customers. We evaluate performance and allocate resources based on the results of these divisions. The key operating performance criteria used in this evaluation include revenue and "Adjusted EBITDA". Adjusted EBITDA is the primary measure used by our chief operating decision makers to evaluate segment-operating performance and to decide how to allocate resources to segments. "EBITDA" is an acronym for earnings before interest, taxes, depreciation and amortization. As we use the term, Adjusted EBITDA further removes the effects of cumulative effects of accounting changes, share in results of affiliates, minority interests in subsidiaries, reorganization expense, other income and expense, gain on issuance of common equity securities by subsidiaries, provision for loss on investments, gain (loss) on sale of investments in affiliates and other assets, proceeds from litigation settlement, gain on early extinguishment of debt, foreign currency exchange gain (loss), impairment and restructuring charges, and stock-based compensation. We believe Adjusted EBITDA is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within Adjusted EBITDA distorts their ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of Adjusted EBITDA is important because analysts and other investors use it to compare our performance to other companies in our industry. We reconcile the total of the reportable segments' Adjusted EBITDA to our consolidated net income as presented in the accompanying consolidated statements of operations, because we believe consolidated net income is the most directly comparable financial measure to total segment operating performance. Investors should view Adjusted EBITDA as a supplement to, and not a substitute for, other GAAP measures of income as a measure of operating performance. As discussed above, Adjusted EBITDA excludes, among other items, frequently occurring impairment, restructuring and other charges that would be included in GAAP measures of operating performance.

UnitedGlobalCom, Inc.

Notes to Consolidated Financial Statements (continued)

Revenue

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Europe:
Triple Play Distribution:
The Netherlands	$459,821	$365,988	$281,312
Austria	198,489	163,073	126,911
Belgium	24,650	22,319	20,036
Czech Republic	33,477	30,450	24,920
Norway	76,589	59,706	50,998
Hungary	108,264	83,334	63,963
France	92,296	83,812	65,761
Poland	75,912	76,945	68,578
Sweden	52,621	40,493	36,674
Other	33,236	28,440	21,903

Total Triple Play Distribution Revenue	1,155,355	954,560	761,056
Germany(1)	27,061	45,848	11,043
DTH(2)	28,683	75,609	53,648
Content(3)	–	73,515	56,594
Other (CLEC Network, General)	35,036	45,092	3,477
Intercompany Eliminations	–	(70,626)	(54,969)

Total Distribution	1,246,135	1,123,998	830,849
Priority Telecom	112,303	206,149	80,829
UPC Media	69,417	75,676	38,133
Corporate, IT and Other	477	3,782	3,360
Intercompany Eliminations	(108,591)	(176,417)	(34,537)

Total Europe	1,319,741	1,233,188	918,634

Latin America:
Triple Play Distribution:
Chile	183,049	162,814	143,037
Brazil	3,402	3,908	4,797
Other	3,609	2,080	1,946

Total Triple Play Distribution Revenue	190,060	168,802	149,780
DTH	3,377	3,776	5,130
Other	43	56	75

Total Latin America	193,480	172,634	154,985

Asia/Pacific:(4)
Triple Play Distribution:
Australia	–	145,423	168,015
New Zealand	–	–	4,888

Total Triple Play Distribution Revenue	–	145,423	172,903
Content	–	9,973	2,000
Other	–	235	2,410

Total Asia/Pacific	–	155,631	177,313

Corporate and other	1,800	441	102

Total	$1,515,021	$1,561,894	$1,251,034

(1)
As a result of the transfer of 22.3% of UPC's interest in UPC Germany, Germany was deconsolidated effective August 1, 2002 and is shown below Triple Play Distribution.
(2)
UPC's DTH operations in Poland were deconsolidated upon the merger with Canal+ Group effective December 7, 2001.
(3)
Content represents UPC's programming business in Poland, Wizja Sport, which was abandoned in December 2001.
(4)
As a result of the sale of 49.99% of the Company's interest in UAP, United deconsolidated the results of operations of Austar United effective November 15, 2001.

Adjusted EBITDA

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Europe:
Triple Play Distribution:
The Netherlands	$126,771	$58,942	$15,594
Austria	72,085	43,760	33,007
Belgium	9,666	4,625	(809)
Czech Republic	13,764	10,712	4,073
Norway	20,114	7,845	7,312
Hungary	47,135	29,996	23,297
France	(7,722)	(22,540)	(18,165)
Poland	17,493	(234)	(342)
Sweden	19,382	8,432	(2,318)
Other	11,504	8,840	5,542

Total Triple Play Distribution	330,192	150,378	67,191
Germany(1)	12,562	22,197	4,854
DTH(2)	(3,727)	(8,064)	(17,918)
Content(3)	–	(34,840)	(48,508)
Other (CLEC Network, General)	33,686	7,612	(8,947)

Total Distribution	372,713	137,283	(3,328)
Priority Telecom	(3,809)	(79,758)	(37,817)
UPC Media	(4,851)	(100,599)	(175,235)
Corporate, IT and Other	(89,787)	(98,393)	(111,259)

Total Europe	274,266	(141,467)	(327,639)

Latin America:
Triple Play Distribution:
Chile	45,700	28,710	22,789
Brazil	(939)	(1,280)	(854)
Other	(1,406)	(2,682)	(1,023)

Total Triple Play Distribution	43,355	24,748	20,912
DTH	(1,341)	550	592
Other	(3,530)	(4,854)	(16,784)

Total Latin America	38,484	20,444	4,720

Asia/Pacific:(4)
Triple Play Distribution:
Australia	–	(32,338)	(37,070)
New Zealand	–	–	(362)
Other	–	(2,660)	–

Total Triple Play Distribution	–	(34,998)	(37,432)
Content	–	(6,849)	(1,179)
Other	(282)	1,828	(4,713)

Total Asia/Pacific	(282)	(40,019)	(43,324)

Corporate and other	(16,094)	(30,201)	(2,221)

Total	$296,374	$(191,243)	$(368,464)

(1)
As a result of the transfer of 22.3% of UPC's interest in UPC Germany, Germany was deconsolidated effective August 1, 2002 and is shown below Triple Play Distribution.
(2)
UPC's DTH operations in Poland were deconsolidated upon the merger with Canal+ Group effective December 7, 2001.
(3)
Content represents UPC's programming business in Poland, Wizja Sport, which was abandoned in December 2001.
(4)
As a result of the sale of 49.99% of the Company's interest in UAP, United deconsolidated the results of operations of Austar United effective November 15, 2001.

Total segment Adjusted EBITDA reconciles to the consolidated statements of operations as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
	(As restated—See Note 22)
Total segment Adjusted EBITDA	$296,374	$(191,243)	$(368,464)
Stock-based compensation(1)	(28,228)	(8,818)	43,183
Depreciation and amortization	(730,001)	(1,147,176)	(815,522)
Impairment and restructuring charges(2)	(437,427)	(1,525,069)	–

Operating income (loss)	(899,282)	(2,872,306)	(1,140,803)
Other income (loss)	94,438	(1,796,641)	(887,618)
Gain on early extinguishment of debt	2,208,782	3,447	–

Income (loss) before income taxes and other items	1,403,938	(4,665,500)	(2,028,421)
Other	(1,760,392)	170,791	807,531

Net income (loss)	$(356,454)	$(4,494,709)	$(1,220,890)

(1)
Stock-based compensation for the years ended December 31, 2002, 2001 and 2000 includes charges associated with fixed, or non-cash, stock option plans totaling $31.9 million, $28.5 million and $39.7 million, respectively, and includes (credits) charges associated with phantom, or cash-based, stock option plans totaling $(3.7) million, $(19.7) million and $(82.9) million, respectively.
(2)
Impairment and restructuring charges includes $1.3 million and $204.1 million in cash charges for the years ended December 31, 2002 and 2001, respectively.

Triple Play Distribution Revenue

	Year Ended December 31, 2002
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$250,075	$84,264	$125,482	$459,821
Austria	84,495	49,712	64,282	198,489
Belgium	15,077	–	9,573	24,650
Czech Republic	28,524	706	4,247	33,477
Norway	52,939	10,265	13,385	76,589
Hungary	73,897	25,318	9,049	108,264
France	59,575	24,576	8,145	92,296
Poland	71,827	–	4,085	75,912
Sweden	35,923	–	16,698	52,621
Other	33,206	–	30	33,236

Total Europe	705,538	194,841	254,976	1,155,355

Latin America:
Chile	107,343	63,911	11,795	183,049
Brazil	3,366	–	36	3,402
Corporate and other	2,556	–	1,053	3,609

Total Latin America	113,265	63,911	12,884	190,060

Total	$818,803	$258,752	$267,860	$1,345,415

	Year Ended December 31, 2001
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$227,212	$63,381	$75,395	$365,988
Austria	76,658	41,241	45,174	163,073
Belgium	13,770	–	8,549	22,319
Czech Republic	28,362	750	1,338	30,450
Norway	44,673	6,845	8,188	59,706
Hungary	56,407	23,802	3,125	83,334
France	56,040	20,995	6,777	83,812
Poland	75,301	–	1,644	76,945
Sweden	30,592	–	9,901	40,493
Other	28,440	–	–	28,440

Total Europe	637,455	157,014	160,091	954,560

Latin America:
Chile	104,108	52,916	5,790	162,814
Brazil	3,908	–	–	3,908
Corporate and other	1,958	–	122	2,080

Total Latin America	109,974	52,916	5,912	168,802

Asia/Pacific:
Australia	133,177	2,991	9,255	145,423

Total Asia/Pacific	133,177	2,991	9,255	145,423

Total	$880,606	$212,921	$175,258	$1,268,785

	Year Ended December 31, 2000
	Video	Voice	Internet	Total
	(In thousands)
Europe:
The Netherlands	$199,592	$46,367	$35,353	$281,312
Austria	76,264	25,209	25,438	126,911
Belgium	14,456	1,319	4,261	20,036
Czech Republic	23,784	886	250	24,920
Norway	45,020	3,126	2,852	50,998
Hungary	43,551	19,991	421	63,963
France	53,822	9,365	2,574	65,761
Poland	68,574	–	4	68,578
Sweden	30,803	–	5,871	36,674
Other	21,903	–	–	21,903

Total Europe	577,769	106,263	77,024	761,056

Latin America:
Chile	108,270	33,497	1,270	143,037
Brazil	4,797	–	–	4,797
Corporate and other	1,945	–	1	1,946

Total Latin America	115,012	33,497	1,271	149,780

Asia Pacific:
Australia	163,094	732	4,189	168,015
New Zealand	844	3,166	878	4,888

Total Asia/Pacific	163,938	3,898	5,067	172,903

Total	$856,719	$143,658	$83,362	$1,083,739

Revenue by Geographical Area

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Europe:
The Netherlands	$537,434	$438,421	$342,277
Austria	206,574	170,250	133,190
Belgium	24,651	22,545	20,035
Czech Republic	46,426	40,976	28,791
Norway	93,363	69,882	56,650
Hungary	124,209	93,206	65,292
France	92,622	87,215	65,765
Poland	78,865	135,974	121,285
Sweden	53,553	41,699	36,674
Germany	27,062	50,890	11,043
Other	34,982	82,130	37,632

Total Europe	1,319,741	1,233,188	918,634

Latin America:
Chile	186,426	166,590	148,167
Brazil	3,402	3,908	4,797
Other	3,652	2,136	2,021

Total Latin America	193,480	172,634	154,985

Asia/Pacific:
Australia	–	155,631	172,425
New Zealand	–	–	4,888

Total Asia/Pacific	–	155,631	177,313

Corporate and other	1,800	441	102

Total	$1,515,021	$1,561,894	$1,251,034

Long-Lived Assets by Geographical Area

	December 31,
	2002	2001
	(In thousands)
Europe:
The Netherlands	$1,537,957	$1,556,384
Austria	304,433	292,111
Belgium	22,398	21,740
Czech Republic	120,863	126,062
Norway	263,402	235,611
Hungary	251,127	223,255
France	573,179	563,220
Poland	124,094	147,952
Sweden	87,339	76,819
Germany	–	72,317
Other	41,937	39,905

Total Europe	3,326,729	3,355,376

Latin America:
Chile	293,941	311,217
Brazil	6,606	9,181
Other	2,842	4,024

Total Latin America	303,389	324,422

Corporate and other	10,093	12,687

Total	$3,640,211	$3,692,485

	Investments in Affiliates		Long-Lived Assets		Total Assets
	December 31,		December 31,		December 31,
	2002	2001	2002	2001	2002	2001
	(In thousands)
Europe:
Triple Play Distribution:
The Netherlands	$112,722	$140,900	$1,347,160	$1,360,837	$2,438,631	$3,343,625
Austria	–	–	282,628	265,578	450,526	410,534
Belgium	–	–	22,395	21,694	44,444	43,158
Czech Republic	–	–	120,863	126,062	127,691	221,149
Norway	–	–	226,981	209,770	249,761	302,006
Hungary	–	97	251,120	223,172	343,287	351,825
France	–	–	573,167	563,204	608,650	765,964
Poland	3,277	29,254	124,088	147,546	245,122	689,208
Sweden	–	–	87,339	71,730	237,619	372,368
Other	–	–	39,377	38,570	73,119	94,935

Total Triple Play Distribution	115,999	170,251	3,075,118	3,028,163	4,818,850	6,594,772
Germany	–	37	–	72,286	–	144,517

Total Distribution	115,999	170,288	3,075,118	3,100,449	4,818,850	6,739,289
Priority Telecom	–	–	202,986	189,554	261,301	687,651
UPC Media	4,037	2,781	48,625	65,373	72,554	120,030

Total Europe	120,036	173,069	3,326,729	3,355,376	5,152,705	7,546,970

Latin America:
Triple Play Distribution:
Chile	–	–	293,893	311,054	505,092	539,982
Brazil	3,090	4,426	6,606	9,181	10,501	20,055
Other	–	–	2,832	3,963	5,644	7,087

Total Triple Play Distribution	3,090	4,426	303,331	324,198	521,237	567,124
DTH	–	–	48	163	4,284	4,955
Other	30,727	38,394	10	61	39,236	85,230

Total Latin America	33,817	42,820	303,389	324,422	564,757	657,309

Asia/Pacific:
Australia	–	–	–	–	–	221,796
Other	–	15,736	–	–	163	27,703

Total Asia/Pacific	–	15,736	–	–	163	249,499

Corporate and other	–	–	10,093	12,687	213,969	584,862

Total	$153,853	$231,625	$3,640,211	$3,692,485	$5,931,594	$9,038,640

	Depreciation and Amortization			Capital Expenditures
	Year Ended December 31,			Year Ended December 31,
	2002	2001	2000	2002	2001	2000
	(In thousands)
Europe:
Triple Play Distribution:
The Netherlands	$(230,967)	$(326,359)	$(263,941)	$(105,684)	$(256,446)	$(593,297)
Austria	(71,924)	(68,513)	(57,221)	(38,388)	(92,679)	(133,371)
Belgium	(5,952)	(7,531)	(9,341)	(2,884)	(8,367)	(9,830)
Czech Republic	(16,317)	(24,577)	(16,618)	(4,706)	(26,287)	(29,282)
Norway	(37,288)	(35,918)	(31,466)	(7,050)	(60,563)	(99,861)
Hungary	(34,889)	(35,202)	(23,103)	(16,659)	(31,599)	(117,866)
France	(85,940)	(78,732)	(59,512)	(19,688)	(114,596)	(226,388)
Poland	(28,517)	(126,855)	(107,682)	(4,464)	(35,628)	(126,881)
Sweden	(13,519)	(37,098)	(34,271)	(8,974)	(28,767)	(16,386)
Other	(71,400)	(15,120)	(11,019)	(3,696)	(13,610)	(11,932)

Total Triple Play Distribution	(596,713)	(755,905)	(614,174)	(212,193)	(668,542)	(1,365,094)
Germany	(9,240)	(107,799)	(4,149)	(3,357)	(12,788)	(6,720)

Total Distribution	(605,953)	(863,704)	(618,323)	(215,550)	(681,330)	(1,371,814)
Priority Telecom	(45,239)	(80,887)	(15,798)	(30,658)	(69,710)	(149,361)
UPC Media	(20,565)	(37,304)	(23,349)	(6,241)	(50,051)	(111,323)

Total Europe	(671,757)	(981,895)	(657,470)	(252,449)	(801,091)	(1,632,498)

Latin America:
Triple Play Distribution:
Chile	(54,369)	(53,777)	(47,057)	(79,894)	(135,735)	(96,706)
Brazil	(1,208)	(2,101)	(2,236)	(1,864)	(6,607)	(1,384)
Other	(667)	(5,705)	(1,321)	(815)	(3,807)	(1,781)

Total Triple Play Distribution	(56,244)	(61,583)	(50,614)	(82,573)	(146,149)	(99,871)
DTH	(89)	(250)	(295)	(112)	(86)	(102)
Other	(496)	(18)	–	–	(4)	(142)

Total Latin America	(56,829)	(61,851)	(50,909)	(82,685)	(146,239)	(100,115)

Asia/Pacific:
Australia	–	(100,489)	(101,619)	–	(48,291)	(113,786)
New Zealand	–	–	(2,832)	–	–	–
Other	–	(1,282)	(1,178)	–	–	(55)

Total Asia/Pacific	–	(101,771)	(105,629)	–	(48,291)	(113,841)

Corporate and other	(1,415)	(1,659)	(1,514)	(58)	(790)	(148)

Total	$(730,001)	$(1,147,176)	$(815,522)	$(335,192)	$(996,411)	$(1,846,602)

16. Impairment and Restructuring Charges

	Employee Severence and Termination	Office Closures	Programming and Lease Contract Termination	Asset Disposal Losses and Other	Impairment Charges	Total Impairment and Restructuring
	(In thousands)
UPC Distribution	$35,081	$12,523	$31,281	$37,820	$682,633	$799,338
Priority Telecom	7,829	3,548	11,505	–	418,413	441,295
UPC Media	2,164	–	50,767	9,515	–	62,446
Swiss wireless license	–	–	–	–	91,260	91,260
Microsoft contract acquisition rights	–	–	–	–	59,831	59,831
UPC Corporate	1,861	233	–	–	46,590	48,684
Other	–	–	–	–	22,215	22,215

Total	46,935	16,304	93,553	47,335	1,320,942	1,525,069
Cash paid	(13,497)	(6,386)	(14,814)	(3,294)	–	(37,991)
Non-cash release of restructuring liability and reclassifications	–	–	12,122	(29,592)	(1,320,942)	(1,338,412)
Cumulative translation adjustments	127	38	346	55	–	566

Impairment and restructuring liability as of December 31, 2001	33,565	9,956	91,207	14,504	–	149,232

UPC Distribution	4,282	7,884	654	1,083	75,305	89,208
Priority Telecom	3,821	–	(14,917)	2,467	359,237	350,608
UPC Media	3,665	–	(17,772)	5,041	5,515	(3,551)
UPC Corporate	1,907	–	–	3,159	(3,904)	1,162

Total	13,675	7,884	(32,035)	11,750	436,153	437,427

Cash paid	(30,135)	(7,355)	(18,056)	(6,352)	–	(61,898)

Non-cash release of restructuring liability and reclassifications	(809)	2,733	(14,175)	(18,097)	(436,153)	(466,501)

Cumulative translation adjustments	3,133	978	9,920	2,590	–	16,621

Impairment and restructuring liability as of December 31, 2002	$19,429	$14,196	$36,861	$4,395	$–	$74,881

Short-term portion	11,224	9,193	2,550	4,312	–	27,279
Long-term portion(1)	8,205	5,003	34,311	83	–	47,602

Total	$19,429	$14,196	$36,861	$4,395	$–	$74,881

(1)
The long-term portion of impairment and restructuring liability relates to costs that as a result of the terms of the original agreements will not be paid within one year.

UPC implemented a restructuring plan during the second half of 2001 to both lower operating expenses and strengthen its competitive and financial position. This included eliminating certain employee positions, reducing office space and related overhead expenses, rationalization of certain corporate assets, recognizing losses related to excess capacity under certain contracts and canceling certain programming contracts. The total workforce reduction was effected through attrition, involuntary terminations and a reorganization of UPC's operations to permanently eliminate open positions resulting from normal employee attrition. Salaries and benefits earned during the transition period have not been included in the restructuring charge.

2001

Due to the lack of financial resources to fully develop the triple play in Germany, and due to the inability of UPC to find a partner to help implement this strategy, the long range plans of UPC Germany were revised in 2001 to provide for a "care and maintenance" program, meaning that the business plan would be primarily focused on current customers and product offerings instead of a planned roll out of new service offerings. As a result of this revised business plan, UPC determined that a triggering event had occurred with respect to this investment in the fourth quarter of 2001, as defined in Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). After analyzing the projected undiscounted free cash flows (without interest), an impairment charge was deemed necessary. The amount of the charge was determined by evaluating the estimated fair value of UPC's investment in UPC Germany using a discounted cash flow approach, resulting in an impairment charge of $682.6 million for the year ended December 31, 2001.

During the second quarter of 2001, UPC identified indicators of possible impairment of long-lived assets, principally indefeasible rights of use ("IRUs") and related goodwill within its CLEC subsidiary, Priority Telecom. Such indicators included significant declines in the market value of publicly traded telecommunications providers and a change, subsequent to the acquisition of Cignal, in the way that certain assets from the Cignal acquisition were being used within Priority Telecom. UPC revised its strategic plans for using these assets because of reduced levels of private equity funding activity for CLEC businesses and a decision by UPC to complete a public listing of Priority Telecom in the second half of 2001. The changes in strategic plans included a decision to phase out the legacy international wholesale voice operations of Cignal. When UPC and Priority Telecom reached agreement to acquire Cignal in the second quarter of 2000, the companies originally intended to continue the international wholesale voice operations of Cignal for the foreseeable future. This original plan for the international wholesale voice operations was considered in the determination of the consideration paid for Cignal. In 2001, using the strategic plan prepared in connection with the public listing of Priority Telecom, an impairment assessment test and measurement in accordance with SFAS 121 was completed, resulting in a write down of tangible assets, related goodwill and other impairment charges of $418.4 million for the year ended December 31, 2001.

In 2000 UPC acquired a license to operate a wireless telecommunications system in Switzerland. Since its acquisition, UPC has been evaluating various alternatives to develop this license. During the fourth quarter of 2001, in connection with UPC's overall strategic review, it was determined that UPC was not in a position to develop this asset as a result of both funding constraints and a change in strategic focus away from the wireless business, resulting in a write down of the value of this asset to nil and a charge of $91.3 million for the year ended December 31, 2001.

As a result of issuing warrants to Microsoft Corporation during 1999 and 2000, UPC recorded E150.2 million in contract acquisition rights. These rights were being amortized over the three-year term of an interim technology agreement. During the fourth quarter of 2001, this interim technology agreement was terminated, and the remaining unamortized contract acquisition rights totaling $59.8 million were written off.

In December 2001, Austar United reviewed all of its activities and restructured its business to focus on the core pay television business and augment it with interactive television services. This restructuring included outsourcing a number of existing functions, ceasing operation of its own Internet network, streamlining sales and customer service processes and reducing general corporate overhead. In conjunction with this restructuring, Austar United analyzed the carrying value of its tangible and intangible assets, in accordance with SFAS 121, and determined there was an impairment in the value of certain of its assets, primarily the spectrum licenses and goodwill related to its Internet business. These assets were written down to fair value as of December 31, 2001. The impairment and restructuring charges for Austar United totaled $146.2 million, and due to the deconsolidation of Austar United effective November 15, 2001, this amount was included in share in results of affiliates. In addition, the Company recorded an impairment of the carrying value of goodwill on its books of $22.2 million related to its investment in Austar United.

2002

Based on the Company's annual impairment test as of December 31, 2002 in accordance with SFAS 142, an impairment charge of $344.8 million and $18.0 million was recorded on goodwill related to Priority Telecom and UPC Romania, respectively, for the year ended December 31, 2002. In addition, the Company wrote off obsolete inventory and other tangible assets in The Netherlands, Norway, France, Poland, Slovak Republic and Czech Republic totaling $74.6 million for the year ended December 31, 2002.

It is possible that the Company may incur additional impairment and restructuring charges in 2003. Such charges could arise as a result of its contemplated debt restructuring, a rationalization of its investments or the application of accounting standards used to value and adjust to the carrying value of long-lived assets, goodwill and other intangibles. Because of uncertainties concerning UPC's proposed debt restructuring, UPC is not able to estimate whether it will incur charges in 2003 and thereafter, or, if such charges are necessary, the likely amount of the charges.

The following table summarizes the number of employees scheduled for termination in connection with UPC's restructuring (by division and by function):

	Number of Employees Scheduled for Termination as of December 31,
	2002	2001
Division:
UPC Distribution	45	873
Priority Telecom	–	23
UPC Media	–	86
Corporate	–	4

Total	45	986

Function:
Programming	–	1
Network operations	5	498
Customer operations	–	112
Customer care	25	92
Billing and collection	–	4
Customer acquisition and marketing	4	164
Administration	11	115

Total	45	986

17. Gain on Extinguishment of Debt

As part of United's recapitalization in January 2002, United purchased at fair value certain debt securities of its subsidiaries, including the United UPC Bonds, UPC Exchangeable Loan and UGC Holdings 1998 Notes (directly from Liberty and indirectly through the purchase of Liberty's interest in IDT United). The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of those debt securities as reflected in UGC Holdings' historical financial statements. For consolidated financial reporting purposes United recognized a gain of $1.757 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over its cost (see Note 4).

In January 2002, UPC recognized a gain of $109.2 million from the restructuring and cancellation of capital lease obligations associated with excess capacity of certain Priority Telecom vendor contracts.

In June 2002, UPC recognized a gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of certain interest rate/cross currency derivative contracts between the banks and UPC (see Note 9).

18. Income Taxes

Because United does business in foreign countries and has a controlling interest in most of its subsidiaries, such subsidiaries are considered to be "controlled foreign corporations" ("CFC") under U.S. tax law. In general, a U.S. corporation that is a shareholder in a CFC may be required to include in its income the average adjusted tax basis of any investment in U.S. property held by a wholly or majority owned CFC to the extent that the CFC has positive current or accumulated earnings and profits. This is the case even though the U.S. corporation may not have received any actual cash distributions from the CFC. In addition, certain income earned by most of United's foreign subsidiaries during a taxable year when the subsidiaries have positive earnings and profits will be included in United's income to the extent of the earnings and profits when the income is earned, regardless of whether the income is distributed to United. The income, often referred to as "Subpart F income," generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain exchange gains in excess of exchange losses, and certain related party sales and services income. Since United and a majority of its subsidiaries are investors in, or are involved in, foreign businesses, United could have significant amounts of Subpart F income. Although United intends to take reasonable tax planning measures to limit its tax exposure, there can be no assurance United will be able to do so.

In general, a United States corporation may claim a foreign tax credit against its United States federal income tax expense for foreign income taxes paid or accrued. A United States corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the United States corporation as a dividend. Because United must calculate its foreign tax credit separately for dividends received from certain of its foreign subsidiaries from those of other foreign subsidiaries and because of certain other limitations, United's ability to claim a foreign tax credit may be limited. Some of United's operating companies are located in countries with which the United States does not have income tax treaties. Because United lacks treaty protection in these countries, United may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on its income. Limitations on the ability to claim a foreign tax credit, lack of treaty protection in some countries, and the inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective United States federal tax rate on United's earnings. Since substantially all of United's revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for United than for companies that generate most of their revenue in the United States or in jurisdictions that have these treaties.

The Company through its subsidiaries maintains a presence in over 20 countries. Many of these countries maintain tax regimes that differ significantly from the system of income taxation used in the United States, such as a value added tax system. The Company has accounted for the effect of foreign taxes based on what we believe is reasonably expected to apply to the Company and its subsidiaries based on tax laws currently in effect and/or reasonable interpretations of these laws. Because some foreign jurisdictions do not have systems of taxation that are as well established as the system of income taxation used in the United States or tax regimes used in other major industrialized countries, it may be difficult to anticipate how foreign jurisdictions will tax current and future operations of the Company and its subsidiaries.

The primary differences between taxable income (loss) and net income (loss) for financial reporting purposes relate to gains on extinguishment of debt, impairments of goodwill and other long-lived assets, and international rate differences. For investments in foreign corporations accounted for under the equity method, taxable income (loss) generated by these affiliates does not flow through to the Company for United States federal and state tax purposes, even though the Company records its allocable share of affiliate income (losses) for financial reporting purposes.

The significant components of the Company's consolidated deferred tax assets and liabilities are as follows:

	December 31,
	2002	2001
	(In thousands)
Deferred tax assets:
Tax net operating loss carryforward of consolidated foreign subsidiaries	$1,431,785	$1,485,054
Company's U.S. tax net operating loss carryforward	–	157,409
Accrued interest expense	91,036	69,901
Investment valuation allowance and other	22,442	5,439
Property, plant and equipment, net	40,063	15,808
Other	23,129	32,427
Capital loss carryforward from disposition of interest in subsidiary	–	41,679
Derivative assets	–	27,454
Stock-based compensation	–	5,653

Total deferred tax assets	1,608,455	1,840,824
Valuation allowance	(1,607,089)	(1,828,354)

Deferred tax assets, net of valuation allowance	1,366	12,470

Deferred tax liabilities:
Cancellation of debt and other	(110,583)	–
Intangible assets	(12,056)	(80,300)
Other	(62,219)	–

Total deferred tax liabilities	(184,858)	(80,300)

Deferred tax liabilities, net	$(183,492)	$(67,830)

The foreign tax loss carryforwards originate primarily from The Netherlands, France, Poland and Chile. The benefit of the tax loss carryforwards of France and Poland, aggregating to $264.1 million, will expire beginning in 2003 through 2007. The benefit of the tax loss carryforwards of The Netherlands and Chile, $956.8 million and $39.9 million, respectively, have no expiration date.

As a result of UPC's restructuring, UPC will realize a one-time gain. To the extent this gain resides at the level of UPC or one of its Dutch subsidiaries, this creates Dutch taxable income. However, to the extent UPC has net operating losses, these net operating losses can be used to shelter this income. UPC has discussed the restructuring with the Dutch tax authorities and has come to an agreement on the treatment for Dutch corporate income tax purposes. Agreement has been reached on how the gain at the UPC level should be calculated and how UPC's net operating losses can be used to shelter this gain. In view of the above, the restructuring of UPC will not lead to a cash outflow for corporate income tax. In addition, the restructuring will lead to a capital tax cost of 0.55% on the fair market value of the contributions made to UPC to the extent that UPC cannot rely on an exemption.

The difference between income tax (benefit) expense provided in the accompanying consolidated financial statements and the expected income tax (benefit) expense at statutory rates is reconciled as follows:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
	(As restated—See Note 22)
Expected income tax benefit at the U.S. statutory rate of 35%	$491,379	$(1,632,925)	$(709,947)
Tax effect of permanent and other differences:
Change in valuation allowance	173,604	814,612	505,180
Goodwill impairment	114,039	559,028	–
Non-deductible interest accretion	110,974	81,149	61,060
Financial instruments	95,178	–	–
International rate differences	58,407	187,027	128,929
Non-deductible expenses	12,024	14,740	26,079
Amortization of goodwill	–	84,020	90,394
Gain on issuance of common equity securities by subsidiaries	–	(1,974)	(48,538)
Other	(11,415)	(5,063)	4,799
State tax, net of federal benefit	42,118	(139,965)	(60,853)
Gain on sale of investment in affiliates	(51,774)	–	–
Non-deductible foreign currency exchange results	(104,598)	–	–
Gain on early extinguishment of debt	(728,754)	(1,310)	–

Total income tax expense (benefit)	$201,182	$(40,661)	$(2,897)

The net decrease in the valuation allowance for the year ended December 31, 2002 was $221.3 million. The 2002 valuation allowance reflects a decrease to account for the elimination of certain U.S. net operating loss and capital loss carryforwards from 2001 in the amount of $199.1 million. The decrease was mainly attributable to the merger transaction discussed in Note 4.

19. Earnings Per Share

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
	(As restated—See Note 22)
Numerator (Basic):
Income (loss) before cumulative effect of change in accounting principle	$988,268	$(4,514,765)	$(1,220,890)
Accrual of dividends on Series B convertible preferred stock	(156)	(1,873)	(1,717)
Accrual of dividends on Series C convertible preferred stock	(2,397)	(29,750)	(29,750)
Accrual of dividends on Series D convertible preferred stock	(1,621)	(20,125)	(20,125)

Basic income (loss) attributable to common stockholders before cumulative effect of change in accounting principle	984,094	(4,566,513)	(1,272,482)
Cumulative effect of change in accounting principle	(1,344,722)	20,056	–

Basic net income (loss) attributable to common stockholders	$(360,628)	$(4,546,457)	$(1,272,482)

Denominator (Basic):
Basic weighted-average number of common shares outstanding	390,087,623	99,834,387	96,114,927

Numerator (Diluted):
Income (loss) before cumulative effect of change in accounting principle	$988,268	$(4,514,765)	$(1,220,890)
Accrual of dividends on Series B convertible preferred stock	–	(1,873)	(1,717)
Accrual of dividends on Series C convertible preferred stock	–	(29,750)	(29,750)
Accrual of dividends on Series D convertible preferred stock	(1,621)	(20,125)	(20,125)

Diluted income (loss) attributable to common stockholders before cumulative effect of change in accounting principle	986,647	(4,566,513)	(1,272,482)
Cumulative effect of change in accounting principle	(1,344,722)	20,056	–

Diluted net income (loss) attributable to common stockholders	$(358,075)	$(4,546,457)	$(1,272,482)

Denominator (Diluted):
Basic weighted-average number of common shares outstanding	390,087,623	99,834,387	96,114,927
Incremental shares attributable to the assumed exercise of outstanding options (treasury stock method)	9,701	–	–
Incremental shares attributable to the assumed conversion of Series B convertible preferred stock, if dilutive	224,256	–	–
Incremental shares attributable to the assumed conversion of Series C convertible preferred stock, if dilutive	1,042,577	–	–
Incremental shares attributable to the assumed conversion of Series D convertible preferred stock, if dilutive	–	–	–

Diluted weighted-average number of common shares outstanding	391,364,157	99,834,387	96,114,927

20. Related Party Transactions

Notes Receivable, Related Parties

	December 31,
	2002	2001
	(In thousands)
Liberty	$–	$302,708
Megapo	8,223	7,952
Other	100	244

Total	$8,323	$310,904

In 2001 UGC Holdings executed certain promissory notes with Liberty, which were assumed by United on January 30, 2002 in connection with the merger transaction.

Loans to Officers and Directors

In 2000 and 2001, UGC Holdings made loans through a subsidiary to Michael T. Fries, Mark L. Schneider and John F. Riordan, each of whom at the time was a director or an executive officer of UGC Holdings. The loans, totaling approximately $18.3 million, accrue interest at the 90-day LIBOR plus 2.5% or 3.5%, as determined in accordance with the terms of each note. The purpose of the loans was to enable these individuals to repay margin debt secured by common stock of UGC Holdings or its subsidiaries without having to liquidate their stock ownership positions in UGC Holdings or its subsidiaries. Each loan was secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries to the borrower, and certain of the loans were also secured by common stock of United and UPC held by the borrower. Initially the loans were recourse to the borrower, however, in April 2001, the Board of Directors revised the loans to be non-recourse to the borrower, except to the extent of any pledged collateral. Accordingly, such amounts have been reflected as a reduction of stockholders' equity. The value of the collateral exceeded the amount of the loans when they were made, but as of the date hereof, the pledged collateral for each of these loans is worth less than the balance of such loans. The written documentation for these loans provided that they were payable on demand, or, if not paid sooner, on November 22, 2002. On January 22, 2003, the Company notified Michael T. Fries and Mark L. Schneider of foreclosure on all of the collateral securing the loans, which loans had an outstanding balance on such date, including interest of approximately $8.8 million. The Company's Board of Directors authorized to pay Michael T. Fries and Mark L. Schneider a bonus in the aggregate amount of approximately $1.7 million to pay the taxes resulting from the foreclosure and the bonus. The loans made to John F. Riordan have been extended until July 22, 2003 pending further review of certain taxes and other issues.

Merger Transaction Loans

When UGC Holdings issued shares of its Series E preferred stock in connection with the merger transaction, the Principal Founders delivered full-recourse promissory notes to UGC Holdings in the aggregate amount of $3.0 million in partial payment of their subscriptions for the Series E preferred stock. The loans evidenced by these promissory notes bear interest at 6.5% per annum and are due and payable on demand on or after January 30, 2003, or on January 30, 2007 if no demand has been made by then. Such amounts have been reflected as a reduction of stockholders' equity, as such transactions are accounted for as variable option awards based on the substance of such transactions.

21. Subsequent Events

On April 9, 2003, United purchased UPC's interest in SBS for E100.0 million. This transaction satisfied United's E100.0 million commitment under the Reorganization Plan. In addition, pursuant to the loan deferral agreement with Liberty, the notes payable to Liberty totaling $102.7 million are now due on or about January 30, 2004.

Effective April 9, 2003, the UPC Distribution Bank Facility lenders have extended until September 30, 2003, the waivers of the defaults arising as a result of UPC's decision not to make interest payments under its outstanding senior notes (as described in Note 2) (the "Amended Waiver Letter"). The Amended Waiver Letter amends the Relevant Period (as defined in the Modified Waiver Letter) to include that in the event of an appeal of the decision of the Dutch Bankruptcy Court on March 13, 2003 ratifying the Akkoord, the Relevant Period is the date falling 11 business days after a judgment by either a Dutch Court, a Dutch Court of Appeal or the Dutch Supreme Court (together, the "Dutch Courts") in relation to such appeal is rendered and has become final and conclusive. In addition, the definition of Termination Event (as defined in the Modified Waiver Letter) is amended to include if at any time prior to the end of the Relevant Period any of the Dutch Courts renders a judgment that has become final and conclusive that annuls or otherwise reverses or overturns the ratification of the Dutch Bankruptcy Court of March 13, 2003 or that otherwise has the effect that the Akkoord is no longer effective or cannot be implemented. Except as noted above, the material terms of the Amended Waiver Letter are unchanged from those in the Modified Waiver Letter. As a condition to obtaining the Amended Waiver Letter, UPC completed the contribution of E125.0 million in cash to UPC Distribution on April 9, 2003, as contemplated in the Modified Waiver Letter.

22. Restatement of Financial Statements

We consolidated the financial results of UPC Germany prior to July 2002, as we held an indirect approximate 51% majority voting equity interest. At the end of July 2002, our ownership interest in UPC Germany was reduced from approximately 51% to approximately 29% as a result of a pre-existing call right held by the minority shareholder, which became exercisable in February 2002 as a result of certain events of default under several of our debt agreements. Accordingly, we deconsolidated UPC Germany effective August 1, 2002. Upon deconsolidation, our net negative investment in UPC Germany was E150.3 ($147.9) million. Previously we concluded that generally accepted accounting principles precluded the recognition of a gain upon deconsolidation because there were significant uncertainties regarding the realization of such gain. Based on further analysis, we revised our conclusion, and as such we have restated our consolidated financial statements as of and for the year ended December 31, 2002 to recognize a gain from the reversal of this net negative investment, effective August 1, 2002. This restatement affected our previously issued consolidated financial statements as follows (in thousands, except per share data):

	December 31, 2002
	Previously Reported	Adjustment	As Restated
Balance Sheet
Net negative investment in deconsolidated subsidiaries	$801,958	$(157,487)	$644,471

Total long-term liabilities not subject to compromise	$1,548,121	$(157,487)	$1,390,634

Accumulated deficit	$(6,945,687)	$147,925	$(6,797,762)

Accumulated other comprehensive income (loss)	$(1,121,907)	$9,562 (1)	$(1,112,345)

Total stockholders' equity (deficit)	$(4,442,361)	$157,487	$(4,284,874)

	Year Ended December 31, 2002
	Previously Reported	Adjustment	As Restated
Statement of Operations
Gain (loss) on sale of investments in affiliates and other assets, net	$(30,663)	$147,925	$117,262

Income (loss) before cumulative effect of change in accounting principle	$840,343	$147,925	$988,268

Net income (loss)	$(504,379)	$147,925	$(356,454)

Comprehensive income (loss)	$(1,360,650)	$157,487	$(1,203,163)

Basic and diluted net income (loss) per common share:
Basic and diluted net income (loss) before cumulative effect of change in accounting principle	$2.15	$0.37	$2.52
Cumulative effect of change in accounting principle	(3.45)	–	(3.45)

Basic and diluted net income (loss)	$(1.30)	$0.37	$(0.93)

(1)
Foreign currency translation effects.

The restatement had no effect on total cash flows from operating, investing or financing activities.

The Company has reclassified gains and losses associated with the extinguishment of debt from extraordinary classification to a separate line as a component of income (loss) before income taxes and other items, and the related tax effects to income tax (expense) benefit, in the accompanying consolidated statements of operations to be consistent with presentation requirements of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145").